Notice of Annual Meeting of Shareholders and 2025 Proxy Statement including the 2024 Annual Report to Shareholders

THE PROGRESSIVE CORPORATION



CONTENTS





NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Progressive Corporation (NYSE:PGR) will hold its Annual Meeting of Shareholders on Friday, May 9, 2025, at 10:00 a.m. eastern time. The meeting will be held by online audio webcast only and there will be no physical location for the meeting. Accordingly, you will not be able to attend the Annual Meeting in person. You will be able to attend the Annual Meeting, vote, and submit your questions during the meeting via live audio-only webcast by visiting virtualshareholdermeeting.com/PGR2025. To participate in the Annual Meeting, you must have your 16-digit control number that is shown on your proxy card.

At the Annual Meeting, shareholders will be asked to:

1. Elect as directors the 11 nominees identified in the attached Proxy Statement, each to serve for a term of one year;

2. Cast an advisory vote to approve our executive compensation program;

3. Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025; and

4. Transact such other business as may properly come before the meeting.

The foregoing items of business are described more fully in the Proxy Statement accompanying this Notice. Only shareholders of record of The Progressive Corporation at the close of business on March 14, 2025, are entitled to receive notice of and to vote at the meeting or any adjournment or postponement of the meeting.

Your vote is important. Whether or not you plan to participate in the meeting via the live audio-only webcast, please vote by Internet or telephone (following the instructions on the enclosed proxy card), or by completing and returning the proxy card in the enclosed postage-paid envelope. If you later choose to revoke your proxy or change your vote, you may do so by following the procedures described in the Proxy Statement's "Questions and Answers about the Annual Meeting and Voting" section.

By Order of the Board of Directors,

David M. Stringer, *Secretary*

March 24, 2025

**The Proxy Statement and the 2024 Annual Report to Shareholders
are also available at progressiveproxy.com**

A MESSAGE FROM THE BOARD OF DIRECTORS

March 24, 2025

To Progressive's shareholders:

After navigating several years of challenging business conditions, we welcomed 2024 with cautious optimism. We believed Progressive's deft response to volatility and profitability concerns in 2023 positioned it well for profitable growth in 2024. Our optimism proved well-grounded: The company delivered an appealing mix of product offerings and customer-focused service, yielding a year of profitable growth.

The numbers tell a lot of the story. Year over year, Progressive grew countrywide policies in force and net written premiums by 18% and 21%, respectively. This follows strong growth in 2023, marking exceptional sustained performance. Moreover, both our Personal Lines and Commercial Lines businesses were profitable—no small feat in highly competitive markets and uncertain risk environments. The results are a testament to Progressive's unwavering commitment to growing as fast as possible while delivering outstanding customer service and earning at least a four percent profit margin.

While my fellow Directors and I were delighted with the company's results, 2024 was about more than numbers. In a decade filled with change and challenge, obstacles and opportunities, we believe Progressive's performance has been rooted in the team's clarity of vision, excellence in execution, and sincerity of culture. We're confident these strengths, amplified through over 66,300 Progressive employees, will continue to support an enduring, thriving business. It is a joy to watch the Progressive team work together with shared purpose and cultivated resilience.

I encourage you to read more about Progressive's outstanding performance in 2024 in the most recent letter from Progressive's Chief Executive Officer, Tricia Griffith, which accompanies our 2024 Annual Report. As always, Tricia's letter provides a view into Progressive's unique culture, gives context to its commitments to its stakeholders, and shares details about Progressive's accomplishments, strategies, and goals.

With regard to stakeholders, the Board recognizes the special role Progressive plays for its customers and employees during times of need. We saw this firsthand at our October 2024 Board meeting, which commenced the morning after Hurricane Milton made landfall in Florida. Immediately, the Progressive team pivoted to focus on the storm. We received real-time updates as plans were made to mobilize thousands of employees to contact customers and address claims—and to reach out to employees in the storm's path to check on their safety and offer assistance to those needing help. We saw the urgency of the moment, the concern for everyone's welfare, and the desire to be there for both customers and employees in need. Ultimately, customers were served, employees were supported, and the company played its perennially vital role in the process of repairing and rebuilding. This is just one example of how Progressive lives up to its brand purpose – coming together as a team to help our customers move forward and live fully.

I could fill pages with commentary on the company's efforts for other stakeholder groups. For more on that, I invite you to read Progressive's Corporate Sustainability Report, published this past September. In those pages, you'll find data and stories that illustrate the driving force of culture at Progressive. The team strives to understand each other's needs, its customers' needs, and the overarching need to deliver when it counts, always in the right way.

As a Board, we are ever mindful of the critical role we play in providing oversight and input. To that end, we continue to engage with management regularly on overall business strategy, risk management, and issues relating to people and culture, among many other matters. This includes overseeing both "here and now" risks and strategies and longer-term challenges and opportunities. Each year, we meet with Progressive leaders across various business functions to take deep dives into key company initiatives and to stay informed of business operations, the competitive landscape, and company plans. We so enjoy engaging not only with Progressive's most senior leaders, but with emerging talent across the organization. We do this both as a full Board and through our committees.

We're also mindful that strong corporate governance starts with us. My fellow Directors and I ensure we remain committed to strong corporate governance practices, and we engage with the Progressive team through that lens. We ask questions, offer perspectives, and exercise oversight with an eye fixed on long-term shareholder value. In doing so, we find that our varied backgrounds, experiences, and perspectives serve us well and enrich our oversight. It truly is a team made stronger by our differences, which we focus collaboratively on our shared commitment to service to Progressive's shareholders. We note with sadness the passing of our former colleague and friend, U.S. Navy Rear Admiral (Retired) Danelle Barrett. We miss her insights and her dedicated participation in our work.

Our Annual Meeting this year will be held virtually on May 9, 2025. We encourage you to attend. Even if you don't plan to attend the meeting, we hope you will review our proxy statement and vote your shares.

On behalf of the Board of Directors, I thank all of Progressive's over 66,300 employees for their incredible work and commitment during 2024, and I thank you for your ongoing investment in The Progressive Corporation.

Lawton W. Fitt
Chairperson of the Board

THE PROGRESSIVE CORPORATION
PROXY STATEMENT
TABLE OF CONTENTS

THE PROGRESSIVE CORPORATION
PROXY STATEMENT

GENERAL INFORMATION REGARDING PROXY MATERIALS AND
THE ANNUAL MEETING OF SHAREHOLDERS

The Board of Directors (Board) of The Progressive Corporation (NYSE:PGR) (Progressive or Company) provides this Proxy Statement to you to solicit your proxy to act upon the matters outlined in the accompanying Notice of Annual Meeting of Shareholders, each described in more detail in this document.

The Annual Meeting will take place on Friday, May 9, 2025, at 10:00 a.m. eastern time, via a live audio-only webcast that is available at virtualshareholdermeeting.com/PGR2025. There will be no physical meeting location and the meeting will only be conducted via the live audio-only webcast to allow for greater participation by all of our shareholders, regardless of their geographic location. Your proxy also may be voted at any adjournment or postponement of the meeting.

The proxy card, this Proxy Statement, and Progressive's 2024 Annual Report to Shareholders will be mailed to shareholders beginning on or about March 24, 2025.

All proxies that are properly completed and submitted over the Internet or by telephone, and all properly executed written proxies, will be voted at the meeting in accordance with the directions given by the shareholder, unless the shareholder properly revokes their proxy before voting occurs at the meeting. If a shareholder executes and delivers their proxy card without directions on how to vote their shares, then the shares represented by the proxy card will be voted as recommended by the Board.

Only shareholders of record of The Progressive Corporation's common shares, $1.00 par value, at the close of business on March 14, 2025, the record date, are entitled to receive notice of and to vote at the meeting or any adjournment or postponement of the meeting. Each shareholder on the record date is entitled to one vote for each of our common shares held by the shareholder. On the record date, we had 586,236,114 common shares outstanding.

For additional information regarding the proxy materials and the Annual Meeting, see "Questions and Answers about the Annual Meeting and Voting" in this Proxy Statement.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, THE BOARD OF DIRECTORS STRONGLY ENCOURAGES YOU TO VOTE YOUR SHARES BY PROXY PRIOR TO THE MEETING. YOUR VOTE IS IMPORTANT. PLEASE FOLLOW THE VOTING INSTRUCTIONS CAREFULLY TO MAKE SURE THAT YOUR SHARES ARE VOTED APPROPRIATELY.

PROXY STATEMENT SUMMARY

This summary highlights certain information contained in this Proxy Statement and includes a summary of our 2024 business performance and various business strategies. This summary also discusses our approach to environmental, social, and governance (ESG), human capital management, and stakeholder engagement efforts.

The Proxy Statement Summary does not contain all of the information you should consider when voting your shares. *Please read the entire Proxy Statement and Annual Report to Shareholders carefully before voting.* For additional information about how to vote your shares, including voting options and standards, see "Questions and Answers about the Annual Meeting and Voting" in this Proxy Statement.

VOTING MATTERS AND BOARD RECOMMENDATION

Item Number	Voting Matter	Board Recommendation
1	Elect as directors the 11 nominees identified in this Proxy Statement, each to serve for a term of one year	FOR each nominee
2	Cast an advisory vote to approve our executive compensation program	FOR
3	Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025	FOR

PROGRESSIVE AT A GLANCE

The Progressive insurance organization has been offering insurance to consumers since 1937. We are the second largest private passenger auto insurer in the U.S., the largest writer of motorcycle insurance, the eleventh largest homeowners insurance carrier, and the number one writer of commercial auto insurance, in each case based on 2023 premiums written.

As our name implies, we were founded on the principle of moving forward, taking new risks, and learning and growing together. As we look to the future, we are grounded in our four cornerstones.

OUR CORE VALUES: Who we are

Progressive's Core Values—Integrity, Golden Rule, Objectives, Excellence, and Profit—serve as the foundation for our culture. They represent our values, guide our decisions, and define how we conduct our business and interact with others.

- **Integrity:** We revere honesty and adhere to high ethical standards to gain the trust and confidence of our customers. We value transparency, encourage disclosing bad news, and welcome disagreement.

- **Golden Rule:** We value and respect our differences, act with kindness and caring, and treat others as they want to be treated.

- **Objectives:** We set ambitious goals and evaluate our performance by measuring what we achieve and how we achieve it. We're committed to an inclusive and equitable workplace where rewards and promotion are based on results and ability.

- **Excellence:** We strive to meet or exceed the expectations of our teammates, customers, partners, and investors by continuously improving and finding new ways to meet their needs.

- **Profit:** We have a responsibility to ourselves, our customers, agents, and investors to be a profitable and enduring company by offering products and services consumers value.

OUR PURPOSE: Why we're here

Progressive exists to help people move forward and live fully.

OUR VISION: Where we're headed

Our Vision is to become consumers', agents', and business owners' #1 destination for insurance and other financial needs.

OUR STRATEGY: How we'll get there

We will achieve our Vision through four Strategic Pillars: (1) People and Culture; (2) Broad Needs of our Customers; (3) Leading Brand; and (4) Competitive Prices.

2024 BUSINESS PERFORMANCE HIGHLIGHTS

As a property-casualty insurance company offering products throughout the U.S., we have earnings streams from both underwriting activity and investment activity. During 2024, we wrote $74.4 billion of net premiums written, or $12.9 billion more than the prior year, and ended the year with 35 million policies in force, which was an increase of just over 5 million from year-end 2023. Our underwriting profit margin for 2024 was 11.2% (which exceeded our companywide profitability target of at least 4%), or $8.0 billion of pretax underwriting profit, compared to 5.1%, or $3.0 billion, for 2023. The increase in underwriting profit margin over the prior year was primarily driven by the rate increases we took throughout 2023, which increased average earned premiums per policy in 2024, lower loss frequency, and favorable prior-year development, partially offset by increased advertising spend.

Our investment portfolio generated $2.8 billion of recurring investment income earned during 2024, compared to $1.9 billion in 2023. The 50% increase reflected growth in invested assets and an increase in recurring investment book yield. At December 31, 2024, 94% of the total fair value of our portfolio was comprised of fixed-maturity securities. During 2024, the changes in the market value of our fixed-maturity securities, which are a component of comprehensive income, increased $0.2 billion, after tax, due to valuation increases across fixed-maturity sectors, excluding the U.S. Treasury portfolio. For the year ended December 31, 2024, our fully taxable equivalent total return on our investment portfolio was 4.6%.

During 2024, we declared aggregate common share dividends of $4.90 per share, which includes both our annual-variable and quarterly common share dividends of $4.50 per share and $0.10 per share, respectively; repurchased 0.7 million of our outstanding common shares, at an average cost of $201.32 per common share; redeemed all of our outstanding Serial Preferred Shares, Series B, for $500 million in aggregate; and declared and paid aggregate preferred share dividends of $8 million. We ended 2024 with $32.5 billion of total capital and a debt-to-total capital ratio of 21.2%.

Following are a few key performance metrics for 2024:

Net premiums written growth	21%
Policies in force growth	18%
Combined ratio	88.8
Underwriting profit margin	11.2%
Return on average common shareholders' equity:	
Net income	35.5%
Comprehensive income	36.4%
Net income	$8.5 billion
Net income per common share	$14.40
Declared common shareholder dividends	$2.9 billion
Repurchased common shares	$0.1 billion

We encourage you to review our Annual Report to Shareholders for additional information on our 2024 performance and our financial results.

NOMINEES FOR DIRECTOR

The Board has nominated 11 directors, each of whom is a current director, with a broad and complementary set of skills, experiences, backgrounds, and perspectives.

Diversity



Gender	Ethnicity	Age	Tenure	Independence
45% Women	18% Ethnically Diverse	65.6 Average Age	13.0 Average Tenure	91% Independent

● Black/African American   ● 50s ● 60s ○ 70s   ● <5 years ● 5-15 years ○ >15 years

Skills and Experiences

Accounting & Finance	8	Leadership/Culture/DEI	11
Corporate Governance	8	Retail/Marketing	6
Highly Regulated Businesses	6	Risk Management	9
Insurance/Financial Services	7	Technology/Cybersecurity	4
Investment & Capital Management	7		

Director Nominees Summary[1]



SUSAN PATRICIA GRIFFITH, 60
President and Chief Executive Officer, The Progressive Corporation

Director Since: **2016**

Committees: **E**


IND

LAWTON W. FITT, 71
Chairperson of the Board, The Progressive Corporation; Retired Partner, Goldman Sachs Group (financial services)

Director Since: **2009**

Committees: **E, I&C, N&G**


IND

PHILIP BLESER, 70
Retired Chairman of Global Corporate Banking, JPMorgan Chase & Co. (financial services)

Director Since: **2017**

Committees: **A (FE), N&G**


IND

STUART B. BURGDOERFER, 61
Retired Executive Vice President and Chief Financial Officer, L Brands, Inc. (retailing)

Director Since: **2009**

Committees: **A (FE), T**


IND

PAMELA J. CRAIG, 68
Retired Chief Financial Officer, Accenture PLC (global management consulting)

Director Since: **2018**

Committees: **C&T, T**


IND

CHARLES A. DAVIS, 76
Chief Executive Officer, Stone Point Capital LLC (private equity investing)

Director Since: **1996**

Committees: **I&C**


IND

ROGER N. FARAH, 72
Executive Chair of the Board, CVS Health Corporation (healthcare)

Director Since: **2008**

Committees: **C&T, E, N&G**


IND

DEVIN C. JOHNSON, 51
Former President and Chief Operating Officer, The SpringHill Company (global consumer and entertainment)

Director Since: **2020**

Committees: **A (FE), T**


IND

JEFFREY D. KELLY, 71
Retired Chief Operating Officer and Chief Financial Officer, RenaissanceRe Holdings Ltd. (reinsurance services)

Director Since: **2012**
Prior Service: **2000-2009**

Committees: **A (FE)**


IND

BARBARA R. SNYDER, 69
President, The Association of American Universities (higher education)

Director Since: **2014**

Committees: **C&T**


IND

KAHINA VAN DYKE, 53
Operating Partner, Advent International (private equity)

Director Since: **2018**

Committees: **I&C, T**

Committee Key

A	Audit Committee	**C&T**	Compensation and Talent Committee	**E**	Executive Committee	**I&C**	Investment and Capital Committee
N&G	Nominating and Governance Committee	**T**	Technology Committee	●	Chair	**FE**	Financial Expert
IND	Independent						

1. Data is presented as of March 18, 2025.

CORPORATE GOVERNANCE HIGHLIGHTS

Corporate Governance Practices

We are committed to meeting high standards of ethical behavior, corporate governance, and business conduct. Some of our corporate governance practices include:

Effective Structure and Composition	Additional Practices and Policies	Shareholder Rights
✓ Independent, experienced Chairperson	✓ Robust director stock ownership guidelines	✓ Single class voting
✓ Independent committee leadership and strong independent committee membership	✓ Established Board and committee risk oversight practices	✓ Annual election of all directors
✓ A diverse and highly qualified Board	✓ Board technology and cybersecurity oversight	✓ Majority voting in uncontested director elections
✓ Mandatory director retirement policy (no exemptions or waivers within the past three years)	✓ ESG (including climate change) oversight	✓ Proxy access available
✓ Independent directors meet regularly without management	✓ Diversity, equity, and inclusion oversight	✓ No poison pill
✓ Restrictions limiting the number of public company boards on which a director may serve	✓ Talent management oversight	
	✓ Ongoing director education	
	✓ Annual Board and committee evaluation process	

Board Risk Oversight

The Board is ultimately responsible for overseeing our risk profile and risk management processes. To facilitate these responsibilities, the Board assigns certain risk oversight responsibilities to each of its main committees through each committee's charter. The committees continue to undertake the increasingly detailed oversight work for which they are responsible, to interact with and oversee management, and to report back significant matters to the full Board. A more detailed discussion of this oversight function is contained in the "Board Risk Oversight" section of this Proxy Statement.

Board of Directors

Audit Committee	Compensation and Talent Committee	Investment and Capital Committee	Nominating and Governance Committee	Technology Committee
• Financial statements • Financial controls • Internal & external auditing • External financial reporting • Enterprise risk management program and Management Risk Committee • Major risk exposures not covered by another committee	• Companywide compensation plans & programs • Executive officer compensation • Various clawback/recoupment provisions • Director compensation • Diversity, equity, and inclusion • Talent management	• Investment operations • Capital plan & structure • Strategic investments	• Corporate governance • Board composition • Succession planning • Public policy activities • Stakeholder concerns • ESG matters, including climate change	• Use of technology in executing the company's business strategies • Data privacy • Cybersecurity • Artificial intelligence

SUSTAINABILITY AND ESG HIGHLIGHTS

Sustainability and ESG initiatives have been an integral part of the company's business. Our Core Values are a cornerstone of our business and, as such, are the tenets of these initiatives and have evolved naturally as we work to not only grow our business, but also to support our customers, community, and employees.

The Board's Approach

The Board and its committees oversee the assessment and management of various sustainability and ESG matters. In their oversight role, our directors ask questions, probe our thinking, provide strategic input, and give guidance informed by their diverse skills and experiences. The following chart highlights some of our Board's involvement with these matters.

Audit Committee
- Oversees our risk management programs, which, among other things, address operating results and reinsurance programs, each of which may be impacted by climate change

Compensation and Talent Committee
- Approves overall compensation strategy
- Reviews Say on Pay vote results
- Oversees our diversity, equity, and inclusion efforts

Nominating and Governance Committee
- Oversees our ESG matters, including environmental goals and reporting
- Oversees political spending and reporting
- Oversees shareholder engagement efforts

Technology Committee
- Oversees data privacy and our cybersecurity program
- Reviews talent assessments and workforce strategies in the IT group

Our Sustainability Efforts

At Progressive, we aim to take a forward-looking approach to everything we do, from the products we offer to the way we interact with the world around us. We work to drive sustainable change for our shareholders, employees, independent agents, communities, and the millions of customers who trust us to protect what is important to them. As our efforts evolve with the world around us, we expect to adapt our sustainability reporting.

Our most recent Corporate Sustainability Report was prepared with guidance from the Nominating and Governance Committee, our executive leadership, and various subject matter experts. The report was informed by elements from various reporting frameworks, namely the Sustainability Accounting Standards Board (SASB)

and the Task Force on Climate-Related Financial Disclosure (TCFD), and includes indices to each of these reporting frameworks. The report provides information regarding our philosophy and practices on a number of topics, including:

Corporate governance
- Board oversight, risk management (including climate change), sustainability in our investment portfolio, purchasing/procurement, data privacy, and cybersecurity

Human capital management
- Overall strategy, diversity, equity, and inclusion, and pay equity

Social capital
- Employee-driven social responsibility, community initiatives, public advocacy, and public policy efforts

Environment
- Climate risk, environment stewardship, and energy and carbon emissions management (including Scope 1 and 2 carbon emissions reduction efforts)

To review our most recent Corporate Sustainability Report, including the limited assurance report by an independent third party of our Scope 1 and Scope 2 location-based and market-based greenhouse gas emissions reporting, please visit our sustainability site at progressive.com/sustainability. The report and any other information on the sustainability site are not incorporated by reference in, and do not form part of, this Proxy Statement or any other SEC filing.

HUMAN CAPITAL MANAGEMENT

We believe that our people and our culture remain our most significant competitive advantage, and that having the right people working together in the right way is critical to driving our results, building our enduring business, and creating long-term shareholder value. Our culture is deeply rooted in our Core Values and is the foundation for our human capital management strategies to attract, hire, engage, and retain highly qualified employees.

Our People

We believe that our culture and continued success has enabled us to create a workplace composed of highly talented people across diverse markets and with a broad range of backgrounds and experiences.

Attract and Hire We employ extensive recruiting practices with a goal of developing qualified and deep candidate pools and attracting candidates from both established and new sources. We believe that our recruitment efforts generally have enabled us to present high-potential pools of job candidates to our hiring managers. In turn, we train our hiring managers to identify and avoid unconscious biases they may have during the interview and selection process and the importance of employing individuals with different kinds of experiences and backgrounds. We believe these strategies collectively enhance our applicant pools and contribute to our continued success.

Engage and Retain   We understand that engaged employees are more productive, provide better service to our customers, and are more likely to stay with Progressive. Each year, we survey our people to measure their engagement. We use the results, along with other information, to evaluate our human capital strategies and the health of our culture.

Employee retention is an important part of our strategy. Promoting from within is also a key part of our strategy. Many of our leaders, including most executive team members, joined Progressive in a more junior position and advanced to significant leadership positions within the organization. As of December 31, 2024, we had about 66,300 employees. We disclose our consolidated EEO-1 data on our website.

Supporting our People and Culture
We strive to support our employees by providing challenging work experiences, career opportunities, and a culture of learning. We are focused on coaching and development, which we believe promotes greater engagement in our business and improved individual performance.

Training and Development   We actively foster a learning culture and offer several leadership development programs, including a program open to employees of all backgrounds with a focus on leading inclusively. Moreover, our career development resource, "Career Central," encourages employees to take control of their careers through career exploration guides, recorded career journeys, discovery questionnaires to guide employees to roles that match their skills, and more. Available to new and tenured employees, our learning solutions are tailored to both individual contributors and leaders and cover a broad swath of skills and competencies.

ERGs   Over a decade ago, our first Employee Resource Groups (ERG) were created to help build communities for our employees. We believe our ERGs, which are each open to all employees at the company, provide spaces for networking, understanding differences, and sharing experiences. Our first ERGs launched in 2007,

and 44% of Progressive people belong to at least one of the following ERGs as of December 31, 2024:
- Asian American Network
- Disabilities Awareness Network
- LGBTQ+ Network
- Military Network
- Network for Empowering Women
- Parent Connection
- Progressive African American Network
- Progressive Latin American Networking Association
- Young Professionals Network

Compensation and Benefits   As part of employee compensation, nearly all Progressive people participate in our annual cash incentive program, named Gainshare, which rewards the growth and profitability of our insurance businesses. We believe Gainshare contributes to the cooperative and collaborative way we work together and, in part, defines our culture. We also monitor overall pay equity among employees with similar performance, experience, and job responsibilities, and publish the results annually on our website.

Additionally, our employee benefits are intended to be competitive and to support the needs of our people and their families. We invest in physical, emotional, and financial health of Progressive people by providing a broad range of benefits.

Diversity, Equity, and Inclusion
We believe that in order to be consumers', agents', and business owners' number one destination for insurance and other financial needs, we need to anticipate and understand the needs of our customers. Therefore, we aspire to take full advantage of the rich diversity of our employees' unique backgrounds, experiences, skills, talents, and perspectives. Our diversity, equity, and inclusion efforts are overseen by our Compensation and Talent Committee on behalf of the entire Board.

For Progressive, our inclusive workplace philosophy is not represented by just a program, initiative, or singular goal. We take a holistic approach guided by four primary objectives, which have been in place for several years:
- to maintain a fair and inclusive work environment;
- to reflect the customers we serve;
- for our leaders to reflect the people they lead; and
- to contribute to our communities.

We challenge ourselves to reach far and wide to attract highly qualified and deep applicant pools when recruiting opportunities arise, and to invest broadly in developing our internal talent.

We're committed to creating an environment where all our people feel welcomed, valued, and respected, and we integrate this commitment into our workplace. This includes hosting regular IQ Inclusion Quarterly^{SM} events which feature a series of speakers, discussion groups, and storytelling focused on themes such as embracing vulnerability and increasing collaboration.

Moreover, we support efforts to contribute to our communities, through our Keys to Progress® programs (which provide vehicles to veterans and veteran-focused organizations), and by supporting programs which furnish homes for individuals emerging from homelessness, our various education and engagement efforts, and our financial contributions to various community organizations.

For over 20 years, we also have contributed to The Progressive Insurance Foundation (Foundation). Through the Name Your Cause® program, each employee can recommend an eligible charity to receive a fixed amount of the Foundation's charitable giving without requiring the employee to make an out-of-pocket donation. This is the Foundation's way of supporting causes and reaching communities across the country where our people, and our customers, live and work. Since 2020, Progressive has also contributed, either directly or through the Foundation, to national charitable organizations identified by our ERGs.

See "Compensation Discussion and Analysis – Elements of Compensation – The Role of Diversity, Equity, and Inclusion" for more information.

EXECUTIVE COMPENSATION HIGHLIGHTS

We believe that our executive compensation program has been a critical component of our strong operating results and, in turn, shareholder returns in recent years. We generally provide base salary to our executives near or below the market median and provide a significant percentage of total compensation in the form of performance-based equity awards that provide upside potential when we perform well against pre-established and objective measures that we believe correlate to shareholder value. In furtherance of our long-standing goal to grow as fast as we can at a 96 or better combined ratio while continuing to deliver high-quality customer service, we use the combined ratio as a performance measure in several compensation elements.

We believe that the overall structure of our executive compensation program supports a strong pay-for-performance linkage and aligns the interests of our executives with those of our shareholders. For example, during the past five years:

- We grew faster than the markets for the insurance business lines we measure, resulting in the related vesting of the performance-based restricted stock unit awards above target;
- We achieved long-term fixed-income portfolio returns in line with our benchmark group, resulting in the vesting of the performance-based restricted stock unit awards that reflect our investment results near target; and
- Our annual Gainshare program payout has ranged from 86% to 192% of target, with an average of 159% of target, based on the growth in average policies in force and profitability of our insurance businesses (for 2024, it paid out at 178% of target).

Our executive compensation program is overseen by the Compensation and Talent Committee of the Board. The Committee's decisions are made after considering third-party compensation data for comparable companies, internal analyses, and recommendations presented by management. The executive compensation decisions for executive officers generally represent the culmination of extensive analysis and discussion, which typically take place over the course of multiple committee meetings and in meetings between the committee and management, including our CEO, our Chief Human Resources Officer, members of our compensation and law departments, and sometimes compensation consultants.

Our executive compensation program has a number of important structural features and guiding policies. Below are the executive compensation practices we follow:

What We DO Have

✓ Independent Compensation and Talent Committee that establishes compensation for executive officers

✓ Heavy weighting of at-risk "pay-for-performance" compensation

✓ Typically below market base salary with opportunity to exceed median with strong performance

✓ Stock ownership guidelines

✓ Clawback/forfeiture provisions (including restatements and reputational harm) and a separate Dodd-Frank Clawback Policy

✓ Leadership job objectives for each executive officer aimed at fostering an inclusive workplace, which factors into setting overall annual target compensation

What We DON'T Have

✗ Employment agreements

✗ Guaranteed salary increases or bonuses

✗ Hedging/pledging of our stock

✗ "Timing" of equity awards

✗ Single-trigger change in control benefits

✗ Pension plan or supplemental retirement benefits provided to executives

STAKEHOLDER ENGAGEMENT

We seek to provide transparency into our business, our performance, our strategic priorities, our governance practices, and how our Core Values guide our decisions and support our culture. We share information with our stakeholders in a variety of ways, including monthly earnings releases, quarterly investor calls, annual shareholder meetings, quarterly letters from our CEO, and annual letters from our Chairperson of the Board.

We recognize the value in maintaining open lines of communication with our stakeholders and engage with our stakeholders throughout the year to:

• provide visibility and transparency into our business, our performance, and our corporate governance, ESG, and compensation practices;

• discuss with our investors the issues that are important to them, hear their expectations for us, and share our views; and

• assess emerging issues that may affect our business, inform our decision making, and enhance our corporate disclosures.

ITEM 1: ELECTION OF DIRECTORS

Our Code of Regulations establishes the number of directors at no fewer than five and no more than 13. The number of directors has been fixed at 11, and there are currently 11 directors on the Board. As stated in our Corporate Governance Guidelines, the Board may change the size of the Board from time to time depending on its needs and the availability of qualified candidates. In this proposal, we are asking shareholders to elect as directors the 11 nominees named below.

Each director elected will serve a one-year term and until their successor is duly elected. If, by reason of death or other unexpected occurrence, any one or more of the nominees named below is not available for election, the proxies will be voted for substitute nominee(s), if any, as the Board may propose. In the alternative, the Board may decide to reduce the size of the Board prior to the 2025 Annual Meeting or fill the vacancy at a later date. (The deadlines for shareholders to nominate one or more individuals for election to the Board at the Annual Meeting have passed.)

NOMINEES FOR DIRECTOR

Based upon a recommendation from the Board's Nominating and Governance Committee, the Board has nominated the following persons for election to the Board:

- Philip Bleser
- Stuart B. Burgdoerfer
- Pamela J. Craig
- Charles A. Davis
- Roger N. Farah
- Lawton W. Fitt
- Susan Patricia Griffith
- Devin C. Johnson
- Jeffrey D. Kelly
- Barbara R. Snyder
- Kahina Van Dyke

Information regarding the nominees can be found below under "– Director Nominee Highlights" and " – Director Nominee Information."

> **The Board of Directors recommends that you vote FOR the election of each nominee.**

DIRECTOR NOMINEE SELECTION PROCESS

The Board is responsible for recommending director candidates for election by the shareholders and for electing directors to fill vacancies or newly created directorships. The Board has delegated the screening and evaluation process for director candidates to the Nominating and Governance Committee, which identifies, evaluates, and recruits highly qualified director candidates and recommends them to the Board.

Qualifications, Experiences, and Skills

The Nominating and Governance Committee evaluates each director candidate individually when considering whether the candidate should be nominated to serve on the Board. The committee will give due consideration to factors deemed relevant by the committee or the Board, including whether the candidate possesses the general qualities required to serve successfully as a director, including: intelligence, thoughtfulness, diligence, judgment, character, and commitment.

The committee reviews the candidate's relevant experiences, the extent of their demonstrated excellence and success in their chosen career, and the specific attributes, skills, talents, or knowledge the candidate would be expected to add to the Board.

In addition to the qualifications that each director nominee must have, the Board believes that one or more of its Board members should possess the following experiences and expertise because of their particular relevance to the company's business, strategy, and structure. These experiences and expertise were considered by the committee in connection with this year's director nomination process:

- Accounting & Finance
- Corporate Governance
- Highly Regulated Businesses
- Insurance or Financial Services
- Investment & Capital Management
- Leadership, Culture, or Diversity, Equity, and Inclusion (DEI)
- Retail or Marketing
- Risk Management
- Technology or Cybersecurity

The committee also considers the company's and the Board's needs, the qualifications of other available candidates, and how the addition of the candidate to, or the continued service on, the Board would enhance the Board's overall diversity and capabilities.

Diversity

The Board's policy is to include individuals with a wide variety of tenure, talents, skills, experiences, and perspectives, in addition to considering demographic criteria such as race, ethnicity, sexual orientation, gender, nationality, age, and disability, whenever possible. The directors believe that such diversity provides the Board with broader perspectives, a wide array of thoughts and ideas, and insight into the views and priorities of our diverse investor, customer, independent agent, and employee bases.

The committee's work in recruiting new members will continue to reflect their commitment to achieve such diversity. To evaluate a candidate's impact on the diversity of the Board, the committee considers how distinct the candidate's background, experiences, skills, and personal characteristics are from those of the incumbent directors and whether the candidate would bring a unique perspective to the Board. The committee assesses the effectiveness of its practices for consideration of diversity in nominating director candidates by periodically analyzing the diversity of the Board as a whole and, based on that analysis, determining whether it may be desirable to add to the Board a director with a certain type of background, talent, experience, personal characteristic, skill, or a combination thereof.

Other Public Company Board Commitments

The Board expects that each director will devote sufficient time and effort as necessary to serve as a director and as a member of the Board's committee(s) to which the director may be assigned.

Therefore, in accordance with our Corporate Governance Guidelines:

- directors that are actively involved in an executive capacity with the company or another publicly held company can sit on no more than two public companies' boards in addition to the company (excluding subsidiaries or companies in which the director's employer holds an investment); and
- directors that are not actively involved in management of the company or another company (including a non-executive board chairperson) can sit on no more than four public companies' boards in addition to the company.

Director commitment levels, including public company board leadership positions, are reviewed at least annually to confirm that each director has sufficient time to perform their duties. All directors are compliant with this expectation at this time.

DIRECTOR NOMINEE HIGHLIGHTS

Director Nominee Diversity

The nominees include a diverse mix of directors.

45%	18%	65.6	13.0	91%
Women	Ethnically Diverse	Average Age	Average Tenure	Independent

Director Nominee Experiences, Qualifications, Attributes, and Skills

The Board believes that it is desirable that the following experiences, qualifications, attributes, and skills be possessed by one or more of its Board members because of their particular relevance to the company's business and structure, and these were all considered by the Nominating and Governance Committee in connection with this year's director nomination process:



















	Accounting & Finance	Corporate Governance	Highly Regulated Businesses	Insurance/ Financial Services	Investment & Capital Management	Leadership/ Culture/DEI	Retail/ Marketing	Risk Management	Technology/ Cybersecurity
Philip Bleser	●	●	●	●	●	●	●	●	
Stuart B. Burgdoerfer	●	●			●	●	●	●	
Pamela J. Craig	●	●			●	●		●	●
Charles A. Davis	●	●	●	●	●	●		●	
Roger N. Farah	●	●				●	●	●	
Lawton W. Fitt	●	●	●	●	●	●		●	
Susan Patricia Griffith		●	●	●		●	●	●	
Devin C. Johnson	●					●	●		●
Jeffrey D. Kelly	●	●	●	●	●	●		●	
Barbara R. Snyder			●	●		●		●	●
Kahina Van Dyke				●	●	●	●		●

DIRECTOR NOMINEE INFORMATION

The following information is provided as of March 18, 2025, for each nominee and includes descriptions of each nominee's specific experience, qualifications, attributes, and skills that led the Nominating and Governance Committee and the Board to conclude that the nominee should serve on the Board. Unless otherwise indicated, each nominee has held the principal occupation indicated for more than five years. Current directorships and former directorships (held during the last five years) at other public companies are also shown. The term of each current director expires at the Annual Meeting.

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships
Philip Bleser (70) Director since: 2017	Retired; Chairman of Global Corporate Banking, JPMorgan Chase & Co. (financial services) Prior to retiring in 2016, Mr. Bleser served on the executive leadership team at JPMorgan Chase, a preeminent commercial bank and financial services company, where he led the firm's global corporate banking efforts. In these roles, Mr. Bleser's responsibilities included, among others, strategic direction and execution, risk management, and operations of a global technology- and customer-driven corporate banking operation. Mr. Bleser also previously served on the board of a specialty retail company, enhancing his experience in the areas of public company governance and the operations of its audit and governance committees, as well as deepening his understanding of a consumer-facing retail business. In addition to these financial and operational roles, Mr. Bleser has earned a climate leadership certificate, enhancing the Board's oversight of climate risks and sustainable growth strategies.	Current None Former Francesca's Holding Corp.

Key Skills:

- Accounting & Finance
- Highly Regulated Businesses
- Investment & Capital Management
- Retail/Marketing
- Corporate Governance
- Insurance/Financial Services
- Leadership/Culture/DEI
- Risk Management

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships

Stuart B. Burgdoerfer (61)

Director since: 2009



Retired; Executive Vice President and Chief Financial Officer, L Brands, Inc. (retailing) prior to August 2021; Interim Chief Executive Officer of VS NewCo (retailing) from May 2020 to February 2021

Mr. Burgdoerfer's experience includes work as a CPA at Deloitte, as a management consultant and in financial leadership roles at PepsiCo/YUM Brands subsidiary Pizza Hut, and as Senior Vice President of Finance at The Home Depot. He was the Executive Vice President and Chief Financial Officer of L Brands from April 2007 through August 2021, and served from May 2020 through February 2021 as Interim Chief Executive Officer of L Brand's subsidiary Victoria's Secret (VS NewCo), expanding his executive and leadership responsibilities at this global retail company. Mr. Burgdoerfer's experience includes service as a director of another public company, including as a member of its audit committee, and as a member of the Board of Trustees at Spelman College. Mr. Burgdoerfer's substantial experience in leadership roles as a financial professional and senior executive also enhances the Board's financial expertise.

Current
Arhaus, Inc.

Former
None

Key Skills:

 Accounting & Finance    Corporate Governance

 Investment & Capital Management    Leadership/Culture/DEI

 Retail/Marketing    Risk Management

---

Pamela J. Craig (68)

Director since: 2018



Retired; Chief Financial Officer, Accenture PLC (global management consulting)

Ms. Craig is the former Chief Financial Officer of the global professional services firm, Accenture PLC. Ms. Craig worked at Accenture for 34 years in a variety of consulting and executive roles, where she developed extensive finance, capital management, operational, enterprise risk management, and technology expertise, as well as leadership experience in the context of a large, growth-oriented organization. In addition, her current and past service as a director of Progressive and other public companies, including companies in the retail, technology services and security, and manufacturing industries, and as a member of other audit, compensation, governance, and corporate responsibility and sustainability committees, provide her with valuable experience in addressing the many risks and governance issues facing public companies.

Current
Merck & Co., Inc.
Corning Incorporated

Former
3M Company

Key Skills:

 Accounting & Finance    Corporate Governance

 Investment & Capital Management    Leadership/Culture/DEI

 Risk Management    Technology/Cybersecurity

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships
Charles A. Davis (76) Director since: 1996 	Chief Executive Officer, Stone Point Capital LLC (private equity investing) Mr. Davis has broad financial, investment, and capital management expertise developed through his work as a partner at Goldman Sachs Group, investment management experience at MMC Capital, Inc., and as Chief Executive Officer of Stone Point Capital LLC. Mr. Davis has extensive knowledge of Progressive's business and history, which he has gained through his service as a director of the company since 1996. From his decades of investment banking and private equity experiences, Mr. Davis has a deep understanding of the insurance industry, capital allocation, investment management, and strategic transactions. Additionally, he has substantial corporate governance and risk expertise from his service on the boards of other public and private companies, including in the reinsurance industry, and as a member of other finance and risk committees. Key Skills: Accounting & Finance Corporate Governance Highly Regulated Businesses Insurance/Financial Services Investment & Capital Management Leadership/Culture/DEI Risk Management	Current AXIS Capital Holdings Limited Former The Hershey Company
Roger N. Farah (72) Director since: 2008 	Executive Chair of the Board, CVS Health Corporation (healthcare) since October 2024; Retired, Executive Director, Tory Burch LLC (retailing) prior to October 2024 Mr. Farah previously served in executive officer positions at Ralph Lauren Corporation and Tory Burch LLC, an executive director at Tory Burch, and as a director at other public companies, primarily in the retail and health insurance industries. The extensive management and operational experience Mr. Farah has obtained through over 40 years in the retail industry enables him to provide insights, particularly in the areas of customer trends, product development, brand management, and risk analysis, from a consumer-focused industry that is different than the property and casualty insurance industry. Due to his current and past service as a director of other public companies, he also has significant experience addressing the risks and corporate governance issues facing public companies, including serving as a member of their executive, compensation, governance, and corporate social responsibility committees. Key Skills: Accounting & Finance Corporate Governance Leadership/Culture/DEI Retail/Marketing Risk Management	Current CVS Health Corporation Former Metro Bank PLC Tiffany & Co.





























Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships
Lawton W. Fitt (71) Director since: 2009 	Chairperson of the Board, The Progressive Corporation, since May 2018; Lead Independent Director, Progressive, prior to May 2018; Retired Partner, Goldman Sachs Group (financial services) Ms. Fitt brings a strong financial and corporate governance background to her service as Chairperson of our Board. She has substantial experience in the areas of investment banking, strategic transactions, risk analysis, including insight into the operation of capital markets, as a result of her work as a partner at Goldman Sachs Group. As our Chairperson, Ms. Fitt has a deep understanding of Progressive's culture, long-term strategic vision, and risk management processes. In addition, she attained executive management experience through her work as the Secretary of the Royal Academy of Arts in London. Ms. Fitt also has significant experience as a director at various other public, for-profit and non-profit organizations, including service on the audit, compensation, and governance committees of public companies. Key Skills: Accounting & Finance Corporate Governance Highly Regulated Businesses Insurance/Financial Services Investment & Capital Management Leadership/Culture/DEI Risk Management	Current Ciena Corporation The Carlyle Group Inc. Former Micro Focus International plc
Susan Patricia Griffith (60) Director since: 2016 	President and Chief Executive Officer, The Progressive Corporation Mrs. Griffith has been with the company since 1988 and has held a series of executive leadership positions, including Chief Executive Officer (since 2016), Chief Human Resource Officer, Claims Group President (in charge of the entire Claims organization), President of Customer Operations (overseeing the contact center (sales and delivery), customer experience, systems experience, and workforce management groups), and Personal Lines Chief Operating Officer, where she oversaw the Personal Lines, Claims, and Customer Relationship Management groups. Mrs. Griffith's intimate knowledge of Progressive and her leadership experience gives her a deep understanding of our culture, diversity, equity, and inclusion efforts, operations, challenges, and opportunities. In addition to her extensive service with Progressive, Mrs. Griffith has enhanced her experience in the area of public company governance through her current and past service as a director of other public companies. Key Skills: Corporate Governance Highly Regulated Businesses Insurance/Financial Services Leadership/Culture/DEI Retail/Marketing Risk Management	Current FedEx Corporation Former None



























Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships

Devin C. Johnson (51)

Director since: 2020



Former President and Chief Operating Officer, The SpringHill Company (global consumer and entertainment) March 2022 to December 2024; Chief Operating Officer, The SpringHill Company from April 2020 to March 2022; President and Chief Operating Officer, UNINTERRUPTED, LLC (entertainment and media) prior to April 2020

Mr. Johnson has broad executive management, financial, and operational experiences in digital and social media, brand creation and marketing, and content production, developed through his experience at The SpringHill Company and through prior executive roles at Tribune Media and NBCUniversal. Mr. Johnson has extensive leadership experience in marketing, understanding and applying consumer insights, media and content delivery in the consumer products arena, and start-up and business development. Through his roles as the President and Chief Operating Officer of The SpringHill Company and previously as the President of UNINTERRUPTED, LLC, he has gained expertise in creating culturally inspired brands, entertainment, and products.

Current
None

Former
None

Key Skills:

	Accounting & Finance		Leadership/Culture/DEI
	Retail/Marketing		Technology/Cybersecurity

---

Jeffrey D. Kelly (71)

Director since: 2012
Prior service: 2000-2009



Retired; Chief Operating Officer and Chief Financial Officer, RenaissanceRe Holdings Ltd. (reinsurance services)

Mr. Kelly brings a strong history of executive management, investment management, capital markets, financial, and operational experiences in the financial services industry. Among other responsibilities, he has served as the principal financial officer at a major commercial bank and a large publicly traded reinsurer. Mr. Kelly's experience on the Board also gives him insight into our insurance and investment operations. Due to his past roles at RenaissanceRe, Mr. Kelly also provides a different perspective about the insurance industry and understanding of reinsurance markets.

Current
None

Former
None

Key Skills:

	Accounting & Finance		Corporate Governance
	Highly Regulated Businesses		Insurance/Financial Services
	Investment & Capital Management		Leadership/Culture/DEI
	Risk Management		

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships
Barbara R. Snyder (69) Director since: 2014 	President, The Association of American Universities (higher education) since October 2020; President, Case Western Reserve University, prior to October 2020 Ms. Snyder has extensive leadership experience as the President of The Association of American Universities (AAU), an organization composed of the country's leading research universities helping shape higher education policy. This extensive expertise was also previously gained as the President of Case Western Reserve University (Case) and in leadership positions she held at other non-profit and university organizations. Ms. Snyder has for many years been a member of the board of directors of a large publicly traded financial services company, where she serves on the compensation and governance committees. At Case, she led a revitalization of the school while overseeing enhancements of academic excellence, faculty collaboration, strategic planning, fundraising efforts, cybersecurity initiatives, and the qualifications and diversity of Case's student body. Her executive role at a leading university, and now the broader outlook that comes with the presidency of AAU, brings a unique perspective to our Board.	Current KeyCorp Former None

Key Skills:

 Highly Regulated Businesses    Insurance/Financial Services

 Leadership/Culture/DEI    Risk Management

 Technology/Cybersecurity

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships
Kahina Van Dyke (53) Director since: 2018 	Operating Partner, Advent International (private equity) since October 2023; Global Head, Digital Channels and Client Data Analytics, Standard Chartered PLC (international banking) from February 2020 through June 2023 Ms. Van Dyke is an Operating Partner at Advent International, where she focuses on supporting Advent's fintech investment efforts and related portfolio company management teams. In her prior role at Standard Chartered's Corporate Commercial and Institutional Banking Division, she worked on developing a digital banking platform for global trade, commerce, and financial services. In previous roles at Ripple and Facebook, she was responsible for strategic partnerships and investments across the global financial and technology industries and working with external companies to develop and grow financial products and services. Prior to these roles, Ms. Van Dyke held senior international executive positions for more than 15 years in the global financial services industry. She is also the Founder and Chair of the Global Women Executive Leadership Council, a group that promotes leadership and peer mentoring for women in more than 70 countries. She brings to our Board extensive senior management experience in international consumer and corporate banking combined with leadership at a major technology company.	Current None Former None

Key Skills:

 Insurance/Financial Services    Investment & Capital Management

 Leadership/Culture/DEI    Retail/Marketing

 Technology/Cybersecurity

IN MEMORIAM

In August 2024, U.S. Navy Rear Admiral (Retired) Danelle Barrett resigned from the Board due to personal health reasons and, unfortunately, passed away shortly thereafter. We acknowledge Ms. Barrett's dedicated service and valuable contributions to our Board, including as a member of our Technology Committee. It was an honor to work with Ms. Barrett and we appreciated her thoughtful insights and perspectives, which she shared with passion, energy, and a commitment to Progressive. We appreciate and are thankful for her service to both Progressive and our country.

VOTE REQUIRED FOR ELECTION

Proxies cannot be voted at the Annual Meeting for a greater number of persons than the 11 nominees named in this Proxy Statement.

A nominee for director in an uncontested election will be elected as a director only if the nominee receives a majority of the votes cast, which is sometimes referred to as a majority voting standard. If the election for directors is contested (that is, there are more nominees than the number of director positions up for election), the majority voting standard does not apply, and the nominees receiving the highest number of votes will be elected (a plurality voting standard). The election of directors at this year's Annual Meeting is an uncontested election, so each nominee must receive a majority of the votes cast to be elected. Abstentions and unvoted shares (including broker non-votes) will not be considered as votes cast.

If an incumbent director is not elected by a majority of the votes cast in an uncontested election, the director is not automatically removed from the Board, but under our Corporate Governance Guidelines, they are expected to tender a resignation from the Board within 10 days after the certification of the shareholder vote. If that resignation is not made contingent on the Board's determination to accept or reject such resignation, the resignation will be effective immediately. If the resignation is contingent on Board action, the Nominating and Governance Committee will review the resignation and make a recommendation to the Board, and the Board will announce its determination about whether to accept or reject the resignation within 120 days from the certification of the shareholder vote. If a director is not elected by a majority of the votes cast, but fails to tender their resignation during the 10-day period after certification, their term of office will expire automatically upon the expiration of the 10-day period. There have been no exceptions or waivers to this policy in the last three years.

If written notice is given by any shareholder to the President, a Vice President, or the Secretary not less than 48 hours before the time fixed for holding the Annual Meeting that the shareholder desires the voting for election of directors be cumulative, and if an announcement of the giving of such notice is made at the meeting by the Chairperson or Secretary or by, or on behalf of, the shareholder giving such notice, each shareholder will have the right to cumulate their voting power in the election of directors. Under cumulative voting, each shareholder may give one nominee a number of votes equal to the number of directors to be elected, multiplied by the number of shares the shareholder holds, or distribute such number of votes among the nominees, as the shareholder sees fit. If the enclosed proxy is executed and returned, or the shareholder submits their proxy by telephone or over the Internet, and voting for the election of directors is cumulative, the persons named as their proxies on the proxy card will have the authority to cumulate votes and to vote the shares represented by their proxy, and by other proxies held by them, so as to elect as many of the 11 nominees named above as possible.

OTHER BOARD OF DIRECTORS INFORMATION

BOARD OF DIRECTORS INDEPENDENCE DETERMINATIONS

We are required to have a majority of independent directors under New York Stock Exchange (NYSE) listing standards. The NYSE's listing standards prescribe specific independence tests and require the Board to make affirmative independence determinations regarding each of our directors. Accordingly, the Board has considered the independence of our Board members. In conducting this review, the Board took into account each individual's current employment situation (if any) and other relationships that could impact the independence determination under NYSE listing standards, including certain transactions that took place in 2024, or expected in 2025, between Progressive and companies with which the individual is affiliated. Specifically, the Board considered ordinary course transactions involving reinsurance, director's and officer's insurance, claims resolution and administration, agency commissions and administration, employee benefits and administration, data and software services, and background checks for potential employees, among others. Based on this review, the Board determined that each director is independent under the NYSE listing standards, other than Mrs. Griffith, who is an executive officer of the company.

BOARD LEADERSHIP STRUCTURE

Lawton W. Fitt has been Chairperson of the Board since May 2018. Ms. Fitt is independent from management under NYSE listing standards, and she has substantial business experience and acumen, executive management experience, and additional experiences as a member of a number of public company boards. Ms. Fitt's deep understanding of our businesses and culture acquired as a Board and committee member, her demonstrated willingness to challenge management and the status quo, and her effective working relationship with Mrs. Griffith also contributed to the Board's decision to elect Ms. Fitt as Chairperson of the Board.

BOARD RISK OVERSIGHT

The Board is ultimately responsible for overseeing our risk profile and risk management processes. To facilitate these responsibilities, the Board assigns certain risk oversight to each of its main committees through each committee's charter. Annually, each committee reviews and reassesses the adequacy of its charter, and the Nominating and Governance Committee oversees the allocation of risk among the committees and makes appropriate recommendations to the Board. Each committee regularly reports to the full Board on the risks that it oversees.

Audit Committee

- Oversees risks relating to financial statements, financial controls, internal and external audit functions, and public release of financial information.

- Oversees our Enterprise Risk Management (ERM) program which is conducted by our Management Risk Committee (MRC) and the full Board receives an update at least annually. See "Risk Governance" below for more information.

- While the oversight of ERM and the MRC entails a broader focus than the other committees, the Audit Committee is not responsible for risks that are overseen by the other committees.

Compensation and Talent Committee

- Regularly reviews any major risks arising from our compensation plans and programs, and executive and director compensation decisions; oversees various clawback and recoupment provisions.

- Oversees several aspects of our human capital management strategies, including talent management and diversity, equity, and inclusion.

Investment and Capital Committee

- Oversees our investment policy, which is designed to enable us to meet our business and financial objectives with a reasonable balance among risk, return, and cost.

- Responsible for ensuring we have a capital plan that takes risk factors into consideration and ensuring risk is appropriately taken into consideration in connection with proposed strategic investments, including mergers and acquisitions.

Nominating and Governance Committee

- Responsible for overseeing and addressing risks relating to the Board's and the company's governance practices, stakeholder concerns, and environmental (including climate change) and social factors and initiatives impacting us.

- Coordinates efforts relating to succession planning of executives and directors, assesses the qualifications and diversity of directors, and makes recommendations to the Board on potential candidates for election to the Board.

- Monitors the risk allocation among the committees.

Technology Committee

- Oversees the company's technology and information security risks.
- Reviews the major risks arising from our technology, digital and data strategies (including with respect to artifical intelligence), legacy systems, technology investments, data privacy, cybersecurity programs, and technology-related business continuity and disaster recovery programs.

The assignment of the Board's risk oversight function as described above enables the Board to function more effectively because the whole Board is required to focus only on those risk issues deemed most critical by the applicable committee. Further, the committees provide a deeper focus on overseeing management with respect to the full range of risks we confront. The Board's Chairperson, Ms. Fitt, consults with the committee Chairs, as necessary, to ensure that significant risk issues are brought to the attention of the full Board. Otherwise, the Board's administration of its risk oversight function has not affected the Board's leadership structure. Please see "– Board Committees" for additional information on each committee, including their responsibilities.

RISK GOVERNANCE

The company has a well-established risk governance process. The Board oversees, and our executive leadership maintains, the risk governance process with a view towards continuous improvement to identify, monitor, and manage current and emerging risks.

Enterprise Risk Management Program

The Audit Committee oversees our ERM program, which, among other things, addresses operating results and reinsurance programs, each of which may be impacted by climate change. These responsibilities include the review of the guidelines, policies, and procedures that govern how we assess and manage our exposure to risk, and meeting periodically with management. This includes meeting with leaders and other representatives of the risk management department, compliance and ethics group, law department, internal auditors, physical and information security group, external auditors, and other business units, as necessary, to review our major operational, financial, reputational, and other risk exposures, as well as the steps management has taken to identify, monitor, assess, and mitigate such exposures.

We believe that our ERM program supports Board oversight of the most significant risks facing the company and was established to ensure a companywide holistic approach to evaluating risk over five distinct but overlapping risk categories:

Insurance	Risks associated with assuming, or indemnifying for, the losses or liabilities incurred by policyholders
Operating	Risks stemming from external or internal events or circumstances that directly or indirectly may affect our insurance operations
Market	Risks that may cause changes in the value of assets held in our investment portfolios
Liquidity	Risk that our financial condition will be adversely affected by the inability to meet our short-term cash, collateral, or other financial obligations
Credit and Other Financial	Risks that the other party to a transaction will fail to perform according to the terms of a contract, or that we will be unable to satisfy our obligations when due or obtain capital when necessary

Using this risk framework, we have defined our risk tolerances, identified roles and responsibilities for managing risk, and implemented a risk review and reporting structure. We assess how these risks may affect our financial condition, cash flows, and results of operations, as well as our ability to achieve our business objectives.

Although our ERM program is mature and effective, we continuously work to improve the quality of the models we use and the processes we have in place to identify and quantify current and emerging risks.

Management Risk Committee

The purpose of the MRC is to coordinate our ERM program. Our ERM program is intended to maintain an effective process to identify, evaluate, mitigate, and report critical risk exposure information, including any significant gaps in our ability to manage risk, to executive management and the Audit Committee of the Board of Directors at least annually. The MRC is comprised of senior members of management representing a variety of business units and functions and may also include other senior leaders with functional expertise. The MRC supports the organization with clearly defined accountabilities and a culture that supports risk-based decision making.

> **Spotlight on Climate-Related Risk Management**
>
> As a property-casualty insurance company that operates our businesses throughout the United States, our success depends on our ability to underwrite and price risk accurately, which is subject to a number of risks, including those related to changes in the frequency, severity, duration, geographic location, and scope of severe weather events, which may be becoming more severe and less predictable as a result of climate change.
>
> Our Nominating and Governance Committee oversees ESG matters, including climate change risk, on behalf of the Board. Additionally, the Audit Committee oversees our ERM program, which addresses, among other things, operating results and reinsurance programs, each of which may be impacted by climate change. Our MRC coordinates our ERM program. In the MRC's annual risk assessment process, we attempt to evaluate the longer-term effects of climate change and attempt to evaluate the impact on capital, pricing, our customers, and investments.

Spotlight on Cybersecurity Risk Management
Our overall efforts to safeguard the systems and confidential information critical to our operations include preventative and detective internal processes, technological defenses, and other controls designed to provide multiple layers of security protection. This integrated approach to protect data and systems is also built into the company's project management, development, and operations.

Our Technology Committee oversees cybersecurity risk on behalf of the Board. Our Chief Security Officer (CSO) is ultimately responsible for cybersecurity at Progressive, with management oversight of the prevention, detection, mitigation, and remediation of cybersecurity incidents. The CSO reports directly to the Chief Financial Officer and provides regular cybersecurity updates to our CEO, other members of the executive team, and the Technology Committee. Our CSO is also a member of our MRC, which leads our ERM program, which results in cybersecurity risks remaining a focus of our overall risk management process.

MEETINGS OF THE BOARD OF DIRECTORS AND ATTENDANCE
During 2024, the Board held five meetings. All current directors attended at least 75% of their scheduled Board and committee meetings during their committee tenure in 2024. Pursuant to our Corporate Governance Guidelines, directors are expected to attend our Annual Meeting of Shareholders whenever possible. Normally, a meeting of the Board is scheduled on the date of the Annual Meeting. Our 2024 Annual Meeting was attended by all individuals serving as directors at that time, including all current directors.

A copy of our Corporate Governance Guidelines can be found on our website at progressive.com/governance.

MEETINGS OF THE NON-MANAGEMENT AND INDEPENDENT DIRECTORS
Our non-management directors meet in executive session periodically throughout the year, typically at the conclusion of regularly scheduled Board meetings. In the event that the Chairperson is not available to lead the meetings of non-management directors, the presiding director would be chosen by the non-management directors in attendance. In 2024, under the lead of the Chairperson, the non-management directors met in executive session five times, and each meeting of the non-management directors also was a meeting of the independent directors.

BOARD COMMITTEES
The Board has named an Audit Committee, a Compensation and Talent Committee, an Investment and Capital Committee, a Nominating and Governance Committee, a Technology Committee, and an Executive Committee, as described below. The written charter for each of the committees (other than the Executive Committee, which does not have a charter) can be found on our website at progressive.com/governance.

The following table summarizes the Board's current committee assignments:

Name	Audit	Compensation and Talent	Investment and Capital	Nominating and Governance	Technology	Executive
Philip Bleser	✓*			✓		
Stuart B. Burgdoerfer	C*				✓	
Pamela J. Craig		✓			C	
Charles A. Davis			C			
Roger N. Farah		C		✓		✓
Lawton W. Fitt			✓	C		✓
Susan Patricia Griffith						C
Devin C. Johnson	✓*				✓	
Jeffrey D. Kelly	✓*					
Barbara R. Snyder		✓				
Kahina Van Dyke			✓		✓	

✓ Member of the committee

C Chair of the committee

* Audit Committee Financial Expert

Audit Committee

Members






Stuart B. Burgdoerfer
Chair

Philip Bleser

Devin C. Johnson

Jeffrey D. Kelly

Meetings Held in 2024
9

Resolutions Adopted by Written Action
1

Independence
The Board has determined that all members are independent (including the additional requirements for audit committee members).

Financial Literacy/Audit Committee Financial Expert
The Board has determined that all members are financially literate and are each an Audit Committee Financial Expert, as that term is defined in the applicable SEC rules.

Primary Responsibilities
- Ensuring that the organizational structure, policies, controls, and systems are in place to monitor and accurately report performance.

- Monitoring the integrity of our financial statements, our financial reporting processes, internal control over financial reporting, and the public release of financial information.

- Overseeing our compliance and ethics and risk management programs.

- Confirming the independence of, and the selection, appointment, compensation, retention, and oversight of the work of, our independent registered public accounting firms.

- Providing an independent channel to receive appropriate communications from employees, shareholders, auditors, legal counsel, bankers, consultants, and other interested parties.

Please see "Item 1: Election of Directors – Director Nominee Information" for disclosure of each member's relevant experience qualifying such member as an Audit Committee Financial Expert. See also the "Report of the Audit Committee," "Item 3: Proposal to Ratify the Appointment of PricewaterhouseCoopers LLP as Our Independent Registered Public Accounting Firm for 2025," and "Other Independent Public Accounting Firm Information" for additional related information.

Compensation and Talent Committee

Members




Roger N. Farah
Chair



Pamela J. Craig



Barbara R. Snyder

Meetings Held in 2024
6

Resolutions Adopted by Written Action
5

Independence
The Board has determined that all members are independent (including the additional requirements for compensation committee members).

Primary Responsibilities

- Making final determinations regarding executive compensation, including salary, equity-based awards, and annual cash incentive targets, and related performance goals, formulae, and procedures.

- Approving (or in certain circumstances, recommending to the full Board for approval) the terms of the various compensation and benefit plans in which executive officers and other employees may participate.

- Administering our Dodd-Frank Clawback Policy and, separately from such policy, overseeing any additional compensation recoupment, recovery, or similar provisions in our compensation and benefit plans.

- Reporting to the full Board on executive compensation and several aspects of our human capital management efforts, including talent management and diversity, equity, and inclusion.

The committee's determinations regarding incentive compensation for executive officers (for example, performance criteria and standards relating to Gainshare, our annual cash incentive program) generally also apply to incentive plans covering most other employees. Under this program, executives and non-executives alike are motivated to achieve the same performance objectives. The committee has delegated to management the authority to implement such plans, and make other compensation-related decisions (such as salary and equity-based awards), for employees other than executive officers.

Please see "Compensation Discussion and Analysis" and "Compensation Committee Report" for additional related information.

Investment and Capital Committee

Members


IND

Charles A. Davis
Chair


IND

Lawton W. Fitt


IND

Kahina Van Dyke

Meetings Held in 2024
5

Independence
The Board has determined that all members are independent.

Primary Responsibilities

- Monitoring whether the company has adopted and adheres to rational and prudent investment and capital management policies.
- Monitoring whether management's investment and capital management actions are consistent with our investment policy, investment guidelines, financial objectives, and business goals.
- Monitoring our compliance with legal and regulatory requirements and internal guidelines pertaining to investment and capital management.
- Monitoring the competence and performance of the company's internal and external money managers.
- Monitoring the compensation of external money managers.
- Monitoring the company's Strategy Group and proposed strategic investments, including mergers and acquisitions.

The committee does not make operating decisions about money manager selection or compensation, asset allocation, market timing, sector rotation, or security selection, which are the responsibilities of management. The full Board must approve significant changes to the company's capital structure, dividend policy, or portfolio asset allocation, as well as significant strategic investments.

Nominating and Governance Committee

Members



IND

Lawton W. Fitt
Chair



IND

Philip Bleser



IND

Roger N. Farah

Meetings Held in 2024
5

Independence
The Board has determined that all members are independent.

Primary Responsibilities

• Considering the qualifications of individuals who are proposed as possible nominees for election to the Board and making recommendations to the Board with respect to such potential candidates.

• Overseeing the process for evaluating director, committee, and Board performance.

• Monitoring corporate governance matters affecting the Board and the company.

• Regularly reviewing our Corporate Governance Guidelines to ensure that they continue to correspond to, and support, the Board's governance philosophy and considers, where appropriate, recommending to the Board for approval, changes to the Corporate Governance Guidelines based on suggestions from its members, other Board members, or management.

• Overseeing environmental, including climate change, and social factors and initiatives impacting us.

At each of its meetings during 2024, the committee received updates from the company's management concerning ESG matters.

The committee welcomes input from shareholders regarding potential director nominees. Shareholders can recommend a candidate for consideration by the committee by following the procedures described under "Other Matters – Procedures for Recommendations and Nominations of Directors and Shareholder Proposals."

Technology Committee

Members




Pamela J. Craig
Chair



Stuart B. Burgdoerfer



Devin C. Johnson



Kahina Van Dyke

Meetings Held in 2024
5

Independence
The Board has determined that all members are independent.

Primary Responsibilities
- Overseeing the use of technology in executing our business strategies, including:

  - Technology, digital and data strategies (including with respect to artificial intelligence) and technology investments,

  - Cybersecurity programs, and

  - Operational performance, technology-related business continuity, and disaster recovery efforts.

- Monitoring related industry trends.

At each meeting, the committee received updates from the company's Chief Information Officer and Chief Security Officer, or a member of their team, among other members of management, on technology investments, IT programs and operations, and the company's information security programs, matters, and efforts.

Executive Committee

The Board has an Executive Committee made up of Susan Patricia Griffith (Chair), Roger N. Farah, and Lawton W. Fitt. This committee exercises all powers of the Board between Board meetings, except the power to fill vacancies on the Board or its committees and the power to adopt amendments to our Code of Regulations. During 2024, the Executive Committee adopted resolutions by written action pursuant to Ohio corporation law on three occasions.

BOARD EVALUATION PROCESS

Our Board recognizes that a constructive evaluation process enhances our Board's effectiveness and supports good corporate governance. Every year, the Nominating and Governance Committee oversees a self-evaluation process for the Board's overall performance and of each of the Board committees. The self-evaluation process is designed to elicit feedback from the directors that will assess and help identify potential improvements for the Board and its committees and to ensure each director can contribute actively to the Board's work. The committee reports these results to the full Board for discussion, and feedback is shared with directors and committee chairs.

In assessing performance, the Board and its committees take a multi-year perspective to identify

and evaluate trends. Each year, the committee re-examines the evaluation process to ensure that the process allows directors the opportunity to provide actionable feedback. Accordingly, the process varies year to year and involves one or a combination of evaluative approaches, including written surveys, individual interviews, group discussions in executive session, and/or engagement of a third-party facilitator.

From time to time, the Nominating and Governance Committee may engage an independent third party to conduct the annual evaluation to gain additional perspective and encourage participation and feedback. The committee engaged an independent third party in 2021 and plans to continue to evaluate the use of an independent third party for the evaluations every few years as part of its multi-year approach.

In early 2023, 2024, and 2025, the evaluation process used a written survey addressing a wide range of topics including:

- Board overall effectiveness;
- Board composition;
- Committee structure and effectiveness;
- Board meeting content and structure; and
- Board and committee information needs.

The Nominating and Governance Committee reported these results to the full Board for discussion, and used the information obtained to enhance Board and committee performance and processes.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders or other interested parties may send written communications to the entire Board or to the non-management directors. Such communications must be clearly addressed to the Board or the non-management directors and sent to either of the following:

- Lawton W. Fitt, Chairperson of the Board
  The Progressive Corporation
  email: chair@progressive.com
- David M. Stringer, Secretary
  The Progressive Corporation
  300 North Commons Blvd., Box W94
  Mayfield Village, OH 44143
  or email: secretary@progressive.com

The recipient will promptly forward appropriate communications to the full Board or to the non-management directors, as specified by the sending party.

TRANSACTIONS WITH RELATED PERSONS

From time to time, we may enter into transactions with a director or executive officer, certain of their relatives, or an entity in which one or more of our directors or executive officers, or a relative of such person, is an owner, director, or executive officer. With limited exceptions relating to transactions made in the ordinary course of business and certain low dollar transactions, such transactions must be disclosed to and approved by our Board under our Code of Business Conduct and

Ethics. This policy is carried out by the Secretary as transactions with such persons or entities, or proposals for such transactions, are identified by management or disclosed by members of the Board. The Board reviews these transactions as they are identified and, for ongoing transactions, on an annual basis thereafter.

During 2024, no transactions with related persons exceeding $120,000 in value were identified and reportable under SEC rules. For purposes of these disclosures, we exclude purchases of Progressive insurance policies, payments of claims required by our insurance policies, and other ordinary course transactions that were determined not to confer a material interest in our director, executive officer, or other related person.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Farah (Chair), Ms. Craig, and Ms. Snyder served as members of the Board's Compensation and Talent Committee during 2024. There were no compensation committee interlocks.

EQUITY OWNERSHIP GUIDELINES FOR DIRECTORS

Within five years after being elected to the Board, each director must acquire common shares having a value equal to at least three times the director's annual compensation for the most recently completed term, and then maintain such level of holdings throughout their tenure as a director. See "Director Compensation – Narrative Disclosure to Director Compensation Table" for additional information.

MANDATORY DIRECTOR RETIREMENT

Although the Board does not believe that term limits are appropriate, the Board does support a mandatory retirement age for directors. Accordingly, our Corporate Governance Guidelines provide that the Board will not nominate for election by shareholders a candidate for director who is 80 years of age or older at the time of such nomination, nor will the Board appoint such an individual to a vacant seat on the Board. The Board has not waived this requirement in the last three years.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Progressive filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Progressive specifically incorporates this Report by reference therein.

The Audit Committee (referred to in this Report as the "committee") of the Board of Directors consists of the four directors named below, each of whom the Board has determined meets the applicable independence and experience requirements of the New York Stock Exchange and the Securities and Exchange Commission (SEC). In addition, the Board has determined that each of Mr. Burgdoerfer, Mr. Bleser, Mr. Johnson, and Mr. Kelly is an Audit Committee Financial Expert, as that term is defined by the SEC. The committee operates under a written charter, the terms of which are reviewed annually by the committee. The current charter, as approved by the Board, is posted on the company's website at progressive.com/governance.

On behalf of the Board, the committee is responsible for the oversight of the financial statements, and it oversees the work of the company's independent registered public accounting firm and the company's internal audit staff. The company's management is primarily responsible for the financial statements and the reporting process, including the system of internal control over financial reporting. Management reports to the committee on financial, accounting, and operational developments that may impact the financial statements, and on issues relating to the company's internal controls, among other matters.

The committee is responsible for ensuring that the organizational structure, policies, controls, and systems are in place to monitor and accurately report the company's performance. The committee monitors the integrity of the company's financial statements, financial reporting processes, system of internal control over financial reporting, and the company's public release of financial information. In addition, the committee oversees the company's compliance and ethics and enterprise risk management programs. During 2024, the committee held 9 meetings to review these matters and conduct other business.

The committee is directly responsible for the selection, appointment, compensation, retention, and oversight of the company's independent registered public accounting firm and for reviewing that firm's independence. For 2024, the committee appointed PricewaterhouseCoopers LLP (PwC) as the company's independent registered public accounting firm. PwC alone is responsible for expressing its opinion on the conformity of the company's consolidated year-end financial statements with accounting principles generally accepted in the United States of America and its assessment of the effectiveness of the company's internal control over financial reporting.

In supervising the work of PwC on the 2024 audit, the committee received the written disclosures and letter from PwC concerning its independence as required by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB), and the committee has discussed with PwC its independence. In addition, the committee reviewed, and discussed with PwC, among other matters: PwC's report on its internal quality control procedures, including issues raised by governmental investigations of PwC in the preceding five years; the publicly available parts of the PCAOB's report on its most recent inspection of PwC; regulatory developments during the year that impacted PwC's audit work for the company or its communications with the committee; and the other matters that PwC is required to communicate to the committee under the applicable requirements of the PCAOB and the SEC.

During the 2024 audit, the committee discussed with PwC and the internal auditors the overall scope and plans for their respective audits. The committee then met with PwC and the internal auditors at various times throughout the year, with and without management present, to discuss the results of their examinations, evaluations of the company's internal controls, the overall quality of the company's financial reporting, and the critical accounting matters addressed during PwC's audit.

In fulfilling its oversight responsibilities, the committee reviewed and discussed with management the company's audited consolidated financial statements for the year ended December 31, 2024. These discussions included assessments of the quality, not just the acceptability, of the accounting policies used by the company, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addition, the committee has discussed with PwC its judgment as to the quality, not just the acceptability, of the company's accounting policies.

Based on the reviews and discussions referred to above, the committee recommended to the Board that the audited consolidated financial statements be included in The Progressive Corporation's Annual Report on Form 10-K for the year ended December 31, 2024, for filing with the SEC.

AUDIT COMMITTEE

Stuart B. Burgdoerfer, *Chair*
Philip Bleser
Devin C. Johnson
Jeffrey D. Kelly

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following information is set forth with respect to persons known to management to be the beneficial owners of more than 5% of Progressive's common shares, $1.00 par value, as of December 31, 2024, except to the extent indicated otherwise in the footnotes.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. and subsidiaries 50 Hudson Yards New York, NY 10001	52,606,862 [1]	9.0%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	51,466,044 [2]	8.8%

[1] Derived from the Schedule 13G/A filed on February 5, 2025, BlackRock, Inc. and its subsidiaries have sole investment power over 52,606,862 shares, sole voting power over 47,269,617 shares, and does not have shared investment or voting power over any shares.

[2] Derived from the most recent Schedule 13G/A which was filed on February 13, 2024, as of December 29, 2023, the Vanguard Group Inc. has sole investment power over 48,962,358 shares, shared investment power over 2,503,686 shares, shared voting power over 766,936 shares, and does not have sole voting power over any shares.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following information summarizes the beneficial ownership of Progressive's common shares as of January 31, 2025, by each current director of Progressive, each nominee for director, and each of the named executive officers (as identified in "Executive Compensation – Summary Compensation Table") and all current directors and executive officers as a group. In addition, to provide a more complete picture of the economic interests of certain individuals in Progressive common shares, the final two columns include certain units held in our benefit and equity incentive plans that are equal in value to a share of our stock, but do not technically qualify as "beneficially owned" under the applicable regulations, also as of January 31, 2025.

Name	Total Common Shares Beneficially Owned[1]	Percent of Class[2]	Units Equivalent to Common Shares[3]	Total Interest in Common Shares and Unit Equivalents
Karen B. Bailo	32,345	*	12,612	44,957
Philip Bleser	21,325	*	1,449	22,774
Stuart B. Burgdoerfer	15,107	*	—	15,107
Patrick K. Callahan	19,860	*	106,631	126,491
Pamela J. Craig	13,287	*	345	13,632
Charles A. Davis	347,497	*	13,347	360,844
Roger N. Farah	110,212	*	34,579	144,791
Lawton W. Fitt	118,209	*	26,256	144,465
Susan Patricia Griffith	565,048	*	41,526	606,574
Devin C. Johnson	8,770	*	—	8,770
Jeffrey D. Kelly	27,741	*	—	27,741
John Murphy	60,447	*	12,678	73,125
John P. Sauerland	355,670	*	15,577	371,247
Barbara R. Snyder	21,476	*	9,159	30,635
Kahina Van Dyke	13,723	*	—	13,723
All 23 Current Executive Officers and Directors as a Group	1,912,776	*	345,086	2,257,862

* Less than 1% of Progressive's outstanding common shares.

[1] Total Common Shares Beneficially Owned is comprised of the following:

Name	Common Shares Subject to Restricted Stock Awards[a]	Beneficially Owned Common Share Equivalent Units[b]	Other Common Shares Beneficially Owned[c]
Karen B. Bailo	—	—	32,345
Philip Bleser	974	20,351	—
Stuart B. Burgdoerfer	1,057	—	14,050
Patrick K. Callahan	—	—	19,860
Pamela J. Craig	1,029	4,509	7,749
Charles A. Davis	1,646	10,768	335,083
Roger N. Farah	1,715	108,497	—
Lawton W. Fitt	2,619	106,201	9,389
Susan Patricia Griffith	—	—	565,048
Devin C. Johnson	1,594	—	7,176
Jeffrey D. Kelly	932	—	26,809
John Murphy	—	—	60,447
John P. Sauerland	—	—	355,670
Barbara R. Snyder	1,507	12,641	7,328
Kahina Van Dyke	1,576	—	12,147
All 23 Current Executive Officers and Directors as a Group	14,649	265,985	1,632,142

[a] Represents common shares held pursuant to unvested restricted stock awards issued under the Amended and Restated 2017 Directors Equity Incentive Plan. The beneficial owner has sole voting power and no investment power with respect to these shares during the restriction period.

[b] These units have been credited to the individual's accounts under certain of our compensation plans and are included in shares beneficially owned due to the plan features described below. Each unit is equal in value to one Progressive common share.

- For non-employee directors, this number represents units (excluding dividend equivalents) that have been credited to the director's account under The Progressive Corporation Directors Restricted Stock Deferral Plan, as amended and restated (the Directors Restricted Stock Deferral Plan), under which each director has the right to defer restricted stock awards, to the extent that distributions from the Directors Restricted Stock Deferral Plan will be made in Progressive common shares upon the termination of a director's service as a director. As to the number of shares that will be so distributed, the director has the right to acquire those shares within 60 days, and those shares are deemed "beneficially owned." See "Director Compensation – Narrative Disclosure to Director Compensation Table" for a description of the Directors Restricted Stock Deferral Plan.

- For executive officers, the number represents outstanding time-based restricted stock units that have been credited to the participant's account under our 2015 Equity Incentive Plan, for which the executive officer has the right to vest upon retirement, assuming that the executive officer has satisfied the Rule of 70 requirements (as described in "Compensation Discussion and Analysis – Other Elements of Compensation – Retirement") and the distribution to the executive officer is not delayed under Section 409A of the Internal Revenue Code.

[c] Includes common shares held directly by the individual, holdings in our 401(k) plan, and shares held by, or for the benefit of, family members. For Mrs. Griffith, the amount includes a total of 56,452 common shares held in trust for the benefit of her spouse and 19,108 common shares held by her spouse. For Mr. Sauerland, this amount includes 64,074 shares beneficially owned by his family members and related entities, of which he may be deemed a beneficial owner by virtue of voting, investment, and dispositive power over such shares but in which he has no pecuniary interest. Mr. Sauerland disclaims beneficial interest over such shares. For Mr. Burgdoerfer, this amount includes 11 common shares held by his spouse.

[2] Percentage based solely on "Total Common Shares Beneficially Owned."

[3] The units disclosed are in addition to "Total Common Shares Beneficially Owned" and have been credited to the applicable director's or executive officer's account under one or more of our deferred compensation plans or, as it relates to our executive officers, under our 2015 Equity Incentive Plan. In each case, the holder has neither voting nor investment power. Each unit is equal in value to one Progressive common share. For the applicable executive officers, amounts in this column: (a) include outstanding time-based restricted stock unit awards, some of which, for certain executives officers, could vest upon retirement assuming that the executive officer has satisfied the Rule of 70 requirements, but for which distribution to the executive officer is delayed under Section 409A of the Internal Revenue Code, and (b) exclude outstanding performance-based restricted stock unit awards, due to the variable nature of such awards. See "Executive Compensation – Outstanding Equity Awards at Fiscal Year-End" and "Executive Compensation – Potential Payments Upon Termination or Change in Control" for additional information on these awards.

COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW

Our Vision is to become consumers', agents', and business owners' number one destination for insurance and other financial needs. We believe that our Core Values, including our Profit Core Value, build the foundation that drives every decision we make and influences how we treat others. Accordingly, these values are deeply rooted in the minds and actions of our executive officers.

We structure our executive compensation program to support our Vision and our long-term profitability target, providing strong alignment between pay and performance. We generally provide base salary to our executives near or below the market median and provide a significant percentage of total compensation in the form of performance-based equity awards that provide upside potential when we perform well against pre-established and objective measures that correlate to shareholder value. We believe these awards support a strong pay-for-performance linkage and further align the interests of our executives with those of our shareholders.

Our goal is to grow as fast as we can at a 96 or better combined ratio during each calendar year while continuing to deliver high-quality customer service. Our profitable growth target is not a value of convenience from which we look to waiver depending on the state of our business. Instead, we believe it remains steadfast and that our continued and unrelenting focus on our profitable growth target has, and will continue to, increase our shareholders' value over the long term. The combined ratio represents the profitability of our insurance operations and is used in certain of our executive compensation program's performance-based equity and cash awards. These awards represent 85% and 77% (on average) of the maximum potential 2024 annual compensation for Susan Patricia Griffith, our President and Chief Executive Officer (CEO), and our other named executive officers (NEO), respectively. We take a long-term view towards creating, sustaining, and increasing shareholder value and believe that focusing on achieving a 96 or better combined ratio, in addition to the other growth elements of our executive compensation program, supports this goal. By putting profit before growth, we are enabled to embrace uncertainty, be nimble and resilient, and ultimately pivot our focus and strategies, when necessary, to achieve our business objectives and deliver solid results. We believe this serves the long-term interests of our shareholders.

We believe that our compensation programs have contributed to our exceptional and profitable growth in recent years. For example, over the past three years we have profitably grown our net premiums earned (the source of nearly all of our non-investment revenue) by $26.4 billion, or 60%. During 2024, both net premiums written and earned grew by 21%, at a profitable 88.8 combined ratio. We believe this performance exceeds the underwriting performance of our industry peers.

We continue to demonstrate strong pay-for-performance alignment in our equity and cash incentive awards. During the past five years:
- we grew faster than the markets of the insurance business lines we measure, resulting in the related vesting of the performance-based restricted stock unit awards above target;
- we achieved long-term fixed-income portfolio returns in line with our benchmark group, resulting in the vesting of the performance-based restricted stock unit awards that reflect our investment results near target; and
- our Gainshare program paid out an average of 159% of target based on the growth in average policies in force and profitability of our insurance businesses (for 2024, it paid out at 178% of target).

In addition, our cumulative total shareholder return over the past five years exceeded that of the S&P 500 by 2.8 times (x) and of our industry peer group by 2.2x. See the performance graph included in our 2024 Annual Report to Shareholders and "Pay Versus Performance" for additional discussion.

See "Proxy Statement Summary" for more information regarding our annual financial results for 2024 and "Pay Versus Performance" for an additional discussion related to our pay-for-performance alignment.

COMPENSATION HIGHLIGHTS FOR 2024

For 2024, in addition to our CEO, the other NEOs included John P. Sauerland, our Vice President and Chief Financial Officer, Patrick K. Callahan, our Personal Lines President, Karen B. Bailo, our Commercial Lines President, and John Murphy, our Claims President.

Consistent with prior years, the total target compensation in 2024 for our CEO and the other NEOs was heavily weighted toward at-risk performance-based compensation.

2024 CEO Compensation

At-risk annual equity and cash incentive awards represented 97% of maximum potential compensation and 93% of target compensation.

Mrs. Griffith received a salary increase of 5.0% and her salary remains well below the market median.

Annual Equity Awards:
- Time-based: 1.0x salary
- Performance-based:
  - Insurance operations: 8.0x target - could range from zero to 20.0x salary
  - Investment results: 1.0x target - could range from zero to 2.5x salary

Annual Cash Incentive: 2.5x target - could range from zero to 5.0x salary.

CEO Target Annual Compensation



2024 Other NEOs Compensation

At-risk annual equity and cash incentive awards averaged 90% of maximum potential compensation and 82% of target compensation.

Each NEO received a salary increase, as discussed below.

Annual Equity Awards:
- Time-based: 1.0x salary
- Performance-based: 2.16x target, on average - could range from zero up to 6.9x salary (amounts vary by executive)

Annual Cash Incentives: between 1.0x and 1.5x target (amounts vary by executive) - could range between zero and 3.0x salary.

Other NEO Annualized Target Compensation



2024 Say-on-Pay Vote

At our 2024 Annual Meeting of Shareholders, shareholders cast advisory votes on our executive compensation program, sometimes referred to as the "say-on-pay" vote. In that vote, shareholders approved our executive compensation program, with 95% of the votes cast in support. During 2024, the Compensation and Talent Committee (referred to in this Compensation Discussion and Analysis as the "committee") of the Board of Directors reviewed these results with management. Because of the strong level of shareholder support and the absence of specific concerns expressed by shareholders, the committee determined that no specific actions with respect to 2025 compensation should be taken in response to the say-on-pay vote.

OUR EXECUTIVE COMPENSATION PROGRAM

Our executive compensation program is designed and implemented under the direction and guidance of the committee. Broadly stated, we seek to maintain a consistent executive compensation program with the following objectives:

- attract and retain outstanding executives with the leadership skills and expertise necessary to drive results, build an enduring business, and create long-term shareholder value;
- motivate executives to achieve our long-term strategic goals while meeting challenging short-term business objectives;
- reward performance and differentiate compensation based on the achievement of challenging goals; and
- align the interests of our executives with those of shareholders.

Progressive's executive compensation program is designed to serve shareholders' interests by strongly tying our executives' compensation to the achievement of important operating goals and the value of our common shares. As a result, while we seek to offer competitive salaries to our executives, the more significant aspects of our executive compensation program are at-risk components consisting of equity awards and annual cash incentive opportunities.

As a general matter, executive salaries are intended to be at, or somewhat lower than, median amounts paid to executives who have similar responsibilities at comparable companies, while our performance-based equity and annual incentive programs provide the potential to earn above-market median total compensation when the company achieves challenging goals designed into these plans.

While we consider market data when making decisions on executive compensation, variations occur for a number of reasons, including the unique nature of a specific executive's responsibilities, individual performance, the tenure and experience of an executive, the executive's future potential, and our business needs.

ELEMENTS OF COMPENSATION

The following chart provides general information about the elements of compensation for our executive compensation program:

Element	Why We Use This Element	Annual or Long-Term	Fixed or Variable
Salary	• Provides a fixed amount of income to attract and retain executive talent and rewards individual performance	Annual	Fixed
Gainshare Cash Incentive*	• Motivates nearly all employees, including our executives, to achieve challenging and objective operating goals in our insurance businesses • Measures the annual growth in policies in force and profitability in our insurance businesses • Generally, provides executives with the potential (when combined with other compensation elements) to earn compensation above the market median	Annual	Variable
Progressive Capital Management Cash Incentive	• Applies to our investment professionals, including our Chief Investment Officer (CIO), and motivates them to balance short- and long-term performance of our fixed-income portfolio with our investment goal of protecting our balance sheet (no current NEO participates in this plan) • Measures the performance of our fixed-income portfolio over one- and three-year periods against the performance results of a benchmark group • Provides the CIO with the potential (when combined with other compensation elements) to earn compensation above the market median	Annual	Variable
Performance-Based Restricted Stock Units *Performance versus Market Insurance Results**	• Motivates executives to focus on longer-term operating performance of our insurance businesses • Rewards our profitable growth in market share of our insurance businesses over a three-year period • Aligns the interests of executives with those of shareholders by tying the value of compensation to the market value of our common shares • Generally, provides executives with the potential (when combined with other compensation elements) to earn compensation above the market median	Long-Term	Variable
Performance-Based Restricted Stock Units *Investment Results**	• Motivates our CEO, CFO, CIO, and investment professionals to focus on longer-term fixed-income portfolio investment performance • Measures the performance of our fixed-income portfolio over a three-year period against the performance results of a benchmark group • Aligns the interests of these executives with those of shareholders by tying the value of compensation to the market value of our common shares • Provides these executives with the potential (when combined with other compensation elements) to earn compensation above the market median	Long-Term	Variable
Time-Based Restricted Stock Units	• Further aligns the interests of executives with those of shareholders by tying the value of compensation to the market value of our common shares	Long-Term	Variable

*The pay-for-performance alignment of these elements of compensation are described in more detail in "Pay Versus Performance."

The Role of Diversity, Equity, and Inclusion

We believe that our people and our culture remain our most significant competitive advantage and that having the right people working together in the right way is critical to driving our results, building an enduring business, and creating long-term shareholder value.

In our view, supporting the principles of diversity, equity, and inclusion in the workplace is a priority, and is critical to achieving our goals of attracting, retaining, and motivating our highly qualified employees to build upon our enduring business and create long-term shareholder value.

For several years, the job objectives for our executive officers, including our NEOs, have included a leadership objective aimed at fostering a diverse and inclusive workplace, demonstrating our holistic approach and focus on creating an environment where all our people feel welcomed, valued, and respected. We appreciate the critical role this plays in our success. Accordingly, in addition to the assessment of market data, in establishing 2024 target total compensation for our NEOs, the committee broadly considered the investments and actions taken during 2023 under our executive team's leadership to further support our robust and legally compliant related efforts, including those highlighted below:

- Guiding companywide strategy and efforts that strengthened the company's commitment to ensuring a healthy culture where all of our talented people can thrive.
- Meaningfully supporting our inter-cultural and inter-personal awareness efforts and serving as sponsors for many of our nine ERGs.
- Supporting several leadership development offerings.
- Supporting efforts aimed at ensuring a culture of belonging where all of our people are welcomed, valued, and respected.
- Striving to create products, services, and communications that are relevant and desirable in our multicultural marketplace and enhancing and expanding our customer-focused multilingual experiences.
- Launching the ability for all employees to more easily be called by the name they wish through including a "chosen name" in addition to a legal name in our systems.
- Supporting the move from a 5-day organization-wide Inclusion Week to a series of four quarterly events focused on inclusion, giving more people a chance to participate more often.
- Providing additional health plan premium subsidization for employees in our first five pay grades and certain comparable roles.

- Supporting efforts to contribute to our communities through our Keys to Progress® program and The Progressive Insurance Foundation's Name Your Cause® program.
- Serving as the stewards of our Core Values and culture, which contributed to the company receiving several recognitions for 2024, including: Fortune's 2024 World's Most Admired Companies in the insurance sector (#5), Forbes America's Best Employers for Women (#2), and Newsweek America's Most Admired Workplaces (4.5 out of 5 stars).

The committee made a similar assessment with respect to establishing 2025 target total compensation for the NEOs and broadly considered similar investments and actions taken during 2024 under our executive team's leadership. See "Proxy Statement Summary – Human Capital Management – Diversity, Equity, and Inclusion" for more information.

2024 DECISIONS AND AWARDS

Salaries

For 2024, annual salaries for our NEOs were as follows:

Name	2024 Salary[1]	Change From Prior Salary
Susan Patricia Griffith	$1,050,000	5.0%
John P. Sauerland	735,000	5.0
Patrick K. Callahan	680,000	4.6
Karen B. Bailo	640,000	6.7
John Murphy	605,000	4.3

[1] Amounts may differ from the salary amounts shown in "Executive Compensation – Summary Compensation Table" as salary changes are typically implemented in February of each year.

After reviewing the applicable market comparison and also taking into account each executive's experience in the specific role, individual performance, and, for Ms. Bailo and Mr. Murphy, continued growth and development in their respective roles, annual salary increases were provided to each NEO to improve the market competitiveness of the executive's total compensation. After taking into account the increases, the 2024 salaries for each applicable NEO, with the exception of Mr. Murphy, remained below the median for executives at comparable companies based on the data reviewed by the committee in late 2023. (See "– Procedures and Policies – Compensation Comparisons" for further information on our market comparison process).

Equity Awards

A high percentage of our executive compensation program provides long-term incentives through grants of equity-based awards, currently in the form of restricted stock units, which creates a strong pay-for-performance linkage and aligns the interests of our executives with those of our shareholders. Under a restricted stock unit grant, the executive receives an award of a specified number of units; upon vesting of the award, the executive is entitled to receive one Progressive common share for each unit that is vesting. Annual awards of restricted stock units are made to the NEOs in the form of performance-based awards and time-based awards. As with other elements of our executive compensation program, integral to our performance-based equity awards are pre-established growth and profitability measurements that correlate to shareholder value, are consistent with our companywide objectives, and align with our Profit Core Value.

For 2024, the aggregate dollar value (fair value on the date of grant) of annual equity awards made to the NEOs was approximately $15.2 million in performance-based awards (at target value) and $3.7 million in time-based awards. Those awards were determined based on the following target levels:

Name	Performance-Based Award Target Value (Multiple of Salary)[1]	Time-Based Award Value (Multiple of Salary)
Susan Patricia Griffith	9.00x [2]	1.00x
John P. Sauerland	2.75 [2]	1.00
Patrick K. Callahan	2.75	1.00
Karen B. Bailo	1.50	1.00
John Murphy	1.50	1.00

[1] Pursuant to performance-based awards, between zero-2.50x of the number of units awarded can vest. See discussions above.

[2] For the following executives, investment-based awards represented the indicated multiple of each executive's salary for the year: Mrs. Griffith, 1.0x; and Mr. Sauerland, 0.45x.

Our agreements include a non-compete provision and contain provisions for death, disability, and retirement (see "Executive Compensation – Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table").

Annual Performance-Based Awards – Performance versus Market Insurance Results   Each of the NEOs and 56 other senior managers were granted performance-based restricted stock unit awards that measure the growth of our insurance businesses, and compare that growth to the growth of the market as a whole, over a three-year performance period, and also require achieving profitability of a combined ratio of 96.0 or better over the most recent 12-month period prior to the vesting determination. The committee granted these awards to each of the NEOs in March 2024.

These awards require our business lines to outgrow the market by a specified percentage for that business line in determining the actual number of units eligible to vest. Specifically, the 2024 awards measure the growth of two business lines (private passenger auto and commercial auto) from 2024 through 2026 as compared to the growth rate of each of these markets as a whole (excluding our results) over that same period. We measure against these business lines since they represent market categories that align with financial reporting to insurance regulatory authorities and are publicly available and compiled routinely by third parties.

Each business line will receive a score, which will then be weighted based on each business line's relative contribution to direct premiums earned, defined as the sum of net premiums earned and earned premiums ceded under reinsurance. These scores will then be combined to produce a final performance factor. In each case, we will use A.M. Best data to make these calculations. The final performance factor will be used as a "multiplier" to increase or decrease the number of units (compared to target) that can vest. Although these awards are designed to reward growth, they do not reward growth at all cost, and also include a restriction on vesting based on the profitability requirement previously described.

The performance score for each business unit will be determined as follows:

Business Line Score		Performance vs. Business Line Market[1]
2.500x	Maximum Possible Score	• If our growth for the business line exceeds the market growth rate by the maximum growth rate measure for that business line or more
Between 1.000x and 2.500x	Less than Maximum but exceeds Target	• If our growth rate for the business line exceeds the market growth rate by more than the target measure for that business line but less than the maximum growth rate measure for that business line • Score will be proportionate to the extent to which each business line's growth rate exceeds the market's growth rate above the target rate
1.000x	Target Score	• If our growth rate for the business line exceeds the market growth rate by exactly the target growth rate measure for that business line
Between zero and 1.000x	Less than Target	• If our growth rate for the business line exceeds the market growth rate by less than the target growth rate measure for that business line • Score will be proportionate to the extent to which each business line's growth rate exceeds the market's growth rate
Zero	Lowest Possible Score	• If the business line's growth rate is equal to or less than the market growth rate the score for the business line will be 0

[1] Growth is measured by premium growth, which is calculated as the percentage change in annual direct premiums earned.

For 2024, the target growth rate measure and maximum growth rate measure for each business line is as follows:

Business Line	Target Growth Rate Measure	Maximum Growth Rate Measure
Private passenger auto	2 percentage points	3.5 percentage points
Commercial auto	2 percentage points	3.5 percentage points

For the 2024 awards, the performance factor is expected to be determined in July 2027. If the performance factor is zero, the awards will not vest and will be forfeited. If the performance factor is greater than zero, the performance factor is determined and the awards are eligible to vest, if and when the 12-month profitability requirement is satisfied. For these awards, if the profitability requirement is not satisfied by January 31, 2029, the awards will not vest and will expire.

We believe that this approach, with a potential upside for outperformance as compared with the private passenger auto and commercial auto markets, provides appropriate focus on our competitor set in the insurance market, consistent with our profitable growth goals. In addition, the profitability requirement imposes an additional challenge to our growth in market share, given the fact that some of our competitors do not consistently show a profit in their insurance operations and rely instead on their investment activity to fund insurance liabilities.

Annual Performance-Based Equity Awards – Investment Results During 2024, the committee awarded performance-based restricted stock units to Mrs. Griffith, Mr. Sauerland, and our CIO, among other investment professionals, with a performance goal relating to investment performance.

These awards did not increase the aggregate size of the equity awards to the CEO or CFO, but represented a portion of the total performance-based awards that otherwise would have been granted to them.

The 2024 awards measure the performance of our fixed-income portfolio for the three-year period of 2024 through 2026, on the basis of the fully taxable equivalent (FTE) total return. The FTE total return is calculated by dividing the recurring investment income (which includes 50% of the benefit of state premium tax abatements associated with certain municipal securities held in our portfolio, and the total net realized (and changes in total unrealized) gains or losses on the applicable securities), by the average outstanding fixed-income investments for the period. Those results are then compared to the performance results achieved by a benchmark group of comparable firms meeting a series of objective criteria for the same time periods. The fixed-income portfolio was chosen for these equity awards because it represents a substantial portion of our investment portfolio (over

95% at year end) and our CIO and other investment professionals actively manage this fixed-income portfolio and do not actively manage our equity investments.

Each grant was for a target number of restricted stock units, and the number of units that will ultimately vest can vary between zero and 2.50x target. At the end of the performance period, using performance data supplied by an independent third party, the performance factor will be determined based on our percentile ranking in the benchmark group as follows:

Score=0.00 Rank at or below the percentile	Score=1.00 Rank equal to the percentile	Score=2.00 Rank equal to the percentile	Score=2.50 Rank at or above the percentile
25th	50th	75th	90th

The percentile ranking will be interpolated based on the positioning of our actual return compared to the other firms included in the peer set (e.g., a ranking at the 40th percentile will receive a score between zero and 1.00).

These performance-based awards are intended to align the compensation of these executives with their responsibilities in connection with the longer-term performance of our fixed-income portfolio. For the 2024 awards, the use of the 25th percentile as the minimum performance level and the 90th percentile as the maximum performance level reflected the committee's decision at the time of grant that our investment constraints and guidelines may differ from other firms included in the comparison. With respect to the 2024 awards, the committee increased the maximum number of restricted stock units that may ultimately vest under this award from 2.00x to 2.50x target to reward performance results between the 75th and 90th percentiles. In making this plan design change, the committee considered the Investment and Capital Committee's oversight of the company's internal investment guidelines applicable to our fixed-income portfolio. Since the awards are designed to measure the performance of our fixed-income portfolio over a longer term (three years), the committee felt this change was appropriate and would not create an incentive to increase investment risks to a level that would exceed the company's overall risk tolerance. The committee determined that the focus on the three-year results, along with the investment constraints mentioned above that are overseen by the Investment and Capital Committee, and the use of the 90th percentile as the maximum payout measure, provides appropriate incentives for these executives without creating inappropriate risks.

Annual Time-Based Awards   In 2024, time-based restricted stock unit awards were granted to the NEOs and 1,137 other senior level employees, comprising approximately 2% of our entire employee population. These awards will vest in three equal annual installments, in January of 2027, 2028, and 2029. All time-based awards are subject to accelerated vesting and forfeiture provisions in the applicable equity incentive plan (i.e., our 2015 Equity Incentive Plan (2015 Plan) until it was replaced with our 2024 Equity Incentive Plan (2024 Plan, and together with the 2015 Plan, the equity plans) in May 2024) and the grant agreement.

Annual Cash Incentive Payments (Gainshare)

Our annual cash incentive payments for our NEOs are administered under our Gainshare program, which has been around for over three decades. Our Gainshare program has been the primary means to motivate and reward our employees to achieve our profitability and growth objectives. Most companies of our size utilize some form of bonus program. Nearly all of our employees participate in our Gainshare program, which incentivizes and rewards our collective performance. We believe that Gainshare is a differentiator and contributes to the "all for one and one for all" attitude that, in part, defines our culture and is supported by our Core Values.

Like other elements of our compensation program, Gainshare is designed to reward performance relative to our long-standing companywide profitability target to grow as fast as we can at a 96 or better combined ratio while continuing to deliver high-quality customer service.

The Gainshare Plan is currently comprised of six matrices that objectively measure our various products and channels. We use these different matrices to reflect the different growth and profitability expectations given the wide variance in our market share across the products and channels. We believe that focusing on performance at this level is consistent with management's approach to evaluating our operations.

Gainshare payments for NEOs are determined using the same performance criteria we use for the Gainshare payments for all of our employees, resulting in a consistent set of goals across our employee population. Gainshare payments are determined using the following formula:

Paid Salary	X	Target Percentage	X	Gainshare (i.e., Performance) Factor	=	Annual Incentive Payment

Annually, each executive's salary and Gainshare target percentage are determined by the committee for the calendar year. When the executive's paid salary is multiplied by the assigned target percentage, the product is referred to as the participant's "target annual incentive payment" for the year. The Gainshare Factor can range from zero to 2.00 each year, and annual cash incentive payments, therefore, can vary between 0x and 2x the target annual incentive payment amount, depending on our actual performance results for the year.

Throughout the 32-year history of our companywide Gainshare program (including 2024), the final Gainshare Factor has ranged from zero to 2.00 and, over the past 5 years of profitable growth, has ranged from 0.86 to 1.92, with an average of 1.59. These results confirm management's view that our Gainshare program has operated to provide annual cash incentive payments to our employees, including our executive officers, commensurate with our level of achievement.

The committee set the following Gainshare targets for 2024:

Name	2024 Target (Multiple of Salary)
Susan Patricia Griffith	2.50x
John P. Sauerland	1.50
Patrick K. Callahan	1.50
Karen B. Bailo	1.25
John Murphy	1.00

The 2024 target values remained unchanged from 2023 for each NEO, except for Ms. Bailo, who received a 0.25x increase in her target percentage after the committee considered her role, responsibilities, and individual performance.

The Gainshare payout was determined based on the performance of our agency auto, direct auto, special lines, and property business units (collectively, Personal Lines), and Commercial Lines, subject to the following:
- For several years, the products excluded from growth and profitability results (i.e., our umbrella, renters, flood, and business owners' policy) have represented less than 1% of our companywide net premiums earned.
- Beginning in 2022, we included the transportation network company (TNC) business and the business of Progressive Fleet & Specialty (formerly known as The Protective Insurance Corporation and its subsidiaries) in the Commercial Lines' profitability results but excluded the businesses from the average policies in force calculations since the policies for these businesses often include multiple vehicles.

- Beginning in 2023, both the Commercial Lines and property products were subject to new profitability thresholds such that if the combined ratio of the applicable business unit in its entirety equaled or exceeded 100.0, the Gainshare Factor for that business unit would be 0.00.
- Beginning in 2023, the property business was split into two matrices, weighted by premium, in light of our focus on improving profitability and reducing our concentration and exposure in more volatile weather-related markets.

Focusing on performance at the product level was consistent with management's approach to evaluating our operations. We used the average number of policies in force to measure growth for each of those products, which represents the average of all policies under which coverage was in effect as of the end of each month during the year. The combined ratio represents the profitability of our insurance operations.

The Gainshare Factor for 2024 was 1.78 out of a possible 2.00 and all Gainshare payments for the NEOs are reported in the "Executive Compensation – Summary Compensation Table" as "Non-Equity Incentive Plan Compensation."

Our 2024 Gainshare plan evaluated the growth and profitability of each of our businesses separately and determined a score between zero and 2.00 for each business. The individual scores were calculated based on a matrix that was approved by the committee at the beginning of the year that contemplated several profit and growth scenarios. Each matrix was built by anchoring the 1.00 score at the established profitability target for the line of business, along with an aggressive growth goal when compared to historical industry growth rates. Each possible combination of growth and profitability would produce a score, and a score at or near 1.00 could be earned with a variety of other growth and profitability combinations; that is, if growth was below expectations, a 1.00 could still be achieved if profitability increased and, likewise, a moderate decrease in profitability could be offset by higher growth to generate a score around 1.00.

The nature of the Gainshare program and the measures that we use were relatively unchanged over the past several years. Although we review the interplay of profitability and growth levels for each business unit matrix annually, any changes are more in the nature of refinements based on market trends and internal expectations. Because the goals are relatively consistent over time and represent management's expectations and goals on a business unit level, we believe that our competitors could glean valuable information about our current operations, strategies, and operating goals if we were to disclose the performance goals in greater detail, even for the previous fiscal year. We therefore believe that the specific goals for our current and prior fiscal years constitute competitive information, which, if disclosed, would harm our competitive position and that our current level of disclosure regarding performance goals and actual performance levels is appropriate and is in the best interests of our shareholders.

The following table presents the overall 2024 growth and profitability data for the individual core business units that contributed to the 1.78 Gainshare Factor:

Business Unit	Combined Ratio	Increase in Policies in Force (%)[3]
Agency auto	86.1	9%
Direct auto	89.7	15
Special lines[1]	—	8
Property[2]	98.3	7
Commercial Lines[2]	89.4	< 1

[1] Consistent with the presentation of the combined ratio at the product level in our public reports, the combined ratio results for our special lines business are not presented separately and, instead, are included in either the agency or direct results, depending on whether the underlying policy was written through agents/brokers or directly by us.

[2] Represents the combined results of the product or segment, consistent with our public reports.

[3] Based on average policies in force outstanding during the year and, for agency and direct, represents auto policies in force only.

Using the actual performance results for the year and the Gainshare matrices discussed above, we determined the performance score for each core business unit, weighted those scores based on each business unit's relative contribution to overall net premiums earned, and then added the weighted scores to determine the Gainshare Factor, as follows:

Matrix	Performance Score	Weighting Factor (%)	Weighted Performance Score
Agency auto	2.00	33.99%	0.68
Direct auto	2.00	42.83	0.86
Special lines	2.00	4.24	0.08
Property – growth[1]	0.00	1.91	0.00
Property – limited[2]	0.00	1.94	0.00
Commercial Lines	1.03	15.09	0.16
Gainshare Factor		100.00	1.78

[1] Results for the portion of our property business focused on growth in less volatile weather-related markets.

[2] Results for the portion of our property business focused on limiting growth in more volatile weather-related markets.

As depicted in the table above, each of agency auto, direct auto, and special lines achieved the maximum score of 2.00. These results reflect solid growth and profitability in these products. For property products, both matrices had a score of zero as we did not achieve our underwriting profitability targets for these business units. Commercial Lines experienced strong profitability and relatively flat policies in force growth, reflected by its slightly above target 1.03 score.

Under the Gainshare calculations, average policies in force for the included products grew by 11%. Along with this unit growth, during 2024, companywide net premiums written and earned grew 21%, at an 88.8 combined ratio.

We believe that the resulting 1.78 Gainshare Factor was an appropriate and reasonable outcome based on the overall profitability and growth achieved in 2024. The fact that the 2024 Gainshare Factor was higher than our average factor for the past 5 years of 1.59 further demonstrates our strong pay-for-performance alignment in our Gainshare program.

Additional Comments Regarding 2024 Compensation Decisions

Consistent with our compensation philosophy and history with respect to executive compensation, the committee granted a large proportion of each NEO's compensation in the form of performance-based compensation, including equity compensation. In this way, overall compensation for these individuals is competitive, while providing the opportunity to earn above-market median compensation if and when justified by the company's performance and our stock price, which aligns the interests of these individuals with those of shareholders. It should be noted, however, that the ultimate value of these awards remains dependent on our achievement of applicable performance goals and the value of our common shares at the time of vesting of restricted stock unit awards. Thus, for each NEO, a substantial portion of the compensation used to establish the NEO's potential percentile position compared to market, and the value of those awards, will remain at risk for years before it is earned, and some of the restricted stock unit awards in fact may never vest. See "Pay Versus Performance" for additional information regarding the change in fair value of these awards until they vest.

Chief Executive Officer   As has been the case in prior years, Mrs. Griffith's salary amount remained well below the 50th percentile of approximately $1.45 million for CEO salaries reflected in the market data reviewed by the committee. After honoring Mrs. Griffith's previous requests that her target compensation for 2020 through 2022 remain the same, in 2023 the committee revised the allocation of her annual equity awards to increase the amount granted as performance-based awards and decrease the amount granted as time-based awards. For 2024, the committee increased her salary by 5% and maintained her equity award allocation. The committee determined this would continue to provide Mrs. Griffith with compensation at an appropriate level, while retaining significantly performance-based compensation in order to align her interests with those of our shareholders. The committee believed this pay package was consistent with the company's compensation philosophy and presented an appropriate pay package that is largely performance-based.

The result of these determinations for 2024 was that, despite her below-median salary and target cash incentive, Mrs. Griffith continues to have the potential to earn total compensation significantly above the median if the company performs exceptionally well over the various performance periods related to her compensation granted in 2024. If Mrs. Griffith were to have received a cash incentive payment based on a 1.00 Gainshare Factor and her annual performance-based restricted stock unit awards were to vest at their target amounts, her total annual compensation would be just below the 25th percentile for CEOs. However, her annual compensation would be above the 75th percentile if all performance-based compensation, cash and equity, payouts were at the maximum performance level.

Other Current Named Executive Officers Market comparison information is only one of a number of factors considered by the committee in setting compensation each year, along with other factors such as the length of the executive's experience in the specific job, the nature of the job held and related responsibilities, individual performance, expected future contributions, the reliability of the comparison data, and our business needs. However, we present comparison data here for the shareholders' information (see "– Procedures and Policies – Compensation Comparisons" for further information on our market comparison process).

Assuming that cash incentives had paid out at a 1.00 performance factor for the year and annual performance-based equity also were to vest at the target 1.00 factor, Mr. Sauerland would receive total compensation for 2024 slightly below the 25th percentile level reflected in the market data reviewed by the committee, Ms. Bailo and Mr. Callahan would receive total compensation between the 50th and 75th percentile level, and Mr. Murphy would receive total

compensation above the 75th percentile. In the event that all of their annual incentive-based compensation were to pay out at their maximum level, the total compensation for Mr. Callahan, Ms. Bailo, and Mr. Murphy it would be above the 75th percentile, while Mr. Sauerland's would remain below the 75th percentile.

Changes for 2025

While the basic structure of the 2025 annual compensation for the NEOs approved by the committee in the fourth quarter of 2024 and first quarter of 2025 was consistent with 2024, after a review of market data and individual executive performance, Mrs. Griffith received a 4.8% salary increase, and the other NEOs received salary increases between 2.9% and 5.5%.

OTHER ELEMENTS OF COMPENSATION

Perquisites

We provide perquisites to our executives only when the Board or the committee determines that such benefits are in the interests of Progressive and our shareholders. We own an aircraft that is used primarily for the CEO's and other executive officers' business travel. At the request of the Board, Mrs. Griffith is permitted to use the company aircraft for her personal travel and that of her spouse and children. Such personal use of the aircraft constitutes a perquisite and is provided to enhance the CEO and her family's personal security and the confidentiality of their travel. During 2024, we incurred approximately $168,041 in incremental costs as a result of Mrs. Griffith's personal use of the aircraft. Such personal trips by the CEO also result in taxable income being imputed as required under IRS regulations, and Mrs. Griffith is responsible for paying the taxes on such income without further contribution or reimbursement from the company. Other executives and guests may occasionally accompany the CEO on personal trips, at the CEO's discretion.

Mrs. Griffith is also provided with a company-leased vehicle and a driver for business needs to facilitate transportation to and among our headquarters and many other local facilities, and to allow her to use that travel time for work purposes. To the extent that the CEO uses the company car for personal use, she receives a perquisite.

See the "All Other Compensation" column of "Executive Compensation – Summary Compensation Table" and related footnote for additional information concerning perquisites.

Deferral Arrangements

NEOs and certain other senior level employees are given the opportunity to defer the receipt of annual cash incentive payments and annual equity awards under our Executive Deferred Compensation Plan (EDCP). This deferral mechanism allows NEOs to delay receipt of cash incentives or the vesting of equity awards that have been earned in full and otherwise would have been received as of a specific date. The EDCP is made available to executives in order to keep our executive compensation program competitive and also allow executives to manage their receipt of compensation to better fit their life circumstances, including their individual financial and tax planning objectives. We do not contribute additional amounts to a participant's deferral account, either in the year of deferral or in future years. We also do not guarantee a specific investment return to participants in this plan.

Deferred amounts are deemed to be invested in specific investments selected by the participant, which includes an option to invest in Progressive common shares. Deferrals of outstanding equity awards are currently required to be invested in Progressive common shares throughout the deferral period. The value of each participant's deferred account thus varies based on the participant's investment choices and market factors. Deferred amounts are at risk and may decrease in value if Progressive common shares or the other investments selected by the participant do not perform well during the deferral period. Additional details concerning this plan, including the NEOs' respective holdings in the plan, can be found under "Executive Compensation – Nonqualified Deferred Compensation."

Retirement

We do not provide pension benefits or supplemental retirement benefits to our NEOs. NEOs are eligible to participate in our 401(k) plan on the same terms and conditions available to all other regular employees, subject to limitations under applicable law. Also, upon leaving the company, the NEO may receive a payout of unused paid time off and, where legally required, paid sick leave, subject to limitations applicable to all employees.

We do not provide other payments or benefits to executives related to retirement or eligibility for retirement other than with respect to equity awards. Our NEOs, along with all other equity award recipients, are eligible for "qualified retirement" (also referred to as "Rule of 70") treatment under the equity plans applicable to our awards.

If an NEO retires after satisfying the Rule of 70 requirements (age 55 with at least 15 years of service

or age 60 with at least 10 years of service) and remained employed through the end of 2024:

- 100% of their 2024 time-based award will vest; and
- the NEO will retain 100% of the applicable performance-based award, which will vest if, when and to the extent that the applicable performance measures and any profitability requirement, are achieved.

For additional information regarding retirement benefits under earlier equity awards, see "Executive Compensation – Potential Payments Upon Termination or Change in Control."

As discussed in the preceding section, an executive who elects to participate in our deferral arrangements may be entitled to receive post-employment distributions from the EDCP. See "Executive Compensation – Potential Payments Upon Termination or Change in Control – Other Termination Provisions Under Equity Plans."

The qualified retirement provisions are intended to provide a benefit for long-tenured employees. Mrs. Griffith, Mr. Sauerland, Ms. Bailo, and Mr. Murphy satisfied the Rule of 70 requirements for a qualified retirement. See "Executive Compensation – Potential Payments Upon Termination or Change in Control – Qualified Retirement Provisions Under Equity Plans" for additional information.

Severance and Change-in-Control Arrangements

Severance and change-in-control arrangements are intended to provide compensation and a fair financial transition for eligible employees (including the NEOs) when an adverse change in their employment situation is required due to company needs or upon the occurrence of certain unexpected corporate events, and to recognize past contributions by those executives, who are typically long-tenured employees. These arrangements allow executives to focus on the company's performance, and not on their personal financial situation, in the face of uncertain or difficult times or events beyond their control. Each of these programs is discussed in more detail under "Executive Compensation – Potential Payments Upon Termination or Change in Control."

Severance Our executive separation allowance plan (ESAP) provides executives with well-defined financial payments if the executive's employment is terminated for any reason other than resignation (including retirement), death, disability, leave of absence, or discharge for cause, if certain conditions are satisfied. Based on tenure with us, for each of our NEOs, the severance payment would equal three times the executive's salary (i.e., excluding cash incentives and equity awards) at the time of termination, plus medical, dental, and vision benefits for up to 18 months at regular employee costs, and outplacement services following termination. These benefits are payable to the NEOs upon any qualifying separation from the company, whether in a change-in-control situation or otherwise.

In addition, if a change in control occurs and an NEO terminates employment within 24 months following the change in control for "good reason," then the NEO will be entitled to receive the same severance benefits described above as though they had been terminated by the company.

We believe that this level of severance payment for each of our NEOs (a maximum of three times the NEO's salary) is reasonable. The severance payments do not take into account or include the value of cash incentives or equity-based awards in determining the executive's severance payment, which substantially limits the amount of the severance payment when compared with severance plans offered by many other companies. In addition, an executive who qualifies for a severance payment under this plan does not receive accelerated vesting of equity awards (although those awards may vest (or partially vest) separately under the applicable equity plan if the executive is eligible for a qualified retirement, discussed above, or in a change-in-control scenario, as discussed immediately below). Finally, executives will not receive any tax "gross-up" payment to compensate them for any taxes they may owe in connection with a severance payment. Management and the committee accordingly believe that the severance rights provide the NEOs with a fair, but not excessive, financial transition when an executive is asked to leave the company.

The dollar values of benefits that would be payable to NEOs upon a qualifying termination under our severance plan are summarized under "Executive Compensation – Potential Payments Upon Termination or Change in Control."

Change-in-Control Benefits Under Equity Plans The provisions of our equity plans applicable to our awards are summarized below. Additional details regarding these provisions can be found under "Executive Compensation – Potential Payments Upon Termination or Change in Control – Change-in-Control Provisions Under Equity Plan."

Both plans have a "double-trigger" change-in-control provision. Unless the committee determines otherwise at the time of grant of an award, no acceleration or payment will occur with respect to any outstanding award upon a change in control if the outstanding

award is honored, assumed, or replaced with a new right that complies with the requirements of the change-in-control provisions in the applicable plan, including providing substantially identical terms and substantially equivalent economic terms. Any honored, assumed, or replacement award will be subject to accelerated vesting after the change in control if, within 24 months after the change in control, the individual is terminated by the surviving entity other than for cause (as defined in each plan) or the individual terminates employment for good reason. If vesting is accelerated, performance-based awards will be considered to be earned at the higher of target (if applicable) or a multiple based on the level of achievement through the termination date, if determinable.

If the awards are not honored, assumed, or replaced, as described above, they will vest immediately prior to the change in control and each restricted stock unit award will be cancelled in exchange for an amount equal to the fair market value of the common shares covered by the award, with any performance-based awards deemed to have been earned in full at the higher of target or a multiple of target based on the level of achievement through the date of the change in control, if determinable.

Death
If an NEO is employed through the end of the calendar year in which the grant is made, the time-based award will vest 100% if the NEO dies; and with respect to performance-based awards, if the NEO dies (i) before the end of the performance period, then the award will vest at 100% of target; or (ii) after the end of the performance period, then the award will remain outstanding and will vest if, when, and to the extent that the performance measures are achieved. For additional information regarding death benefits under earlier equity awards, see "Executive Compensation – Potential Payments Upon Termination or Change in Control."

Health and Welfare Benefits
NEOs are also eligible to participate in our health and welfare plans, including medical and dental benefits, a 401(k) savings plan (with matching contributions by the company up to a specified annual limit), and a limited life insurance benefit (with the ability to purchase additional coverage without company contribution), among other benefits. These plans are available on the same basis to all of our regular employees who satisfy minimum eligibility requirements.

PROCEDURES AND POLICIES

Annual Compensation and Talent Committee Decisions

The committee makes all final determinations regarding executive officer compensation, including salary and equity and non-equity incentive compensation targets and performance goals. Committee decisions on annual executive compensation for 2024 were made in the fourth quarter of 2023, after considering each executive's role and responsibilities, performance evaluations, their tenure and experience in their current role, their future potential, our business needs, recommendations presented by management, compensation data from comparable companies obtained from management's compensation consultant and other third parties, and analyses performed by our compensation department and/or consultants. Our CEO participates in certain committee meetings to discuss significant compensation issues with the committee or to provide recommendations to the committee regarding the compensation of other executive officers. The committee's executive compensation decisions thus represent the culmination of extensive analysis and discussion between the committee and management, including our CEO, our Chief Human Resources Officer, and members of our compensation and law departments. The committee routinely reports to the full Board on compensation and other human capital management matters, including talent management, generally after each regularly scheduled committee meeting.

The committee delegates to management the day-to-day implementation of compensation programs for employees who are not executive officers, subject to the terms of plans approved by the committee or the Board. Generally, however, we seek to offer a consistent compensation program across our company, and as a result, determinations made by the committee on executive compensation, such as performance goals under our Gainshare program, generally apply to other employees as well. The committee has the authority under its charter to hire its own compensation consultants and legal advisors, at our expense. During 2024, the committee retained Semler Brossy to advise the committee with respect to certain aspects of executive officer and director compensation, including advising on the use of comparative publicly held companies, and to provide regular updates to the committee on general market and industry trends in executive compensation.

Compensation Comparisons

Our executive compensation program is market-based and is designed to be competitive with other compensation opportunities available to executives. However, compensation comparisons alone do not drive the committee's decisions, which result from a number of factors described above that can be different for individual executives, can vary from year to year, and include a number of qualitative and quantitative judgments. Compensation comparisons are one factor in this analysis.

For annual compensation decisions, the following executive compensation survey data and statistical analyses, provided by management's compensation consultant, Pay Governance LLC, were used for Mrs. Griffith and Mr. Sauerland:

- Proxy statement data for 15 publicly held insurance and financial services companies with comparable revenues between $28.4 billion and $156.6 billion; and
- Survey data published by Willis Towers Watson and Radford Global Compensation Database of companies with revenues greater than $20.0 billion.

The proxy statement data in the first category above included publicly held insurance and financial service companies, which represent potential competitors for our executive talent. We included companies with comparable total revenues, rather than total assets, due to significant asset size differences between insurance companies writing different types of insurance products. Prior to 2023, we used a group of companies in this first category in addition to a group of companies within close proximity to Progressive on the Fortune 500 list. In 2023, the committee engaged Semler Brossy to work with management to develop an updated peer group. In October 2023, the committee approved the use of a single peer group and an updated group of companies in the first category that is comprised of a blend of the insurance and financial services industries. For 2024, the companies in this category are listed below in descending order according to total revenue for 2023.

Elevance Health, Inc.
Centene Corporation
Humana Inc.
Bank of America
Wells Fargo & Company
Citigroup Inc.
MetLife, Inc.
The Progressive Corporation
American Express Company
The Allstate Corporation
Prudential Financial, Inc.
Chubb Limited
American International Group, Inc.
The Travelers Companies, Inc.
Capital One Financial Corporation
Molina Healthcare, Inc.

The survey data in the second category included a large number of companies from many industries. We segment survey data based on company revenues and not total assets, given significant differences in asset requirements across various industries. Further, we do not generally recruit senior management level talent from other insurance companies, and our executives have employment opportunities with companies doing business in a variety of industries. As a result, we view the broad range of companies to be an appropriate reflection of the marketplace for the services of our executives.

With respect to Mr. Callahan, Ms. Bailo, and Mr. Murphy, survey data was used because proxy statement data is not as readily available for these positions. For Mr. Callahan, our Personal Lines President, and Ms. Bailo, our Commercial Lines President, survey data published by Willis Towers Watson and Radford Global Compensation Database, which included public companies with revenue scopes similar to these business units was used. The comparison for Mr. Murphy, our Claims President, was obtained from survey data published by Mercer PCICS, which included property and casualty claims executives at other insurance companies with direct written premium greater than $10 billion.

In evaluating the data from these groups, we do not focus on the identity of any individual company, but are interested in the aggregate data and the range of pay. All compensation comparisons referred to in this report are based on the data for these comparison groups. The comparisons were provided to the committee in November 2023 and supported their discussions regarding 2024 compensation decisions for the NEOs.

Use of "Tally Sheets"
When the committee is considering annual compensation decisions for the NEOs, the committee is provided with information showing, for each NEO, the total target and maximum compensation (salary, annual cash incentive potential, and equity-based award values) proposed to be awarded to such executive for the upcoming year, along with tally sheets for each NEO summarizing recent total target and realized compensation, providing details with respect to outstanding equity awards and share ownership. These tally sheets are used by the committee to review each NEO's current compensation level and to enable meaningful comparisons to the compensation paid to similar executives at comparable companies. This is one way that the committee monitors and assesses the reasonableness of its annual compensation decisions for each NEO.

In addition, at least annually, the committee reviews summaries of the potential payments that would be made to each NEO upon the occurrence of various events, such as termination, retirement, or a change in control. These tally sheets allow the committee to see all of the potential payouts that the NEO could be eligible to receive in addition to annual compensation awards. Such payouts may arise from a number of sources, depending on the event triggering the payments, including: the executive's prior service and earnings (such as distributions from deferral accounts); payments triggered by an employment termination (severance); or an acceleration of a vesting event that otherwise would not have occurred, if at all, until a future date (for example, a "change in control"). The committee thus is able to understand and monitor the amount of such potential payouts in each scenario, and to distinguish the source of individual components of such payouts.

To the extent that these payments arise from an NEO's prior earnings (such as distributions from deferral accounts), the committee generally does not factor those payments into compensation decisions, since those amounts were previously earned in full by the executive, the value of the account has increased or decreased over time based on their investment elections, and we have made no subsequent contributions to increase the value of these accounts. To the extent that these payments arise from performance measures established in prior years, the committee generally does not view such payments negatively either, since the amount and timing is dependent on whether and when the company achieves the stated performance goals and the executive's services that helped lead to the achievements. Potential severance payments and acceleration events, on the other hand, are monitored by the committee to ensure that they are reasonable and appropriate in the applicable scenarios.

Internal Pay Equity; Wealth Accumulation
We do not use "internal pay equity" or "wealth accumulation" analyses to limit compensation paid to the CEO or other NEOs. Such systems typically put a ceiling on part or all of an executive's compensation based on considerations such as the amount of compensation paid to another executive or employee or the value of awards previously made to the executive in question. Management and the committee believe that these types of limitations are not an appropriate way to make compensation decisions for our executives and would be contrary to the interests of the company and

our shareholders. Instead, our focus is to make appropriate executive compensation decisions annually, so that executives are paid at competitive levels with a significant "at-risk," performance-based component that is commensurate with the executive's responsibilities.

No Tax "Gross-Up" Payments

We do not provide tax gross-up payments in connection with an executive officer's compensation, severance, change-in-control payments, perquisites, or other benefits provided by us. Minor exceptions to this rule may arise under terms that apply to all of our employees; for example, any employee, including an executive officer, who receives taxable benefits from us under our relocation program is entitled to receive payments to defray the related tax obligation.

Effect of Any Future Financial Restatement; Recoupment

The terms of our cash incentive programs and performance-based equity awards allow us to recoup payments and vested awards from our executive officers, including our NEOs, pursuant to our Dodd-Frank Clawback Policy, as defined below, and other recoupment provisions in a number of instances related to the restatement of applicable operating or financial results. For additional information concerning these recoupment rights, including limitations on those rights, see "Clawback Provisions" below.

Clawback Provisions

Our Board of Directors adopted a clawback policy in accordance with applicable SEC and NYSE rules (the "Dodd-Frank Clawback Policy"). The Dodd-Frank Clawback Policy requires us to recover incentive-based compensation awarded to our current and former executive officers resulting from erroneously reported financial information in the event that we are required to prepare an accounting restatement. For several years, our cash and equity incentive plans have included, and will continue to include language that incorporates the Dodd-Frank Clawback Policy into them.

Additionally, our equity and cash incentive plans each include one or more provisions that permit recoupment of performance-based compensation when a specified event occurs or an executive officer engages in specified conduct. If our operating or financial results used to calculate a payment or vesting factor are restated within three years of the payment or vesting, and the payment, or amount of common shares delivered at vesting, was inflated as a result of the incorrect results, we can recoup from the NEO the

inflated portion of the payment or common shares delivered (or equivalent value). If an executive officer engaged in fraud or other misconduct that led to a restatement of operating or financial results, we can recoup from them the entire payment or value of common shares delivered at vesting, plus interest and collection costs, even if the restatement occurred more than three years after the payment or vesting event.

In addition to provisions in our equity plans, our equity awards also address conduct that results in reputational harm. If an executive officer engages in a "disqualifying activity," they forfeit all outstanding equity awards (time-based and performance-based) held at the time the activity began. If an equity award vests after the conduct began but before we become aware of it, we can recoup the vested award. Among conduct that constitutes a "disqualifying activity" is conduct that is materially detrimental to our reputation or that is a material violation of our Code of Conduct.

Equity Ownership Guidelines for Executives

Our Corporate Governance Guidelines (Guidelines) provide equity ownership expectations for our CEO and NEOs.

Within five years after becoming our CEO and at all times while serving as CEO thereafter, the CEO must acquire and hold Progressive common shares (or equivalent interests) with a minimum value of six times the CEO's salary. For the purpose of this calculation, the CEO can count shares held in our 401(k) plan and share equivalent units held in our EDCP, but cannot count any unvested restricted stock units.

All of the other NEOs are expected to hold meaningful amounts of Progressive equity at levels that their respective compensation and financial circumstances permit. To support this goal, each of these executive's annual compensation is heavily weighted towards equity compensation. As a result, within five years of becoming an executive officer, each of these executives is expected to hold Progressive common shares or equivalent units with a minimum value of three times the NEO's salary. For this calculation, the NEO receives credit for shares in our 401(k) plan, share equivalent units held in our EDCP and unvested time-based restricted stock units. The NEO cannot count any unvested performance-based restricted stock units.

Management and the committee believe that equity holdings under these guidelines appropriately ensure that the interests of management will be aligned with those of our shareholders.

As of January 31, 2025, Mrs. Griffith and each of the other NEOs satisfied the applicable guideline. As of this date:

- Mrs. Griffith directly owned shares valued at 115x salary, well in excess of the 6x required by our Guidelines (which excludes all unvested equity awards).
- Each of the NEOs owned shares valued at 3x salary or more (including unvested time-based equity awards).

Prohibitions on Derivatives and Hedging Transactions

Under our Insider Trading Policy, our executive officers, directors, and other employees designated as "Insiders" (Insiders), are prohibited from making any "short sales" of our common shares and from purchasing, selling, or writing exchange-traded or over-the-counter options (including puts and calls) on our common shares. Our executive officers, directors and Insiders are also prohibited from entering into any transaction in derivatives or other instruments that are based on or relate to our common shares or any other Progressive security and from buying, selling, or trading any financial instrument (such as a variable forward contract, equity swap, credit default swap, collar, or exchange fund), or initiating or participating in any other transaction that is designed or intended to hedge against, or profit from, a decrease in the market value of our common shares or any other Progressive security.

Prohibition on Pledges

Under our Insider Trading Policy, our executive officers, directors, and Insiders are prohibited from pledging their Progressive common shares as collateral for any loan, including a margin loan. We are not aware of any pledge of Progressive common shares by a director or executive officer.

Timing of Annual Equity Awards

We expect that, consistent with our actions for many years, annual equity awards will be made in March of each year, unless a legal or plan requirement causes us to adopt a change for a specific year. March is considered appropriate for annual awards because it follows shortly after annual performance evaluations and salary adjustments for executives and other equity eligible employees, thus providing an administratively convenient time to calculate the awards and communicate them to the recipients. In addition, the timing in March follows the publication of our annual report for the prior year and, typically, the publication

of our financial results for the first two months of the year, ensuring that up-to-date public information concerning the company is available in the marketplace at that time. Historically, interim awards generally have been made to an executive officer at the time of appointment to or promotion within the executive team or in a few instances when the committee deemed a special award to be appropriate; any such interim or special award to an executive officer would require the approval of the committee.

RELATED CONSIDERATIONS

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code limits to $1 million per year (the deduction limit) the deduction allowed for federal income tax purposes for compensation paid to "covered employees." That term includes the chief executive officer, the chief financial officer, and the three other most highly compensated executives, and any individual who meets the definition of "covered employee" in 2018 or any later tax year. Each of the NEOs is now a covered employee and Progressive will not be able to deduct any compensation paid to them for any taxable year in excess of $1 million. In 2024, compensation that did not qualify exceeded the deduction limit by $96 million, including $48 million related to Mrs. Griffith's compensation.

The committee has not discontinued or changed any component of the compensation program that has a potential negative impact under Section 162(m), since it believes that the overall program is appropriate and in the interests of shareholders.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code sets forth requirements for non-qualified deferred compensation arrangements. These requirements apply to deferrals of compensation earned or vested after 2004. If deferrals do not comply with the requirements, the amount deferred is immediately included in the individual's taxable income, and the individual is subject to an additional 20% tax plus interest, even if the actual payment of value to the individual might be delayed for years under the applicable plan or award. We seek to draft our compensation plans in a manner that provides an exemption from Section 409A or complies with Section 409A requirements.

COMPENSATION COMMITTEE REPORT

The following Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Progressive filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Progressive specifically incorporates this Report by reference therein.

The Compensation and Talent Committee of the Board of Directors of The Progressive Corporation has reviewed and discussed with Progressive's management the Compensation Discussion and Analysis set forth above. Based on the review and discussions noted above, the Compensation and Talent Committee recommended to the Board that the Compensation Discussion and Analysis be included in Progressive's Proxy Statement for 2025, and incorporated by reference into Progressive's Annual Report on Form 10-K for the year ended December 31, 2024.

COMPENSATION AND TALENT COMMITTEE
Roger N. Farah, *Chair*
Pamela J. Craig
Barbara R. Snyder

COMPENSATION PROGRAMS AND RISK MANAGEMENT

We believe that our compensation plans and incentives are designed so that employees are not encouraged to take inappropriate risks. We also believe our compensation plans include appropriate risk control mechanisms, along with the applicable profit margin, growth, or other performance goals. The criteria used to calculate annual cash incentive payments under our Gainshare program, as well as the goals under our performance-based equity awards that measure insurance results, reward the achievement of challenging growth goals, but only if our profitability is within specified levels. Under our Gainshare program, moreover, these performance measures are applied on a companywide basis, ensuring that all of our employees are motivated to pursue the same strategic goals.

In addition, we have an annual cash incentive program for our investment professionals (including our Chief Investment Officer), who actively manage our fixed-income portfolio. The primary constraints on the risks inherent in our fixed-income portfolio are our internal investment guidelines relating to credit quality, duration, issuer concentration, and other parameters, which are approved by the Board's Investment and Capital Committee. Within this framework, our annual cash incentive plan compares the total return of our fixed-income portfolio against the results achieved by comparable firms in an investment benchmark for the current year and over the trailing three-year period to determine an indicated performance score. The Compensation and Talent Committee, in its discretion, can accept the indicated performance factor, or increase or decrease it, based on its evaluation of our fixed-income investment performance for the year; annual incentive payments for our investment professionals are then adjusted accordingly. We believe that this combination of investment guidelines

and one- and three-year performance comparisons, with an overlay of Compensation and Talent Committee discretion to monitor performance and cash incentive results, appropriately addresses the risks attendant to the work of our investment professionals. We also award performance-based equity awards tied to the relative performance of our fixed-income portfolio to our CEO, CFO, Chief Investment Officer, and select portfolio managers. Under these awards, our portfolio's three-year performance is evaluated against the total returns of comparable firms over the same periods, similar to the annual cash incentive plan for our investment professionals described above. We believe that the focus on the three-year results, along with the investment constraints mentioned above, provides appropriate incentives for these executives without creating inappropriate risks.

In addition, our current cash incentive programs and performance-based equity awards allow us to recoup payments and vested awards from executive officers, pursuant to our Dodd-Frank Clawback Policy and other recoupment provisions, if the applicable operating or financial results triggering payments or vesting of the award are later restated, to the extent that such cash incentives or awards would not have been paid out based on the revised operating or financial results. For additional information concerning these recoupment or "clawback" rights and the limitation thereon, see "Compensation Discussion and Analysis – Procedures and Policies – Clawback Provisions."

Based on these considerations, among others, we do not believe that our compensation policies and practices create risks that are likely to have a material adverse effect on the company.

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EXECUTIVE COMPENSATION

The following information sets forth compensation of our named executive officers (NEOs) for 2024: our Chief Executive Officer (CEO); our Chief Financial Officer (CFO); and our three other most highly compensated executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1] ($)	Stock Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Susan Patricia Griffith	2024	$ 1,044,231	$ 10,500,128	$ 4,646,827	$ 186,328	$ 16,377,514
President and Chief Executive	2023	994,231	10,000,106	4,424,327	217,954	15,636,618
Officer	2022	950,000	9,500,203	2,042,501	256,122	12,748,826
John P. Sauerland	2024	730,962	2,756,443	1,951,667	12,000	5,451,072
Vice President and Chief Financial	2023	697,115	2,625,224	1,861,298	12,000	5,195,637
Officer	2022	672,116	2,531,445	867,029	12,000	4,082,590
Patrick K. Callahan	2024	676,539	2,550,336	1,806,357	12,000	5,045,232
Personal Lines President	2023	647,115	2,437,619	1,727,798	12,000	4,824,532
	2022	622,115	2,343,838	802,529	12,500	3,780,982
Karen B. Bailo	2024	635,385	1,600,150	1,413,731	12,000	3,661,266
Commercial Lines President	2023	594,231	1,500,148	1,057,731	12,000	3,164,110
	2022	550,000	1,375,024	473,000	12,000	2,410,024
John Murphy	2024	602,116	1,512,817	1,071,766	12,000	3,198,699
Claims President	2023	576,539	1,450,083	1,026,239	12,000	3,064,861
	2022	550,000	1,375,024	473,000	12,750	2,410,774

[1] Amounts may differ from the salary amounts reported in "Compensation Discussion and Analysis – 2024 Decisions and Awards – Salaries" as salary changes are typically implemented in February of each year.

[2] Represents grant date fair value of restricted stock unit awards for each year. Grant date fair value is measured using the closing price of our common stock on the date of grant. With regard to performance-based awards, the grant date fair value represents the target value; however, the ultimate value to the NEO can be higher or lower depending on performance. See "– Outstanding Equity Awards at Fiscal Year-End" for further discussion. The following table represents the value of performance-based awards at grant date assuming the maximum level of performance were to be achieved.

Name	Grant Year	Grant Date Fair Value (Maximum Performance)
Susan Patricia Griffith	2024	$ 23,625,185
	2023	22,000,179
	2022	16,150,367
John P. Sauerland	2024	5,053,513
	2023	4,655,368
	2022	4,489,006
Patrick K. Callahan	2024	4,675,411
	2023	4,469,014
	2022	4,297,017
Karen B. Bailo	2024	2,400,123
	2023	2,250,153
	2022	2,062,535
John Murphy	2024	2,269,123
	2023	2,175,055
	2022	2,062,535

For the terms of awards granted in 2024, see "– Grants of Plan-Based Awards" and "– Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" below. Also, see "Compensation Discussion and Analysis," as well as *Note 9 – Employee Benefit Plans* in our 2024 Annual Report to Shareholders for further discussion of the restricted stock unit awards and our recognition of expense relating to such awards.

[3] For 2024, amounts were earned exclusively under The Progressive Corporation 2024 Gainshare Plan (Gainshare Plan) for all NEOs. Non-equity incentive plan compensation earned by these executives with respect to 2024 was paid (if not deferred by the NEO) in early 2025. Amounts reported include, if applicable, compensation that was deferred under our Executive Deferred Compensation Plan (EDCP). Further discussion of these plans is included in "Compensation Discussion and Analysis," "– Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table," and "– Nonqualified Deferred Compensation."

[4] All Other Compensation for 2024 is comprised of the following:

Name	401(k) Employer Contributions[a]	Perquisites[b]
Susan Patricia Griffith	$12,000	$174,328
John P. Sauerland	12,000	—
Patrick K. Callahan	12,000	—
Karen B. Bailo	12,000	—
John Murphy	12,000	—

[a] Represents employer matching contributions made during 2024 under our 401(k) plan. Amounts contributed are based on level of employee contribution, with a maximum annual employer contribution of $12,000.

[b] Includes $168,041 in incremental costs for Mrs. Griffith's personal use of our company airplane. We calculate incremental costs to include the cost of fuel and oil per flight; trip-related inspections, repairs, and maintenance; crew travel expenses; on-board catering; trip-related flight planning services; landing, parking, and hangar fees; supplies; passenger ground transportation; and other variable costs. Since the airplane is used primarily for business travel, we do not include the fixed costs that do not change based on personal usage, such as pilots' salaries, the depreciation of the airplane, and the cost of maintenance not related to personal trips. In addition, the perquisite amount includes $6,287 in incremental costs attributable to the personal use of a company-leased vehicle by Mrs. Griffith, which is primarily used for commuting to and from work.

GRANTS OF PLAN-BASED AWARDS

The following table summarizes annual cash incentive awards (non-equity incentive plan awards) that were eligible to be earned by our NEOs with respect to 2024 and equity awards granted to our NEOs during 2024. Each restricted stock unit is equivalent in value to one common share.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Equity Awards[2] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Susan Patricia Griffith	NA	0	$2,610,577	$5,221,154				
	3/19/2024					5,110 [3]		$1,050,054
	3/19/2024				0 [4]	45,988 [4]	114,970 [4]	9,450,074
John P. Sauerland	NA	0	1,096,442	2,192,884				
	3/19/2024					3,577 [3]		735,038
	3/19/2024				0 [4]	9,837 [4]	24,593 [4]	2,021,405
Patrick K. Callahan	NA	0	1,014,808	2,029,616				
	3/19/2024					3,310 [3]		680,172
	3/19/2024				0 [4]	9,101 [4]	22,753 [4]	1,870,164
Karen B. Bailo	NA	0	794,231	1,588,462				
	3/19/2024					3,115 [3]		640,101
	3/19/2024				0 [4]	4,672 [4]	11,680 [4]	960,049
John Murphy	NA	0	602,116	1,204,232				
	3/19/2024					2,945 [3]		605,168
	3/19/2024				0 [4]	4,417 [4]	11,043 [4]	907,649

NA = Not applicable

[1] The amount of non-equity incentive plan compensation earned by the NEOs under the Gainshare Plan with respect to 2024 is included in the "– Summary Compensation Table." Further description of both the non-equity and equity incentive plan awards is provided in "Compensation Discussion and Analysis" and in the "– Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table."

[2] Awards were granted under the 2015 Equity Incentive Plan (the 2015 Plan) and are valued at the closing price of our common shares on the applicable date of grant, which was $205.49 for March 19, 2024. The target amount of performance-based restricted stock unit awards granted is used to determine grant date fair value.

[3] Represents the number of shares covered by time-based restricted stock unit awards.

[4] Represents the number of shares covered by performance-based restricted stock unit awards. Except as otherwise noted in this footnote 4, these awards measure growth of our vehicle insurance businesses against each respective market's growth and will vest from 0-250% of the target award, only if and when pre-established performance goals are attained.

As part of their annual awards, Mrs. Griffith received 5,110 units and Mr. Sauerland received 1,610 units in the form of performance-based awards that measure the performance of our fixed-income portfolio returns against a benchmark peer group. These awards can vest from 0-250% of the target award only if and when pre-established performance goals are attained.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

Salary   For 2024, salary comprised approximately 6% of total compensation for Mrs. Griffith, 13% for both Mr. Sauerland and Mr. Callahan, 17% for Ms. Bailo, and 19% for Mr. Murphy. See "Compensation Discussion and Analysis – 2024 Decisions and Awards – Salaries" above for more information.

Equity Incentive Plan Awards   In 2024, all of the equity incentive awards granted to the NEOs were pursuant to our 2015 Plan. We granted both time-based and performance-based restricted stock unit awards to each of the NEOs. Future awards will be granted under the 2024 Equity Incentive Plan (2024 Plan).

Restricted stock units entitle the holder to receive, upon the satisfaction of all requirements for vesting and the lapse of any other restrictions, one Progressive common share in exchange for each unit vesting. Units do not have voting rights, but are entitled to dividend equivalent payments at the same rate and time that dividends are paid to holders of our common shares; those dividend equivalent payments are reinvested into additional restricted stock units, which will vest only if, when, and to the extent that the underlying restricted stock unit vests.

During March 2024, each of the NEOs received a time-based restricted stock unit award. These time-based awards are scheduled to vest in equal installments in January of 2027, 2028, and 2029, provided that the executive remains an employee through that time, except for NEOs that satisfy the qualified retirement provisions under the 2015 Plan, in which case the awards will vest upon retirement to the extent the NEO was employed through the end of the calendar year the award was granted. The Compensation and Talent Committee also granted annual performance-based awards to these NEOs in March 2024, which were tied to the operating performance of our insurance businesses. Mrs. Griffith and Mr. Sauerland also received an additional performance-based award tied to the performance of our fixed-income investment portfolio, as further described below.

For the performance-based restricted stock unit awards tied to the operating performance of our insurance businesses, the awards have a performance goal that compares our growth to industry growth over the performance period (2024 through 2026) and includes a restriction on vesting based on a profitability requirement. For the performance-based restricted stock unit awards

tied to the performance of our fixed-income portfolio, the awards have a performance goal that measures the return of our fixed-income portfolio, which is actively managed by our investment professionals, over a three-year period (2024 through 2026), against the returns of a set of comparable investment firms.

All restricted stock unit awards granted during 2024 are subject to potentially accelerated vesting pursuant to the "change in control" provisions in the 2015 Plan. See "– Potential Payments Upon Termination or Change in Control" for further discussion of these plan provisions.

Non-Equity Incentive Compensation   For 2024, non-equity incentive compensation for the NEOs was available under the 2024 Gainshare Plan. Amounts earned under this plan are included as Non-Equity Incentive Plan Compensation in the "– Summary Compensation Table."

Under the Gainshare Plan, the Gainshare Factor was determined for all NEOs after the end of the year based on our actual operating performance for that year, when compared to objective criteria previously established by the Compensation and Talent Committee in the first quarter of the year. Each executive's incentive payment would equal the target Gainshare amount if the applicable Gainshare Factor equaled a 1.00 for the year. Each executive had to be employed on November 30th of 2024 to be eligible to receive an incentive payment for the year. Annual incentive payments to all NEOs were paid in February 2025, after the appropriate approvals and certifications were received from the committee.

The Gainshare Factor for the core business units for 2024 was calculated by reference to separate Gainshare matrices established by the committee in the first quarter of the year for each business unit. Each matrix assigned a performance score between zero and 2.00 to various combinations of growth and profitability for the applicable business unit. In 2024, the final Gainshare Factor determined according to these criteria was 1.78. For more information about the target percentages for the NEOs and the calculation of the Gainshare Factor, see "Compensation Discussion and Analysis – 2024 Decisions and Awards – Annual Cash Incentive Payments (Gainshare)."

Clawback Provisions   Performance-based restricted stock unit awards and non-equity incentive payments are subject to recoupment by Progressive in certain circumstances. See "Compensation Discussion and Analysis – Procedures and Policies – Clawback Provisions."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes the unvested restricted equity awards outstanding at December 31, 2024, all of which were granted under our 2015 Plan. The value of the equity awards was calculated using $239.61 per share, the closing price of Progressive common shares on the last business day of 2024.

	Stock or Unit Awards[1]			
Name	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested ($)
Susan Patricia Griffith	68,057	$16,307,138	7,686 [3]	$ 1,841,642
			400,144 [4]	95,878,504
John P. Sauerland	21,591	5,173,420	1,753 [3]	420,036
			92,342 [4]	22,126,067
Patrick K. Callahan	—	—	21,332 [3]	5,111,361
			94,885 [4]	22,735,395
Karen B. Bailo	15,594	3,736,478	2,096 [3]	502,223
			47,066 [4]	11,277,484
John Murphy	17,253	4,133,991	1,213 [3]	290,647
			45,883 [4]	10,994,026

[1] Amounts include restricted stock unit awards and related reinvested dividend equivalent units, which are rounded to a whole unit.

[2] Represents time-based restricted stock unit awards that have been earned under the "qualified retirement" provisions of the 2015 Equity Incentive Plan (see "– Potential Payments Upon Termination or Change in Control – Qualified Retirement Provisions Under Equity Plan"); such shares will vest upon the earlier of the vesting dates defined in the restricted stock unit award agreements (see table below) or the NEO's separation from the company.

[3] Represents time-based restricted stock unit awards for each NEO. The table below presents the applicable vesting dates for those awards (certain events may cause earned but unvested shares to vest earlier; see "– Potential Payments Upon Termination or Change in Control" for further discussion).

Name	1/1/25	1/21/25	1/20/26	1/19/27	1/18/28	1/16/29
Susan Patricia Griffith	15,373	19,613	22,030	12,899	4,123	1,705
John P. Sauerland	3,506	4,550	6,243	4,965	2,886	1,194
Patrick K. Callahan	2,967	4,206	5,777	4,601	2,676	1,105
Karen B. Bailo	2,096	3,215	4,665	4,184	2,490	1,040
John Murphy	2,428	3,595	4,996	4,079	2,385	983

4 The following table presents, as of December 31, 2024, the number of performance-based restricted stock units for each of the NEOs, by year of grant. The number of units shown reflects either the target amount of units, or the maximum number of units for each individual award that comprises the total that can vest, depending on the company's expectations, as described in the applicable note below.

Name	2022	2023	2024
Susan Patricia Griffith	140,423	152,271	107,450
John P. Sauerland	38,664	31,470	22,208
Patrick K. Callahan	39,697	32,405	22,783
Karen B. Bailo	19,054	16,316	11,696
John Murphy	19,054	15,771	11,058

Following are the performance criteria that must be achieved to enable the performance-based restricted stock unit awards to vest for the year of grant indicated. Pursuant to applicable regulations, expectations above the minimum threshold level, but at or below target, are shown at target and expectations of vesting above the target level are shown at the maximum potential vesting.

Type	Measurement Period	Vesting Range	Combined Ratio	Growth Rate Over Base	Reported Value	Expiration Date
Performance versus Market[a]						
2022	1/1/22-12/31/24	0-250%	96	Varies	Max	1/31/2027
2023	1/1/23-12/31/25	0-250%	96	0-3.5%	Max	1/31/2028
2024	1/1/24-12/31/26	0-250%	96	0-3.5%	Max	1/31/2029
Investment[b]						
2022[c]	1/1/22-12/31/24	0-200%	NA	NA	Target	3/15/2025
2023	1/1/23-12/31/25	0-200%	NA	NA	Target	3/15/2026
2024	1/1/24-12/31/26	0-250%	NA	NA	Target	3/15/2027

NA = Not applicable

Note: The vesting provisions for the 2024 awards are discussed in "Compensation Discussion and Analysis – 2024 Decisions and Awards – Equity Awards," and the vesting provisions for the 2022 and 2023 awards (other than actual vesting dates) have the same structure, except that the 2022 Performance versus Market award measures the growth of three business lines (private passenger auto, commercial auto, and homeowners multiple-peril).

[a] At December 31, 2024, the company's expectation for each award is based on our performance through 2024, industry growth rates for the applicable performance period to the extent available, and our estimates of each for the remainder of the performance period.

[b] At December 31, 2024, the company's expectation for each award is based on our performance through 2024, the performance of the peer group during the applicable performance period to the extent available, and our estimates of each for the remainder of the performance period.

[c] This award vested at a factor of 98% out of a possible 200% in February 2025.

OPTION EXERCISES AND STOCK VESTED

The following table summarizes the vesting of restricted stock unit awards during 2024. Vesting values reflect considerable stock appreciation from the date of grant. For example, the stock price at original grant (March 2021) of the performance-based restricted stock units that vested on July 19, 2024, was $90.35 versus a stock price of $221.75 at vesting. The units that vested included reinvested dividend equivalent units valued at various other prices during the performance period; all of those prices were lower than the stock price at vesting. In addition, a vesting factor of 2.42 was achieved under the performance-based restricted stock unit awards that vested on July 19, 2024.

	Stock Awards	
Name	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting ($)
Susan Patricia Griffith	204,728	$43,110,467
John P. Sauerland	53,255	11,257,143
Patrick K. Callahan	49,161	10,444,839
Karen B. Bailo	17,832	3,720,001
John Murphy	23,592	4,858,917

[1] The following table summarizes the number of time-based and/or performance-based restricted stock units, including reinvested dividend equivalent units, that vested on various dates during the year. Our performance-based restricted stock unit awards vested either when the Compensation and Talent Committee certified that the performance criteria were achieved for the awards based on investment performance (March 11, 2024) or when the Compensation and Talent Committee certified that the company's growth exceeded industry growth and also satisfied the predetermined profit requirement for awards based on market performance (July 19, 2024).

Vesting Date	1/2/2024	1/16/2024	3/11/2024	7/19/2024
Value at Vesting	$ 160.52	$ 168.93	$ 196.84	$ 221.75
Type	TB	TB	PB	PB
Name	Performance Factor NA	NA	1.34	2.42
Susan Patricia Griffith	22,174	10,771	14,502	157,281
John P. Sauerland	5,081	2,456	4,466	41,252
Patrick K. Callahan	5,503	2,267	—	41,391
Karen B. Bailo	2,522	1,512	—	13,798
John Murphy	4,456	1,890	—	17,246

NA = Not applicable for time-based awards

TB = Time-based

PB = Performance-based

NONQUALIFIED DEFERRED COMPENSATION

The following table summarizes amounts contributed to, earned within, and distributed from the EDCP during 2024, as well as each NEO's aggregate balance in the EDCP at December 31, 2024. Participation in the EDCP is voluntary; deferral elections are made annually for both non-equity incentive compensation and annual restricted equity awards.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year[1] ($)	Aggregate Earnings (Losses) in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions[2] ($)	Aggregate Balance at Last Fiscal Year End[3] ($)
Susan Patricia Griffith	$ —	$ —	$ 217,199	$ —	$ 1,508,335
John P. Sauerland	—	—	22,359	201,595	—
Patrick K. Callahan	—	—	7,389,041	—	23,046,007
Karen B. Bailo	1,057,731	—	313,533	—	3,921,688
John Murphy	—	—	70,344	—	552,041

[1] Progressive makes no supplemental contributions to the EDCP in the year of deferral or in subsequent years.

[2] Represents scheduled distributions based on the applicable executive's elections made in prior years.

[3] Amounts represent the accumulation of previously deferred non-equity incentive compensation awards or restricted equity awards, both time-based or performance-based, together with earnings on deemed investments. For Mr. Callahan, Ms. Bailo, and Mr. Murphy, the amounts recorded in our "– Summary Compensation Table" for previous years were $2,777,037, $1,530,731, and $443,077, respectively, which represents amounts deferred into the EDCP. A portion of the amounts may have been distributed to these executives; no other NEO had deferred amounts reported in the "– Summary Compensation Table."

The NEOs employed prior to the beginning of a calendar year can defer all or part of the annual cash incentive payments earned under the Gainshare Plan, as well as all of their annual restricted equity awards (but not dividend equivalent units). Amounts equal to the deferred incentive payments or restricted equity awards are credited under the EDCP at the time that the incentive payment otherwise would be paid to the participant or the restricted equity awards otherwise would vest. The plan has 17 mutual funds, as well as Progressive common shares, as deemed investment choices. The participant selects the deemed investment choices for contributions and transfers; however, fund transfers are limited and restricted equity awards granted in or after March 2005 are automatically deemed invested in Progressive common shares until the date of distribution under the plan. We make no matching contributions or additional deposits on behalf of any participant. Any earnings are a result of an executive's deemed investment choices.

We have established an irrevocable grantor trust to provide a source of funds to assist us in meeting our liabilities under the EDCP. To secure our future payment obligations to participants, we deposit amounts equal to deferred cash incentive payments or restricted equity awards into the trust and the trust holds investments equivalent in kind and number to the aggregate deemed investment elections selected by participants. The rights of participants and their beneficiaries under the EDCP are merely unsecured contractual rights against us. Participants have no proprietary rights or interests in the trust's assets, including any securities that are held by the trust, all of which remain subject to the claims of our general creditors. We do not guarantee any specific rate of return to participants who defer amounts into the EDCP. For the year ended December 31, 2024, returns for the EDCP's deemed investment choices, excluding Progressive common shares, ranged from 1.26% to 32.68%.

Distributions from the EDCP are made in accordance with an election made by the participant prior to earning the deferred award. Distributions are made in a lump-sum or in three, five, or ten annual installments, beginning at the earlier of the date selected by the participant or upon termination of employment. For deferrals made after 2004, distributions resulting from termination of employment begin six months after the participant leaves the company. In addition, distributions may be triggered by certain "change in control" events. All distributions are made in cash, with the exception of deferred restricted equity awards granted in or after March 2005, which are distributed in common shares.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table highlights the benefits that generally may be received by our NEOs, as well as other employees who participate in the applicable benefit plans, when certain events occur that result either in termination of employment or a change in control of the company.

If This Triggering Event Occurs:	Potential Payments The Executive is Eligible to Receive[1]:				
		Under Equity Plan			
	Severance Benefits	Change in Control Benefits[2]	Qualified Retirement Benefits	Other Termination Provisions	Payments under EDCP[3]
Involuntary termination (without cause)	✓				✓
Voluntary separation (including nonqualified retirement)				✓	✓
Retirement – qualified (as defined in the plan)[4]			✓		✓
Termination for cause					✓
Change in control, no loss of employment					✓
Change in control and involuntary termination (without cause) or resignation due to a significant job change	✓	✓			✓
Death			✓	✓	✓

[1] This table is intended as a general summary only. This table excludes amounts attributable to any accrued but unpaid base salary, sick leave, and/or paid time off, if applicable. An executive's eligibility to receive any of the benefits outlined in this table may be subject to certain criteria, conditions, or other requirements as set forth in the applicable plan documents or related agreements. See below for additional discussions.

[2] Our 2015 Plan and 2024 Plan (collectively, our equity plans) have a double trigger provision. See "– Change-in-Control Provisions Under Equity Plan" for additional information.

[3] An executive will be entitled to receive payments under the EDCP only if the executive deferred compensation under the EDCP. See "– Nonqualified Deferred Compensation" for additional information.

[4] Under our outstanding equity awards, as discussed below, a "qualified retirement" excludes any termination of employment for cause (as defined in the plans). However, for some awards the same event can be treated as a "qualified retirement" under our equity plans and an involuntary termination without cause under our severance plan.

The significant provisions of our executive separation allowance (severance) plan, as well as the provisions of our equity plans involving "change in control," "qualified retirement," and death benefits, are discussed in more detail below. Payments to be made under our EDCP upon an executive's termination of employment or a "change in control" are discussed under "– Nonqualified Deferred Compensation." We do not provide other benefits that are triggered by an NEO's termination or retirement or by a change in control, except for our 401(k) plan (which is available to all employees) or those required by law (such as postemployment medical insurance coverage under COBRA).

Severance Plan Our executive separation allowance plan is designed to provide executives with well-defined financial payments if we ask the executive to leave under certain circumstances. The plan covers our NEOs, other executive officers, and all other equity-eligible employees.

Among other terms and conditions, we will generally pay a separation allowance (severance) payment to an eligible executive if:
- the executive's employment terminates for reasons other than resignation (including

retirement), death, disability, leave of absence, or discharge for cause (as defined in the plan), or the executive resigns within a specific period of time following any change in the executive's job duties that is deemed significant by Progressive; and
- the employee signs a termination and release agreement as required by the plan.

The amount of the severance payment will vary among employees based on position and years of service. Based on tenure, each of our NEOs would receive severance payments equal to three times the executive's annual base salary only at the time of termination. Cash incentive payments, bonuses, equity awards, perquisites, and other compensation are excluded from the severance calculation. In addition, under the plan, the NEO would be entitled to continue medical, dental, and vision benefits for a period not to exceed 18 months at our cost, except that they would be required to make contributions to the cost of those benefits to the same extent as the executive did prior to termination. The NEO would also be eligible to receive outplacement services following separation with an estimated value of $13,000.

In addition, the plan provides that eligible NEOs will have the right to receive a severance payment in accordance with the formula described above, if after any change in control of Progressive, either:

- the NEO's employment is terminated for reasons other than resignation (including retirement), death, disability, leave of absence, or discharge for cause (as defined in the plan); or
- the NEO resigns due to a job change for "good reason."

This plan defines "change in control" and "good reason" the same as those terms are defined in our equity plans, which are described below.

In the event of a termination of employment of any of our NEOs due to a resignation (including retirement), death, disability, leave of absence, or discharge for cause (as defined in the plan), no separation allowance would be payable under the executive separation allowance plan.

The following table summarizes for each of the NEOs the severance payments that would have been made to the NEOs, and the estimated value of health and welfare benefits for which the NEO would have been eligible, if the executive had separated from Progressive at December 31, 2024, under circumstances requiring payments under the executive separation allowance plan:

Name	Amount of Severance Payment ($)	Estimated Value of Health Benefits ($)
Susan Patricia Griffith	$3,150,000	$28,502
John P. Sauerland	2,205,000	28,502
Patrick K. Callahan	2,040,000	28,502
Karen B. Bailo	1,920,000	24,537
John Murphy	1,815,000	28,502

Change-in-Control Provisions Under Equity Plans
Benefits also may be provided under our equity plans to holders of equity awards, including our NEOs, if a change in control occurs. All equity awards currently held by our NEOs were granted under the 2015 Plan. Future equity awards will be granted under the 2024 Plan.

Our equity plans have a "double-trigger" change-in-control provision. Unless an award provides otherwise, the award will not accelerate or be paid out upon a change in control if the outstanding award is honored, assumed, or replaced with a new right that complies with the terms of the change-in-control provisions in the plans including providing substantially identical terms and substantially equivalent economic terms. If the awards are not honored, assumed, or replaced, as described above, they will vest immediately prior to a change in control and each restricted stock unit award will be cashed out, at fair market value, with any performance-based awards deemed to have been earned at the higher of target or a multiple of target based on the level of achievement through the date of the change in control, if determinable. Any honored, assumed, or replacement award will vest after a change in control if, within 24 months after the change in control, the individual is terminated by the surviving entity other than for cause (as defined in the plan) or the individual terminates employment for good reason. If vesting is accelerated, performance-based awards will be considered to be earned at the higher of target (if applicable) or a multiple based on the level of achievement through the termination date, if determinable.

The definition of "change in control" in our equity plans is intended to satisfy Section 409A of the Internal Revenue Code and is defined as specific transactions or events, generally including (i) shareholder approval of a liquidation or dissolution, (ii) acquisition by an individual, entity, or group of 30% or more of the outstanding common shares or the combined voting power of the outstanding securities entitled to vote in the election of directors, unless specified exceptions are satisfied, (iii) a change in the composition of the Board such that the individuals who constituted the Board as of the applicable plan's effective date cease to constitute at least a majority of the Board (with new directors nominated for election by the Board generally treated as having been a director as of the applicable plan's effective date), or (iv) the consummation of a reorganization, merger, consolidation, asset sale, or similar transaction unless the company's shareholders retain more than 50% of the voting power of the surviving entity, no individual, entity, or group owns 30% or more of the outstanding common shares or the combined voting power of the outstanding securities entitled to vote in the election of directors of the surviving entity, and the company's directors prior to the transaction constitute at least a majority of the board of directors of the surviving entity. "Good reason" involves an adverse employment decision affecting the NEO, such as a significant reduction in their duties or responsibilities, a decrease in their compensation, or a change in office location that would increase their regular commute by greater than 50 miles.

The following table quantifies the amount of each NEO's change-in-control benefits under the 2015 plan, assuming a change in control (within the meaning of the applicable plan) had occurred and the vesting of all outstanding equity awards and payments had been required under the applicable plan on December 31, 2024:

Name	Payments on Unvested Restricted Stock Unit Awards/Total[1] ($)
Susan Patricia Griffith	$59,540,210
John P. Sauerland	15,407,642
Patrick K. Callahan	14,205,518
Karen B. Bailo	8,749,599
John Murphy	8,822,201

[1] Includes time-based and performance-based restricted stock unit awards, plus reinvested dividend equivalent units. Performance-based awards are valued at their target amount.

Qualified Retirement Provisions Under Equity Plans

Our equity plans provide additional benefits in the event an NEO satisfies the Rule of 70 requirements (age 55 with at least 15 years of service or age 60 with at least 10 years of service). These benefits, as well as those related to death and disability, have changed over the past few years based upon the Compensation and Talent Committee's review of applicable market data.

If an NEO remains employed through the end of the calendar year in which the grant is made, when the NEO retires after satisfying the Rule of 70 requirements:

- 100% of the outstanding time-based award will vest; and
- 100% of each unvested performance-based award will be retained and will vest if, when and to the extent that the performance measures are achieved.

The rights conferred by these provisions, among other rights, may be forfeited if the Compensation and Talent Committee determines that prior to vesting the executive has engaged in any "disqualifying activity." See "Compensation Discussion and Analysis – Procedures and Policies – Clawback Provisions."

As of December 31, 2024, Mrs. Griffith, Mr. Sauerland, Ms. Bailo, and Mr. Murphy satisfied the Rule of 70 requirements under our equity plans. Mr. Callahan is expected to become eligible for qualified retirement in 2025. The table below shows the value of each of the eligible executive's retirement benefits if they had retired on December 31, 2024.

The amounts are valued using our closing stock price on December 31, 2024, and include reinvested dividend equivalent units payable when the underlying award vests. For the performance-based equity awards, the amounts disclosed assume that all outstanding awards vest at the maximum factor; however, the actual value depends on whether, and the extent to which, the company achieves the applicable performance goals established at the time each award was made, within the time periods permitted by the award. See the "– Outstanding Equity Awards at Fiscal Year-End" table for more information.

Name	Value of Qualified Retirement Benefits[1] (As of 12/31/2024)	
	Time-Based Equity Awards	Performance-Based Equity Awards at Maximum
Susan Patricia Griffith	$15,081,059	$73,972,985
John P. Sauerland	4,315,267	18,024,849
Karen B. Bailo	2,989,031	8,474,984
John Murphy	3,427,307	8,344,509

[1] Awards granted in 2024 do not become a qualified retirement benefit until January 1, 2025 due to the service requirements discussed above. Had the 2024 awards been eligible for vesting as a qualified retirement benefit on December 31, 2024, the time-based equity awards for Mrs. Griffith, Mr. Sauerland, Ms. Bailo, and Mr. Murphy would have increased by $1,226,061, $858,243, $747,393, and $706,605, respectively. The performance-based equity awards for Mrs. Griffith, Mr. Sauerland, Ms. Bailo, and Mr. Murphy would have increased by $27,585,180, $5,900,569, $2,802,426, and $2,649,468, respectively.

Other Termination Provisions Under Equity Plans

Under our equity plans, termination of an executive for cause (as defined in the plan) will result in the forfeiture of all unvested awards. If an equity award recipient, including an NEO, ceases to be an employee prior to satisfying the Rule of 70 requirements, the employee generally would forfeit any unvested awards, both time-based and performance-based. A limited exception permits a holder of performance-based restricted stock units (including the NEOs) whose employment is terminated (other than by the company for cause) after the end of an applicable performance period but before the award vests to retain the award but only until the first opportunity for the award to vest; at that time, the award will vest only if and to the extent that all performance measures have been satisfied. If, however, the award does not vest at that time (either because the minimum growth measures are not achieved or the profitability requirement is not satisfied), the award is forfeited.

Death If an NEO is employed through the end of the calendar year in which the grant is made, upon the death of an NEO:
- the outstanding time-based awards will vest 100%;
- with respect to performance-based awards, if the NEO dies: (i) before the end of the performance period, then the award will vest at 100% of target; or (ii) after the end of the performance period, then the award will remain outstanding and will vest if, when and to the extent that the performance measures are achieved; and
- otherwise, the restricted stock unit awards will be forfeited.

If an NEO had chosen to participate in our deferral plan, following the NEO's death, the NEO's estate or beneficiaries would also be entitled to receive distributions from the EDCP.

Disability Provisions Under Equity Plans If an NEO is employed through the end of the calendar year in which the grant was made and if the NEO's employment is terminated as a result of their disability:
- the outstanding time-based awards will vest 100%;
- with respect to performance-based awards, in the event the NEO's employment is terminated:
  - (i) before the end of the performance period, then the performance-based award will vest at 100% of target immediately; or
  - (ii) after the end of the performance period, then the performance-based award will remain outstanding and will vest if, when and to the extent that the performance measures are achieved; and
- generally all other restricted stock unit awards will be forfeited.

Non-Compete Provisions Annual restricted stock unit awards also include a non-compete provision that will restrict the NEOs from the grant date through one year following termination of employment from engaging in any competitive business activity that would risk disclosure and/or use of our confidential information.

PAY RATIO DISCLOSURE
Our employee compensation program is designed to support, reinforce, and align our Core Values with our business strategy of growth and profitability, while ensuring we can attract, motivate, and retain talented employees, at every level, who drive our success. Our compensation program, which is the result of our review of market data for our job families, consists of:
- base pay that is competitive with the range of pay for jobs with similar duties and responsibilities at other companies, and
- an annual cash incentive payment, which we refer to as Gainshare, that is available to nearly all permanent employees. As noted above, our Gainshare program promotes a common culture

and rewards employees when annual business goals and objectives are achieved. The payout can range from zero to 2.00x the target, which is a stated percentage of base pay. Under the Gainshare Plan, the target percentage is typically:
- 4 - 8% for administrative support and entry level professionals;
- 8 - 20% for senior professionals and managers; and
- 20 - 150% for senior managers and senior executives, other than the CEO.

The SEC rules for identifying the median employee and calculating that employee's annual total compensation allows companies to make reasonable assumptions and estimates, to apply a variety of methodologies and exclusions that reflect their compensation practices.

To identify our median employee, as of December 31, 2024, we used the Medicare taxable wages as reported on the 2024 Form W-2 for all employees (other than the CEO) that were continuously employed for the entire calendar year. For permanent employees hired during 2024, base pay and Gainshare payments were annualized to provide comparability. After we identified the median employee, we determined their total compensation in a manner consistent with the determination of the total shown for our CEO in the "– Summary Compensation Table." We believe the pay ratio provides a reasonable estimate of the required information calculated in a manner consistent with the applicable SEC rules.

Total compensation in the "– Summary Compensation Table" includes a "non-equity incentive plan compensation" component, which for us generally represents payments under our Gainshare program for our median employee, who on the last day of the year had a Gainshare target of 8%.

Gainshare payments for eligible employees are calculated in the same manner as the executive annual incentive payments described in "– Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table – Non-Equity Incentive Compensation."

For 2024, our median employee's total annual compensation was $72,617 and our CEO's total annual compensation was $16,377,514, which results in a pay ratio of CEO compensation to median employee compensation of 226:1.

Given the different methodologies used by various public companies, the ratio reported above should not be used as a basis of comparison between or among companies, including companies in our peer group.

PAY VERSUS PERFORMANCE

The table below sets forth information regarding compensation for our CEO and non-CEO NEOs, along with the financial performance of Progressive for the last five completed fiscal years. The table also provides a comparison of the compensation reported in the "Executive Compensation – Summary Compensation Table" (Summary Compensation Table) and the compensation actually paid to our NEOs. The disclosure of compensation actually paid is determined in accordance with SEC rules and requires certain adjustments to the amounts reported in the Summary Compensation Table total for each NEO. It does not reflect the amount of compensation actually realized or received by our NEOs during the applicable year.

The compensation actually paid amounts include the value of our time-based and performance-based restricted stock unit awards, which is determined, in part, based on the value of Progressive common shares as of the earlier of December 31 or the vesting date, of each covered fiscal year. It also reflects the value of any reinvested dividend equivalent units applicable to these awards and changes in the projected vesting factor for performance-based awards, as described below. The values of these awards reflect considerable stock price appreciation from the date that the awards were originally granted, which is the value reported in the Summary Compensation Table. In 2024 alone, the stock price increased 50%, from $159.28 to $239.61. The ultimate value of unvested restricted stock unit awards remains dependent on our achievement of any applicable performance goals, the satisfaction of applicable vesting periods, and the value of our common shares at the time of vesting of such awards. Further, final values of vested stock holdings are not realized by the NEOs until disposition of their holdings.

Additionally, as a property-casualty insurance company, we have earnings from both underwriting activity and investment operations. As discussed elsewhere, during 2024, we recognized an underwriting profit margin of 11.2% (exceeding our companywide profitability target of 4%), or $8.0 billion of pretax underwriting profit, and wrote $74.4 billion of net premiums written, which was an increase of $12.9 billion compared to 2023.

Our investment portfolio consists principally of fixed-maturity securities, which represented 94% of the fair value of the portfolio at December 31, 2024. Investment income, which consists primarily of interest and dividends, was $2.8 billion in 2024. The changes in the market value of our fixed-maturity securities are not reflected in net income, but rather are a component of comprehensive income. On the other hand, unlike our fixed-maturity securities, changes in the value of our equity securities are reflected in net income. On a pre-tax basis, total net realized gains (losses) on securities were $0.3 billion, $0.4 billion, $1.5 billion, $(1.9) billion, and $1.6 billion, respectively, in 2024, 2023, 2022, 2021, and 2020.

Pay Versus Performance Table

Year	Summary Compensation Table Total for CEO	Compensation Actually Paid to CEO[1]	Average Summary Compensation Table Total for Non-CEO Named Executive Officers	Average Compensation Actually Paid to Non-CEO Named Executive Officers[2]	Value of initial fixed $100 investment based on:[3]		Net Income (in billions)	Combined Ratio[5]
					Total Shareholder Return	Peer Group Total Shareholder Return[4]		
2024	$ 16,377,514	$ 61,138,966	$ 4,339,067	$ 12,538,153	$ 370.40	$ 222.44	$ 8.5	88.8
2023	15,636,618	49,003,116	4,062,285	9,728,818	244.66	164.49	3.9	94.9
2022	12,748,826	48,474,661	3,171,093	9,195,384	198.67	148.53	0.7	95.8
2021	14,462,961	26,403,691	3,668,598	5,359,600	156.68	124.95	3.4	95.3
2020	15,220,523	52,840,789	3,582,178	10,086,445	141.38	106.33	5.7	87.7

[1] Represents amounts for Mrs. Griffith (our CEO since July 2016) as computed in accordance with Item 402(v) of Regulation S-K and includes certain adjustments to the amounts in the "Summary Compensation Table Total for CEO" column for each covered fiscal year. To determine compensation actually paid, the following adjustments were made to reflect the increase or change in fair value of Stock Awards (defined below) under the circumstances set forth below:[a]

	2024	2023	2022	2021	2020
Closing stock price as of last trading day of year	$ 239.61	$ 159.28	$ 129.71	$ 102.65	$ 98.88
Deduction of the grant date fair value of awards reported in the "Stock Awards" column of the Summary Compensation Table (Stock Awards) for the covered fiscal year	$(10,500,128)	$(10,000,106)	$ (9,500,203)	$ (9,500,212)	$ (9,500,037)
Addition of the year-end fair value of all Stock Awards granted during the covered fiscal year that are outstanding and unvested	22,068,144	20,662,548	16,357,106	12,631,713	25,872,505
Change in the year-end fair value (from prior year end) of all Stock Awards granted in any prior fiscal year that are outstanding and unvested	22,607,319	15,038,380	23,872,689	8,498,852	16,252,534
Change in the fair value (from prior year end to vesting date) of all Stock Awards granted in any prior fiscal year that vested	10,586,117	7,665,676	4,996,243	310,377	4,995,264
Total Adjustments	$ 44,761,452	$ 33,366,498	$35,725,835	$11,940,730	$37,620,266

[a] The Stock Awards were granted under the 2015 Plan and include time-based and performance-based restricted stock unit awards. For each covered fiscal year, the additions and changes in fair value in the table above also reflect the value of any reinvested dividend equivalent units applicable to these Stock Awards in connection with dividends paid on the company's common stock, and changes in the projected vesting factor for performance-based restricted stock unit awards. See "Executive Compensation – Summary Compensation Table," "Executive Compensation – Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table," "Executive Compensation – Outstanding Equity Awards at Fiscal Year-End," and "Executive Compensation – Option Exercises and Stock Vested" for further discussion.

[2] The non-CEO named executive officers include for (i) 2024 through 2022, Mr. Sauerland, Mr. Callahan, Ms. Bailo, and Mr. Murphy; (ii) 2021, Mr. Sauerland, Mr. Callahan, Remi Kent (Ms. Kent became our Chief Marketing Officer on November 1, 2021), and Michael D. Sieger (Mr. Sieger retired in January 2022); and (iii) 2020, Mr. Sauerland, Mr. Callahan, John A. Barbagallo (Mr. Barbagallo was the Commercial Lines President until mid-January 2021), and Mr. Sieger. As described in Note 1, to determine compensation actually paid, the following adjustments (expressed as averages) were made to reflect the increase or change in fair value of Stock Awards under the circumstances set forth below:[a]

	2024	2023	2022	2021	2020
Deduction of the grant date fair value of Stock Awards for the covered fiscal year	$(2,104,937)	$(2,003,269)	$(1,906,333)	$(2,134,497)	$(1,609,480)
Addition of the year-end fair value of all Stock Awards granted during the covered fiscal year that are outstanding and unvested	4,042,343	3,782,595	3,359,339	2,755,577	4,507,590
Change in the year-end fair value (from prior year end) of all Stock Awards granted in any prior fiscal year that are outstanding and unvested	4,376,523	2,854,453	3,915,370	1,061,423	2,787,532
Change in the fair value (from prior year end to vesting date) of all Stock Awards granted in any prior fiscal year that vested	1,885,157	1,032,754	655,915	8,499	818,625
Total Adjustments	$ 8,199,086	$ 5,666,533	$ 6,024,291	$ 1,691,002	$ 6,504,267

[a] For additional information, see Note a to Note 1.

[3] Total shareholder return is cumulative for the measurement periods beginning on December 31, 2019, and ending on the last fiscal day in 2024, 2023, 2022, 2021, and 2020, respectively, assuming $100 was invested at the close of trading on December 31, 2019.

[4] Our peer group is the Standard & Poor's 500 Property & Casualty Insurance Index (S&P 500 P/C Group).

[5] Combined ratio is the complement of our underwriting margin. The underwriting margin is the pretax underwriting profit (loss) expressed as a percentage of net premiums earned. The pretax underwriting profit (loss) is calculated as net premiums earned plus fees and other revenues less losses and loss adjustment expenses, policy acquisition costs, other underwriting expenses, and for 2020, policyholder credits.

NARRATIVE DISCLOSURE TO PAY VERSUS PERFORMANCE TABLE

The following narrative disclosure and graphs describe the relationships between (i) the compensation actually paid to our NEOs and the performance measures set forth in the Pay Versus Performance Table and (ii) our cumulative total shareholder return (TSR) and the cumulative TSR of our chosen peer group, as disclosed in our performance graph below. For additional information on the awards described below, see "Executive Compensation – Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" and "Compensation Discussion and Analysis – 2024 Decisions and Awards."

Relationship Between Compensation Actually Paid and Performance Measures

Compensation Actually Paid As shown in the Pay Versus Performance Table, compensation actually paid increased sizably in 2024, after remaining relatively consistent in 2023, and in 2022, following a decrease in 2021 (although still meaningfully higher than the Summary Compensation Table totals). The variation in these amounts during the covered periods reflected changes to the fair value of our time-based and performance-based restricted stock unit awards, the additional value of any new reinvested dividend equivalent units applicable to these awards, and changes in the projected vesting factor for performance-based awards.

Combined Ratio We have selected our combined ratio as the "company-selected measure" for the Pay Versus Performance Table because it supports a strong pay-for-performance linkage and further aligns our executives' interests with those of our shareholders. A fundamental tenet of our executive compensation program continues to be to support our long-standing companywide goal of growing as fast as we can at a 96 or better combined ratio while continuing to deliver high-quality customer service. We strongly believe that achieving our target profit margin takes precedence over growing premiums in years where we are challenged to achieve both, as was the case in both 2022 and 2023.



Our Gainshare program is designed to support our long-standing companywide goal. Gainshare payments each year, if any, are based in part on the profitability of our insurance businesses, on a weighted-average basis, through our combined ratio performance measure. Accordingly, in years where our combined ratio is higher, the payouts under the Gainshare program are adversely impacted. During all of the covered fiscal years, we satisfied our goal of achieving a 96 or better combined ratio on a companywide basis, although not all of our insurance businesses achieved this target. The 2024 Gainshare payout reflects satisfying or exceeding our combined ratio targets for most of our insurance businesses. Because Gainshare is a cash incentive program, the value applicable to Gainshare payouts is the same in both the Summary Compensation Table total and the compensation actually paid columns in the Pay Versus Performance Table.

Additionally, our annual performance-based restricted stock unit awards (performance versus market insurance results) include a profitability requirement of a combined ratio of 96 or better over the most recent 12-month period when the vesting is determined. The profitability requirement was met for the awards that vested in each of the years shown. The vesting of these awards was included in the applicable compensation actually paid column in the Pay Versus Performance Table and reflected changes in the fair value of these awards as described above.

Cumulative TSR As shown in the Pay Versus Performance Table, our TSR increased over the covered periods from $141.38 to $370.40. During all of the covered fiscal years, our cumulative TSR outpaced the TSR of our chosen peer group, the S&P 500 P/C Group. TSR is the cumulative value at the end of each covered period, assuming $100 was invested at the close of trading on December 31, 2019.

As noted above, the compensation actually paid amounts to our NEOs during the covered periods reflected changes in the fair value of our time-based and performance-based restricted stock unit awards. These amounts were significantly higher than the values reflected in the Summary Compensation Table totals for each NEO during each covered year.

We do not include TSR as a performance measure in our executive compensation program. Rather, we focus on our stated operating and investment goals and allow TSR to reflect our achievement of those goals. However, we do provide a high percentage of total compensation to our NEOs in the form of equity awards. Accordingly, as our stock price increases (and TSR likewise increases), we expect that the compensation actually paid amounts to our NEOs will generally increase proportionately.

Net Income As a property-casualty insurance company, we have earnings from both underwriting activity and investment operations. We believe that our shareholder value will be increased in the long run if we continue to focus on profitable growth of our insurance operations and the relative performance of our fixed-maturity portfolio. Net income, which includes the impact of market fluctuations on our equity investments, increased in 2024, reflecting profitable underwriting and investment results.

Due to our long-term focus on our insurance operations, we make business decisions and set annual targets that are designed to enhance the longer-term performance of those operations. Accordingly, the trends in the compensation actually paid amounts to our NEOs may not correlate with net income as we do not use net income as a performance measure in our executive compensation program.





Relationship Between Our Cumulative TSR and our Peer Group's Cumulative TSR

The following graph compares the cumulative TSR of Progressive's Common Shares (PGR) to the cumulative TSR of our chosen peer group for the last five years, assuming $100 was invested at the close of trading on December 31, 2019.



For the years ended December 31,	2020	2021	2022	2023	2024
PGR	$141.38	$156.68	$198.67	$244.66	$370.40
S&P 500 P/C Group	106.33	124.95	148.53	164.49	222.44

TABULAR LIST OF PERFORMANCE MEASURES

The following table lists the most important performance measures used in our executive compensation program to link the compensation actually paid to our current NEOs during 2024 to the company's performance. For our NEOs, other than our CEO and CFO, we used fewer than three financial performance measures to link compensation actually paid for the most recently completed fiscal year to the company's performance. For additional information on how these performance measures are calculated and used in our executive compensation program, see "Compensation Discussion and Analysis – 2024 Decisions and Awards."

Name	Combined Ratio	Premium Growth	3-Year Return Fixed-Income Portfolio	Policies In Force (PIF) Growth
Susan Patricia Griffith	✓	✓	✓	✓
John P. Sauerland	✓	✓	✓	✓
Patrick K. Callahan	✓	✓		✓
Karen B. Bailo	✓	✓		✓
John Murphy	✓	✓		✓

The following supplemental table shows the executive compensation program that uses these performance measures:

Program	Combined Ratio	Premium Growth	3-Year Return Fixed-Income Portfolio	PIF Growth
Gainshare Program	✓			✓
Performance-Based Restricted Stock Unit Awards (Growth in Market Share)	✓	✓		
Performance-Based Restricted Stock Unit Awards (Investment Results)			✓	

DIRECTOR COMPENSATION

COMPENSATION OF NON-EMPLOYEE DIRECTORS AT FISCAL YEAR-END

Compensation of our non-employee directors for the year ended December 31, 2024, was as follows:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
Danelle M. Barrett[3]	$130,000	$195,047	$325,047
Philip Bleser	140,000	210,150	350,150
Stuart B. Burgdoerfer	152,000	228,058	380,058
Pamela J. Craig	148,000	222,017	370,017
Charles A. Davis	—	355,141	355,141
Roger N. Farah	—	370,028	370,028
Lawton W. Fitt	—	565,075	565,075
Devin C. Johnson[4]	—	344,024	344,024
Jeffrey D. Kelly	134,000	201,088	335,088
Barbara R. Snyder	—	325,150	325,150
Kahina Van Dyke	—	340,038	340,038

[1] The cash fees will be earned on April 11, 2025, if the individual continues as a director until that date.

[2] Represents grant date fair value of restricted stock awards. Awards were granted on May 10, 2024, and valued based on that day's closing price of $215.76 for all directors. All awards will vest on April 11, 2025, if the individual remains a director until that date. The 2024 awards are the only outstanding restricted stock awards held by directors. See "Security Ownership of Certain Beneficial Owners and Management – Security Ownership of Directors and Executive Officers" for the number of shares awarded.

[3] U.S. Navy Rear Admiral (Retired) Barrett was a member of our Board until August 21, 2024. She received her cash and stock compensation upon resignation, as her resignation was the result of a disability as defined in the 2017 Amended and Restated Directors Equity Plan.

[4] Mr. Johnson was appointed to the Audit Committee on August 2, 2024 and was award 87 additional shares that will vest on April 11, 2025. These shares were granted at $216.94 per share.

NARRATIVE DISCLOSURE TO DIRECTOR COMPENSATION TABLE

Our director compensation program is market-based and is designed to be competitive with other compensation opportunities available to directors. Each year prior to the beginning of the term, the Compensation and Talent Committee reviews director compensation data from comparable companies obtained from management's compensation consultants and other third parties, and analyses performed by our compensation department and/or consultants. With respect to compensation decisions made in May 2024 for the 2024-2025 term, and after a review of proxy data for companies similar to those reviewed in connection with 2024 executive officer compensation, the committee recommended to the Board an increase of $45,000 in total compensation for the Chairperson of the Board and an increase of $25,000 for the non-employee directors amount. Additionally, the committee recommended to the Board an increase of $5,000 in total compensation for each Committee Chair.

Amount of Compensation After receiving a recommendation from the Compensation and Talent Committee, the Board establishes compensation levels for each term based primarily on committee assignments, with separate compensation provided for services as Chairperson of the Board. The following table sets forth the annual compensation levels approved by the Board for the 2024-2025 term:

Chairperson of the Board[1]	$565,000
Non-Employee Director	325,000
Additional compensation for Committee Chair:	
Audit Committee	40,000
Compensation and Talent Committee	30,000
Investment and Capital Committee	30,000
Nominating and Governance Committee	25,000
Technology Committee	30,000
Other additional compensation:	
Audit Committee members	10,000
Secondary Committee assignment[2]	15,000

[1] The Chairperson of the Board fees include fees for the Chair of the Nominating and Governance Committee and the Secondary Committee assignment premium.

[2] No additional compensation is earned for service on the Executive Committee.

Form of Compensation   For the 2024-2025 term, each non-employee director was given an opportunity to indicate a preference to receive either: (i) 100% of compensation in the form of a restricted stock award or (ii) 60% of compensation in the form of a restricted stock award and 40% in the form of cash. After considering such preferences, the committee provided for restricted stock awards under the Amended and Restated 2017 Directors Equity Incentive Plan (the Directors Equity Plan) and cash awards, as indicated in the table above. Cash compensation will be paid, and restricted stock awards will vest, on April 11, 2025, or earlier if a director dies or becomes disabled, or a change in control occurs. When a new director is appointed to the Board or a director changes committee assignments during a term, a proration or other appropriate adjustment may be made.

Equity Ownership Guidelines for Directors   Within five years after being elected to the Board, each director must acquire common shares having a value equal to at least three times the director's annual compensation for the most recently completed term, and then maintain such level of holdings throughout their tenure as a director. A director's unvested restricted stock awards and any common share equivalent units held in The Progressive Corporation Directors Restricted Stock Deferral Plan, as amended and restated (the Directors Restricted Stock Deferral Plan) are treated as common shares held when determining whether this requirement is satisfied. As of December 31, 2024, each director who had been on our Board for more than five years satisfied this requirement.

Directors Restricted Stock Deferral Plan   Directors receiving restricted stock awards under the Directors Equity Plan have the right to defer the receipt of the common shares covered by each such award under the Directors Restricted Stock Deferral Plan. If a director elects to defer a restricted stock award under this plan, immediately prior to vesting of the applicable award, the restricted shares are converted to units

equivalent in value to Progressive common shares and credited to the participating director's plan account. The participating director's plan account will further be credited with amounts equal to any dividends and other distributions on Progressive common shares that are thereafter authorized by the Board. There are no other investment options under the Directors Restricted Stock Deferral Plan. All such accounts will be distributed in common shares (except that amounts attributable to dividend equivalent payments will be distributed in cash) in a lump sum or installments, at the time(s) designated by the participating director at the time of election (or later, if permitted); distributions may be accelerated, however, in the event of the participant's death, the participant's departure from our Board, or a change in control of Progressive.

Directors Deferral Plan   Under The Progressive Corporation Directors Deferral Plan, as amended and restated (the Directors Deferral Plan), directors are able to elect to defer cash compensation. Deferred fees are credited into a stock unit account under which the units are equivalent in value and dividend rights to Progressive common shares. All such accounts will be distributed in cash, in a lump sum or installments, when and as designated by the participating director at the time of election (or later, if permitted) or, if earlier, upon the death of the director or upon a change in control of Progressive.

Each participating director's unit holdings in the Directors Deferral Plan and the Directors Restricted Stock Deferral Plan are included in the table under "Security Ownership of Certain Beneficial Owners and Management – Security Ownership of Directors and Executive Officers," under the column titled "Total Common Shares Beneficially Owned" or under the column titled "Units Equivalent to Common Shares."

Perquisites   Consistent with our general practice, during 2024, we did not provide perquisites to any of our non-employee directors in excess of $10,000.

ITEM 2: ADVISORY VOTE TO APPROVE OUR EXECUTIVE COMPENSATION PROGRAM

This proposal presents shareholders with the opportunity to cast an advisory vote to approve our compensation program for our executive officers in accordance with Section 14A of the Securities Exchange Act of 1934 (Exchange Act). We currently conduct advisory shareholder votes on our executive compensation program annually. Our executive compensation philosophy and our compensation program, plans, and awards for 2024 for our named executive officers are described above in "Compensation Discussion and Analysis" and in "Executive Compensation."

Our executive compensation program is intended to attract and retain qualified executives and motivate them to achieve both short-term and longer-term business results that management and the Compensation and Talent Committee believe will drive shareholder returns over time. While we seek to maintain a consistent compensation program from year to year (generally comprised principally of salary, performance-based and time-based equity awards, and annual cash incentives), the Compensation and Talent Committee sets the details of the applicable compensation awards for executive officers each year, including performance goals and the potential compensation levels that may be attained. The Compensation and Talent Committee also considers modifications to the program, for example in the context of external hiring. Our named executive officers' pay is heavily weighted toward performance-based compensation and equity-based awards and is intended to align our executives' interests with those of our shareholders. We believe that the amount of compensation paid to our executives is reasonable and competitive with similarly sized public companies, although generally above median compensation can be earned when aggressive performance goals are achieved under our various incentive plans. We provide limited perquisites to executives, while including competitive health and welfare benefits,

deferral rights, and limited severance rights. We do not provide pensions or supplemental retirement benefits to our executives.

Our Board recognizes the fundamental interest you, our shareholders, have in our executive compensation practices. We value your input on these matters and encourage you to contact the Board through one of the methods outlined above under "Other Board of Directors Information – Communications with the Board of Directors" should you have specific points of view or concerns that you would like the Board or the Compensation and Talent Committee to consider. Although this is an advisory vote, and the result accordingly will not be binding on the Board, our Compensation and Talent Committee will consider the outcome of the vote and any related communications from shareholders when evaluating the effectiveness of our compensation program and determining future plans and awards.

Based on the foregoing, the Board is seeking shareholder approval of the following:

> **RESOLVED**, that the compensation paid to the company's named executive officers, as disclosed in the company's Proxy Statement dated March 24, 2025, pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussions, is hereby APPROVED.

> **The Board of Directors recommends that you vote FOR this proposal.**

VOTE REQUIRED FOR APPROVAL
If a majority of the votes cast are cast "FOR" the proposal, shareholders will have approved our current executive compensation program. Abstentions and unvoted shares, including broker non-votes, will not be considered by us as votes cast.

ITEM 3: PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP (PwC) as the independent registered public accounting firm to perform an integrated audit of the consolidated financial statements of The Progressive Corporation and its subsidiaries for the year ending December 31, 2025, and the effectiveness of the company's internal control over financial reporting as of December 31, 2025. The committee is directly responsible for the appointment, compensation, retention, and oversight of the company's independent registered public accounting firm and it oversees the negotiation of the fees that are paid for these services. In the course of these responsibilities, the committee periodically considers whether it would be in the company's and shareholders' interests to change the company's independent registered public accounting firm. In addition, the committee ensures the regular rotation of the lead audit partner, and in connection with that rotation, the committee and its Chair are involved in the selection of the new lead audit partner. PwC's current lead audit partner has been in place since the 2022 audit.

In connection with the 2024 audit, the committee continued its practice of conducting an annual, formal review of PwC's performance. This process involves feedback from committee members, management, and PwC concerning various dimensions of PwC's work, including the quality of services, relevant skills, audit planning and execution, sufficiency of resources, communication and interactions, and the auditor's independence, objectivity, and professional skepticism. In evaluating PwC's independence, the committee further considers the extent of non-audit services performed by PwC, which could adversely impact PwC's independence and objectivity. Based on these reviews, the Audit Committee believes that the continued retention of PwC to serve as the company's independent registered public accounting firm for 2025 is in the best interests of the company and its shareholders.

Pursuant to this proposal, we are asking shareholders to ratify the committee's selection of PwC. If shareholders do not ratify the appointment of PwC, the selection of the independent registered public accounting firm will be reconsidered by the Audit Committee, but the committee may decide to continue the engagement of PwC for 2025, due to difficulties in making such a transition after the year has begun. In such a case, the committee would again consider such a vote in connection with the selection of the independent registered public accounting firm for 2026. PwC has been our external auditors continuously since 1998, when its predecessor merged with Coopers & Lybrand, which had been our external auditors continuously since 1984.

> **The Board of Directors recommends that you vote FOR this proposal.**

VOTE REQUIRED FOR APPROVAL
The affirmative vote of a majority of the votes cast on this proposal is required for approval. Abstentions and unvoted shares will not be considered by us as votes cast.

OTHER INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM INFORMATION

APPROVAL OF AUDIT AND NON-AUDIT SERVICES

The Audit Committee of the Board requires that each engagement of PwC, or other appointed independent auditors, to perform any audit or permissible non-audit services must be approved by the committee or be entered into under the committee's pre-approved authority described below. The committee expects that most engagements will be approved by the committee at the time that the independent auditor is engaged for its annual audit services. Proposed services that arise thereafter may be separately reviewed and, if appropriate, approved by the committee. In addition, the committee has authorized management, between regular committee meetings, to enter into specific categories of services on a pre-approved basis, subject to specific dollar caps. Those pre-approved categories include services relating to:

- securities offerings;
- financial statements and public disclosures for SEC and insurance regulatory filings;
- the operation or implementation of the company's systems or processes;
- acquisitions, divestitures, or other transactions;
- state and local taxes; and
- ordinary course purchases of accounting tools, education, and similar items.

All engagements entered into under this pre-approved authority must be reported to the committee at its next regular meeting. The committee has not adopted any other policies or procedures that would permit management to engage PwC or any other appointed independent auditor for non-audit services without the specific prior approval of the committee.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

Following are the aggregate fees billed by PwC for the fiscal years ended December 31:

Fees	2024	2023
Audit	$ 5,840,238	$ 5,790,624
Audit-related	918,826	1,333,614
Tax	—	9,505
Other	115,592	129,858
Total	$ 6,874,656	$ 7,263,601

- *Audit fees* Amounts include professional services rendered for the integrated audit of Progressive's consolidated financial statements, statutory audits, and the audit of our internal controls over financial reporting.
- *Audit-related fees* Amounts include procedures in connection with the implementation of new systems and providing assurance on our internal controls for reliance by third parties.
- *Tax fees* Amounts include fees for tax planning, consultation, and advice.
- *Other* Amounts include PwC's attestation services, along with fees for data we purchased from them.

All of these fees were either pre-approved by the Audit Committee, or entered into under the pre-approved authority previously described.

Representatives of PwC are expected to be present at the Annual Meeting. They will have the opportunity to make a statement about Progressive's financial condition, if they desire to do so, and will be available to respond to appropriate questions.

OTHER MATTERS

PROCEDURES FOR RECOMMENDATIONS AND NOMINATIONS OF DIRECTORS AND SHAREHOLDER PROPOSALS

To Recommend a Candidate for our Board of Directors

Pursuant to the Nominating and Governance Committee's charter, the Board has adopted procedures for Progressive's shareholders to propose director candidates and a policy of considering such candidates. Any shareholder desiring to propose a candidate for election to the Board may do so by mailing to Progressive's Secretary a written notice identifying the candidate. The written notice must also include the supporting information required by these procedures, the complete text of which can be found

on our website at progressive.com/governance. The notice and supporting information should be sent to the Secretary at the following address:

> David M. Stringer, Secretary
> The Progressive Corporation
> 300 North Commons Blvd., Box W94
> Mayfield Village, OH 44143

Upon receipt, the Secretary will forward the notice and the other information provided to the Nominating and Governance Committee.

Shareholders may recommend candidates to the committee pursuant to these procedures at any time. However, to be considered by the committee in connection with Progressive's 2026 Annual Meeting of Shareholders, the Secretary must receive the shareholder's recommendation and the information required by the procedures on our website on or before November 30, 2025.

The committee's policy is to review and evaluate each candidate for nomination properly recommended by shareholders on the same basis as all other candidates, as previously discussed in "Item 1: Election of Directors – Director Nominee Selection Process." The committee will give strong preference to candidates who are likely to be deemed independent under SEC and NYSE rules. As to candidates recommended by a shareholder, the committee may give more weight to candidates who are unaffiliated with the shareholder recommending their nomination and to candidates who are recommended by long-standing shareholders with significant share ownership (i.e., greater than 1% of our common shares owned for more than two years). Upon the expiration of a director's term on the Board, that director will be given preference for nomination when the director indicates their willingness to continue serving and, in the committee's judgment, the director has made, and is likely to continue to make, significant contributions to the Board and Progressive.

We will not publicize any decision by the committee not to nominate a particular individual for election to the Board, unless required by applicable laws or NYSE rules. The committee will have no obligation to respond to shareholders who recommend candidates that the committee has determined not to nominate for election to the Board, but the committee may choose to do so.

To Nominate a Person for Election as a Director Under our Proxy Access Provision

Under the proxy access provision in our Code of Regulations, an Eligible Shareholder who complies with the provision may nominate one or more individuals for election to the Board of Directors at an annual shareholders' meeting and have the nomination included in the company's proxy statement for that meeting. An Eligible Shareholder is a record or beneficial owner (or group of up to 20 record and/or beneficial owners) that has owned continuously for at least three years at least 3% of our outstanding common shares. A shareholder cannot be a part of more than one group nominating individuals for any particular annual meeting. Among other technical details, the proxy access provision includes rules to determine whether a record or beneficial holder "owns" the common shares of the company for purposes of the proxy access provision and addresses the treatment of loaned shares and hedging transactions.

The number of nominees that can be nominated under the proxy access provision for any particular annual meeting cannot exceed one or 20% of the number of directors then in office (rounded down to the nearest whole number), whichever is greater, reduced by (a) the number of nominees for which the company has received nominations under a separate provision of our Code of Regulations related to shareholder nominations for director that are not intended to be included in the company's proxy statement, (b) the number of directors or nominees that will be included in the proxy statement (as an unopposed (by the company) nominee) as a result of an agreement, arrangement, or other understanding between the company and a shareholder, and (c) the number of directors then in office who were originally nominated and elected through the proxy access provision and will again be included in the company's proxy statement (except to the extent that any such director has served continuously for two terms as a nominee of the Board). If the company receives more nominations under the proxy access provision than are permitted, then the Eligible Shareholder with the largest stock ownership will be able to nominate one individual, and the Eligible Shareholder with the second largest stock ownership will be able to nominate one individual, and so on until the number of permitted nominations is reached.

The deadline for an Eligible Shareholder to submit a shareholder nomination under the proxy access provision for the 2026 Annual Meeting of Shareholders is November 24, 2025. For any nomination to be considered timely under the proxy access provision, the company must receive by the deadline the shareholder nomination and all required information and documentation described in our proxy access provision, and any supporting statement of 500 words or less that the Eligible Shareholder wishes to be included in the proxy statement. Shareholder nominations and related documentation should be sent to the Secretary at the address set forth above.

The proxy access provision has a number of additional limitations and requirements related to director nominations by Eligible Shareholders. Interested parties should review our Code of Regulations.

To Nominate a Person for Election as a Director Under our Advance Notice Provision

A shareholder who intends to nominate one or more individuals for election to the Board of Directors at an annual shareholders' meeting but does not want the nomination included in the company's proxy statement for that meeting, may nominate directors if the shareholder complies with the advance notice provision in our Code of Regulations.

To nominate a director for election under the advance notice provision for the 2026 Annual Meeting of Shareholders, written notice must be received by the Secretary between January 9, 2026, and February 8, 2026, together with all required information described in the advance notice provision in our Code of Regulations. A shareholder's notice should be sent to the Secretary at the address set forth above. In the event the date of the annual shareholders' meeting is more than 30 days before or more than 60 days after the first anniversary of the immediately preceding year's annual shareholders' meeting, notice by the shareholder to be timely must be received not later than the 90th day prior to the current year's annual meeting or, if later, the 10th day following the day on which public disclosure of the date of the current year's annual meeting is first given to shareholders.

In addition to the requirements of our advance notice provision, shareholders who intend to solicit proxies in support of director nominees other than the company's nominees must also comply with the additional requirements of Rule 14a-19(b) under the Exchange Act (including a statement in the shareholder's notice that such shareholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the company's nominees).

To Make a Shareholder Proposal
Any shareholder who intends to present a proposal at the 2026 Annual Meeting of Shareholders for inclusion in the Proxy Statement and form of proxy relating to that meeting in compliance with SEC Rule 14a-8 is advised that the proposal must be received by the Secretary at our principal executive offices at the address set forth above, on or before November 24, 2025. Shareholder proposals that are not intended to comply with Rule 14a-8 must be submitted to us between January 9, 2026, and February 8, 2026, together with the supporting information required by our Code of Regulations, to ensure that they may be presented at our Annual Meeting in 2026. If a shareholder submits such a proposal after February 8, 2026, the presiding officer at the Annual Meeting may refuse to acknowledge the proposal. However, if the presiding officer allows the consideration of a proposal submitted after February 8, 2026, the proxies designated by the Board may exercise their discretionary voting authority with respect to any such proposal, without our discussing the proposal in our proxy materials.

HOUSEHOLDING
SEC regulations permit a single set of the Annual Report and Proxy Statement to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder will continue to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces our mailing and printing costs. A number of brokerage firms have also instituted householding procedures. In accordance with a notice sent to certain beneficial shareholders who share a single address, only one copy of this Proxy Statement and the attached Annual Report will be sent to that address, unless any shareholder residing at that address gives contrary instructions.

We will deliver promptly, upon written or oral request, a separate copy of this Proxy Statement and the attached Annual Report to a shareholder at a shared address to which a single copy of the documents was delivered.

A shareholder who wishes to receive a separate copy of the Proxy Statement and Annual Report, now or in the future, can make that request by:
*   calling toll-free: 1-866-540-7095;
*   writing to: The Progressive Corporation, Investor Relations, 300 North Commons Blvd., Box W94, Mayfield Village, OH 44143; or
*   emailing: investor_relations@progressive.com.

Shareholders sharing an address who are receiving multiple copies of these materials can request to receive a single copy of such materials in the future by contacting us at the phone number or addresses provided above.

CHARITABLE CONTRIBUTIONS
Within the preceding three years, Progressive has not made a contribution to any charitable organization in which any of our directors serves as a director, trustee, or executive officer.

The Progressive Insurance Foundation, which is a charitable foundation that receives contributions from Progressive, contributes to certain qualified tax-exempt organizations identified by our ERGs and others that are recommended by our employees through the Name Your Cause® program. In honoring an employee's recommendation, the Foundation may have contributed to charitable organizations in which one or more of our directors, nominees, or executives may be affiliated as an executive officer, director, or trustee. See "Proxy Statement Summary – Human Capital Management – Diversity, Equity, and Inclusion" for more information.

SOLICITATION
Progressive is paying the cost of this solicitation, including the reasonable expenses of brokerage firms

and other record holders for forwarding these proxy materials to beneficial owners. In addition to solicitation by mail, proxies may be solicited by telephone, facsimile, other electronic means, or in person. We have engaged the firm of Sodali & Co, 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902 to assist us in the solicitation of proxies at an estimated fee of $16,500 plus expenses. Proxies may also be solicited by our directors, officers, and employees without additional compensation.

PROXY VOTING MATTERS

If any other matters properly come before the meeting, the persons named in the proxy, or their substitutes, will vote thereon in accordance with their judgment. The Board does not know at this time of any other matters that will be presented for action at the meeting.

INSIDER TRADING POLICIES AND PROCEDURES

We have adopted an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of our securities by directors, officers, Insiders, and certain family members, other persons, and controlled entities, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any NYSE listing standards applicable to the company. It is the company's policy to comply with applicable securities laws when engaging in the purchase, sale, and/or other dispositions of its securities. A copy of the Insider Trading Policy is filed as an exhibit to our 2024 Annual Report.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive these materials?

You received these materials because you were a shareholder of The Progressive Corporation on March 14, 2025, the record date. We hold a meeting of our shareholders annually. This year, the Annual Meeting will be held entirely online via live audio-only webcast to allow for greater participation by all of our shareholders, regardless of their geographic location. At the meeting, shareholders will be asked to vote on the matters listed in the Notice of Annual Meeting of Shareholders. Since it is not practical or convenient for all shareholders to attend the virtual Annual Meeting, our Board of Directors is seeking your proxy to vote on these matters.

What is a proxy?

A proxy is the legal authority that you give to another person to vote the shares you own at our Annual Meeting. The person you designate to vote your shares also is referred to as your proxy. If you designate someone as your proxy in a written document, that document sometimes is referred to as a proxy or proxy card. When you submit a proxy card or you submit your vote online or by calling a toll-free number, the person named as your proxy is required to vote your shares at the Annual Meeting in the manner you have instructed. Voting by proxy ensures that your vote is counted without having to attend the Annual Meeting.

Who is soliciting my proxy?

This solicitation of proxies is made by and on behalf of our Board of Directors. The Board has approved the matters to be acted upon at the Annual Meeting.

What is a proxy statement?

This document (excluding the 2024 Annual Report to Shareholders, which is attached as an appendix) is our Proxy Statement. A proxy statement is a document that SEC regulations require us to give shareholders when we are soliciting shareholders' proxies to vote their shares. This Proxy Statement and the Annual Report contain important information about The Progressive Corporation and its subsidiaries and affiliates, and about the matters that will be voted on at the Annual Meeting. Please read these materials carefully so that you have the information you need to make informed decisions.

How do I access the live audio-only webcast option for the Annual Meeting?

Any shareholder can listen and participate in the Annual Meeting via live audio-only webcast at virtualshareholdermeeting.com/PGR2025. The audio-only webcast will start at 10:00 a.m. eastern time. You will need your 16-digit control number that is shown on your proxy card or voting instruction form to vote and submit questions before or while attending the meeting online. If your voting instruction form does not include a 16-digit control number, you must contact your brokerage firm, bank, or other financial institution ("broker") for instructions to access the meeting. If you do not have your 16-digit control number, you will still be able to attend the Annual Meeting as a "guest" and listen to the proceedings, but you will not be able to vote, ask questions, or otherwise participate. A replay of the audio-only webcast of our Annual Meeting will be made available on our website for approximately one year.

The virtual meeting will be fully supported across browsers (Firefox, Chrome, Microsoft Edge, and Safari) and devices (desktops, laptops, tablets, and other mobile devices) running the most updated version of applicable software and plugins. We strongly recommend that you ensure you have a strong Wi-Fi or cell phone connection.

Shareholders are encouraged to log into the webcast 15 minutes prior to the start of the meeting to provide time to register, test their internet or cell phone connectivity, and download the required software, if needed.

What if I have technical or other IT problems logging into or participating in the Annual Meeting audio-only webcast?

A toll-free technical support "help line" will be available on the morning of the Annual Meeting for any shareholder who is having challenges logging into or participating in the meeting. If you encounter technical difficulties, please call the technical support line number that will be posted on the virtual Annual Meeting login page at virtualshareholdermeeting.com/PGR2025. Technical support will be available 15 minutes before the start of the Annual Meeting and until the end of the meeting. The technical support will not be able to provide you with your 16-digit control number, however, so ensure that you have that number available prior to accessing the Annual Meeting.

Can I ask questions before or during the Annual Meeting?

Shareholders as of the record date may submit questions in advance of the Annual Meeting at proxyvote.com and shortly before or during the Annual Meeting through the virtual meeting platform at virtualshareholdermeeting.com/PGR2025. In order to submit questions online before the meeting or while attending the virtual meeting, you will need your 16-digit control number that is shown on your proxy card or voting instruction form. If you enter the meeting as a guest, you will not be able to submit questions.

Please refer to the Rules of Conduct and Procedures for the Annual Meeting that will be posted on the meeting website and our Investor Relations website at investors.progressive.com for more information.

Who is entitled to vote at the Annual Meeting?

Holders of our common shares at the close of business on March 14, 2025, the record date, are entitled to receive the Notice of Annual Meeting and Proxy Statement and to vote their shares at the Annual Meeting. Each share is entitled to one vote for each director nominee and on each other matter properly brought before the meeting.

What is the difference between a "shareholder of record" and a shareholder who holds shares in "street-name?"

If you hold Progressive common shares directly, either in stock certificate form or book-entry form, in your name with our transfer agent, Equiniti Trust Company,

LLC, you are a "shareholder of record" (also known as a registered shareholder). The Notice of Annual Meeting, Proxy Statement, Annual Report to Shareholders, and proxy card have been sent directly to you by us or our representative.

If you own your shares indirectly through a broker, your shares are said to be held in "street-name." Technically, your broker votes those shares. In this case, these materials and a voting instruction form have been forwarded to you by your broker or their designated representative. Through this process, your broker collects voting instructions from all of its customers who hold Progressive common shares and then submits votes to us in accordance with those instructions.

Under NYSE rules, we expect that your broker will NOT be able to vote your shares with respect to the election of directors, and Item 2, UNLESS you provide voting instructions to your broker (see the question "What are broker discretionary voting and broker non-votes?" below for more information). We strongly encourage you to exercise your right to vote.

How can I vote?

Internet or Telephone   All shareholders of record can vote online or by touch-tone telephone prior to 11:59 p.m. eastern time, on Thursday, May 8, 2025, from the U.S. and Canada, following the directions on the proxy card. Online and telephone voting for street-name holders is typically made available by brokers. If applicable to you, voting instructions will be included in the materials you receive from them.

> **If you vote online or by telephone, you do not have to return your proxy card or voting instruction form.**

Mail   All shareholders of record can vote using the enclosed proxy card. Please be sure to complete, sign, and date the proxy card and return it in the enclosed, prepaid envelope. If you are a street-name holder, you will receive from your broker information on how to submit your voting instructions.

At the Virtual Meeting   All shareholders of record may vote online at the Annual Meeting. Street-name holders may vote online at the Annual Meeting if they obtain a 16-digit control number from their broker (typically on their voting instruction form). If you hold your shares in street-name and want to participate in the virtual Annual Meeting but did not receive a 16-digit control number, you must contact your broker for instructions to access the meeting. Participants in the 401(k) plan are not eligible to vote online at the virtual Annual Meeting.

401(k) Plan Participants If you hold shares through Progressive's 401(k) plan, you will receive separate information on how to instruct the plan trustee to vote the shares held on your behalf under the plan. If your voting instructions are received before the trustee's deadline, your 401(k) plan shares will be voted according to the instructions that you provide. If you do not specify your voting instructions in the manner required, your shares will not be voted. To allow the trustee sufficient time to process your voting instructions, you must submit your voting instructions by 11:59 p.m. eastern time, on Tuesday, May 6, 2025.

If I submit a proxy, may I later change or revoke it?
Yes. If you are a shareholder of record, you may revoke your proxy at any time before votes are cast at the Annual Meeting by:
* providing written notice to the Secretary of the company;
* timely delivering a valid, later-dated, and signed proxy card or a later-dated vote via the Internet or

by telephone prior to 11:59 p.m. eastern time, on Thursday, May 8, 2025; or
* voting at the Annual Meeting.

If you are a street-name holder of shares, you may submit new voting instructions by contacting your broker. You may also attend the audio-only webcast for the Annual Meeting and vote at the Annual Meeting, if you obtain a 16-digit control number as described in the answer to the previous question.

If you hold shares through our 401(k) plan, you can change your voting instructions at any time prior to 11:59 p.m. eastern time, on Tuesday, May 6, 2025; voting of 401(k) plan shares at the Annual Meeting is not permitted.

Only your last vote will be counted. All shares that have been properly voted and not revoked will be voted at the Annual Meeting as instructed.

Who counts the votes?
Votes will be tabulated by, or under the direction of, the Inspector(s) of Election, who may be our regular employee(s). The Inspector(s) of Election will certify the results of the voting.

What are my voting options and what vote is needed to pass the proposals included in this Proxy Statement?
You have the right to vote FOR or AGAINST each director nominee and each other proposal, or to ABSTAIN from voting. Assuming that at least a majority of our common shares outstanding are present at the meeting either virtually or by proxy (called a quorum), the following table summarizes the vote required for approval regarding the director elections and each other proposal, as well as the Board's voting recommendation.

Item Number	Proposal	Board Recommendation	Affirmative Vote Required for Approval[1]	Broker Discretionary Voting Allowed?[2]
1	Elect as directors the 11 nominees identified in this Proxy Statement, each to serve for a term of one year	FOR each nominee	Majority of votes cast	No
2	Cast an advisory vote to approve our executive compensation program	FOR	Majority of votes cast	No
3	Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025	FOR	Majority of votes cast	Yes

[1] Abstentions and unvoted shares (including broker non-votes) will not be considered by us as votes cast.

[2] See the question below entitled "What are broker discretionary voting and broker non-votes?" for additional explanation.

What are broker discretionary voting and broker non-votes?
For shares held in street-name, when a broker does not receive voting instructions from its customers, the question arises whether the broker is able to vote those shares. For us, the answer to that question depends on whether the NYSE classifies the matter being voted on as "routine" or "non-routine."

For routine matters, the NYSE gives brokers the discretion to vote, even if they have not received voting instructions from their customers (sometimes referred to as the beneficial owners). Each broker has its own policies that control whether or not it casts votes for routine matters. In this Proxy Statement, only the ratification of our independent registered public accounting firm (Item 3) is expected to be considered routine by the NYSE.

For non-routine matters, the NYSE prohibits brokers from casting votes on behalf of the beneficial owners if the broker has not received voting instructions. When the broker is unable to vote under these rules, it reports the number of unvoted shares to us as "broker non-votes." In this Proxy Statement, each item other than Item 3, the ratification of our independent registered public accounting firm, is expected to be considered non-routine by the NYSE. As a result, on each of those items, if you hold your shares in street-name, your shares will NOT be voted unless you give instructions to your broker.

The NYSE will make final determinations about our proposals and will inform the brokers whether each proposal is considered routine or non-routine. To ensure that your shares are voted, we strongly encourage you to provide your broker with your voting instructions.

Can I access the proxy materials on the Internet?
Yes. The proxy materials and our Annual Report to Shareholders are available on a dedicated website at progressiveproxy.com. In addition, our Annual Report on Form 10-K is available at the Investor Relations section of our website at progressive.com/sec.

If you hold your shares in street-name, your broker may also provide you copies of these documents electronically. Please check the information provided in the proxy materials delivered to you by your broker regarding the availability of this service.

AVAILABLE INFORMATION

Progressive's Corporate Governance Guidelines, Board of Director Committee Charters, Code of Business Conduct and Ethics, and CEO/Senior Financial Officer Code of Ethics are available at progressive.com/governance. You can also request printed copies of these documents by writing to The Progressive Corporation, Investor Relations, 300 North Commons Blvd., Box W94, Mayfield Village, OH 44143 or emailing investor_relations@progressive.com.

We will furnish, without charge, to each person to whom a Proxy Statement is delivered a copy of our Annual Report on Form 10-K for 2024 (other than certain exhibits). You can make that request by writing or calling us. Written requests for these documents should be sent to The Progressive Corporation, Investor Relations, 300 North Commons Blvd., Box W94, Mayfield Village, OH 44143 or emailed to investor_relations@progressive.com. Or you can call us at 440-395-2222 to request these documents.

By Order of the Board of Directors,

David M. Stringer, *Secretary*

March 24, 2025

THE PROGRESSIVE CORPORATION

2024 ANNUAL REPORT TO SHAREHOLDERS

The Progressive Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31,

(millions - except per share amounts)	2024	2023	2022
Revenues			
Net premiums earned	$ 70,799	$ 58,665	$ 49,241
Investment income	2,832	1,892	1,260
Net realized gains (losses) on securities:			
Net realized gains (losses) on security sales	(414)	14	197
Net holding period gains (losses) on securities	679	348	(2,100)
Net impairment losses	(1)	(9)	(9)
Total net realized gains (losses) on securities	264	353	(1,912)
Fees and other revenues	1,064	889	722
Service revenues	413	310	300
Total revenues	75,372	62,109	49,611
Expenses			
Losses and loss adjustment expenses	49,060	45,655	38,123
Policy acquisition costs	5,383	4,665	3,917
Other underwriting expenses	9,462	6,242	5,859
Investment expenses	29	26	24
Service expenses	446	349	297
Interest expense	279	268	244
Goodwill impairment	0	0	225
Total expenses	64,659	57,205	48,689
Net Income			
Income before income taxes	10,713	4,904	922
Provision for income taxes	2,233	1,001	200
Net income	8,480	3,903	722
Other Comprehensive Income (Loss)			
Change in total net unrealized gains (losses) on fixed-maturity securities	193	1,186	(2,843)
Comprehensive income (loss)	$ 8,673	$ 5,089	$ (2,121)
Computation of Earnings Per Common Share			
Net income	$ 8,480	$ 3,903	$ 722
Less: Preferred share dividends and other[1]	17	38	27
Net income available to common shareholders	$ 8,463	$ 3,865	$ 695
Average common shares outstanding—Basic	585.5	584.9	584.4
Net effect of dilutive stock-based compensation	2.2	2.6	2.7
Total average equivalent common shares—Diluted	587.7	587.5	587.1
Basic: Earnings per common share	$ 14.45	$ 6.61	$ 1.19
Diluted: Earnings per common share	$ 14.40	$ 6.58	$ 1.18

[1]All of our outstanding Serial Preferred Shares, Series B, were redeemed in February 2024. See *Note 1 – Reporting and Accounting Policies, Earnings Per Common Share* and *Note 14 – Dividends* for further discussion.

See notes to consolidated financial statements.

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions - except per share amounts)	2024	2023
Assets		
Available-for-sale securities, at fair value:		
Fixed maturities (amortized cost: $77,126 and $62,442)	$ 75,332	$ 60,378
Short-term investments (amortized cost: $615 and $1,790)	615	1,790
Total available-for-sale securities	75,947	62,168
Equity securities, at fair value:		
Nonredeemable preferred stocks (cost: $756 and $977)	728	902
Common equities (cost: $745 and $706)	3,575	2,929
Total equity securities	4,303	3,831
Total investments	80,250	65,999
Cash and cash equivalents	143	85
Restricted cash and cash equivalents	11	15
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	154	100
Accrued investment income	594	438
Premiums receivable, net of allowance for credit losses of $460 and $369	14,369	11,958
Reinsurance recoverables	4,765	5,094
Prepaid reinsurance premiums	349	250
Deferred acquisition costs	1,961	1,687
Property and equipment, net of accumulated depreciation of $1,461 and $1,655	790	881
Net federal deferred income taxes	954	936
Other assets	1,559	1,348
Total assets	$ 105,745	$ 88,691
Liabilities and Shareholders' Equity		
Unearned premiums	$ 23,858	$ 20,134
Loss and loss adjustment expense reserves	39,057	34,389
Accounts payable, accrued expenses, and other liabilities[1]	10,346	7,002
Debt[2]	6,893	6,889
Total liabilities	80,154	68,414
Serial Preferred Shares, Series B, no par value (cumulative, liquidation preference of $1,000 per share) (authorized, issued, and outstanding 0 and 0.5)	0	494
Common shares, $1.00 par value (authorized 900; issued 798, including treasury shares of 212 and 213)	586	585
Paid-in capital	2,145	2,013
Retained earnings	24,283	18,801
Accumulated other comprehensive income (loss):		
Net unrealized gains (losses) on fixed-maturity securities	(1,408)	(1,601)
Net unrealized losses on forecasted transactions	(14)	(14)
Foreign currency translation adjustment	(1)	(1)
Total accumulated other comprehensive income (loss)	(1,423)	(1,616)
Total shareholders' equity	25,591	20,277
Total liabilities and shareholders' equity	$ 105,745	$ 88,691

[1]See *Note 1 – Reporting and Accounting Policies, Commitments and Contingencies* and *Litigation Reserves, Note 12 – Litigation,* and *Note 14 – Dividends* for further discussion.
[2]Consists solely of long-term debt. See *Note 4 – Debt* for further discussion.

See notes to consolidated financial statements.

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31,

(millions - except per share amounts)	2024	2023	2022
Serial Preferred Shares, No Par Value			
Balance, beginning of year	$ 494	$ 494	$ 494
Redemption of Serial Preferred Shares, Series B[1]	(494)	0	0
Balance, end of year	0	494	494
Common Shares, $1.00 Par Value			
Balance, beginning of year	585	585	584
Treasury shares purchased	(1)	(1)	(1)
Net restricted equity awards issued/vested	2	1	2
Balance, end of year	586	585	585
Paid-In Capital			
Balance, beginning of year	2,013	1,893	1,773
Amortization of equity-based compensation	122	121	123
Treasury shares purchased	(2)	(3)	(2)
Net restricted equity awards issued/vested	(2)	(1)	(2)
Reinvested dividends on restricted stock units	14	3	1
Balance, end of year	2,145	2,013	1,893
Retained Earnings			
Balance, beginning of year	18,801	15,721	15,340
Net income	8,480	3,903	722
Treasury shares purchased	(131)	(137)	(96)
Cash dividends declared on common shares ($4.90, $1.15, and $0.40 per share)[1]	(2,869)	(673)	(234)
Cash dividends declared on Serial Preferred Shares, Series B ($15.688377, $60.354787, and $53.75 per share)[1]	(8)	(30)	(27)
Reinvested dividends on restricted stock units	(14)	(3)	(1)
Other, net	24	20	17
Balance, end of year	24,283	18,801	15,721
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of year	(1,616)	(2,802)	41
Other comprehensive income (loss)	193	1,186	(2,843)
Balance, end of year	(1,423)	(1,616)	(2,802)
Total shareholders' equity	$25,591	$20,277	$15,891

[1]See *Note 14 – Dividends* for further discussion.

There are 20 million Serial Preferred Shares authorized. There are 5 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2024	2023	2022
Cash Flows From Operating Activities			
Net income	$ 8,480	$ 3,903	$ 722
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	284	285	306
Net amortization (accretion) of fixed-income securities	(30)	41	(25)
Amortization of equity-based compensation	122	121	123
Net realized (gains) losses on securities	(264)	(353)	1,912
Net (gains) losses on disposition of property and equipment	13	36	(1)
Goodwill impairment	0	0	225
Changes in:			
Premiums receivable	(2,411)	(1,541)	(1,017)
Reinsurance recoverables	329	738	(852)
Prepaid reinsurance premiums	(99)	46	162
Deferred acquisition costs	(274)	(143)	(189)
Income taxes	(358)	181	(515)
Unearned premiums	3,724	2,840	1,678
Loss and loss adjustment expense reserves	4,668	4,030	4,195
Accounts payable, accrued expenses, and other liabilities	1,236	700	199
Other, net	(301)	(241)	(74)
Net cash provided by operating activities	15,119	10,643	6,849
Cash Flows From Investing Activities			
Purchases:			
Fixed maturities	(47,778)	(25,777)	(26,510)
Equity securities	(168)	(86)	(158)
Sales:			
Fixed maturities	25,634	8,235	14,055
Equity securities	267	791	1,496
Maturities, paydowns, calls, and other:			
Fixed maturities	7,006	4,990	5,380
Equity securities	110	65	84
Net (purchases) sales of short-term investments	1,217	1,156	(1,868)
Net change in unsettled security transactions	171	(11)	(178)
Purchases of property and equipment	(285)	(252)	(292)
Sales of property and equipment	77	47	35
Net cash used in investing activities	(13,749)	(10,842)	(7,956)
Cash Flows From Financing Activities			
Redemption of preferred shares[1]	(500)	0	0
Dividends paid to common shareholders[1]	(674)	(234)	(234)
Dividends paid to preferred shareholders[1]	(8)	(43)	(27)
Acquisition of treasury shares for restricted stock tax liabilities	(121)	(95)	(77)
Acquisition of treasury shares acquired in open market	(13)	(46)	(22)
Net proceeds from debt issuance	0	496	1,486
Net cash provided by (used in) financing activities	(1,316)	78	1,126
Increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	54	(121)	19
Cash, cash equivalents, restricted cash, and restricted cash equivalents—beginning of year	100	221	202
Cash, cash equivalents, restricted cash, and restricted cash equivalents—end of year	$ 154	$ 100	$ 221

[1]See *Note 14 – Dividends* for further discussion.

See notes to consolidated financial statements.

1. REPORTING AND ACCOUNTING POLICIES

Nature of Operations The Progressive insurance organization began business in 1937. The financial results of The Progressive Corporation include its subsidiaries and affiliates (references to "subsidiaries" in these notes include affiliates as well). Our insurance subsidiaries write personal and commercial auto insurance, personal residential property insurance, business-related general liability and commercial property insurance predominantly for small businesses, workers' compensation insurance primarily for the transportation industry, and other specialty property-casualty insurance and provide related services.

We report two operating segments. Our Personal Lines segment writes insurance for personal autos and special lines products (i.e., recreational vehicles), collectively referred to as our personal vehicle business, and, beginning in the fourth quarter 2024, personal residential property insurance for homeowners and renters. Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and commercial property insurance predominately for small businesses, and workers' compensation insurance primarily for the transportation industry. We operate our businesses throughout the United States, through both the independent agency and direct channels.

Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation and our wholly owned insurance and non-insurance subsidiaries in which we have a controlling financial interest. All intercompany accounts and transactions are eliminated in consolidation. All revenues are generated from external customers and we do not have a reliance on any major customer.

Estimates We are required to make estimates and assumptions when preparing our financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). As estimates develop into fact, results may, and will likely, differ from those estimates.

Investments Our fixed-maturity securities and short-term investments are accounted for on an available-for-sale basis. Fixed-maturity securities are debt securities, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of our asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs, or other economic factors. These securities are carried at fair value with the corresponding unrealized gains (losses), net of deferred income taxes, reported in accumulated other comprehensive income.

Short-term investments may include commercial paper, repurchase transactions, and other securities expected to mature within one year. From time to time, we may also invest in municipal bonds that have maturity dates that are longer than one year but have either liquidity facilities or mandatory put features within one year.

Equity securities include common stocks, nonredeemable preferred stocks, and other risk investments. Common stocks and nonredeemable preferred stocks are carried at fair value, with the changes in fair value reported in net holding period gains (losses) on securities on the consolidated statements of comprehensive income. Our other risk investments are accounted for under the equity method of accounting. These securities are carried at cost and adjusted for our share of the investee's earnings or losses, with the changes in carrying value reported in investment income.

We did not have any open derivative instruments at December 31, 2024, 2023, or 2022. From time to time, we entered into interest rate swaps to hedge the exposure to variable cash flows of a forecasted transaction (i.e., cash flow hedge).

Derivatives designated as hedges are required to be evaluated on established criteria to determine the effectiveness of their correlation to, and ability to reduce the designated risk of, specific securities or transactions. Effectiveness is required to be reassessed regularly. For cash flow hedges that are deemed to be effective, the changes in fair value of the hedge would be reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction. If a hedge is deemed to become ineffective or discontinued, changes in fair value of the derivative instrument would be reported in income for the current period. See *Note 4 – Debt* for a summary of our closed debt issuance cash flow hedges.

Investment securities are exposed to various risks such as interest rate, market, credit, and liquidity risk. Fair values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio's value in the near term. We routinely monitor our fixed-maturity portfolio for pricing changes that might indicate potential credit losses exist and perform detailed reviews of securities with unrealized losses. For an unrealized loss that we determined to be related to current market conditions, we will not record an allowance for credit losses or write off the unrealized loss for the securities we do not intend to sell. We will continue to monitor these securities to determine if the unrealized loss is due to credit deterioration. If we believe that a potential credit loss exists, we record an allowance for the credit loss and recognize the realized loss as a component of realized gains (losses) in the income statement. Once a credit loss allowance has been established, we continue to evaluate the security, at least quarterly, to determine if changes in conditions have created the need to either increase or decrease the allowance recorded. If we determine that a security with a credit loss allowance previously recorded is likely to be sold prior to the potential recovery of the credit loss, or if we determine that the loss is uncollectible, we reverse the allowance and write down the security to its fair value.

Investment income consists of interest, dividends, accretion, and amortization. Interest is recognized on an accrual basis using the effective yield method, except for asset-backed securities as discussed below. Depending on the nature of the equity instruments, dividends are recorded at either the ex-dividend date or on an accrual basis.

Interest income for asset-backed securities is based on estimated cash flows, including expected changes in interest rates and estimated prepayments of principal. Prepayment assumptions are reviewed and updated quarterly, and effective yields are recalculated when differences arise between the prepayments originally estimated, and the actual prepayments received and currently estimated. For asset-backed securities of high credit quality, the effective yield is recalculated on a retrospective basis to the inception of the investment holding period, and applies the required adjustment, if

any, to the cost basis, with the offset recorded to investment income. For those securities below high credit quality, interest-only securities, and certain asset-backed securities where there is a greater risk of non-performance, the effective yield is recalculated on a prospective basis for future period adjustments, resulting in no current period impact.

Realized gains (losses) on securities are computed based on the first-in first-out method. Realized gains (losses) also include holding period valuation changes on equity securities and hybrid instruments (e.g., securities with embedded options, where the option is a feature of the overall change in the value of the instrument), as well as initial and subsequent changes in credit allowance losses and write-offs for losses deemed uncollectible or securities in a loss position that are expected to be sold prior to the recovery of the credit loss.

Insurance Premiums and Receivables   Insurance premiums written are earned into income on a pro rata basis over the period of risk, based on a daily earnings convention. Accordingly, unearned premiums represent the portion of premiums written with unexpired risk. We write insurance and provide related services to individuals and commercial accounts and offer a variety of payment plans. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk.

For our Personal Lines vehicles and Commercial Lines businesses, we perform a policy-level evaluation to determine the extent to which the premiums receivable balance exceeds the unearned premiums balance. To determine an allowance for credit losses, we evaluate the collectibility of premiums receivables based on historical and current collections experience of the aged exposures, using actuarial analysis. Our estimate of the future recoverability of our projected ultimate at-risk exposures also takes into consideration any unusual circumstances that we may encounter, such as moratoriums or other programs that may suspend collections.

For our Personal Lines property business, the risk of uncollectibility is relatively low. If premiums are unpaid by the policy due date, we provide advance notice of cancellation in accordance with each state's requirements and, if the premiums remain unpaid after the indicated cancellation date, we cancel the policy and write off any remaining balance.

The following table summarizes changes in our allowance for credit loss exposure on our premiums receivable:

(millions)	2024	2023
Balance at January 1	$ 369	$ 343
Increase in allowance[1]	590	540
Write-offs[2]	(499)	(514)
Balance at December 31	$ 460	$ 369

[1]Represents the incremental increase in other underwriting expenses.
[2]Represents the portion of allowance that is reversed when premiums receivables are written off. Premiums receivable balances are written off once we have exhausted our collection efforts.

Deferred Acquisition Costs Deferred acquisition costs include commissions, premium taxes, and other variable underwriting and direct sales costs incurred in connection with the successful acquisition or renewal of insurance contracts. These acquisition costs, net of ceding allowances, are deferred and amortized over the policy period in which the related premiums are earned. We consider anticipated investment income in determining recoverability of these costs. Management believes these costs will be fully recoverable in the near term.

We do not defer any advertising costs. Total advertising costs, which are expensed as incurred, for the years ended December 31, were:

(millions)	Advertising Costs
2024	$ 4,003
2023	1,600
2022	2,033

Loss and Loss Adjustment Expense Reserves Loss reserves represent the estimated liability on claims reported to us, plus reserves for losses incurred but not recorded. These estimates are reported net of amounts estimated to be recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims. The methods of making estimates and establishing these reserves are reviewed regularly and resulting adjustments are reflected in income in the current period. Such loss and loss adjustment expense reserves are susceptible to change.

Reinsurance Our reinsurance activity includes transactions which are categorized as Regulated and Non-Regulated. Regulated refers to plans in which we participate that are governed by insurance regulations and include state-provided reinsurance facilities (e.g.,

Michigan Catastrophic Claims Association, North Carolina Reinsurance Facility, Florida Hurricane Catastrophe Fund), as well as state-mandated involuntary plans for commercial vehicles (Commercial Automobile Insurance Procedures/Plans – CAIP) and federally regulated plans for flood (National Flood Insurance Program – NFIP); we act as a participant in the "Write Your Own" program for the NFIP.

Non-Regulated includes voluntary contractual arrangements primarily related to our Personal Lines property business and to the transportation network company (TNC) business written by our Commercial Lines segment. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums earned. See *Note 7 – Reinsurance* for further discussion.

We routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counterparties to our reinsurance recoverables to determine if an allowance for credit losses should be established.

Income Taxes The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the temporary difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal items giving rise to such differences include:
- unearned premiums reserves;
- investment securities (e.g., net unrealized gains (losses) and net holding period gains (losses) on securities);
- deferred acquisition costs;
- loss and loss adjustment expense reserves;
- non-deductible accruals;
- software development costs; and
- property and equipment.

We review our deferred tax assets regularly for recoverability. See *Note 5 – Income Taxes* for further discussion.

Property and Equipment Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for computer equipment and the straight-line method for all other fixed assets. We evaluate impairment whenever events or circumstances warrant such a review and write off the impaired assets if appropriate.

The cost and useful lives for property and equipment at December 31, were:

($ in millions)		2024		2023	Useful Lives
Land	$	52	$	103	NA
Buildings, improvements, and integrated components		576		733	7-40 years
Capitalized software		469		468	3-10 years
Software licenses (internal use)		396		486	1-6 years
Computer equipment		370		353	3 years
All other property and equipment		388		393	4-10 years
Total cost		2,251		2,536	
Accumulated depreciation		(1,461)		(1,655)	
Balance at end of year	$	790	$	881	

NA = Not applicable; land is not a depreciable asset.

At December 31, 2024 and 2023, we had held for sale properties of $129 million and $77 million, respectively, and capitalized cloud computing arrangement implementation costs, net of amortization, of $121 million and $88 million, which are included in other assets in our consolidated balance sheets. When a property is determined to be held for sale, it is written down to its fair value less estimated costs to sell, as applicable. The increase in held for sale properties since December 31, 2023, primarily reflects a decision to sell certain properties to optimize our real estate portfolio by consolidating employees into other existing properties.

Goodwill and Intangible Assets Goodwill is the excess of the purchase price over the estimated fair value of the assets and liabilities acquired and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. At December 31, 2024 and 2023, we had goodwill of $228 million included in other assets in our consolidated balance sheets, which is primarily attributable to our Personal Lines auto business written through the independent agency channel and related to the April 1, 2015, acquisition of a controlling interest in ARX Holding Corp. There were no changes to the carrying amount of goodwill during the year ended December 31, 2024.

We evaluate our goodwill for impairment at least annually using a qualitative approach. If events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable, we will evaluate it for impairment using a quantitative approach.

In 2022, we recorded an impairment loss of $225 million, related to the goodwill assigned to the reporting units of our Personal Lines property business. There were no previously recorded goodwill impairment losses on any of the outstanding goodwill.

Intangible assets are non-financial assets lacking physical substance (e.g., customer and agency relationships, trade names, software rights) and represent the future economic benefit of those acquired assets.

Goodwill and intangible assets are included in other assets in our consolidated balance sheets. The amortization of intangible assets is included in the other, net line item, and is a component of net cash provided by operating activities, in our consolidated statements of cash flows. The December 31, 2023 and 2022 amounts, which were presented separately in the prior year, were reclassified to conform to the current year presentation.

Guaranty Fund Assessments We are subject to state guaranty fund assessments, which provide for the payment of covered claims or other insurance obligations of insurance companies deemed insolvent. These assessments are accrued after a determination of insolvency has occurred, and we have written the premiums on which the assessments will be based. Assessments are expensed when incurred except for assessments that are available for recoupment from policyholders or are eligible to offset premiums taxes payable, which are capitalized to the extent allowable.

Fees and Other Revenues Fees and other revenues are considered as part of our underwriting operations and primarily represent fees collected from policyholders relating to installment charges in accordance with our bill plans, as well as late payment and insufficient funds fees, and revenue from ceding commissions. Fees and other revenues are generally earned when invoiced, except for excess ceding commissions, which are earned over the policy period.

Service Revenues and Expenses Our service businesses primarily provide insurance-related services. Service revenues and expenses from our commission-based businesses are recorded in the period in which they are earned or incurred.

Equity-Based Compensation We issue time-based and performance-based restricted stock unit awards to key members of management as our form of equity compensation and time-based restricted stock awards to non-employee directors. Collectively, we refer to these awards as restricted equity awards. Generally, restricted equity awards are expensed pro rata over their respective vesting periods (i.e., requisite service period), based on the market value of the awards at the time of grant, with accelerated expense for participants who satisfy qualified retirement eligibility. We record an estimate for expected forfeitures of restricted equity awards based on our historical forfeiture rates.

We credit dividend equivalent units to the unvested management restricted equity awards. Dividend equivalent units for these unvested time-based and performance-based awards are based on the amount of common share dividends declared by the Board of Directors, credited to outstanding restricted equity awards at the time a dividend is paid to shareholders, and distributed upon, or after, vesting of the underlying award.

The total compensation expense recognized for all equity-based compensation for the years ended December 31, was:

(millions)	2024	2023	2022
Pretax expense	$ 122	$ 121	$ 123
Tax benefit[1]	17	17	16

[1]Differs from statutory rate of 21% due to the expected disallowance of certain executive compensation deductions.

Earnings Per Common Share Basic earnings per common share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested, non-employee director, time-based restricted equity awards. Diluted earnings per common share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents, which are calculated using the treasury stock method, include the incremental shares assumed to be issued for:
- earned but unvested time-based restricted equity awards; and

- performance-based restricted equity awards that satisfied certain contingency conditions for unvested common stock equivalents during the period and are highly likely to continue to satisfy the conditions until the date of vesting.

During 2024, we redeemed all of our outstanding Serial Preferred Shares, Series B. See *Note 14 – Dividends* for further discussion. To determine net income available to common shareholders, which is used in the calculation of the per common share amounts, we reduced net income by preferred share dividends, and, for 2024:
- underwriting discounts and commissions on the preferred share issuance;
- initial issuance costs related to the preferred shares; and
- excise taxes related to the preferred share redemption.

For periods when a net loss is reported, earnings per common share would be calculated using basic average equivalent common shares since diluted earnings per share would be antidilutive.

Supplemental Cash Flow Information Cash and cash equivalents include bank demand deposits and daily overnight reverse repurchase commitments of funds held in bank demand deposit accounts by certain subsidiaries. The amount of overnight reverse repurchase commitments, which are not considered part of the investment portfolio, held by these subsidiaries at December 31, 2024, 2023, and 2022, were $127 million, $68 million, and $126 million. Restricted cash and restricted cash equivalents include collateral held against unpaid deductibles and cash that is restricted to pay flood claims under the NFIP's "Write Your Own" program, for which certain subsidiaries are participants.

For the years ended December 31, non-cash activity included the following:

(millions)	2024	2023	2022
Common share dividends[1]	$ 2,695	$ 498	$ 58
Preferred share dividends and redemption[1]	3	0	13
Operating lease liabilities[2]	96	114	36

[1]Includes declared but unpaid dividends and unpaid excise taxes on redemption. See *Note 14 – Dividends* for further discussion.
[2]From obtaining right-of-use assets. See *Note 13 – Leases* for further discussion.

For the years ended December 31, we paid the following:

(millions)	2024	2023	2022
Income taxes[1]	$ 2,585	$ 821	$ 719
Interest	276	265	229
Operating lease liabilities	84	77	83

[1] The increase in income taxes paid in 2024 was primarily driven by higher profitability, compared to the prior years.

Commitments and Contingencies We have certain noncancelable purchase obligations for goods and services with minimum commitments of $1,594 million at December 31, 2024, primarily consisting of software licenses, maintenance on information technology equipment, and media placements. Aggregate payments on these obligations for the years ended December 31, are as follows:

(millions)	Payments
2025	$ 1,001
2026	298
2027	114
2028	36
2029	12
Thereafter	133
Total	$ 1,594

In addition, we have commitments for reinsurance agreements, primarily related to multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years. The minimum commitment under these agreements at December 31, 2024, was $341 million, of which $270 million, $56 million, and $15 million will be paid in 2025, 2026, and 2027, respectively.

Litigation Reserves We establish accruals for pending lawsuits when it is probable that a loss has been, or will be, incurred and we can reasonably estimate potential loss exposure, which may include a range of loss, even though outcomes of these lawsuits are uncertain until final disposition. As to lawsuits for which the loss is considered neither probable nor estimable, or is considered probable but not estimable, we do not establish an accrual. For lawsuits that have settled, but for which settlement is not complete, an accrual is established at our best estimate of the loss exposure. We regularly evaluate pending litigation to determine if any losses not deemed probable and estimable become so, at which point we would establish an accrual at either our best estimate of the loss or the lower end of the range of loss.

New Accounting Standards On January 1, 2024, we began amortizing the remaining original cost of tax equity investments to the provision for income taxes, since certain conditions were met, on the modified retrospective basis, pursuant to an Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board. Previously, these investments were accounted for under the equity method of accounting and the amortization was recognized as a net impairment loss on the consolidated statements of comprehensive income. The adoption of the ASU had no cumulative effect on retained earnings and did not have a material impact on our financial condition or results of operations. The amount of income tax credits and investment amortization recognized for the year ended December 31, 2024, and the carrying amount of the tax credit investments at December 31, 2024, were not material to our financial condition or results of operations and, therefore, no additional disclosure is provided.

Effective for our 2024 year end reporting, we adopted the ASU related to additional disclosures on segment reporting. The additional disclosures are intended to provide users of the financial statements with more transparent information about an entity's significant segment expenses, measures of segment profit or loss, and a discussion of how these measures are used by the chief operating decision maker to assess operating segment performance. Other than the new disclosures added to *Note 10 – Segment Information,* there was no impact to our financial condition or results of operations related to this standard.

2. INVESTMENTS

The following tables present the composition of our investment portfolio by major security type:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2024						
Available-for-sale securities:						
Fixed maturities:						
U.S. government obligations	$ 47,103	$ 36	$ (1,151)	$ 0	$ 45,988	57.3%
State and local government obligations	2,893	2	(117)	0	2,778	3.5
Foreign government obligations	16	0	0	0	16	0
Corporate and other debt securities	14,111	65	(215)	(7)	13,954	17.4
Residential mortgage-backed securities	1,600	9	(11)	3	1,601	2.0
Commercial mortgage-backed securities	4,721	7	(376)	0	4,352	5.4
Other asset-backed securities	6,682	26	(65)	0	6,643	8.3
Total fixed maturities	77,126	145	(1,935)	(4)	75,332	93.9
Short-term investments	615	0	0	0	615	0.7
Total available-for-sale securities	77,741	145	(1,935)	(4)	75,947	94.6
Equity securities:						
Nonredeemable preferred stocks	756	0	0	(28)	728	0.9
Common equities	745	0	0	2,830	3,575	4.5
Total equity securities	1,501	0	0	2,802	4,303	5.4
Total portfolio[1]	$ 79,242	$ 145	$ (1,935)	$ 2,798	$ 80,250	100.0%

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2023						
Available-for-sale securities:						
Fixed maturities:						
U.S. government obligations	$ 37,823	$ 204	$ (1,158)	$ 0	$ 36,869	55.9%
State and local government obligations	2,338	3	(138)	0	2,203	3.3
Foreign government obligations	17	0	(1)	0	16	0.1
Corporate and other debt securities	11,634	87	(335)	(28)	11,358	17.2
Residential mortgage-backed securities	427	0	(10)	0	417	0.6
Commercial mortgage-backed securities	4,536	2	(598)	0	3,940	6.0
Other asset-backed securities	5,667	16	(107)	(1)	5,575	8.4
Total fixed maturities	62,442	312	(2,347)	(29)	60,378	91.5
Short-term investments	1,790	0	0	0	1,790	2.7
Total available-for-sale securities	64,232	312	(2,347)	(29)	62,168	94.2
Equity securities:						
Nonredeemable preferred stocks	977	0	0	(75)	902	1.4
Common equities	706	0	0	2,223	2,929	4.4
Total equity securities	1,683	0	0	2,148	3,831	5.8
Total portfolio[1]	$ 65,915	$ 312	$ (2,347)	$ 2,119	$ 65,999	100.0%

[1] At December 31, 2024, we had $125 million of net unsettled security transactions included in other liabilities, compared to $46 million of net unsettled security transactions included in other assets at December 31, 2023.
The total fair value of the portfolio at December 31, 2024 and 2023, included $6.2 billion and $4.2 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions. A portion of these investments were sold and proceeds used to pay our common share dividends in January 2025; see *Note 14 – Dividends* for additional information.

Certain fixed-maturity securities previously categorized as redeemable preferred stocks in our footnote disclosures are currently classified as corporate and other debt securities to reflect the accurate categorization based on the underlying features of these securities. The December 31, 2023 amounts, which were previously presented separately as redeemable preferred stocks in our *Note 2 – Investments* and *Note 3 – Fair Valu*e tables, were reclassified to conform to the current year presentation. The reclassification did not have an impact on our total fixed-maturity securities or our results of operations, financial condition, or cash flows.

At December 31, 2024, bonds and certificates of deposit in the principal amount of $774 million were on deposit to meet state insurance regulatory requirements. We did not hold any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders' equity at December 31, 2024 or 2023. At December 31, 2024, we did not hold any debt securities that were non-income producing during the preceding 12 months.

Hybrid Securities   Certain securities in our fixed-maturity portfolio are accounted for as hybrid securities because they contain embedded derivatives that are not deemed to be clearly and closely related to the host investments.

These securities are reported at fair value at December 31:

(millions)	2024	2023
Fixed Maturities:		
Corporate and other debt securities	$ 608	$ 672
Residential mortgage-backed securities	479	324
Other asset-backed securities	1	14
Total hybrid securities	$ 1,088	$ 1,010

Since the embedded derivatives (e.g., change-in-control put option, debt-to-equity conversion, or any other feature unrelated to the credit quality or risk of default of the issuer that could impact the amount or timing of our expected future cash flows) do not have observable intrinsic values, we use the fair value option to record the changes in fair value of these securities through income as a component of net realized gains (losses).

Fixed Maturities   The composition of fixed maturities by maturity at December 31, 2024, was:

(millions)	Cost	Fair Value
Less than one year	$ 7,620	$ 7,588
One to five years	56,663	55,465
Five to ten years	12,590	12,027
Ten years or greater	253	252
Total	$ 77,126	$ 75,332

Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities that do not have a single maturity date are reported based upon expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

Gross Unrealized Losses The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

($ in millions)	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater		
				No. of Sec.	Fair Value	Gross Unrealized Losses	No. of Sec.	Fair Value	Gross Unrealized Losses
December 31, 2024									
U.S. government obligations	113	$ 38,782	$ (1,151)	39	$ 30,257	$ (418)	74	$ 8,525	$ (733)
State and local government obligations	379	2,339	(117)	127	783	(6)	252	1,556	(111)
Corporate and other debt securities	304	7,034	(215)	122	2,935	(33)	182	4,099	(182)
Residential mortgage-backed securities	40	428	(11)	12	377	(4)	28	51	(7)
Commercial mortgage-backed securities	153	3,294	(376)	8	264	(16)	145	3,030	(360)
Other asset-backed securities	84	1,907	(65)	34	912	(8)	50	995	(57)
Total fixed maturities	1,073	$ 53,784	$ (1,935)	342	$ 35,528	$ (485)	731	$ 18,256	$ (1,450)

($ in millions)	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater		
				No. of Sec.	Fair Value	Gross Unrealized Losses	No. of Sec.	Fair Value	Gross Unrealized Losses
December 31, 2023									
U.S. government obligations	147	$ 28,225	$ (1,158)	25	$ 11,890	$ (100)	122	$ 16,335	$ (1,058)
State and local government obligations	324	1,846	(138)	31	170	(1)	293	1,676	(137)
Foreign government obligations	1	16	(1)	0	0	0	1	16	(1)
Corporate and other debt securities	316	6,675	(335)	26	617	(14)	290	6,058	(321)
Residential mortgage-backed securities	39	88	(10)	2	0	0	37	88	(10)
Commercial mortgage-backed securities	189	3,913	(598)	1	31	(3)	188	3,882	(595)
Other asset-backed securities	207	3,299	(107)	41	640	(1)	166	2,659	(106)
Total fixed maturities	1,223	$ 44,062	$ (2,347)	126	$ 13,348	$ (119)	1,097	$ 30,714	$ (2,228)

A review of the securities in an unrealized loss position indicated that the issuers were current with respect to their interest obligations and that there was no evidence of deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity.

We had 19 securities, across 12 issuers, that had their credit ratings downgraded, with a combined fair value of $429 million and an unrealized loss of $61 million as of December 31, 2024. Based on our analysis of these securities, no credit loss allowance was required.

Allowance For Credit and Uncollectible Losses We are required to measure the amount of potential credit losses for all fixed-maturity securities in an unrealized loss position. We did not record any allowances for credit losses or any write-offs for credit losses deemed to be uncollectible during 2024 or 2023 and did not have a material credit loss allowance balance as of December 31, 2024 or 2023. We considered several factors and inputs related to the individual securities as part of our analysis. The methodology and significant inputs used to measure the amount of credit losses in our portfolio included:

- current performance indicators on the business model or underlying assets (e.g., delinquency rates, foreclosure rates, and default rates);
- credit support (via current levels of subordination);
- historical credit ratings; and
- updated cash flow expectations based upon these performance indicators.

In order to determine the amount of credit loss, if any, we initially reviewed securities in a loss position to determine whether it was likely that we would be required, or intended, to sell any of the securities prior to the recovery of their respective cost bases (which could be maturity). If we were likely to, or intended to, sell prior to a potential recovery, we would write off the full unrealized loss. At December 31, 2024, we wrote down $1 million of unrealized loss on securities we intended to sell prior to their recovery; we did not record any write-downs on securities we intended to sell during 2023.

For those securities that we determined we were not likely to, or did not intend to, sell prior to a potential recovery, we performed additional analysis to determine if the loss was credit related. For securities subject to credit-related loss, we calculated the net present value (NPV) of the cash flows expected (i.e., expected recovery value) using the current book yield for each security. The NPV was then compared to the security's current amortized value to determine if a credit loss existed. In the event that the NPV was below the amortized value, and the amount was determined to be material on any specific security, or in the aggregate, a credit loss would be deemed to exist, and either an allowance for credit losses would be created, or if an allowance currently existed, either a recovery of the previous allowance, or an incremental loss, would be recorded to net realized gains (losses) on securities.

As of December 31, 2024 and 2023, we believe that none of the unrealized losses on our fixed-maturity securities were related to material credit losses on any specific securities, or in the aggregate. We continue to expect all the securities in our fixed-maturity portfolio to pay their principal and interest obligations.

In addition, we reviewed our accrued investment income outstanding on those securities in an unrealized loss position at December 31, 2024 and 2023, to determine if the accrued interest amounts were uncollectible. Based on our analysis, we believe the issuers have sufficient liquidity and capital reserves to meet their current interest, and future principal, obligations and, therefore, did not write off any accrued income as uncollectible at December 31, 2024 or 2023.

Realized Gains (Losses) The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2024	2023	2022
Gross realized gains on security sales			
Available-for-sale securities:			
U.S. government obligations	$ 64	$ 12	$ 11
Corporate and other debt securities	13	1	8
Residential mortgage-backed securities	1	1	1
Commercial mortgage-backed securities	1	0	0
Total available-for-sale securities	79	14	20
Equity securities:			
Nonredeemable preferred stocks	0	0	18
Common equities	33	381	846
Total equity securities	33	381	864
Subtotal gross realized gains on security sales	112	395	884
Gross realized losses on security sales			
Available-for-sale securities:			
U.S. government obligations	(443)	(64)	(434)
State and local government obligations	(1)	0	(1)
Corporate and other debt securities	(54)	(86)	(88)
Commercial mortgage-backed securities	(22)	(107)	(72)
Other asset-backed securities	0	(6)	(4)
Total available-for-sale securities	(520)	(263)	(599)
Equity securities:			
Nonredeemable preferred stocks	(18)	(118)	(10)
Common equities	(24)	(22)	(78)
Total equity securities	(42)	(140)	(88)
Subtotal gross realized losses on security sales	(562)	(403)	(687)
Net realized gains (losses) on security sales			
Available-for-sale securities:			
U.S. government obligations	(379)	(52)	(423)
State and local government obligations	(1)	0	(1)
Corporate and other debt securities	(41)	(85)	(80)
Residential mortgage-backed securities	1	1	1
Commercial mortgage-backed securities	(21)	(107)	(72)
Other asset-backed securities	0	(6)	(4)
Total available-for-sale securities	(441)	(249)	(579)
Equity securities:			
Nonredeemable preferred stocks	(18)	(118)	8
Common equities	9	359	768
Total equity securities	(9)	241	776
Subtotal net realized gains (losses) on security sales	(450)	(8)	197
Other assets			
Gain	36	22	0
Net holding period gains (losses)			
Hybrid securities	25	45	(82)
Equity securities	654	303	(2,018)
Subtotal net holding period gains (losses)	679	348	(2,100)
Impairment losses			
Fixed-maturity securities	(1)	0	0
Other assets	0	(9)	(9)
Subtotal impairment losses	(1)	(9)	(9)
Total net realized gains (losses) on securities	$ 264	$ 353	$ (1,912)

During 2024 and 2022, the majority of our security sales were U.S. Treasury Notes that were sold for duration management. We also selectively sold securities that we viewed as having less attractive risk/reward profiles. During 2023, the gross losses were primarily related to:

(i) commercial mortgage-backed securities, as we reduced certain positions that we believed would be sensitive to potential future economic uncertainty; (ii) corporate debt securities, as we sold some longer duration securities that had less attractive risk/reward profiles; and (iii) nonredeemable preferred stocks, predominantly due to the sale of certain holdings in U.S. bank preferred stocks.

During both 2023 and 2022, the gross gains in common equities reflected sales of securities, as part of our plan to incrementally reduce risk in the portfolio in response to our view of the potential of a more difficult economic environment.

The other asset gain for all periods presented is related to proceeds received as a result of litigation in conjunction with three renewable energy investments we made from 2016 through 2018 (the original investments were previously written down in full).

The following table reflects our holding period realized gains (losses) recognized on equity securities held at the respective periods ended December 31:

(millions)	2024	2023	2022
Total net gains (losses) recognized during the period on equity securities	$ 645	$ 544	$ (1,242)
Less: Net gains (losses) recognized on equity securities sold during the period	(9)	241	776
Net holding period gains (losses) recognized during the period on equity securities held at period end	$ 654	$ 303	$ (2,018)

Net Investment Income   The components of net investment income for the years ended December 31, were:

(millions)	2024	2023	2022
Available-for-sale securities:			
Fixed maturities:			
U.S. government obligations	$1,489	$ 864	$ 339
State and local government obligations	61	48	40
Corporate and other debt securities	572	376	300
Residential mortgage-backed securities	47	29	31
Commercial mortgage-backed securities	195	196	191
Other asset-backed securities	332	193	175
Total fixed maturities	2,696	1,706	1,076
Short-term investments	53	92	53
Total available-for-sale securities	2,749	1,798	1,129
Equity securities:			
Nonredeemable preferred stocks	39	51	70
Common equities	44	43	61
Total equity securities	83	94	131
Investment income	2,832	1,892	1,260
Investment expenses	(29)	(26)	(24)
Net investment income	$2,803	$1,866	$1,236

On a year-over-year basis, investment income (interest and dividends) increased 50% in both 2024 and 2023, compared to the prior years. Growth in invested assets and an increase in recurring investment book yield contributed to the increase in investment income. The book yield increase primarily reflected investing new cash from insurance operations, and proceeds from maturing bonds, in higher coupon rate securities.

3. FAIR VALUE

We have categorized our financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:

- *Level 1*: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. government obligations, which are continually priced on a daily basis, active exchange-traded equity securities, and certain short-term securities).
- *Level 2*: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- *Level 3*: Inputs that are unobservable. Unobservable inputs reflect our subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain privately held investments).

Determining the fair value of the investment portfolio is the responsibility of management. As part of that responsibility, we evaluate whether a market is distressed or inactive in determining the fair value for our portfolio. We review certain market level inputs to evaluate whether sufficient activity, volume, and new issuances exist to create an active market. Based on this evaluation, we concluded that there was sufficient activity related to the sectors and securities for which we obtained valuations.

The composition of the investment portfolio by major security type and our outstanding debt was:

	Fair Value				
(millions)	**Level 1**	**Level 2**	**Level 3**	**Total**	**Cost**
December 31, 2024					
Fixed maturities:					
U.S. government obligations	$ 45,988	$ 0	$ 0	$ 45,988	$ 47,103
State and local government obligations	0	2,778	0	2,778	2,893
Foreign government obligations	0	16	0	16	16
Corporate and other debt securities	0	13,949	5	13,954	14,111
Residential mortgage-backed securities	0	1,601	0	1,601	1,600
Commercial mortgage-backed securities	0	4,352	0	4,352	4,721
Other asset-backed securities	0	6,643	0	6,643	6,682
Total fixed maturities	45,988	29,339	5	75,332	77,126
Short-term investments	613	2	0	615	615
Total available-for-sale securities	46,601	29,341	5	75,947	77,741
Equity securities:					
Nonredeemable preferred stocks	0	676	52	728	756
Common equities:					
Common stocks	3,527	0	23	3,550	720
Other risk investments	0	0	25	25	25
Subtotal common equities	3,527	0	48	3,575	745
Total equity securities	3,527	676	100	4,303	1,501
Total portfolio	$ 50,128	$ 30,017	$ 105	$ 80,250	$ 79,242
Debt	$ 0	$ 6,173	$ 0	$ 6,173	$ 6,893

(millions)	Fair Value				
	Level 1	Level 2	Level 3	Total	Cost
December 31, 2023					
Fixed maturities:					
U.S. government obligations	$ 36,869	$ 0	$ 0	$ 36,869	$ 37,823
State and local government obligations	0	2,203	0	2,203	2,338
Foreign government obligations	0	16	0	16	17
Corporate and other debt securities	0	11,355	3	11,358	11,634
Residential mortgage-backed securities	0	417	0	417	427
Commercial mortgage-backed securities	0	3,940	0	3,940	4,536
Other asset-backed securities	0	5,575	0	5,575	5,667
Total fixed maturities	36,869	23,506	3	60,378	62,442
Short-term investments	1,757	33	0	1,790	1,790
Total available-for-sale securities	38,626	23,539	3	62,168	64,232
Equity securities:					
Nonredeemable preferred stocks	0	838	64	902	977
Common equities:					
Common stocks	2,886	0	22	2,908	685
Other risk investments	0	0	21	21	21
Subtotal common equities	2,886	0	43	2,929	706
Total equity securities	2,886	838	107	3,831	1,683
Total portfolio	$ 41,512	$ 24,377	$ 110	$ 65,999	$ 65,915
Debt	$ 0	$ 6,431	$ 0	$ 6,431	$ 6,889

Our portfolio valuations, excluding short-term investments, classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including pricing vendors, dealers/market makers, and exchange-quoted prices.

Our short-term investments classified as Level 1 are highly liquid, actively marketed, and have a very short duration, primarily 90 days or less to redemption. These securities are held at their original cost, adjusted for any accretion of discount, since that value very closely approximates what an active market participant would be willing to pay for such securities. The remainder of our short-term investments are classified as Level 2 and are not priced externally since these securities continually trade at par value. These securities are classified as Level 2 since they are primarily longer-dated securities issued by municipalities that contain either liquidity facilities or mandatory put features within one year.

At both December 31, 2024 and 2023, vendor-quoted prices represented 93% of our Level 1 classifications (excluding short-term investments). The securities quoted by vendors in Level 1 primarily represent our holdings in U.S. Treasury Notes, which are frequently traded, and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on active exchanges.

At both December 31, 2024 and 2023, vendor-quoted prices comprised 100% of our Level 2 classifications (excluding short-term investments). In our process for selecting a source (e.g., dealer or pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews. We review quality control measures of our sources as they become available to determine if any significant changes have occurred from period to period that might indicate issues or concerns regarding their evaluation or market coverage.

As part of our pricing procedures, we obtain quotes from more than one source to help us fully evaluate the market price of securities. However, our internal pricing policy is to use a consistent source for individual securities in order to maintain the integrity of our valuation process. Quotes obtained from the sources are not considered binding offers to transact. Under our policy, when a review of the valuation received from our selected source appears to be outside of what is considered market level activity (which is defined as trading at spreads or yields significantly different than those of comparable securities or outside the general sector level movement without a reasonable explanation), we may use an alternate source's price. To the extent we determine that it may be prudent to substitute one source's price for another, we will contact the initial source to obtain an understanding of the factors that may be contributing to the significant price variance.

To allow us to determine if our initial source is providing a price that is outside of a reasonable range, we review our portfolio pricing on a weekly basis. When necessary, we challenge prices from our sources when a price provided does not match our expectations based on our evaluation of market trends and activity. Initially, we perform a review of our portfolio by sector to identify securities whose prices appear outside of a reasonable range. We then perform a more detailed review of fair values for securities disclosed as Level 2. We review dealer bids and quotes for these and/or similar securities to determine the market level context for our valuations. We then evaluate inputs relevant for each class of securities disclosed in the preceding hierarchy tables.

For structured debt securities, including commercial, residential, and other asset-backed securities, we evaluate available market-related data for these and similar securities related to collateral, delinquencies, and defaults for historical trends and reasonably estimable projections, as well as historical prepayment rates and current prepayment assumptions and cash flow estimates. We further stratify each class of structured debt securities into more finite sectors (e.g., planned amortization class, first pay, second pay, senior, and subordinated) and use duration, credit quality, and coupon to determine if the fair value is appropriate.

For corporate and other debt, nonredeemable preferred stock, and the notes issued by The Progressive Corporation (see *Note 4 – Debt*), we review securities by duration, credit quality, and coupon, as well as changes in interest rate and credit spread movements within that stratification. The review also includes recent trades, including: volume traded at various levels that establish a market; issuer specific fundamentals; and industry-specific economic news as it comes to light.

For municipal securities (e.g., general obligations, revenue, and housing), we stratify the portfolio to evaluate securities by type, duration, credit quality, and coupon to review price changes relative to credit spread and interest rate changes. Additionally, we look to economic data as it relates to geographic location as an indication of price-to-call or maturity predictors. For municipal housing securities, we look to changes in cash flow projections, both historical and reasonably estimable projections, to understand yield changes and their effect on valuation.

For short-term securities, we look at acquisition price relative to the coupon or yield. Since our short-term securities are typically 90 days or less to maturity, with the majority listed in Level 2 being 30 days or less to redemption, we believe that acquisition price is the best estimate of fair value.

We also review data assumptions as supplied by our sources to determine if that data is relevant to current market conditions. In addition, we independently review each sector for transaction volumes, new issuances, and changes in spreads, as well as the overall movement of interest rates along the yield curve to determine if sufficient activity and liquidity exists to provide a credible source for our market valuations.

During each valuation period, we create internal estimations of portfolio valuation (performance returns), based on current market-related activity (i.e., interest rate and credit spread movements and other credit-related factors) within each major sector of our portfolio. We compare our internally generated portfolio results with those generated based on quotes we receive externally and research material valuation differences. We compare our results to index returns for each major sector adjusting for duration and credit quality differences to better understand our portfolio's results. Additionally, we review on a monthly basis our external sales transactions and compare the actual final market sales prices to previous market valuation prices. This review provides us further validation that our pricing sources are providing market level prices, since we are able to explain significant price changes (i.e., greater than 2%) as known events occur in the marketplace and affect a particular security's price at sale.

This analysis provides us with additional comfort regarding the source's process, the quality of its review, and its willingness to improve its analysis based on feedback from clients. We believe this effort helps ensure that we are reporting the most representative fair values for our securities.

After all the valuations are received and our review of Level 2 securities is complete, if the inputs used by vendors are determined to not contain sufficient observable market information, we will reclassify the affected securities to Level 3.

Except as described below, our Level 3 securities are priced externally; however, due to several factors (e.g., nature of the securities, level of activity, and lack of similar securities trading to obtain observable market level inputs), these valuations are more subjective in nature.

To the extent we receive prices from external sources (e.g., broker and valuation firm) for the Level 3 securities, we review those prices for reasonableness using internally developed assumptions and then compare our derived prices to the prices received from the external sources. Based on our review, all prices received from external sources remained unadjusted.

If we do not receive prices from an external source, we perform an internal fair value comparison, which includes a review and analysis of market-comparable securities, to determine if fair value changes are needed. Based on this analysis, certain private equity investments included in the Level 3 category remain valued at cost or were priced using a recent transaction as the basis for fair value. At least annually, these private equity investments are priced by an external source.

Our Level 3 other risk investments include securities accounted for under the equity method of accounting and, therefore, are not subject to fair value reporting. Since these securities represent less than 0.1% of our total portfolio, we will continue to include them in our Level 3 disclosures and report the activity from these investments as "other" changes in the summary of changes in fair value table and categorize these securities as "pricing exemption securities" in the quantitative information table.

During 2024 and 2023, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

Due to the relative size of the Level 3 securities' fair values, compared to the total portfolio's fair value, any changes in pricing methodology would not have a significant change in valuation that would materially impact net or comprehensive income.

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2024 and 2023:

(millions)	Level 3 Fair Value							
	Fair Value at Dec. 31, 2023	Calls/ Maturities/ Paydowns/ Other	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation[1]	Net Transfers In (Out)	Fair Value at Dec. 31, 2024
Fixed maturities:								
Corporate and other debt securities	$ 3	$ 0	$ 2	$ 0	$ 0	$ 0	$ 0	$ 5
Equity securities:								
Nonredeemable preferred stocks	64	0	0	0	0	(12)	0	52
Common equities:								
Common stocks	22	0	0	0	0	1	0	23
Other risk investments	21	4	0	0	0	0	0	25
Total Level 3 securities	$ 110	$ 4	$ 2	$ 0	$ 0	$ (11)	$ 0	$ 105

(millions)	Level 3 Fair Value							
	Fair Value at Dec. 31, 2022	Calls/ Maturities/ Paydowns/ Other	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation[1]	Net Transfers In (Out)	Fair Value at Dec. 31, 2023
Fixed maturities:								
Corporate and other debt securities	$ 0	$ 0	$ 3	$ 0	$ 0	$ 0	$ 0	$ 3
Equity securities:								
Nonredeemable preferred stocks	84	(8)	1	0	0	(13)	0	64
Common equities:								
Common stocks	18	8	0	(10)	9	(3)	0	22
Other risk investments	20	1	0	0	0	0	0	21
Total Level 3 securities	$ 122	$ 1	$ 4	$ (10)	$ 9	$ (16)	$ 0	$ 110

[1]For fixed maturities, amounts included are unrealized gains (losses) included in accumulated other comprehensive income (loss) on our consolidated balance sheets. For equity securities, amounts included are net holding period gains (losses) on securities on our consolidated statements of comprehensive income.

The following tables provide a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31:

($ in millions)	Fair Value at Dec. 31, 2024	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Quantitative Information about Level 3 Fair Value Measurements					
Fixed maturities:					
Corporate and other debt securities	$ 5	Market comparables	Weighted average market capitalization price change %	(1.4)% to (1.3)%	(1.4)%
Equity securities:					
Nonredeemable preferred stocks	52	Market comparables	Weighted average market capitalization price change %	(14.1)% to 6.0%	(2.7)%
Common stocks	23	Market comparables	Weighted average market capitalization price change %	(41.3)% to 95.9%	6.0%
Subtotal Level 3 securities	80				
Pricing exemption securities	25				
Total Level 3 securities	$ 105				

($ in millions)	Fair Value at Dec. 31, 2023	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Quantitative Information about Level 3 Fair Value Measurements					
Fixed maturities:					
Corporate and other debt securities	$ 3	Market comparables	Weighted average market capitalization price change %	0.3% to 7.7%	2.6%
Equity securities:					
Nonredeemable preferred stocks	64	Market comparables	Weighted average market capitalization price change %	17.2% to 39.7%	21.7%
Common stocks	22	Market comparables	Weighted average market capitalization price change %	(45.8)% to 95.6%	39.7%
Subtotal Level 3 securities	89				
Pricing exemption securities	21				
Total Level 3 securities	$ 110				

4. DEBT

Debt at December 31, consisted of the following Senior Notes:

($ in millions)				2024		2023	
Principal Amount	**Interest Rate**	**Issuance Date**	**Maturity Date**	**Carrying Value**	**Fair Value**	**Carrying Value**	**Fair Value**
$ 500	2.45%	August 2016	2027	$ 499	$ 479	$ 499	$ 469
500	2.50	March 2022	2027	499	479	498	469
300	6 5/8	March 1999	2029	298	320	298	329
550	4.00	October 2018	2029	547	534	547	543
500	3.20	March 2020	2030	498	462	497	462
500	3.00	March 2022	2032	497	439	496	446
400	6.25	November 2002	2032	397	430	397	446
500	4.95	May 2023	2033	497	495	496	513
350	4.35	April 2014	2044	347	298	347	314
400	3.70	January 2015	2045	396	308	396	325
850	4.125	April 2017	2047	842	684	842	756
600	4.20	March 2018	2048	591	490	591	534
500	3.95	March 2020	2050	491	386	491	422
500	3.70	March 2022	2052	494	369	494	403
Total				$ 6,893	$ 6,173	$ 6,889	$ 6,431

All of the outstanding debt was issued by The Progressive Corporation and includes amounts that were borrowed for general corporate purposes, which may include contributions to the capital of its insurance subsidiaries, payments of debt at maturity, or may be used, or made available for use, for other business purposes. Fair values for these debt instruments are obtained from external sources. There are no restrictive financial covenants or credit rating triggers on the outstanding debt.

Interest on all debt is payable semiannually at the stated rates. All principal is due at the stated maturity. Each note is redeemable, in whole or in part, at any time; however, the redemption price will equal the greater of the principal amount of the note or a "make whole" amount calculated by reference to the present values of remaining scheduled principal and interest payments under the note. There was no short-term debt outstanding at December 31, 2024 or 2023.

Aggregate required principal payments on debt outstanding at December 31, 2024, were as follows:

(millions)	Payments
2025	$ 0
2026	0
2027	1,000
2028	0
2029	850
Thereafter	5,100
Total	$ 6,950

Prior to certain issuances of our debt securities, we entered into forecasted transactions to hedge against possible rises in interest rates. When the contracts were closed upon the issuance of the applicable debt securities, we recognized the unrealized gains (losses) on these contracts as part of accumulated other comprehensive income (see *Note 1 – Reporting and Accounting Policies, Investments* for further discussion). These unrealized gains (losses) are amortized as adjustments to interest expense over the life of the related notes.

The following table shows the original gain (loss) recognized at debt issuance and the unamortized balance at December 31, 2024, on a pretax basis:

(millions)	Unrealized Gain (Loss) at Issuance	Unamortized Balance at December 31, 2024
6 5/8% Senior Notes due 2029	$ (4)	$ (2)
6.25% Senior Notes due 2032	5	2
4.35% Senior Notes due 2044	(2)	(1)
3.70% Senior Notes due 2045	(13)	(10)
4.125% Senior Notes due 2047	(8)	(7)

In 2024, 2023, and 2022, there were minimal net reclassifications of net pretax unrealized losses from accumulated other comprehensive income to interest expense on our closed debt issuance cash flow hedges.

During 2024, The Progressive Corporation renewed its line of credit with PNC Bank, National Association (PNC), in the maximum principal amount of $300 million. Subject to the terms and conditions of the line of credit documents, advances under the line of credit, if any, will bear interest at a variable rate equal to the 1-month term Secured Overnight Financing Rate (SOFR) plus 1.10%. Each advance must be repaid on the 30th day after the date of the advance or, if earlier, on April 30, 2025, the expiration date of the line of credit. Prepayments are permitted without penalty. The line of credit is uncommitted and, as such, all advances are subject to PNC's discretion. We had no borrowings under the line of credit in 2024 or 2023.

5. INCOME TAXES

The components of our income tax provision for the years ended December 31, were as follows:

(millions)	2024	2023	2022
Current tax provision			
Federal	$ 2,247	$ 1,102	$ 733
State	58	19	13
Deferred tax expense (benefit)			
Federal	(70)	(120)	(529)
State	(2)	0	(17)
Total income tax provision	$ 2,233	$ 1,001	$ 200

The provision for income taxes in the consolidated statements of comprehensive income differed from the statutory rate for the years ended December 31, as follows:

	2024		2023		2022	
($ in millions)	Expense (Benefit)	Rate Impact	Expense (Benefit)	Rate Impact	Expense (Benefit)	Rate Impact
Income before income taxes	$10,713		$4,904		$922	
Tax at statutory federal rate	$ 2,250	21%	$1,030	21%	$194	21%
Tax effect of:						
State income taxes, net of federal taxes	44	0	15	0	(3)	0
Stock-based compensation	(34)	0	(22)	(1)	(18)	(2)
Tax-deductible dividends	(18)	0	(5)	0	(2)	0
Nondeductible compensation expense	10	0	10	0	11	1
Tax-preferenced investment income	(10)	0	(10)	0	(13)	(1)
Tax credits	(7)	0	(17)	0	(15)	(2)
Goodwill impairment[1]	0	0	0	0	47	5
Other items, net	(2)	0	0	0	(1)	0
Total income tax provision	$ 2,233	21%	$1,001	20%	$200	22%

[1] The ARX Holding Corp. acquisition did not create goodwill for income tax purposes. As a result, the impairment was not deductible for income tax purposes.

Deferred income taxes reflect the tax effects of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The following table shows the components of the net deferred tax assets and liabilities at December 31:

(millions)	2024	2023
Federal deferred income tax assets:		
Unearned premiums reserve	$ 991	$ 836
Net unrealized losses on fixed-maturity securities	376	427
Loss and loss adjustment expense reserves	342	293
Non-deductible accruals	274	238
Software development costs	89	66
Operating lease liabilities	41	37
Hedges on forecasted transactions	4	4
Other	27	13
Federal deferred income tax liabilities:		
Net holding period gains on equity securities	(588)	(451)
Deferred acquisition costs	(412)	(354)
Property and equipment	(85)	(88)
Operating lease assets	(41)	(37)
Investment basis differences	(22)	0
Prepaid expenses	(10)	(6)
Loss and loss adjustment expense reserve transition adjustment	(8)	(16)
Other	(24)	(26)
Net federal deferred income taxes	954	936
State deferred income tax assets[1]	42	40
Total	$ 996	$ 976

[1]State deferred tax assets are recorded in other assets on our consolidated balance sheets.

Although realization of the deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2024 or 2023. We believe our deferred tax asset related to net unrealized losses on fixed-maturity securities will be realized based on the existence of current temporary differences related to unrealized gains in our equity portfolio and prior-year capital gains.

At December 31, 2024 and 2023, we had net current income taxes payable of $26 million and $312 million, respectively, which were reported in accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets. This balance, which represented our estimated tax liability for the year less payments made during the year, and less any taxes paid in prior years recoverable through carryback, may fluctuate from period to period due to normal timing differences.

At December 31, 2024 and 2023, we have not recorded any unrecognized tax benefits or related interest and penalties. For the years ended December 31, 2024, 2023, and 2022, we recognized immaterial amounts of interest and penalties as a component of the income tax provision.

The Progressive Corporation and its subsidiaries file a consolidated federal income tax return. All federal income tax years prior to 2021 are generally closed to examination; however, 2016 remains open for a tax credit partnership investment. The statute of limitations also remains open for the final consolidated federal income tax return for the Protective Insurance Corporation and subsidiaries for the period from January 1, 2021 through the June 2021 acquisition date. The statute of limitations for state income tax purposes generally remains open for three to four years from the return filing date, depending upon the jurisdiction. There has been no significant state income tax audit activity.

6. LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

We write personal and commercial auto insurance, personal residential property insurance, business-related general liability and commercial property insurance predominantly for small businesses, workers' compensation insurance primarily for the transportation industry, and other specialty property-casualty insurance and provide related services throughout the United States. As a property-casualty insurance company, we are exposed to hurricanes or other catastrophes. We are unable to predict the frequency or severity of any such events that may occur in the near term or thereafter. To help mitigate this risk in our Personal Lines property business, we currently maintain excess of loss reinsurance coverage, both on an aggregate and a per occurrence basis.

As we are primarily an insurer of motor vehicles and residential property, we have minimal exposure to environmental and asbestos claims.

Loss and Loss Adjustment Expense Reserves Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. For our Personal and Commercial Lines vehicle businesses, which represented about 91% of our total carried reserves at December 31, 2024, we establish loss and LAE reserves after completing reviews at a disaggregated level of grouping. Progressive's actuarial staff reviews approximately 400 subsets of business data, which are at a combined state, product, and line coverage level, to calculate the needed loss and LAE reserves. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of loss adjustment expense costs.

We begin our review of a set of data by producing multiple estimates of needed reserves, using both paid and incurred data, to determine if a reserve change is required. In the event of a wide variation among results generated by the different projections, our actuarial group will further analyze the data using additional quantitative analysis. Each review develops a point estimate for a relatively small subset of the business,

which allows us to establish meaningful reserve levels for that subset. We believe our comprehensive process of reviewing at a subset level provides us more meaningful estimates of our aggregate loss reserves.

The actuarial staff completes separate projections of needed case and incurred but not recorded (IBNR) reserves. Since a large majority of the parties involved in an accident report their claims within a short time period after the occurrence, we do not carry a significant amount of IBNR reserves for older accident years. Based on the methodology we use to estimate case reserves for our personal vehicle and Commercial Lines auto businesses, we generally do not have expected development on reported claims included in our IBNR reserves. We do, however, include anticipated salvage and subrogation recoveries in our IBNR reserves, which could result in negative carried IBNR reserves, primarily in our physical damage reserves.

Changes from our historical data trends, or third-party modeled data trends, may reduce the predictiveness of our projected future loss costs. Internal considerations that are process-related, which generally result from changes in our claims organization's activities, include claim closure rates, the number of claims that are closed without payment, and the level of the claims representatives' estimates of the needed case reserve for each claim. These changes and their effect on the historical data are studied at the state level versus on a larger, less indicative, countrywide basis. External items considered include the litigation atmosphere, state-by-state changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro, countrywide level. The actuarial staff takes these changes into consideration when making their assumptions to determine needed reserve levels.

Similar to our vehicle businesses, our actuarial staff analyzes loss and LAE data for our Commercial Lines non-vehicle business and our Personal Lines property business on a claim occurrence period basis. Many of the methodologies and key parameters reviewed are similar. In addition, for our Progressive Fleet & Specialty Programs (previously referred to as Protective Insurance) and Personal Lines property businesses, since claims adjusters primarily establish the case reserves, the actuarial staff includes expected development on case reserves as a component of the overall IBNR reserves.

Activity in the loss and LAE reserves is summarized as follows:

(millions)	2024	2023	2022
Balance at January 1	$ 34,389	$ 30,359	$ 26,164
Less reinsurance recoverables on unpaid losses	4,789	5,559	4,734
Net balance at January 1	29,600	24,800	21,430
Incurred related to:			
Current year	49,476	44,561	38,209
Prior years	(416)	1,094	(86)
Total incurred	49,060	45,655	38,123
Paid related to:			
Current year	28,909	26,875	23,543
Prior years	15,181	13,980	11,210
Total paid	44,090	40,855	34,753
Net balance at December 31	34,570	29,600	24,800
Plus reinsurance recoverables on unpaid losses	4,487	4,789	5,559
Balance at December 31	$ 39,057	$ 34,389	$ 30,359

We experienced favorable development of $416 million and $86 million in 2024 and 2022, respectively, compared to unfavorable reserve development of $1,094 million in 2023, which is reflected as "Incurred related to prior years" in the table above.

2024
- The favorable prior year reserve development included approximately $180 million attributable to accident year 2023, $55 million to accident year 2022, and the remainder to accident years 2021 and prior.
- Our personal auto products incurred about $550 million of favorable loss and LAE reserve development, with about 60% attributable to the agency auto business and the balance to the direct auto business. The favorable development was, in part, due to lower than anticipated severity and frequency in Florida and lower than anticipated property damage severity across the majority of states.
- Our personal property products experienced about $80 million of unfavorable development primarily due to higher LAE costs than anticipated.
- Our Commercial Lines business experienced about $50 million of unfavorable development primarily driven by higher than anticipated severity in our commercial auto business for California, New York, and Texas.

2023
- The unfavorable reserve development for 2023 included approximately $950 million attributable to accident year 2022 and $125 million to accident year 2021.
- Our personal auto products incurred about $715 million of unfavorable loss and LAE reserve development, with the agency and direct auto businesses each contributing about half. About half of this unfavorable development was attributable to higher than anticipated severity in auto property and physical damage coverages. The remaining unfavorable development was primarily due to increased loss costs in Florida injury and medical coverages and, to a lesser extent, higher than anticipated late reported injury claims; partially offset by lower than expected LAE.
- Our Commercial Lines business experienced about $365 million of unfavorable development, primarily driven by higher than anticipated severity and frequency of late reported injury claims and large loss emergence on injury claims, with about half attributable to our TNC business.

<u>2022</u>

- The favorable reserve development for 2022 reflected approximately $22 million of favorable prior year reserve development that was attributable to accident year 2021, $47 million to accident year 2020, and the remainder to accident years 2019 and prior.
- Our personal auto products incurred $157 million of favorable loss and LAE reserve development, with the agency and direct auto businesses each contributing about half. The favorable development was primarily attributable to more subrogation and salvage recoveries and lower LAE than originally anticipated, partially offset by higher than anticipated severity and frequency of auto property damage payments on previously closed claims and late reported injury claims.
- Our Commercial Lines business experienced $82 million of unfavorable development, primarily driven by our TNC business, due to higher than anticipated severity of injury case reserves and higher than anticipated severity and frequency of late reported claims.

Incurred and Paid Claims Development by Accident Year The following tables present our incurred, net of reinsurance, and paid claims development by accident year for the number of years that generally have historically represented the maximum development period for claims. The tables below include inception-to-date information for companies acquired and wholly exclude companies disposed of, rather than including information from the date of acquisition, or until the date of disposition. We believe the most meaningful presentation of claims development is through the retrospective approach by presenting all relevant historical information for all periods presented.

We have elected to present our incurred and paid claims development in consideration with our GAAP reportable segments (see *Note 10 – Segment Information* for a discussion of our segment reporting), with a further disaggregation of our Personal Lines vehicles and Commercial Lines auto business claims development between liability and physical damage, since the loss patterns are significantly different between them. The Commercial Lines other business includes coverages for Progressive Fleet & Specialty Programs (Fleet & Specialty) other than liability and physical damage. Reserves for our run-off products are not considered material and, therefore, are not included in a separate claims development table.

Only 2024 is audited; all prior years are considered required supplementary information and, therefore, are unaudited. Expected development on our case reserves is excluded from the IBNR reserves on our vehicle businesses, as discussed above. For the Personal Lines property business and the Commercial Lines other business, the IBNR reserves include expected case development based on the methodology used in establishing the case reserves. The cumulative number of incurred claims are based on accident coverages (e.g., bodily injury, collision, comprehensive, personal injury protection, property damage) related to opened claims. Coverage counts related to claims closed without payment are excluded from the cumulative number of incurred claims.

Personal Lines - Vehicles - Agency - Liability

($ in millions)

						As of December 31, 2024	

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
	2020[1]	2021[1]	2022[1]	2023[1]	2024		
2020	$ 5,434	$ 5,405	$ 5,386	$ 5,458	$ 5,335	$ 0	757,059
2021		6,716	6,862	6,936	6,943	139	885,883
2022			7,077	7,302	7,226	168	842,089
2023				8,616	8,365	458	899,528
2024					9,700	1,991	922,906
				Total	$ 37,569		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31,				
	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$ 2,383	$ 4,112	$ 4,797	$ 5,122	$ 5,257
2021		2,855	5,239	6,183	6,569
2022			3,019	5,564	6,486
2023				3,527	6,311
2024					3,753
				Total	$ 28,376
	All outstanding liabilities before 2020, net of reinsurance[1]				101
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$ 9,294

[1] Required supplementary information (unaudited)

Personal Lines - Vehicles - Agency - Physical Damage

($ in millions)

						As of December 31, 2024	

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
	2020[1]	2021[1]	2022[1]	2023[1]	2024		
2020	$ 3,329	$ 3,320	$ 3,327	$ 3,323	$ 3,334	$ 0	1,785,155
2021		4,708	4,624	4,629	4,619	0	2,106,004
2022			5,429	5,545	5,584	27	2,033,436
2023				5,775	5,880	(16)	2,116,608
2024					6,214	(262)	2,110,655
				Total	$ 25,631		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31,				
	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$ 3,250	$ 3,323	$ 3,323	$ 3,328	$ 3,332
2021		4,438	4,621	4,612	4,617
2022			5,176	5,542	5,549
2023				5,584	5,883
2024					5,932
				Total	$ 25,313
	All outstanding liabilities before 2020, net of reinsurance[1]				6
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$ 324

[1] Required supplementary information (unaudited)

Personal Lines - Vehicles - Direct - Liability

($ in millions)

											As of December 31, 2024	

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the years ended December 31,									Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2020[1]		2021[1]		2022[1]		2023[1]		2024		
2020	$	5,357	$	5,323	$	5,302	$	5,343	$	5,235	$ 0	789,868
2021				6,965		7,180		7,244		7,235	118	981,585
2022						7,563		7,870		7,799	160	973,940
2023								9,628		9,424	436	1,095,697
2024										11,584	2,218	1,224,816
							Total	$	41,277			

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the years ended December 31,									
Accident Year	2020[1]		2021[1]		2022[1]		2023[1]		2024	
2020	$	2,301	$	4,019	$	4,721	$	5,036	$	5,165
2021				2,915		5,461		6,488		6,899
2022						3,132		5,983		7,023
2023								3,926		7,160
2024										4,496
							Total	$	30,743
		All outstanding liabilities before 2020, net of reinsurance[1]							83
		Liabilities for claims and claim adjustment expenses, net of reinsurance						$	10,617

[1] Required supplementary information (unaudited)

Personal Lines - Vehicles - Direct - Physical Damage

($ in millions)

											As of December 31, 2024	

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the years ended December 31,									Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2020[1]		2021[1]		2022[1]		2023[1]		2024		
2020	$	3,776	$	3,753	$	3,766	$	3,762	$	3,773	$ 0	2,139,157
2021				5,752		5,568		5,573		5,570	3	2,602,980
2022						6,613		6,724		6,763	22	2,608,806
2023								7,578		7,678	(32)	2,858,910
2024										8,241	(398)	2,978,088
							Total	$	32,025			

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the years ended December 31,									
Accident Year	2020[1]		2021[1]		2022[1]		2023[1]		2024	
2020	$	3,720	$	3,766	$	3,762	$	3,767	$	3,771
2021				5,422		5,579		5,560		5,565
2022						6,326		6,732		6,732
2023								7,362		7,692
2024										7,851
							Total	$	31,611
		All outstanding liabilities before 2020, net of reinsurance[1]							1
		Liabilities for claims and claim adjustment expenses, net of reinsurance						$	415

[1] Required supplementary information (unaudited)

Personal Lines - Property

($ in millions)

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						As of December 31, 2024	
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	**2020[1]**	**2021[1]**	**2022[1]**	**2023[1]**	**2024**		
2020	$ 1,224	$ 1,247	$ 1,261	$ 1,256	$ 1,258	$ 2	88,732
2021		1,540	1,516	1,503	1,498	6	89,934
2022			1,665	1,622	1,612	28	90,182
2023				1,583	1,605	95	81,801
2024					1,696	392	75,902
				Total	$ 7,669		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					
	For the years ended December 31,				
Accident Year	**2020[1]**	**2021[1]**	**2022[1]**	**2023[1]**	**2024**
2020	$ 833	$ 1,141	$ 1,211	$ 1,237	$ 1,250
2021		1,035	1,375	1,444	1,476
2022			1,042	1,470	1,545
2023				1,078	1,441
2024					1,050
				Total	$ 6,762
All outstanding liabilities before 2020, net of reinsurance[1]					4
Liabilities for claims and claim adjustment expenses, net of reinsurance					$ 911

[1] Required supplementary information (unaudited)

Commercial Lines - Liability

($ in millions)

| | | | | As of |
| | | | | December 31, 2024 |

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

| | | | For the years ended December 31, | | | Total of IBNR Liabilities Plus Expected Development on Reported Claims | Cumulative Number of Incurred Claim Counts |
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024		
2020	$ 2,336	$ 2,389	$ 2,419	$ 2,437	$ 2,418	$ 15	117,487
2021		3,447	3,527	3,574	3,581	79	156,656
2022			4,526	4,835	4,862	180	182,645
2023				5,456	5,502	472	189,384
2024					5,552	1,136	187,406
				Total	$ 21,915		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

| | | For the years ended December 31, | | | |
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$ 441	$ 1,110	$ 1,629	$ 2,044	$ 2,255
2021		574	1,546	2,414	2,990
2022			749	2,086	3,232
2023				848	2,307
2024					853
				Total	$ 11,637
		All outstanding liabilities before 2020, net of reinsurance[1]			134
		Liabilities for claims and claim adjustment expenses, net of reinsurance			$ 10,412

[1] Required supplementary information (unaudited)

Commercial Lines - Physical Damage

($ in millions)

| | | | | As of |
| | | | | December 31, 2024 |

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

| | | | For the years ended December 31, | | | Total of IBNR Liabilities Plus Expected Development on Reported Claims | Cumulative Number of Incurred Claim Counts |
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024		
2020	$ 632	$ 625	$ 622	$ 625	$ 623	$ 0	99,612
2021		921	910	910	910	2	121,945
2022			1,315	1,330	1,329	3	147,349
2023				1,352	1,336	(4)	162,717
2024					1,200	(7)	151,280
				Total	$ 5,398		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

| | | For the years ended December 31, | | | |
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$ 541	$ 622	$ 620	$ 621	$ 622
2021		764	903	902	906
2022			1,114	1,315	1,321
2023				1,184	1,328
2024					1,066
				Total	$ 5,243
		All outstanding liabilities before 2020, net of reinsurance[1]			1
		Liabilities for claims and claim adjustment expenses, net of reinsurance			$ 156

[1] Required supplementary information (unaudited)

Commercial Lines - Other
($ in millions)

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the years ended December 31,										As of December 31, 2024	
Accident Year	**2015[1]**	**2016[1]**	**2017[1]**	**2018[1]**	**2019[1]**	**2020[1]**	**2021[1]**	**2022[1]**	**2023[1]**	**2024**	**Total of IBNR Liabilities Plus Expected Development on Reported Claims**	**Cumulative Number of Incurred Claim Counts**
2015	$ 51	$ 45	$ 46	$ 48	$ 47	$ 45	$ 45	$ 45	$ 45	$ 45	$ 3	9,528
2016		52	43	41	42	40	40	40	40	40	2	7,649
2017			63	55	51	49	46	48	55	54	9	17,683
2018				82	81	77	77	77	82	83	11	15,494
2019					81	83	85	88	88	88	8	10,732
2020						75	81	82	83	83	11	9,561
2021							84	87	89	85	16	9,409
2022								84	81	82	18	7,740
2023									85	85	27	7,512
2024										61	35	5,028
									Total	$ 706		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the years ended December 31,									
Accident Year	**2015[1]**	**2016[1]**	**2017[1]**	**2018[1]**	**2019[1]**	**2020[1]**	**2021[1]**	**2022[1]**	**2023[1]**	**2024**
2015	$ 7	$ 18	$ 27	$ 31	$ 34	$ 36	$ 37	$ 38	$ 39	$ 40
2016		9	21	27	31	33	34	35	36	36
2017			10	24	31	35	37	40	42	42
2018				18	40	50	57	62	65	67
2019					20	42	56	65	71	75
2020						16	39	52	60	64
2021							17	40	52	61
2022								18	40	51
2023									18	42
2024										13
									Total	$ 491
All outstanding liabilities before 2015, net of reinsurance[1]										31
Liabilities for claims and claim adjustment expenses, net of reinsurance										$ 246

[1] Required supplementary information (unaudited)

The following table reconciles the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses:

(millions)		2024		2023
Net outstanding liabilities				
Personal Lines				
Vehicles				
Agency, Liability	$	9,294	$	8,109
Agency, Physical Damage		324		213
Direct, Liability		10,617		8,818
Direct, Physical Damage		415		223
Property		911		745
Commercial Lines				
Liability		10,412		9,192
Physical Damage		156		197
Other		246		261
Other business		177		89
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance		32,552		27,847
Reinsurance recoverables on unpaid claims				
Personal Lines				
Vehicles				
Agency, Liability		912		875
Agency, Physical Damage		0		0
Direct, Liability		1,559		1,471
Direct, Physical Damage		0		0
Property		567		632
Commercial Lines				
Liability		845		1,078
Physical Damage		1		1
Other		218		216
Other business		354		475
Total reinsurance recoverables on unpaid claims		4,456		4,748
Unallocated claims adjustment expense related to:				
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance		2,018		1,753
Reinsurance recoverables on unpaid claims		31		41
Total gross liability for unpaid claims and claim adjustment expense	$	39,057	$	34,389

The following table shows the average historical claims duration as of December 31, 2024:

(Required Supplementary Information - Unaudited)

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance	Years				
	1	2	3	4	5
Personal Lines					
Vehicles					
Agency, Liability	41.4%	33.9%	13.1%	5.8%	2.5%
Agency, Physical Damage	95.1	4.7	0	0.1	0.1
Direct, Liability	40.6	34.9	13.7	5.8	2.5
Direct, Physical Damage	95.8	3.9	(0.1)	0.1	0.1
Property	65.7	24.1	4.9	2.1	1.0
Commercial Lines					
Liability	15.8	27.1	23.3	16.5	8.7
Physical Damage	86.5	13.5	0.1	0.3	0.2
Other	20.7	26.8	14.6	9.4	5.6

7. REINSURANCE

The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

(millions)	2024 Written	2024 Earned	2023 Written	2023 Earned	2022 Written	2022 Earned
Direct premiums	$ 75,893	$ 72,169	$ 62,721	$ 59,881	$ 52,336	$ 50,650
Ceded premiums:						
Regulated	(620)	(619)	(535)	(545)	(622)	(675)
Non-Regulated	(849)	(751)	(636)	(671)	(633)	(734)
Total ceded premiums	(1,469)	(1,370)	(1,171)	(1,216)	(1,255)	(1,409)
Net premiums	$ 74,424	$ 70,799	$ 61,550	$ 58,665	$ 51,081	$ 49,241

Regulated refers to federal or state run plans and primarily includes the following:
- Federal reinsurance plan
  - National Flood Insurance Program (NFIP)
- State-provided reinsurance facilities
  - Michigan Catastrophic Claims Association (MCCA)
  - North Carolina Reinsurance Facility (NCRF)
  - Florida Hurricane Catastrophe Fund (FHCF)
- State-mandated involuntary plans
  - Commercial Automobile Insurance Procedures/Plans (CAIP)

Non-Regulated refers to voluntary external reinsurance. We do not reinsure our personal vehicle businesses. For our personal property business, we have both property catastrophic excess of loss and aggregate excess of loss reinsurance agreements. In our Commercial Lines business, we reinsure certain of our TNC business and our Fleet & Specialty workers' compensation insurance and commercial auto products under either a quota share reinsurance agreement or a combination of quota share and excess of loss agreements.

The increase in ceded written and earned premiums in our Regulated plans during 2024 was primarily due to increases in both rates and the number of policies ceded to the NCRF. The increase in Non-Regulated ceded written and earned premiums during 2024 primarily reflected renewing certain TNC programs for a 12-month policy term from the previous 6-month term, thus we wrote more direct premiums during 2024, compared to 2023, and, therefore, ceded more premiums than in the prior year.

Our reinsurance recoverables and prepaid reinsurance premiums were comprised of the following at December 31:

($ in millions)	Reinsurance Recoverables 2024		Reinsurance Recoverables 2023		Prepaid Reinsurance Premiums 2024		Prepaid Reinsurance Premiums 2023	
Regulated:								
MCCA	$ 2,381	50%	$ 2,272	45%	$ 29	9%	$ 40	16%
CAIP	415	9	539	10	0	0	0	0
NFIP	361	8	11	0	69	20	67	27
NCRF	214	4	185	4	85	24	75	30
FHCF	169	3	306	6	0	0	0	0
Other	5	0	4	0	1	0	1	0
Total Regulated	3,545	74	3,317	65	184	53	183	73
Non-Regulated:								
Commercial Lines	1,137	24	1,386	27	157	45	56	23
Personal property	78	2	381	8	8	2	11	4
Other	5	0	10	0	0	0	0	0
Total Non-Regulated	1,220	26	1,777	35	165	47	67	27
Total	$ 4,765	100%	$ 5,094	100%	$ 349	100%	$ 250	100%

The decrease in our Commercial Lines reinsurance recoverable in 2024, compared to 2023, was primarily due to a change in the reinsurance program structure of certain TNC products during 2023, whereby we wrote and ceded less premiums. In our personal property business, the decrease primarily reflected a reduction of our estimate of the ultimate losses and allocated LAE on prior year storms, mainly related to Hurricane Ian. The current year storms also drove the increase in our reinsurance recoverable under the NFIP.

Our prepaid reinsurance premiums increased in 2024, primarily due to the TNC reinsurance program structure changes discussed above.

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to us. Our exposure to losses from the failure of Regulated plans is minimal since these plans are funded by the federal government or by mechanisms supported by insurance

companies in applicable states. We evaluate the financial condition of our other reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies.

For our Non-Regulated reinsurers, we routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counterparties to our reinsurance recoverables to determine if an allowance for credit losses should be established. For at-risk uncollateralized recoverable balances, we evaluate several reinsurer specific factors, including reinsurer credit quality rating, credit rating outlook, historical experience, reinsurer surplus, recoverable duration, and collateralization composition in respect to our net exposure (i.e., the reinsurance recoverable amount less premiums payable to the reinsurer, where the right to offset exists). At December 31, 2024 and 2023, the allowance for credit losses related to these contracts was not material to our financial condition or results of operations.

8. STATUTORY FINANCIAL INFORMATION

Consolidated statutory surplus was $27,171 million and $22,250 million at December 31, 2024 and 2023, respectively. Statutory net income was $7,670 million, $3,502 million, and $2,764 million for the years ended December 31, 2024, 2023, and 2022, respectively.

At December 31, 2024, $1,650 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities' states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable

insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

During 2024, the insurance subsidiaries paid aggregate dividends of $3,667 million to their parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $7,021 million in 2025, without prior approval from regulatory authorities, subject to other potential state specific limitations, capital requirements, and restrictions on the amount of dividends that can be paid within a 12-month period by the applicable subsidiary.

9. EMPLOYEE BENEFIT PLANS

Retirement Plans Progressive has a defined contribution pension plan (401(k) Plan) that covers employees who have been employed with the company for at least 30 days. Under Progressive's 401(k) Plan, we match up to a maximum of 6% of an employee's eligible compensation contributed to the plan, with employees vesting in the company match after providing two years of service. Matching contributions to the 401(k) Plan for the years ended December 31, 2024, 2023, and 2022, were $235 million, $206 million, and $180 million, respectively.

Employee and company matching contributions are invested, at the direction of the employee, in a number of investment options available under the plan, including various mutual funds, a self-directed brokerage option, and a Progressive common stock fund. Progressive's common stock fund is an employee stock ownership program (ESOP) within the 401(k) Plan. At December 31, 2024, the ESOP held 17 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash, at the election of the participant, and the related tax benefit is recorded as part of our tax provision.

Postemployment Benefits Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers' compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $21 million and $19 million at December 31, 2024 and 2023, respectively.

Incentive Compensation Plans – Employees
Progressive's incentive compensation programs include both non-equity incentive plans (cash) and equity incentive plans. Progressive's cash incentive compensation includes an annual cash incentive program (Gainshare Program) for nearly all employees. Progressive's equity incentive compensation plans provide for the granting of restricted stock unit awards to key members of management.

The amounts charged to expense for incentive compensation plans for the years ended December 31, were:

	2024		2023		2022	
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Non-equity incentive plans – cash	$ 1,040	$ 822	$ 897	$ 709	$ 381	$ 301
Equity incentive plans[1]	122	105	121	104	123	107

[1] After-tax amounts differ from the statutory rate of 21% due to the expected disallowance of certain executive compensation deductions.

Progressive's 2024 Equity Incentive Plan (2024 Plan), which provides for the granting of equity-based compensation to officers and other key employees, authorized awards of just over 10 million shares for issuance, in the aggregate, which includes 4 million shares previously authorized under the 2015 Equity Incentive Plan (2015 Plan). The 2024 Plan was approved by our shareholders in May 2024 and replaced the 2015 Plan. At December 31, 2024, there were 3.5 million shares remaining in the 2015 Plan to satisfy awards previously issued under that plan and representing the maximum potential payout of performance-based awards outstanding. No further grants will be made under the 2015 Plan.

The restricted equity awards are issued as either time-based or performance-based awards. Generally, equity awards are expensed pro rata over their respective vesting periods (i.e., requisite service period), based on the market value of the awards at the time of grant, with accelerated expense for participants who satisfy qualified retirement eligibility. The time-based awards

vest in equal installments upon the lapse of specified periods of time, typically three, four, and five years, subject to the retirement provisions of the applicable award agreements.

Performance-based awards that contain variable vesting criteria are expensed based on management's expectation of the percentage of the award, if any, that will ultimately vest. These estimates can change periodically throughout the measurement period. Vesting of performance-based awards is contingent upon the achievement of predetermined performance goals within specified time periods.

In addition to their time-based awards, performance-based awards are granted to executives and other senior managers to provide additional incentive to achieve pre-established profitability and growth targets and/or relative investment performance. The targets for the performance-based awards, as well as the number of units that ultimately may vest, vary by grant.

The following shows the performance measurement criteria for our performance-based restricted equity awards outstanding at December 31, 2024:

Performance Measurement	Year(s) of Grant	Vesting range (as a percentage of target)
Growth of our personal auto and commercial auto businesses, both compared to its respective market	2023-2024	0-250%
Growth of our personal auto and commercial auto businesses and homeowners multi-peril business, each compared to its respective market	2022	0-250%
Investment results relative to peer group	2024	0-250%
Investment results relative to peer group	2022-2023	0-200%

All restricted equity awards are settled at or after vesting in Progressive common shares from existing treasury shares on a one-to-one basis.

A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2024		2023		2022	
Restricted Equity Awards	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	2,893,742 $	101.18	3,198,150 $	81.71	3,539,022 $	67.24
Add (deduct):						
Granted[2]	826,377	160.13	1,080,658	110.93	1,154,838	96.54
Vested	(1,186,442)	81.84	(1,338,466)	63.10	(1,378,070)	57.79
Forfeited	(28,015)	111.35	(46,600)	84.86	(117,640)	72.44
End of year[3,4]	2,505,662 $	129.66	2,893,742 $	101.18	3,198,150 $	81.71

[1] Includes restricted stock units. All performance-based awards are included at their target amounts.

[2] We reinvest dividend equivalents on restricted stock units. For 2024, 2023, and 2022, the number of units "granted" shown in the table above includes 23,153, 36,656, and 44,327 of dividend equivalent units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair values of the original grants.

[3] At December 31, 2024, the number of shares included 447,819 performance-based restricted stock units at their target amounts. We expect 859,619 units to vest based upon our current estimates of the likelihood of achieving the predetermined performance measures applicable to each award.

[4] At December 31, 2024, the total unrecognized compensation cost related to unvested restricted equity awards was $94 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into our consolidated statements of comprehensive income over the weighted average vesting period of 2.3 years.

The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2024, 2023, and 2022, was $226 million, $195 million, and $154 million, respectively, based on the actual stock price on the applicable vesting dates.

Incentive Compensation Plans – Directors
Progressive's Amended and Restated 2017 Directors Equity Incentive Plan, which was approved by shareholders in 2022, provides for the granting of equity-based awards, including restricted stock awards, to non-employee directors. Under the amended and restated plan, an additional 150,000 shares are eligible to be granted, bringing the total authorized shares under the directors plan to 650,000 shares.

The Progressive Corporation permits each non-employee director to indicate a preference to receive either 100% of their compensation in the form of a restricted stock award or 60% in the form of a

restricted stock award and 40% in the form of cash. If the director does not state a preference, it is presumed that they preferred to receive 100% of their compensation in the form of restricted stock. The Compensation and Talent Committee of the Board of Directors will consider such preferences when making a determination with respect to the allocation (restricted stock, or restricted stock and cash) and approval of the annual awards for each non-employee director.

The restricted stock awards are issued as time-based awards. The vesting period is typically 11 months from the date of each grant. To the extent a director is newly appointed during the year, or a director's committee assignments change, the vesting period may be shorter. Both the restricted stock awards and cash, if elected, may be expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.

A summary of all directors' restricted stock activity during the years ended December 31, follows:

	2024		2023		2022	
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	25,075 $	133.43	30,439 $	109.75	29,206 $	105.16
Add (deduct):						
Granted	15,553	215.77	25,075	133.43	30,439	109.75
Vested[1]	(25,979)	136.29	(30,439)	109.75	(29,206)	105.16
End of year[2]	14,649 $	215.77	25,075 $	133.43	30,439 $	109.75

[1] In 2024, 904 shares granted in 2024 vested upon the disability of a director, pursuant to the terms of the plan.

[2] The remaining unrecognized compensation cost was $1 million at December 31, 2024, 2023, and 2022.

The aggregate fair value of the restricted stock vested during the years ended December 31, 2024, 2023, and 2022, was $5 million, $4 million, and $3 million, respectively, based on the actual stock price at time of vesting.

Deferred Compensation The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan) permits eligible Progressive executives to defer receipt of some or all of their annual cash incentive payments and all of their annual equity awards. Deferred cash compensation is deemed invested in one or more investment funds, including Progressive common shares, offered under the Deferral Plan and elected by the participant. All Deferral Plan distributions attributable to deferred cash compensation will be paid in cash.

For equity awards deferred pursuant to the Deferral Plan, the deferred amounts are deemed invested in our common shares and are ineligible for transfer to other investment funds in the Deferral Plan; distributions of these deferred awards will be made in Progressive common shares. We reserved 11 million of our common shares for issuance under the Deferral Plan.

An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2024	2023
Progressive common shares[1]	$ 117	$ 119
Other investment funds[2]	176	165
Total	$ 293	$ 284

[1] Included 1,138,191 and 1,551,846 common shares as of December 31, 2024 and 2023, respectively, to be distributed in common shares, and are reported at grant date fair value.
[2] Amount is included in other assets on our consolidated balance sheets.

10. SEGMENT INFORMATION

We write personal and commercial auto insurance, personal residential property insurance, business-related general liability and commercial property insurance predominantly for small businesses, workers' compensation insurance primarily for the transportation industry, and other specialty property-casualty insurance and provide related services throughout the United States.

Our operating segments are Personal Lines and Commercial Lines, which we report based on product. Our Chief Executive Officer assesses performance and makes key operating decisions for each of our reportable operating segments and, therefore, is considered our chief operating decision maker.

Our Personal Lines segment writes insurance for personal autos, special lines products (e.g., recreational vehicles, such as motorcycles, RVs, and watercraft), personal residential property insurance for homeowners and renters, umbrella insurance, and flood insurance through the "Write Your Own" program for the National Flood Insurance Program. Beginning in the fourth quarter 2024, our personal property products are reported along with our personal vehicle products as part of our Personal Lines operating segment. Property information for 2023 and 2022 was recast to conform to the current year presentation.

The Personal Lines segment is written through both the independent agency and direct channels. The agency channel includes business written by our network of more than 40,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (including other insurance companies, financial institutions, and national agencies). The direct channel includes business written directly by us online or by phone. We operate this segment throughout the United States.

Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and commercial property insurance predominately for small businesses, and workers' compensation insurance primarily for the transportation industry. This segment operates throughout the United States and is distributed through both the independent agency, including brokerages, and direct channels.

We evaluate operating segment profitability based on pretax underwriting profit (loss). Pretax underwriting profit (loss) is calculated as net premiums earned plus fees and other revenues, less: (i) losses and loss adjustment expenses; (ii) policy acquisition costs; and (iii) other underwriting expenses.

Our service businesses provide insurance-related services, including serving as an agent for homeowners, general liability, and workers' compensation insurance, among other products, through programs in our direct Personal Lines and Commercial Lines businesses.

Pretax profit (loss) is the difference between service business revenues and service business expenses.

Assets and income taxes are not allocated to operating segments, as such allocation would be impractical. Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We also do not separately identify depreciation expense by segment. Companywide depreciation expense for 2024, 2023, and 2022, was $284 million, $285 million, and $306 million, respectively. The accounting policies of the operating segments are consistent with those described in *Note 1 – Reporting and Accounting Policies*.

Operating segment results for the years ended December 31, were as follows:

(millions)	Personal Lines	Commercial Lines	Other[1]	Companywide
December 31, 2024				
Net premiums earned	$ 60,091	$ 10,707	$ 1	$ 70,799
Fees and other revenues	893	171	0	1,064
Total underwriting revenue	60,984	10,878	1	71,863
Losses and loss adjustment expenses:				
Losses (excluding catastrophe losses)	33,684	6,421	10	40,115
Catastrophe losses	2,434	80	0	2,514
Loss adjustment expenses	5,325	1,109	(3)	6,431
Total losses and loss adjustment expenses	41,443	7,610	7	49,060
Underwriting expenses:				
Distribution expenses[2]	7,969	1,168	1	9,138
Other underwriting expenses[3]	4,732	964	11	5,707
Total underwriting expenses	12,701	2,132	12	14,845
Pretax underwriting profit (loss)	$ 6,840	$ 1,136	$ (18)	7,958
Investment profit (loss)[4]				3,067
Service businesses				(33)
Interest expense				(279)
Total pretax profit (loss)				$ 10,713

(millions)		Personal Lines		Commercial Lines		Other[1]		Total
December 31, 2023								
Net premiums earned	$	48,765	$	9,899	$	1	$	58,665
Fees and other revenues		740		149		0		889
Total underwriting revenue		49,505		10,048		1		59,554
Losses and loss adjustment expenses:								
Losses (excluding catastrophe losses)		31,509		6,866		3		38,378
Catastrophe losses		1,753		41		0		1,794
Loss adjustment expenses		4,487		993		3		5,483
Total losses and loss adjustment expenses		37,749		7,900		6		45,655
Underwriting expenses:								
Distribution expenses[2]		4,904		1,073		1		5,978
Other underwriting expenses[3]		3,967		952		10		4,929
Total underwriting expenses		8,871		2,025		11		10,907
Pretax underwriting profit (loss)	$	2,885	$	123	$	(16)		2,992
Investment profit (loss)[4]								2,219
Service businesses								(39)
Interest expense								(268)
Total pretax profit (loss)							$	4,904

(millions)		Personal Lines		Commercial Lines		Other[1]		Total
December 31, 2022								
Net premiums earned	$	40,150	$	9,088	$	3	$	49,241
Fees and other revenues		594		128		0		722
Total underwriting revenue		40,744		9,216		3		49,963
Losses and loss adjustment expenses:								
Losses (excluding catastrophe losses)		26,158		5,669		3		31,830
Catastrophe losses		1,626		34		0		1,660
Loss adjustment expenses		3,788		842		3		4,633
Total losses and loss adjustment expenses		31,572		6,545		6		38,123
Underwriting expenses:								
Distribution expenses[2]		4,699		1,000		1		5,700
Other underwriting expenses[3]		3,208		861		7		4,076
Total underwriting expenses		7,907		1,861		8		9,776
Pretax underwriting profit (loss)[5]	$	1,265	$	810	$	(11)		2,064
Investment profit (loss)[4]								(676)
Service businesses								3
Interest expense								(244)
Goodwill impairment[5]								(225)
Total pretax profit (loss)							$	922

NA = Not applicable.

[1] Includes other underwriting businesses and run-off operations.

[2] Includes policy acquisition costs, agents' contingent commissions, and advertising costs attributable to our operating segments. A portion of our companywide advertising costs are also related to our service businesses.

[3] Primarily consists of employee compensation and benefit costs, and the increase in the allowance for credit loss exposure on our premiums receivable.

[4] Calculated as recurring investment income plus total net realized gains (losses) on securities, less investment expenses.

[5] Including the goodwill impairment, the total pretax profit (loss) for the Personal Lines segment was $1,040 million for 2022.

The reconciliation of total underwriting revenues to consolidated revenues for the years ended December 31, were as follows:

(millions)	2024	2023	2022
Total underwriting revenue	$ 71,863	$ 59,554	$ 49,963
Investment income	2,832	1,892	1,260
Total net realized gains (losses) on securities	264	353	(1,912)
Service revenues	413	310	300
Total revenues	$ 75,372	$ 62,109	$ 49,611

Our management uses underwriting margin and combined ratio as primary measures of underwriting profitability, as defined above. The underwriting margin is the pretax underwriting profit (loss) expressed as a percentage of net premiums earned (i.e., revenues from underwriting operations). Combined ratio is the complement of the underwriting margin. Fees and other revenues are netted against either loss adjustment expenses or underwriting expenses in the ratio calculations, based on the underlying activity that generated the revenue. Following are the underwriting margins and combined ratios for our underwriting operations for the years ended December 31:

	2024		2023		2022	
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines	11.4%	88.6	5.9%	94.1	3.2%	96.8
Commercial Lines	10.6	89.4	1.2	98.8	8.9	91.1
Total underwriting operations	11.2	88.8	5.1	94.9	4.2	95.8

11. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss), including reclassification adjustments by income statement line item, for the years ended December 31, were as follows:

					Components of Changes in Accumulated Other Comprehensive Income (after tax)		
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2023	$ (2,053)	$ 437	$ (1,616)	$ (1,601)	$ (14)	$ (1)
Other comprehensive income (loss) before reclassifications:						
Investment securities	(197)	41	(156)	(156)	0	0
Total other comprehensive income (loss) before reclassifications	(197)	41	(156)	(156)	0	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:						
Net impairment losses recognized in earnings	(1)	0	(1)	(1)	0	0
Net realized gains (losses) on securities	(440)	92	(348)	(348)	0	0
Total reclassification adjustment for amounts realized in net income	(441)	92	(349)	(349)	0	0
Total other comprehensive income (loss)	244	(51)	193	193	0	0
Balance at December 31, 2024	$ (1,809)	$ 386	$ (1,423)	$ (1,408)	$ (14)	$ (1)

(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Components of Changes in Accumulated Other Comprehensive Income (after tax)		
				Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2022	$ (3,557)	$ 755	$ (2,802)	$ (2,787)	$ (14)	$ (1)
Other comprehensive income (loss) before reclassifications:						
Investment securities	1,257	(266)	991	991	0	0
Total other comprehensive income (loss) before reclassifications	1,257	(266)	991	991	0	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:						
Net realized gains (losses) on securities	(247)	52	(195)	(195)	0	0
Total reclassification adjustment for amounts realized in net income	(247)	52	(195)	(195)	0	0
Total other comprehensive income (loss)	1,504	(318)	1,186	1,186	0	0
Balance at December 31, 2023	$ (2,053)	$ 437	$ (1,616)	$ (1,601)	$ (14)	$ (1)

(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Components of Changes in Accumulated Other Comprehensive Income (after tax)		
				Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2021	$ 52	$ (11)	$ 41	$ 56	$ (14)	$ (1)
Other comprehensive income (loss) before reclassifications:						
Investment securities	(4,169)	879	(3,290)	(3,290)	0	0
Total other comprehensive income (loss) before reclassifications	(4,169)	879	(3,290)	(3,290)	0	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:						
Net realized gains (losses) on securities	(560)	113	(447)	(447)	0	0
Total reclassification adjustment for amounts realized in net income	(560)	113	(447)	(447)	0	0
Total other comprehensive income (loss)	(3,609)	766	(2,843)	(2,843)	0	0
Balance at December 31, 2022	$ (3,557)	$ 755	$ (2,802)	$ (2,787)	$ (14)	$ (1)

In an effort to manage interest rate risk, we entered into forecasted transactions on Progressive's debt issuances. During the next 12 months, we expect to reclassify less than $1 million (pretax) into interest expense, related to net unrealized losses on forecasted transactions (see *Note 4 – Debt* for further discussion).

12. LITIGATION

The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies written by our insurance subsidiaries in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.

In addition, The Progressive Corporation and/or its insurance subsidiaries are named as defendants in a number of class action or individual lawsuits that challenge certain of the operations of the subsidiaries.

We describe litigation contingencies for which a loss is probable. We also describe litigation contingencies for which a loss is reasonably possible (but not probable). When disclosing reasonably possible litigation contingencies, we will disclose the amount or range of possible loss, if we are able to make that determination and if material. We may also be exposed to litigation contingencies that are remote. Remote litigation contingencies are those for which the likelihood of a loss is slight at the balance sheet date. We do not disclose, or establish accruals for, remote litigation contingencies. See *Note 1 – Reporting and Accounting Policies, Litigation Reserves* for a discussion of our litigation reserving policy.

Each year, certain of our pending litigation matters may be brought to conclusion. Settlements that are complete are fully reflected in our financial statements. The amounts accrued and/or paid for settlements during the periods presented were not material to our consolidated financial condition, cash flows, or results of operations. The pending lawsuits summarized below are in various stages of development, and the outcomes are uncertain until final disposition or, if probable and estimable, are accrued and immaterial as of December 31, 2024. At year end 2024, except to the extent an immaterial accrual has been established, we do not consider the losses from these pending cases to be both probable and estimable, and we are unable to estimate a range of loss at this time. It is not possible to determine loss exposure for a number of reasons, including, without limitation, one or more of the following:
- liability appears to be remote;
- putative class action lawsuits generally pose immaterial exposure until a class is actually

certified, which, historically, has not been granted by courts in the vast majority of our cases in which class certification has been sought;
- even certified class action lawsuits are subject to decertification, denial of liability, and/or appeal;
- class definitions are often indefinite and preclude detailed exposure analysis; and
- complaints rarely state an amount sought as relief, and when such amount is stated, it often is a function of pleading requirements and may be unrelated to the potential exposure.

We plan to contest these suits vigorously, but may pursue settlement negotiations in some cases, as we deem appropriate. In the event that any one or more of these cases results in a substantial judgment against us, or settlement by us, or if our accruals (if any) prove to be inadequate, the resulting liability could have a material adverse effect on our consolidated financial condition, cash flows, and/or results of operations.

Lawsuits arising from insurance policies and operations, including but not limited to allegations involving claims adjustment and vehicle valuation, may be filed contemporaneously in multiple states. As of December 31, 2024, we are named as defendants in class action lawsuits pending in multiple states alleging that we improperly value total loss vehicle physical damage claims through the application of a negotiation adjustment in calculating such valuations. This includes nine states in which classes have been certified, and lawsuits styled as putative class actions pending in additional states. These lawsuits, which were filed at different times by different plaintiffs, feature certain similar claims and also include different allegations and are subject to various state laws. While we believe we have meritorious defenses and we are vigorously contesting these lawsuits, an unfavorable result in, or a settlement of, a significant number of these lawsuits could, in aggregation, have a material adverse effect on our financial condition, cash flows, and/or results of operations. Based on information available to us, we determined that losses from these lawsuits are reasonably possible but neither probable nor reasonably estimable, other than for suits for which accruals have been established and are not material, as of December 31, 2024.

At December 31, 2024, the pending lawsuits summarized below, including those discussed above, are in various stages of development, and the outcomes are uncertain until final disposition or, if probable and estimable, are accrued and immaterial:

Lawsuits seeking class/collective action status alleging that:
- we improperly handle, adjust, and pay physical damage claims, including how we value total loss claims, the application of a negotiation adjustment in calculating total loss valuations, the payment of fees and taxes associated with total losses, and the payment of diminution of value damages.
- we improperly adjust personal injury protection (PIP) claims in Florida.
- we improperly adjust medical bills submitted by insureds or medical providers in medical claims.
- we improperly pay and reimburse Medicare Advantage Plans or Medicaid on first party medical, PIP, and bodily injury claims.
- we sell illusory uninsured and/or underinsured motorist coverage.
- we wrongfully withheld or delayed payments owed to insureds under uninsured/underinsured motorist coverage.
- we provided an insufficient amount of premium relief to California insureds in response to the COVID-19 pandemic.
- we improperly use marital status as a rating factor when setting premium in California.
- we fail to timely and fully refund premiums to insureds upon taking title to vehicles that have been deemed total losses.
- we mistitle vehicles by failing to include a salvage designation.
- we improperly pay post-arbitration award interest.
- we improperly funded a grant program for small businesses.
- we improperly raised insureds' premiums during their current policy term.
- we improperly restrict the sale of optional physical damage coverage during weather-related events.
- we improperly communicate with insureds regarding payments during prohibited hours in Florida.
- we improperly share claimants' contact information with a third party.
- we improperly fail to timely process and pay PIP claims in Texas.
- we improperly impose surcharges on employees in violation of the Employee Retirement Income Security Act of 1974 (ERISA).

Lawsuits certified or conditionally certified as class/collective actions alleging that:
- we improperly value total loss claims by applying a negotiation adjustment in Alabama, Arkansas, Colorado, Georgia, Indiana, New York, Ohio, Pennsylvania, and South Carolina.
- we improperly fail to pay fees and taxes associated with total losses in Michigan and New York.
- we improperly calculate basic economic loss as it relates to wage loss coverage in New York.
- we improperly reduce or deny PIP benefits when medical expenses are paid initially by health insurance in Arkansas.
- we sell illusory underinsured motorist coverage in New Mexico.
- we failed, based on a vendor data security incident, to properly secure and safeguard personally identifiable information.

Non-class/collective/representative lawsuits filed by different plaintiffs and subject to various state laws, alleging that certain business operations, commercial matters, and/or employment policies, practices, or decisions are improper.

13. LEASES

Included in our consolidated balance sheets are certain operating leases for office space, computer equipment, and vehicles. The leased assets represent our right to use an underlying asset for the lease term and the lease liabilities represent our obligation to make lease payments arising from the lease using an incremental borrowing rate to calculate the present value of the remaining lease payments. Leased assets and leased liabilities are reported as a component of other assets and accounts payable, accrued expenses, and other liabilities, respectively, in our consolidated balance sheets.

Contracts are reviewed at inception to determine if it contains a lease and whether the lease qualifies as an operating or financing lease. We do not have material financing leases.

Operating leases are expensed on a straight-line basis over the term of the lease. In determining the lease term, we consider the probability of exercising renewal options. We elected to account for leases with both lease and non-lease components as a single lease component and to apply a portfolio approach to account for our vehicle leases.

The following table summarizes the carrying amounts of our operating leased assets and liabilities at December 31, along with key inputs used to discount our lease liabilities:

($ in millions)	2024	2023
Operating lease assets	$ 193	$ 173
Operating lease liabilities	$ 196	$ 177
Weighted-average remaining term	3.7 years	3.2 years
Weighted-average discount rate	5.1%	5.1%

At December 31, 2024, the following table shows our operating lease liabilities, on an undiscounted basis for the periods indicated:

(millions)	Commitments
2025	$ 81
2026	63
2027	32
2028	19
2029	13
Thereafter	5
Total	213
Interest	(17)
Present value of lease liabilities	$ 196

The operating lease expense for the years ended December 31, was as follows:

(millions)	Expense
2024	$ 104
2023	94
2022	89

14. DIVIDENDS

Following is a summary of our common and preferred share dividends that were declared and/or paid in the last three years:

(millions, except per share amounts)		Amount	
Declared	Payable	Per Share	Accrued/Paid[1]
Common - Annual-Variable Dividends:			
December 2024	January 2025	$ 4.50	$ 2,637
December 2023	January 2024	0.75	439
Common - Quarterly Dividends:			
December 2024	January 2025	0.10	58
August 2024	October 2024	0.10	59
May 2024	July 2024	0.10	58
March 2024	April 2024	0.10	59
December 2023	January 2024	0.10	59
August 2023	October 2023	0.10	58
May 2023	July 2023	0.10	59
March 2023	April 2023	0.10	59
December 2022	January 2023	0.10	58
August 2022	October 2022	0.10	58
May 2022	July 2022	0.10	59
March 2022	April 2022	0.10	59
December 2021	January 2022	0.10	58
Preferred Dividends:			
January 2024	February 2024	15.688377	8
October 2023	December 2023	20.753157	10
August 2023	September 2023	20.67700	10
May 2023	June 2023	18.92463	10
December 2022	March 2023	26.875	13
August 2022	September 2022	26.875	14
December 2021	March 2022	26.875	13

[1] The accrual is based on an estimate of shares outstanding as of the record date and recorded as a component of accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets until paid.

Common Share Dividends The Board of Directors adopted a policy of declaring regular quarterly common share dividends, and on at least an annual basis, to consider declaring an additional, variable common share dividend. For 2022, the Board decided not to declare an annual-variable dividend after assessing our capital position, existing capital resources, and expected future capital needs.

Preferred Share Dividends During 2024, we redeemed all of the previously issued 500,000 Series B Fixed-to-Floating Rate Cumulative Perpetual Serial Preferred Shares, without par value (the Series B Preferred Shares), at the stated liquidation preference of $1,000 per share, for an aggregate payout of $508 million, including accrued and unpaid dividends of $8 million through, but excluding February 22, 2024, which was the redemption date.

Beginning March 15, 2023 and until redemption, holders of the Series B Preferred Shares were entitled to receive cumulative cash dividends quarterly at a floating dividend rate. Prior to March 15, 2023, dividends were payable semiannually at a fixed annual dividend rate. Cash dividends were payable if and when declared by the Board of Directors.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Progressive Corporation and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in shareholders' equity, and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Loss and Loss Adjustment Expense Reserves

As described in Notes 1 and 6 to the consolidated financial statements, as of December 31, 2024, the Company reported a $39.1 billion loss and loss adjustment expense ("LAE") reserve liability, of which about 91% relates to Personal and Commercial Lines vehicle businesses. Reserves are based on estimates of ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. Management establishes loss and LAE reserves after completing reviews at a disaggregated level of grouping. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of LAE costs.

The principal considerations for our determination that performing procedures relating to the valuation of loss and LAE reserves is a critical audit matter are (i) the significant judgment by management when developing the estimate of loss and LAE reserves, which in turn led to a significant degree of auditor judgment and subjectivity in performing procedures relating to the valuation; (ii) the significant audit effort and judgment in evaluating audit evidence relating to the various actuarial projection methods and aforementioned loss development factors; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's valuation of loss and LAE reserves, including controls over the various actuarial projection methods, and development of the loss development factors. These procedures also included, among others, testing the completeness and accuracy of historical data provided by management and the involvement of professionals with specialized skill and knowledge to assist in (i) independently estimating reserves for certain lines of business using actual historical comparable loss data, independently derived loss development factors, and industry data and comparing this independent estimate to management's actuarial determined reserves and (ii) evaluating the appropriateness of the actuarial projection methods and reasonableness of the aforementioned loss development factors used by management for determining the reserve balances for certain lines of business.

PricewaterhouseCoopers LLP

Cleveland, Ohio
March 3, 2025

We have served as the Company's auditor since 1984.

Management's Report on Internal Control over Financial Reporting

Progressive's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control structure was designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control – Integrated Framework (2013),* management concluded that our internal control over financial reporting was effective as of December 31, 2024.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2024; such report appears herein.

CEO and CFO Certifications

Susan Patricia Griffith, President and Chief Executive Officer of The Progressive Corporation, and John P. Sauerland, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive's Annual Report on Form 10-K for the year ended December 31, 2024, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mrs. Griffith and Mr. Sauerland have each certified that, to the best of their knowledge, the financial statements, and other financial information included in the 2024 Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive's 2024 Annual Report on Form 10-K for the complete Section 302 and 906 Certifications, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand our financial condition and results of operations. MD&A should be read in conjunction with the consolidated financial statements and the related notes, and supplemental information.

I. OVERVIEW

The Progressive insurance organization has been offering insurance to consumers since 1937. The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Corporation, together with its insurance and non-insurance subsidiaries and affiliates, comprise what we refer to as Progressive.

For the year ended December 31, 2024, we are reporting two operating segments – Personal Lines and Commercial Lines. Our Personal Lines segment, which represents 85% of companywide net premiums written, writes insurance for personal vehicles, which include autos and special lines products (e.g, recreational vehicles, such as motorcycles, RVs, and watercraft), personal residential property insurance for homeowners and renters, umbrella insurance, and flood insurance through the "Write Your Own" program for the National Flood Insurance Program. Our personal auto product comprises 90% of our Personal Lines net premiums written and just over 75% of our companywide premiums and has the biggest impact on our underwriting results. Our special lines and personal property insurance products each represent about 5% of our total Personal Lines premiums.

Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and commercial property insurance predominantly for small businesses, and workers' compensation insurance primarily for the transportation industry and represents 15% of our companywide net premiums written. Our core commercial auto products, which excludes our transportation network company (TNC) business, our Progressive Fleet & Specialty Programs (Fleet & Specialty) products, and our business owners' policy (BOP) product, represented 80% of our total Commercial Lines net premiums written and just over 10% of companywide premiums.

We operate both segments throughout the United States through both the independent agency and direct distribution channels. We are the second largest private passenger auto insurer in the U.S., the largest writer of motorcycle insurance, the eleventh largest homeowners insurance carrier, and the number one writer of commercial auto insurance, in each case based on 2023 premiums written.

Our underwriting operations, combined with our service and investment operations, make up the consolidated group.

A. Operating Results
Progressive reported strong year-over-year growth in both premiums written and policies in force, an underwriting profit better than our 4% companywide calendar-year underwriting profit goal in 2024, and a 50% increase in recurring investment income, compared to 2023.

We wrote $74.4 billion of net premiums written during 2024, which was $12.9 billion more than we generated during 2023. We ended 2024 with 35 million policies in force, or just over 5 million more policies in force than at the end of 2023. Our underwriting profit margin was 11.2%, which was 6.1 points better than the 5.1% underwriting margin we earned in 2023.

During 2024, companywide net premiums written and earned each increased 21%, over the prior year, and policies in force increased 18%. Both segments contributed to premium and policies in force growth year over year. Net premiums written and earned both grew 23% in Personal Lines and 8% in Commercial Lines. In Personal Lines and Commercial Lines, policies in force grew 18% and 4%, respectively. The Personal Lines growth was mainly attributable to increases in new personal auto applications generated from greater advertising spend, the lifting the non-rate actions we put in place in the personal auto business in 2023, and our continued efforts to work closely with our independent agents to leverage our agent compensation program to reward writing profitable business. In addition to new application growth, during 2024, we increased personal auto and core commercial auto rates 3% and 5% in the aggregate, respectively, compared to rate increases of 19% and 17% during 2023.

Both our Personal Lines and Commercial Lines operating segments generated strong profitability during the year, reporting underwriting profit margins of 11.4% and 10.6%, respectively, compared to 5.9% and 1.2% for 2023. Several factors contributed to the change in our underwriting profit. First, the average earned premium per policy was higher in our personal and commercial auto businesses than during 2023, primarily due to the rate increases we took during 2023 to meet our companywide profitability target.

Second, in addition to rate increases, on a year-over-year basis for 2024, our incurred personal auto accident frequency decreased 5% and severity trends remained relatively stable, with a 1% increase over 2023. The companywide favorable prior accident years reserve development of 0.6 points during 2024, compared to unfavorable development during 2023 of 1.9 points, also contributed to our increased underwriting profitability. Our incurred catastrophe losses were fairly consistent on a year-over-year basis.

Lastly, partially offsetting the impact the improved loss ratio had on profitability, was a 2.4 point increase in our expense ratio over 2023, primarily driven by increased advertising expenses. During 2024, on a year-over-year basis, our companywide advertising spend increased 150%, bringing our 2024 advertising costs to $4.0 billion. We will continue to advertise to maximize growth as long as the advertising spend is efficient and we remain on track to achieve our target profitability.

For 2024, the year-over-year increase in underwriting profitability was the primary contributor to the $4.6 billion increase in net income. The remainder of the increase reflected an increase in recurring investment income, during 2024, primarily due to investing new cash from insurance operations and proceeds from maturing bonds in higher coupon rate securities.

Comprehensive income increased $3.6 billion over 2023. The increase in net income was in part offset by a relatively modest decrease of $0.2 billion in net unrealized losses on our fixed-maturity securities, compared to a $1.2 billion decrease in unrealized losses during 2023, which were primarily driven by the then-current economic environment.

We ended 2024 with total capital (debt plus shareholders' equity) of $32.5 billion, which was up $5.3 billion from year-end 2023, primarily due to the $8.7 billion of comprehensive income earned during

2024, offset by the $2.9 billion, quarterly and annual-variable common share dividends declared during 2024 and the $0.5 billion redemption of our outstanding Serial Preferred Shares, Series B, in the first quarter 2024, as discussed in further detail below under *Financial Condition*.

B. Insurance Operations
Personal Lines is comprised of our personal vehicle and property products. Our Personal Lines vehicles include both personal autos and our special lines products. Our personal vehicle and property products produced underwriting profits of 11.9% and 1.7%, respectively, for 2024. In total, our special lines products had a minimal impact on our total Personal Lines vehicle combined ratio for the year. Our personal property business generated an underwriting profit for the second consecutive year.

Our Commercial Lines segment includes our core commercial auto products, our TNC business, our Fleet & Specialty products, and our BOP product. Our total Commercial Lines underwriting profitability for 2024 was 10.6%.

During 2024, our personal auto and core commercial auto businesses' profitability benefited from higher average earned premium per policy, lower incurred loss frequency trends, and, in personal auto, favorable prior accident years reserve development. As a result of the rate actions we took during 2023 to help achieve our target profit margin, we currently believe that, in most states, we are adequately priced in our personal auto product and in our core commercial auto product we expect to have relatively modest rate increases in 2025. Our TNC business generated a calendar-year underwriting profit in 2024, as a result of the rate increases taken on this business in 2024 and prior years to achieve our target profitability.

We will continue to monitor the factors that could impact our loss costs for both our personal vehicle and property businesses, which may include new and used car prices, miles driven, driving patterns, loss severity, weather events, building materials, construction costs, inflation, tariffs, and other factors, on a state-by-state basis. Aggregate personal auto rate changes during 2024 were modest, relative to the prior two years, and we expect rates to stay relatively stable in 2025. In our personal property business, we increased rates about 19% countrywide, in the aggregate during 2024, and we expect continued rate increases in 2025.

Throughout the first half 2024, we continued to lift the temporary non-rate actions implemented in prior years in our personal auto and core commercial auto businesses, as our focus shifted from achieving our target profit margin to driving growth, delivering competitive rates to consumers, and continuing to provide a high-quality customer experience to our policyholders.

For 2024, both segments generated strong net premiums written growth. Personal Lines net premiums written grew 23%, with the agency and direct personal vehicle businesses growing 21% and 27%, respectively, and personal property growing 8%. Commercial Lines net premiums written also grew 8%, with the majority of the growth generated from our contractor and business auto business market targets (BMT).

Changes in net premiums written are a function of new business applications (i.e., policies sold), business mix, premium per policy, and retention.

During 2024, we experienced a significant increase in total Personal Lines new business applications, with increases in both our personal vehicle and personal property products. The increase in the total segment new business applications was primarily driven by our personal auto business, and reflects increased advertising spend, the lifting of the personal auto non-rate restrictions, and our efforts to get back into the independent agents' quote flows. New personal auto applications increased 44% in 2024, compared to the prior year.

New applications in our personal property business were up 31%, driven by significant growth in our renters policies. The new application growth in our homeowners/condo products was up 3% on a year-over-year basis for 2024, with growth in less volatile weather-related states being almost fully offset by decreases in new applications in more volatile weather-related states (e.g., coastal and hail-prone states).

Throughout 2024, in our personal property business, we continued to focus on improving profitability and reducing exposure in more volatile markets and, where permitted, slowed growth and non-renewed policies. We prioritized insuring lower-risk properties (e.g., new construction, existing homes with newer roofs), accepting new business for homeowners/condo products only when bundled with a Progressive personal auto policy, where permitted, and began exiting the non-owner occupied home market. In addition, we expanded our cost sharing through

mandatory wind and hail deductibles and roof depreciation schedules in markets where permitted. We plan to continue these actions to improve our personal property profitability and reduce exposure during 2025 in the more volatile markets.

New applications in our core commercial auto business increased 8% during 2024, compared to 2023, primarily due to an increase in quote volume and improved conversion in all of our BMTs, other than for-hire transportation and for-hire specialty, as discussed below. Excluding the impact of the for-hire transportation BMT, which had a year-over-year decrease in new applications, our core commercial auto new application growth would have been 15% during 2024. The for-hire transportation BMT continues to be adversely impacted by challenging freight market conditions that have caused a decline in the active number of motor carriers in this BMT.

During 2024, on a year-over-year basis, average written premium per policy grew 8% in personal auto and 5% in core commercial auto products. The growth in our personal and commercial auto products primarily reflected rate increases taken throughout 2023. The rate increases taken in commercial auto were, in part, offset by a shift in the mix of business, primarily driven by decreased demand in our for-hire transportation BMT.

For our personal property business, average written premium per policy was down 5% year over year. Our mix of business shifted as we continued to focus on growing in less volatile weather states, which generally have less risk and, therefore, lower average premiums per policy than more volatile weather-related states. We are also seeing a mix shift towards more renters policies, which have lower average written premiums. These mix shifts in our personal property business were partially offset by rate increases taken over the last 12 months and higher premium coverages reflecting increased property values. Given that our commercial auto and personal property policies are predominately written for 12-month terms, rate actions take longer to earn in for these products.

We believe a key element in improving the accuracy of our personal auto rating is Snapshot®, our usage-based insurance offering. During 2024, the adoption rates for consumers enrolling in the program decreased 9% in agency auto and increased 6% in direct auto, compared to 2023. During the second half of 2024, the agency auto adoption rate was up significantly, compared to the first half of the year, due to a shift in the mix of agencies through which we wrote new business, as we continued to relax restrictions on new business throughout 2024 and get back into the independent agents' quote flows. The increase in the direct auto adoption rate primarily reflected enhancements in the direct quoting process, in addition to the continued rollout of our newest Snapshot model. Snapshot is available in all states, other than California, and our latest segmentation model was available in states that represented about 75% of our countrywide personal auto net premiums written (excluding California) at year-end 2024. We continue to invest in our mobile application, with the majority of new enrollments choosing mobile devices for Snapshot monitoring.

We realize that to grow policies in force, it is critical that we retain our customers for longer periods. Consequently, increasing retention continues to be one of our most important priorities. Our efforts to increase our share of Progressive auto and home bundled households (i.e., Robinsons) remains a key initiative and we plan to continue to make investments to improve the customer experience in order to support that goal. Policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage, is our primary measure of customer retention in our Personal Lines and Commercial Lines businesses.

We evaluate personal auto retention using a trailing 12-month and a trailing 3-month policy life expectancy. Although the latter can reflect more volatility and is more sensitive to seasonality, this measure is more responsive to current experience and may be an indicator for the future trend of our 12-month measure. Our trailing 12-month total personal auto policy life expectancy was down 4% year over year, with agency personal auto up 2% and direct down 7%. On a trailing 3-month basis, our personal auto policy life expectancy was down 4% year over year, which we believe is due to increased shopping and the competitiveness in the marketplace.

Our trailing 12-month policy life expectancy was flat for special lines products and decreased 12% and 14% for personal property and core commercial auto, respectively. Our personal property retention decreased primarily as a result of a mix shift to more renters policies, which generally have a lower policy life expectancy, while rate increases and our plans to non-renew policies also contributed to the decrease. The decrease in the core commercial auto policy life expectancy was across all BMTs, and reflected rate and non-rate actions taken in 2023 to achieve our target

profitability, as well as the continued decrease in demand in the for-hire transportation BMT.

C. Investments
The fair value of our investment portfolio was $80.3 billion at December 31, 2024, compared to $66.0 billion at December 31, 2023. The increase from year-end 2023 primarily reflected cash flows from insurance operations and positive investment returns, partially offset by the payment of our quarterly and annual variable common share dividends and the redemption of all of our outstanding Serial Preferred Shares, Series B.

Our asset allocation strategy is to maintain 0%-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities (the securities allocated to Group I and II are defined below under *Results of Operations – Investments*). At December 31, 2024 and 2023, 6% and 7%, respectively, of our portfolio was allocated to Group I securities with the remainder to Group II securities.

Our recurring investment income generated a pretax book yield of 3.9% for 2024, compared to 3.1% for 2023. The increase from prior year primarily reflected investing new cash from insurance operations, and proceeds from maturing bonds, in higher coupon rate securities. Our investment portfolio produced a fully taxable equivalent (FTE) total return of 4.6% for 2024 and of 6.3% for 2023. Our fixed-income and common stock portfolios had FTE total returns of 3.8% and 22.9%, respectively, for 2024, compared to 5.4% and 26.7%, respectively, for 2023. The decrease in the fixed-income portfolio FTE total return primarily reflected movement in U.S. Treasury yields year over year. The increase in the common stock portfolio FTE total return reflected general market conditions.

At both December 31, 2024 and 2023, the fixed-income portfolio had a weighted average credit quality of AA- . At December 31, 2024, the fixed-income portfolio duration was 3.3 years, compared to 3.0 years at December 31, 2023. During 2024, we increased our duration to take advantage of higher yields in the market.

At December 31, 2024, we continued to maintain a relatively conservative investment portfolio with a greater allocation to cash and treasuries. We believe that this portfolio allocation, coupled with a lack of maturities of our outstanding debt until 2027, positions us well to benefit from the current dynamic interest rate environment. We believe that we are in a very strong position as we move into 2025.

II. FINANCIAL CONDITION

A. Liquidity and Capital Resources
The Progressive Corporation receives cash through subsidiary dividends, capital raising, and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its common shares, and to redeem or pay off debt, as well as for acquisitions and other business purposes that may arise.

During 2024, The Progressive Corporation received $3.7 billion, in the form of dividends, from its insurance and non-insurance subsidiaries.

The Progressive Corporation deployed capital through the following actions in 2024:
* Common Share Dividends - declared aggregate dividends of $4.90 per common share, or $2.9 billion.
* Common Share Repurchases - acquired 0.7 million of our common shares at a total cost of $134 million either in the open market or to satisfy tax withholding obligations in connection with the vesting of equity awards under our employee equity compensation plan.
    * Pursuant to our financial policies, we repurchase common shares to neutralize dilution from equity-based compensation granted during the year and opportunistically when we believe our shares are trading below our determination of long-term fair value.
* Preferred Share Redemption and Dividends - redeemed all of the outstanding Serial Preferred Shares, Series B, for $500 million in aggregate and declared and paid aggregate dividends of $8 million.
* Capital Contributions - contributed a net $182 million to its insurance and non-insurance subsidiaries.

Over the last three years, The Progressive Corporation received dividends from its subsidiaries, net of capital contributions, of $3.0 billion, and issued $2.0 billion, in the aggregate, of senior notes.

Aggregate payments made for the last three years, were as follows:
* $1.1 billion for common share dividends and $0.4 billion to repurchase our common shares;
* $0.8 billion for interest on our outstanding debt; and
* $0.6 billion for preferred share redemptions and dividends.

The covenants on The Progressive Corporation's existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event that our debt securities are downgraded by a rating agency. While we had an unsecured discretionary line of credit available to us during each of the last three years in the amount of $300 million for 2024 and 2023, and $250 million for 2022, we did not borrow under this arrangement, or engage in other short-term borrowings, to fund our operations or for liquidity purposes.

Progressive's insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims, as well as our insurance subsidiaries producing aggregate calendar-year underwriting profits and positive cash flows. As primarily an auto insurer, our claims liabilities generally have a short-term duration. At December 31, 2024, our loss and loss adjustment expense (LAE) reserves were $39.1 billion. Typically, at any point in time, approximately 50% of our outstanding loss and LAE reserves are paid within the following twelve months and less than 20% are still outstanding after three years. See *Note 6 – Loss and Loss Adjustment Expense Reserves* for further information on the timing of claims payments.

For the three years ended December 31, 2024, operations generated positive cash flows of $32.6 billion. In 2024, operating cash flows increased $4.5 billion, compared to 2023. The increase in operating cash flow, compared to the prior year, was primarily driven by the growth in underwriting profitability. We believe cash flows will remain positive in the reasonably foreseeable future and do not expect we will need to raise capital to support our operations in that timeframe, although changes in market or regulatory conditions affecting the insurance industry, or other unforeseen events, may necessitate otherwise.

As of December 31, 2024, we held $46.6 billion in short-term investments and U.S. Treasury securities, which represented nearly 60% of our total portfolio at year end. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments and short-term obligations in the event our cash flows from operations were to be negative. See *Item 1A, Risk Factors* in our 2024 Form 10-K filed with the U.S. Securities and Exchange Commission for a discussion of certain matters that may affect our portfolio and capital position.

Insurance companies are required to satisfy regulatory surplus and premiums-to-surplus ratio requirements. As of December 31, 2024, our consolidated statutory surplus was $27.2 billion, compared to $22.2 billion at December 31, 2023. Our net premiums written-to-surplus ratio was 2.7 to 1 at year-end 2024, 2.8 to 1 at year-end 2023, and 2.9 to 1 at year-end 2022. At December 31, 2024, we also had access to $6.2 billion of securities held in a consolidated, non-insurance subsidiary of the holding company that can be used to fund corporate obligations and provide additional capital to the insurance subsidiaries to fund potential future growth and other opportunities. In January 2025, a portion of these securities were used to pay the $2.7 billion common share dividends declared in December 2024.

Insurance companies are also required to satisfy risk-based capital ratios. These ratios are determined by a series of dynamic surplus-related calculations required by the laws of various states that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting). Our insurance subsidiaries' risk-based capital ratios were in excess of applicable minimum regulatory requirements at year-end 2024. Nonetheless, the payment of dividends by our insurance subsidiaries are subject to certain limitations. See *Note 8 – Statutory Financial Information* for additional information on insurance subsidiary dividends.

We seek to deploy our capital in a prudent manner and use multiple data sources and modeling tools to estimate the frequency, severity, and correlation of identified exposures, including, but not limited to, catastrophic and other insured losses, natural disasters, and other significant business interruptions, to estimate our potential capital needs. Management views our capital position as consisting of three layers, each with a specific size and purpose:

- The first layer of capital is the amount of capital we need to satisfy state insurance regulatory requirements and support our objective of writing all the business we can write and service, consistent with our underwriting discipline of achieving a combined ratio of 96 or better. This first layer of capital, which we refer to as "regulatory capital," is held by our various insurance entities.
- While our regulatory capital layer is, by definition, a cushion for absorbing financial consequences of adverse events, such as loss reserve development,

litigation, weather catastrophes, and investment market changes, we view that as a base and hold a second layer of capital for even more extreme conditions. The modeling used to quantify capital needs for these conditions is extensive, including tens of thousands of simulations, representing our best estimates of such contingencies based on historical experience. This capital is held either at a consolidated non-insurance subsidiary of the holding company or in our insurance entities, where it is potentially eligible for a dividend to the holding company.

- The third layer is capital in excess of the sum of the first two layers and provides maximum flexibility to fund other business opportunities, repurchase stock or other securities, and pay dividends to shareholders, among other purposes. This capital is largely held at a consolidated non-insurance subsidiary of the holding company.

We monitor our total capital position regularly throughout the year to ensure we have adequate capital to support our insurance operations. At December 31, 2024, we held total capital (debt plus shareholders' equity) of $32.5 billion, compared to $27.2 billion at December 31, 2023. Our debt-to-total capital ratios at December 31, 2024, 2023, and 2022, were 21.2%, 25.4%, and 28.7%, respectively. Our debt-to-total capital ratios were consistent with our financial policy of maintaining a ratio of less than 30%.

At December 31, 2024, we had various noncancelable contractual obligations that were outstanding. We had outstanding $7.0 billion principal amount of Senior Notes with maturity dates ranging from 2027 through 2052, with $3.9 billion of future interest payment obligations related to our outstanding debt. The next debt repayments of $1.0 billion, in the aggregate, are due in 2027 upon the maturity of our 2.45% Senior Notes and our 2.50% Senior Notes. See *Note 4 – Debt* for additional information on our long-term debt.

At year-end 2024, we also had $1.6 billion of purchase obligations that are noncancelable commitments for goods and services (e.g., software licenses, maintenance on information technology equipment, and media placements). About 60% of our purchase obligations are payable within one year and just over 10% will be outstanding for longer than three years. In addition, we have $341 million of minimum commitments for reinsurance contracts, primarily related to several multiple-layer property catastrophe reinsurance contracts with various reinsurers for terms ranging from one to three years. See *Note 1 – Reporting and Accounting Policies, Commitments and*

Contingencies for a discussion of these obligations. We do not have, and do not expect to enter into, any material commitments for capital expenditures in the reasonably foreseeable future.

Based upon our capital planning and forecasting efforts, we believe we have sufficient capital resources and cash flows from operations to support our current business, scheduled principal and interest payments on our debt, anticipated quarterly dividends on our common shares, our contractual obligations, and other expected capital requirements for the foreseeable future.

Nevertheless, we may decide to raise additional capital to take advantage of attractive terms in the market and provide additional financial flexibility. We currently have an effective shelf registration with the U.S. Securities and Exchange Commission so that we may periodically offer and sell an indeterminate aggregate amount of senior or subordinated debt securities, preferred stock, depositary shares, common stock, purchase contracts, warrants, and units. The shelf registration enables us to raise funds, subject to market conditions, from the offering of any securities covered by the shelf registration as well as any combination thereof.

III. RESULTS OF OPERATIONS – UNDERWRITING

A. Segment Overview

We report our underwriting operations in two segments: Personal Lines and Commercial Lines. As a component of our Personal Lines segment, we include personal vehicles (auto and special lines products) and, beginning in the fourth quarter 2024, personal property products. Since our personal auto products represent 90% of our Personal Lines segment, our discussion will focus primarily on personal auto products, in addition to discussing our personal property products. To provide a further understanding of our personal auto products by distribution channel, we report our agency and direct personal auto business results separately in this MD&A.

Our Commercial Lines segment includes our core commercial auto products, TNC business, Fleet & Specialty products, and BOP business. Of our total Commercial Lines segment, our core commercial auto products represent about 80% of net premiums written and our TNC business represents about 15%. Therefore, much of the following discussion will focus only on our core commercial auto products.

The following table shows the composition of our companywide net premiums written, by segment, for the years ended December 31:

Within our Personal Lines segment, we often categorize our personal auto product policyholders into four consumer segments:
- Sam - inconsistently insured;
- Diane - consistently insured and maybe a renter;
- Wrights - homeowners who do not bundle auto and home; and
- Robinsons - homeowners who bundle auto and home.

While our personal auto policies primarily have 6-month terms, to promote bundled personal auto and property growth, we write 12-month term personal auto policies in our Platinum agencies. At year-end 2024 and 2023, 12% and 14%, respectively, of our agency personal auto policies in force were 12-month policies. To the extent our agency application mix of annual personal auto policies changes, the shift in policy term could impact our written premium mix in the agency channel, as 12-month policies have about twice the amount of net premiums written, compared to 6-month policies.

Our special lines and personal property products are written for 12-month terms. About 55% and 75%, respectively, of our special lines products and personal property business net premiums written was generated through the independent agency channel, with the balance through the direct channel.

	2024	2023	2022
Personal Lines			
Vehicles			
Agency	36 %	36 %	36 %
Direct	45	43	41
Property	4	5	5
Total Personal Lines	85	84	82
Commercial Lines	15	16	18
Total underwriting operations	100 %	100 %	100 %

Within our Commercial Lines business, our core commercial auto business operates in the following five traditional business market targets (BMT):
- for-hire specialty;
- for-hire transportation;
- tow;
- contractor; and
- business auto.

At year-end 2024, about 90% of our Commercial Lines policies in force had 12-month terms. The majority of our Commercial Lines business is written through the independent agency channel, although we continue to focus on growing our direct business, with about 10% of our core commercial auto premiums written through the direct channel for each of the last three years. To serve our direct channel customers, we continue to expand our product offerings, including adding states where we can offer our BOP product, as well as adding these product offerings to our digital platform that allows direct small business consumers to obtain quotes for our products and products offered from a select group of unaffiliated carriers (BusinessQuote Explorer®).

B. Profitability

Profitability for our underwriting operations is defined by pretax underwriting profit or loss, which is calculated as net premiums earned plus fees and other revenues less losses and loss adjustment expenses, policy acquisition costs, and other underwriting expenses. We also use underwriting margin, which is underwriting profit or loss expressed as a percentage of net premiums earned, to analyze our results. For the three years ended December 31, our underwriting profitability results were as follows:

	2024		2023		2022	
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)	
($ in millions)	$	Margin	$	Margin	$	Margin
Personal Lines						
Vehicles						
Agency	$ 3,559	13.9 %	$ 1,029	4.9 %	$ 734	4.1 %
Direct	3,231	10.3	1,828	7.3	769	3.8
Property	50	1.7	28	1.1	(238)	(10.5)
Total Personal Lines	6,840	11.4	2,885	5.9	1,265	3.2
Commercial Lines	1,136	10.6	123	1.2	810	8.9
Other indemnity[1]	(18)	NM	(16)	NM	(11)	NM
Total underwriting operations	$ 7,958	11.2 %	$ 2,992	5.1 %	$ 2,064	4.2 %

[1] Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

Several factors contributed to the change in companywide underwriting profit for the year ended December 31, 2024, compared to the same period in 2023. First, as a result of the rate actions we took in our Personal Lines and Commercial Lines segments, our personal auto and core commercial auto products average written premium per policy were up 8% and 5%, respectively, for 2024, compared to the prior year.

Second, as a result of the favorable loss trends during 2024, we experienced companywide favorable prior accident years reserve development, compared to unfavorable prior year development for 2023. During 2024, our personal auto and core commercial auto products experienced an incurred loss frequency decrease of 5% and 7%, respectively, compared to 2023. In total, our catastrophe losses were 0.5 points higher in 2024, compared to the prior year. See the *Losses and Loss Adjustment Expenses (LAE)* section below for further discussion of our catastrophe losses, frequency and severity trends, and reserve development recognized during the periods.

Lastly, year-over-year change in underwriting profitability included a 2.4 point increase in our companywide expense ratio, primarily due to a 150% increase in advertising spend over 2023. Our total advertising spend for 2024, was $4.0 billion, compared to $1.6 billion in 2023. Throughout the year we increased our media spend to maximize growth and will continue to spend at or above this level as long as we remain on track to achieve our target profitability and can acquire customers at or below our target acquisition cost.

Further underwriting results for our Personal Lines business, Commercial Lines business, and our underwriting operations in total, were as follows:

Underwriting Performance[1]	2024	2023	2022
Personal Lines			
Vehicles			
Agency			
Loss & loss adjustment expense ratio	67.7	77.0	78.1
Underwriting expense ratio	18.4	18.1	17.8
Combined ratio	86.1	95.1	95.9
Direct			
Loss & loss adjustment expense ratio	69.8	78.4	78.6
Underwriting expense ratio	19.9	14.3	17.6
Combined ratio	89.7	92.7	96.2
Property			
Loss & loss adjustment expense ratio	69.3	69.6	83.3
Underwriting expense ratio	29.0	29.3	27.2
Combined ratio	98.3	98.9	110.5
Total Personal Lines			
Loss & loss adjustment expense ratio	68.9	77.4	78.6
Underwriting expense ratio	19.7	16.7	18.2
Combined ratio	88.6	94.1	96.8
Commercial Lines			
Loss & loss adjustment expense ratio	70.1	79.0	71.5
Underwriting expense ratio	19.3	19.8	19.6
Combined ratio	89.4	98.8	91.1
Total Underwriting Operations			
Loss & loss adjustment expense ratio	69.1	77.6	77.3
Underwriting expense ratio	19.7	17.3	18.5
Combined ratio	88.8	94.9	95.8
Accident year – Loss & loss adjustment expense ratio[2]	69.7	75.7	77.5

[1] Ratios are expressed as a percentage of net premiums earned. Fees and other revenues are netted against either loss adjustment expenses or underwriting expenses in the ratio calculations, based on the underlying activity that generated the revenue.

[2] The accident year ratios include only the losses that occurred during each respective year. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident year are reviewed.

Losses and Loss Adjustment Expenses (LAE)

(millions)	2024	2023	2022
Change in net loss and LAE reserves	$ 4,970	$ 4,800	$ 3,370
Paid losses and LAE	44,090	40,855	34,753
Total incurred losses and LAE	$49,060	$45,655	$38,123

Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. Claims costs are a function of loss severity and frequency and, for our personal auto and core commercial auto businesses, are influenced by inflation and driving patterns, among other factors, some of which are discussed below. In our personal property business, severity is primarily a function of construction costs and the age and complexity of the structure, among other factors. Accordingly, anticipated changes in these factors are taken into account when we establish premium rates and loss reserves. Loss reserves are estimates of future costs and our reserves are adjusted as underlying assumptions change and information develops. See *Critical Accounting Policies – A. Loss and LAE Reserves* for a discussion of the effect of changing estimates.

Our total loss and LAE ratio decreased 8.5 points in 2024 and increased 0.3 points in 2023, each compared to the prior year. During 2024, the decrease in the loss ratio was driven by lower personal auto and core commercial auto loss frequency, relatively stable personal auto severity, higher personal auto and core commercial auto premium per policy, and companywide favorable prior accident years reserve development, compared to unfavorable development for 2023. Our accident year loss and LAE ratio, which excludes the impact of prior accident year reserve development during each calendar year, decreased 6.0 points and 1.8 points in 2024 and 2023, respectively, compared to the prior years.

We experienced severe weather conditions in several areas of the country during each of the last three years. Hurricanes, hail storms, tornadoes, and wind activity contributed to catastrophe losses each year. The following table shows our consolidated catastrophe losses and related combined ratio point impact, excluding loss adjustment expenses, for the years ended December 31:

($ in millions)	2024 $	2024 Point[1]	2023 $	2023 Point[1]	2022 $	2022 Point[1]
Personal Lines						
Vehicles	$1,693	3.0 pts.	$1,094	2.4 pts.	$1,046	2.8 pts.
Property	741	24.8	659	25.8	580	25.6
Total Personal Lines	2,434	4.1	1,753	3.6	1,626	4.0
Commercial Lines	80	0.7	41	0.4	34	0.4
Total catastrophe losses incurred	$2,514	3.6 pts.	$1,794	3.1 pts.	$1,660	3.4 pts.

[1]Represents catastrophe losses incurred during the year, including the impact of reinsurance, as a percentage of net premiums earned for each segment.

During 2024, our catastrophe losses reflected severe weather events throughout the United States, with Hurricanes Helene and Milton accounting for nearly one third of the total losses for the year. We have responded, and plan to continue to respond, promptly to catastrophic events when they occur in order to provide high-quality claims service to our customers.

Changes in our estimate of our ultimate losses on catastrophes currently reserved, along with potential future catastrophes, could have a material impact on our financial condition, cash flows, or results of operations. We reinsure various risks, including, but not limited to, catastrophic losses. We do not have catastrophe-specific reinsurance for our personal auto, special lines, or core commercial auto businesses, but we reinsure portions of our personal property business. The personal property business reinsurance programs include catastrophe per occurrence excess of loss contracts and aggregate excess of loss contracts. We also purchase excess of loss reinsurance on our workers' compensation insurance and our higher-limit commercial auto liability product offered by our Fleet & Specialty business, and on certain BOP product coverages.

We evaluate our reinsurance programs during the renewal process, if not more frequently, to ensure our programs continue to effectively address the company's risk tolerance. As a result, during 2024, we entered into new reinsurance contracts under our per occurrence excess of loss program for our personal property business that covers losses from June 1, 2024 through May 31, 2025. This program is comprised of privately placed reinsurance, reinsurance placed through catastrophe bond transactions, and coverage obtained through the Florida Hurricane Catastrophe Fund (FHCF). The reinsurance program has a retention threshold for losses and allocated loss adjustment expenses (ALAE) from a single catastrophic event of $200 million, which is unchanged from the retention threshold on prior contracts. In general, as of December 31, 2024, this program, including the shared limit coverage discussed below, includes coverage for $1.8 billion in losses and ALAE with additional substantial coverage for a second or third hurricane. When including the FHCF, which is specific to Florida, this coverage reaches an estimated $2.1 billion.

From June 1, 2024 through December 31, 2024, which is considered the hurricane season, we had shared limit coverage in our reinsurance program that provided $175 million of coverage for named storms. We renewed this coverage from June 1, 2025 through December 31, 2025, with the same terms. This reinsurance arrangement can, depending on the circumstances, provide additional coverage for a significant covered event, or provide coverage for aggregate losses under our occurrence excess of loss retention. During 2024, we ceded no losses under this coverage.

During 2024, our personal property business also had an aggregate excess of loss program structure with multiple layers providing for catastrophe losses and ALAE. No losses were ceded under this aggregate excess of loss agreement during 2024. In January 2025, a new aggregate excess of loss program was entered for claims occurring in 2025. Under the 2025 program, which is substantially the same as the 2024 program, the first retention layer threshold ranges from $450 million to $475 million, excluding named tropical storms and hurricanes, and the second retention layer threshold is $525 million, including named tropical storms and hurricanes. The first and second layers provide coverage up to $75 million and $100 million, respectively. As part of the 2025 aggregate excess of loss program, we also entered into a severe convective storm modeled loss aggregate coverage, which covers a type of thunderstorm characterized by strong winds, heavy rain, large hail, thunder, lightning, and sometimes tornadoes. This modeled loss coverage provides $15 million of coverage, net of a retention of $665 million.

For further details and additional discussion on our reinsurance programs, see *Item 1, Business – Reinsurance* in our 2024 Form 10-K, filed with the U.S. Securities and Exchange Commission, for the year ended December 31, 2024 and *Note 7 – Reinsurance* for a discussion of our various reinsurance programs.

While the total coverage limit and per-event retention will evolve to fit the growth of our business, we expect to remain a consistent purchaser of reinsurance coverage. While the availability of reinsurance is subject to many forces outside of our control, the types of reinsurance that we elected to purchase during 2024 and in early 2025, were readily available and competitively priced. On a year-over-year basis, we did not incur a material change in the aggregate costs of our reinsurance programs. See *Item 1A, Risk Factors* in our Form 10-K, for a discussion of certain risks related to catastrophe events.

The following discussion of our severity and frequency trends in our personal auto business excludes comprehensive coverage because of its inherent volatility, as it is typically linked to catastrophic losses generally resulting from adverse weather. For our core commercial auto business, the reported frequency and severity trends include comprehensive coverage. Comprehensive coverage insures against damage to a customer's vehicle due to various causes other than collision, such as windstorm, hail, theft, falling objects, and glass breakage.

On a calendar-year basis, the change in total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in case reserves) over the prior-year periods was as follows:

	Change Over Prior Year		
Coverage Type	2024	2023	2022
Bodily injury	6 %	10 %	8 %
Collision	(2)	5	16
Personal injury protection	(2)	2	(9)
Property damage	(1)	9	20
Total	1	8	13

On a calendar-year basis, the incurred severity in our core commercial auto products increased 9% in 2024, compared to 6% in both 2023 and 2022. Since the loss patterns in the core commercial auto products are not indicative of our other commercial auto products (i.e., TNC and Fleet & Specialty businesses), disclosing severity and frequency trends excluding those businesses is more representative of our overall experience for the majority of our commercial auto products.

It is a challenge to estimate future severity, but we continue to monitor changes in the underlying costs, such as general inflation, used car prices, vehicle repair costs, medical costs, health care reform, tariffs, court decisions, and jury verdicts, along with regulatory changes and other factors that may affect severity.

The change in calendar-year incurred frequency, over the prior-year periods, in our total personal auto products was as follows:

Coverage Type	Change Over Prior Year		
	2024	2023	2022
Bodily injury	(3)%	2%	(4)%
Collision	(8)	(7)	(8)
Personal injury protection	(4)	2	(5)
Property damage	(4)	0	(5)
Total	(5)	(2)	(6)

The year-over-year decrease in frequency, in part, reflects a shift in the mix of business to a more preferred tier of customers (i.e., Wrights and Robinsons).

On a calendar-year basis, our core commercial auto products' incurred frequency decreased 7% in 2024, compared to an increase of 2% in 2023 and 3% in 2022.

We closely monitor the changes in frequency, but the degree or direction of near-term frequency change is not something that we are able to predict with any certainty. We will continue to analyze trends to distinguish changes in our experience from other external factors, such as changes in the number of vehicles per household, miles driven, vehicle usage, gasoline prices, advances in vehicle safety, and unemployment rates, versus those resulting from shifts in the mix of our business or changes in driving patterns, and the ridesharing economy to allow us to react quickly to price for these trends and to reserve more accurately for our loss exposures.

The table below presents the actuarial adjustments implemented and the loss reserve development experienced on a companywide basis in the years ended December 31:

($ in millions)	2024	2023	2022
Actuarial Adjustments			
Reserve decrease (increase)			
Prior accident years	$(123)	$ (454)	$(106)
Current accident year	530	(587)	(83)
Calendar year actuarial adjustments	$ 407	$(1,041)	$(189)
Prior Accident Years Development			
Favorable (unfavorable)			
Actuarial adjustments	$(123)	$ (454)	$(106)
All other development	539	(640)	192
Total development	$ 416	$(1,094)	$ 86
(Increase) decrease to calendar year combined ratio	0.6 pts.	(1.9) pts.	0.2 pts.

Total development consists of both actuarial adjustments and "all other development" on prior accident years. We use "accident year" generically to represent the year in which a loss occurred. The actuarial adjustments represent the net changes made by our actuarial staff to both current and prior accident year reserves based on regularly scheduled reviews. Through these reviews, our actuaries identify and measure variances in the projected frequency and

severity trends, which allow them to adjust the reserves to reflect current cost trends.

For the Personal Lines auto and special lines products and Commercial Lines business, development for catastrophe losses would be reflected in "all other development," discussed below, to the extent they relate to prior year reserves. For our Personal Lines property business, 100% of catastrophe losses are reviewed monthly and any development on catastrophe reserves are included as part of the actuarial adjustments. We report these actuarial adjustments separately for the current and prior accident years to reflect these adjustments as part of the total prior accident years development.

"All other development" represents claims settling for more or less than reserved, emergence of unrecorded claims at rates different than anticipated in our incurred but not recorded (IBNR) reserves, and changes in reserve estimates on specific claims. Although we believe the development from both the actuarial adjustments and "all other development" generally results from the same factors, we are unable to quantify the portion of the reserve development that might be applicable to any one or more of those underlying factors.

Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date the reserves are initially established until losses are fully developed. Our ability to meet this objective is impacted by many factors, such as changes in case law.

As reflected in the table above, we experienced slightly favorable prior accident years development during 2024 and 2022, compared to unfavorable development in 2023. The favorable development during 2024 was, in part, due to lower than anticipated personal auto frequency and severity in Florida and lower than anticipated personal auto property damage severity across the majority of states. This was partially offset by unfavorable development resulting from higher than anticipated LAE costs in our personal property products and higher than anticipated severity in core commercial auto products for California, New York, and Texas.

For 2023, about two-thirds of the unfavorable development was in our personal auto products with the remaining one-third in our Commercial Lines business. The personal auto products unfavorable development was equally attributable to higher than anticipated severity in personal auto property and physical damage coverages and increased loss costs in Florida injury and medical coverages and, to a lesser extent, higher than anticipated late reported injury claims, which was

partially offset by lower than anticipated LAE. For our Commercial Lines segment, the unfavorable development was mainly due to both late reported and large loss emergence on injury claims, with about half of this development attributable to our TNC business.

See *Note 6 – Loss and Loss Adjustment Expense Reserves*, for a more detailed discussion of our prior accident years development.

Underwriting Expenses
Underwriting expenses include policy acquisition costs and other underwriting expenses. The underwriting expense ratio is our underwriting expenses, net of certain fees and other revenues, expressed as a percentage of net premiums earned. For 2024, our underwriting expense ratio increased 2.4 points, compared to the prior year, primarily driven by increases in our advertising spend, partially offset by growth in net premiums earned. In total, our companywide advertising spend increased 150%, or 2.9 points for 2024, compared to 2023.

For 2024, our total companywide advertising costs were $4.0 billion, compared to $1.6 billion in 2023, and exceeded the amount of advertising spend for any previous annual period. As previously discussed, we increased our media spend to maximize growth and will continue to spend at or above this level as long as the advertising spend is efficient and we remain on track to achieve our target profitability.

To analyze underwriting expenses, we also review our non-acquisition expense ratio (NAER), which excludes costs related to policy acquisition (e.g., advertising and agency commissions) from our underwriting expense ratio. By excluding acquisition costs from our underwriting expense ratio, we are able to understand costs other than those necessary to acquire new policies and grow the business. In 2024, our NAER decreased 0.4 points and 0.6 points in our personal vehicle and core commercial auto businesses, respectively, compared to 2023, and increased 0.3 points in our personal property business. The increase in the property NAER was, in part, due to our investment in headcount and related compensation. We remain committed to efficiently managing operational non-acquisition expenses.

C. Growth

For our underwriting operations, we analyze growth in terms of both premiums and policies. Net premiums written represent the premiums from policies written during the period, less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention. Policies in force, our preferred measure of growth since it removes the variability due to rate changes or mix shifts, represents all policies for which coverage was in effect as of the end of the period specified.

For the years ended December 31, ($ in millions)	2024 $	% Growth	2023 $	% Growth	2022 $	% Growth
Net Premiums Written						
Personal Lines						
Vehicles						
Agency	$ 26,967	21 %	$ 22,278	22 %	$ 18,334	6 %
Direct	33,432	27	26,303	26	20,944	11
Property	3,071	8	2,831	18	2,402	8
Total Personal Lines	63,470	23	51,412	23	41,680	9
Commercial Lines	10,953	8	10,138	8	9,399	17
Other indemnity[1]	1	NM	0	NM	2	NM
Total underwriting operations	$ 74,424	21 %	$ 61,550	20 %	$ 51,081	10 %
Net Premiums Earned						
Personal Lines						
Vehicles						
Agency	$ 25,640	21 %	$ 21,198	19 %	$ 17,745	5 %
Direct	31,458	26	25,015	24	20,135	9
Property	2,993	17	2,552	12	2,270	11
Total Personal Lines	60,091	23	48,765	21	40,150	7
Commercial Lines	10,707	8	9,899	9	9,088	31
Other indemnity[1]	1	NM	1	NM	3	NM
Total underwriting operations	$ 70,799	21 %	$ 58,665	19 %	$ 49,241	11 %

NM = Not meaningful
[1] Includes other underwriting business and run-off operations.

December 31, (# in thousands)	2024 #	% Growth	2023 #	% Growth	2022 #	% Growth
Policies in Force						
Personal Lines						
Agency - auto	9,778	17 %	8,336	7 %	7,767	(1) %
Direct - auto	13,996	25	11,190	10	10,131	6
Special lines[1]	6,520	9	5,969	7	5,558	5
Property	3,517	14	3,096	9	2,851	3
Total Personal Lines	33,811	18	28,591	9	26,307	3
Commercial Lines	1,141	4	1,099	5	1,046	8
Companywide total	34,952	18 %	29,690	9 %	27,353	3 %

[1] Includes insurance for motorcycles, RVs, watercraft, snowmobiles, and similar items.

To analyze growth, we review new policies, rate levels, and the retention characteristics of our segments. Although new policies are necessary to maintain a growing book of business, we recognize the importance of retaining our current customers as a critical component of our continued growth.

D. Personal Lines

Our Personal Lines business offers vehicle (personal auto and special lines) and residential property insurance products to personal consumers, with the operating goal of optimizing the number of insured products within our policyholders' households. In our discussion below, we report our personal auto and personal property business results separately as components of our Personal Lines segment to provide a further understanding of our products. Our personal auto business discussions are further separated between the agency and direct distribution channel. At year-end 2024, 44% of our personal auto business is written through the agency channel and 56% is written through the direct channel.

Personal Auto - Agency

	Change Over Prior Year		
	2024	**2023**	**2022**
Applications			
New	32 %	15 %	(3)%
Renewal	8	6	(3)
Total	13	8	(3)
Written premium per policy			
New	5	7	9
Renewal	9	13	11
Total	8	12	11
Policy life expectancy			
Trailing 3 months	(3)	23	(11)
Trailing 12 months	2	29	(24)

The personal auto agency business includes business written by more than 40,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. During 2024, 46 states generated new agency personal auto application growth, including 8 of our top 10 largest agency states.

Compared to the prior year, new application and policies in force growth varied by consumer segment:
- Sams experienced a single digit increase in policies in force, with a low double digit increase in new application growth during 2024; and

- Dianes, Wrights, and Robinsons all experienced very strong policies in force and new application growth during 2024, with the Wrights having the largest year-over-year increases.

During 2024, on a year-over-year basis, we experienced an increase in agency personal auto quote volume of 17%, with a rate of conversion (i.e., converting a quote to a sale) increase of 13%. All four consumer segments experienced an increase in both quote volume and conversion compared to 2023.

The increase in written premium per policy for new and renewal personal auto agency business during 2024, compared to 2023, was primarily attributable to the rate increases previously discussed.

The trailing 12-month policy life expectancy in the personal auto agency business lengthened during 2024. We believe this increase was primarily driven by a shift in the mix of business. During 2023, as part of our efforts to slow growth to achieve our target profitability, we focused our efforts to attract a more preferred tier of customers, including more Robinsons, who tend to stay with us longer. We believe the trailing 3-month measure was down slightly primarily due to increased shopping and competitiveness in the marketplace.

Personal Auto - Direct

	Change Over Prior Year		
	2024	**2023**	**2022**
Applications			
New	51 %	15 %	6 %
Renewal	11	13	3
Total	19	13	3
Written premium per policy			
New	9	5	6
Renewal	8	11	8
Total	7	10	8
Policy life expectancy			
Trailing 3 months	(3)	6	(6)
Trailing 12 months	(7)	19	(19)

The personal auto direct business includes business written directly by Progressive online or by phone. As we increased advertising spend and lifted certain non-rate restrictions during 2024, we saw significant direct personal auto new application growth in all states and across all consumer segments, compared to 2023. At the end of

2024, policies in force grew between 17% and 28% in each consumer segment, compared to the end of 2023.

During 2024, we experienced an increase in direct personal auto quote volume of 65%, compared to 2023, primarily driven by the increased advertising spend and increased shopping in the marketplace. The rate of conversion decreased 9%, compared to 2023, which we believe was primarily due to a greater number of casual shoppers obtaining quotes, who were less committed to purchasing a new insurance policy. All consumer segments saw an increase in quotes and a decrease in the rate of conversion during 2024.

The written premium per policy increase for new and renewal personal auto direct business during 2024, compared to 2023, was primarily driven by the rate increases previously discussed.

Our trailing 3- and 12-month policy life expectancy in the direct auto business experienced a decrease in retention during 2024, compared to 2023. We believe the drivers of the change were due to increased shopping and competitiveness in the marketplace.

Personal Property
The following table shows our year-over-year changes for our personal property business:

	Change Over Prior Year		
	2024	**2023**	**2022**
Applications			
New	31 %	15 %	(8)%
Renewal	6	5	8
Total	14	8	3
Written premium per policy			
New	(15)	5	(2)
Renewal	2	13	6
Total	(5)	10	6
Policy life expectancy			
Trailing 12 months	(12)	15	(7)

Our personal property business writes residential property insurance for homeowners and renters, umbrella, and flood insurance through the "Write Your Own" program for the National Flood Insurance Program. Our personal property business insurance is written in the agency and direct channels.

In addition to reducing our geographic footprint in more volatile weather-related states (e.g., coastal and hail-

prone states), we continued to focus on accelerating growth in markets that are less susceptible to catastrophes for our homeowners products, which we define as our total personal property business excluding renters and umbrella products. Homeowners policies in force in the growth-oriented states increased 15% on a year-over-year basis for 2024.

Policies in force decreased 13% in the volatile weather states at the end of 2024, compared to 2023. Improving profitability and reducing our concentration and exposure in more volatile weather-related markets continued to be the top priority for our personal property business and, during 2024, we continued to move forward on several initiatives, including: (i) prioritizing insuring lower-risk properties (e.g., new construction, existing homes with newer roofs); (ii) putting underwriting restrictions in place in about half of the country, by the end of 2024, to only accept new personal property business (e.g., home or condo) when the property policy is bundled with a Progressive personal auto policy, where permitted; (iii) began restricting new business and non-renewing policies that provide coverage for non-owner occupied properties (e.g., short-term vacation rental, secondary residence, etc.) in the majority of states; and, (iv) expanding our cost sharing with policyholders through mandatory wind and hail deductibles and roof depreciation schedules in markets where permitted.

In addition, beginning in the second quarter 2024, following the required filings and notices, we began our efforts to non-renew up to 115,000 Property policies in Florida. This effort slowed while the moratoriums were in place in response to Hurricanes Helene and Milton, which temporarily limited an insurer's ability to non-renew policies, but resumed once the moratoriums expired in December 2024.

To try to ease the disruption of the non-renewals to our customers and agents, we reached an agreement with an unaffiliated Florida insurer to offer replacement policies to many of these policyholders, subject to the insurer's underwriting and financial guidelines and agent appointments where applicable.

Our written premium per policy decreased on a year-over-year basis, primarily attributable to a decline in homeowners policies in force in volatile states and in non-owner occupied properties, which both have higher average premiums, and a shift in the mix to more renters policies, which have lower average premiums. The effect of these declines were partially offset by rate increases taken during 2024 and higher premium coverages reflecting increased property values. During 2024, we increased rates, in aggregate, about 19% in our personal property business. We intend to continue to make targeted rate increases in states where we believe it is necessary to achieve our profitability targets.

The policy life expectancy in our personal property business shortened during 2024, compared to 2023, which we believe is primarily driven by a shift in the mix of business to more renters policies, our previously discussed rate increases, and the non-renewals for certain policies in volatile weather states.

E. Commercial Lines

The following table and discussion focuses on our core commercial auto products, which account for about 80% of our Commercial Lines segment 2024 net premiums written. Year-over-year changes in our core commercial auto products were as follows:

	Change Over Prior Year		
	2024	2023	2022
Applications			
New	8 %	4 %	(1)%
Renewal	1	4	12
Total	4	4	7
Written premium per policy			
New	(1)	(3)	6
Renewal	8	6	16
Total	5	3	11
Policy life expectancy			
Trailing 12 months	(14)	(12)	(12)

The increases in net premiums written reflected growth in all of our BMTs, except our for-hire transportation BMT, which continued to be adversely impacted by challenging freight market conditions that have continued to cause a decline in the active number of motor carriers in the for-hire transportation market. The most significant premium growth came from our contractor and business auto BMTs, primarily driven by the aggregate core commercial auto rate increases of 17% taken during 2023.

During 2024, core commercial auto new application growth was positive in each of our BMTs, except for the for-hire transportation and for-hire specialty BMTs. We experienced a 6% increase in quote volume and a 2% increase in the rate of conversion in our commercial auto products during 2024, compared to 2023.

The effect the previously discussed rate increases had on written premium per policy for our new core commercial auto business was offset by the change in the mix of business written, compared to 2023, while the increase for renewal business primarily reflected the previously discussed rate increases. During 2024, we increased rates, in aggregate, about 5% in our core commercial auto products. We will continue to evaluate our rate need and adjust rates as we deem necessary.

Our policy life expectancy decreased in all BMTs, which we believe is due to rate and non-rate actions.

IV. RESULTS OF OPERATIONS – INVESTMENTS

A. Portfolio Summary
At year-end 2024, the fair value of our investment portfolio was $80.3 billion, compared to $66.0 billion at year-end 2023. The increase in value from year-end 2023, primarily reflected cash flows from insurance operations and positive investment returns, partially offset by the redemption of all of our outstanding Serial Preferred Shares, Series B, and the payment of our annual-variable and quarterly common share dividends. Our investment income (interest and dividends) increased 50% in both 2024 and 2023, compared to prior year. Growth in invested assets and an increase in pretax recurring investment book yield contributed to the increase in investment income.

B. Investment Results
Our management philosophy governing the portfolio is to evaluate investment results on a total return basis. The fully taxable equivalent (FTE) total return includes recurring investment income, adjusted to a fully taxable amount for certain securities that receive preferential tax treatment (e.g., municipal securities), and total net realized, and changes in total unrealized, gains (losses) on securities.

The following summarizes investment results for the years ended December 31:

	2024	2023	2022
Pretax recurring investment book yield	3.9 %	3.1 %	2.4 %
FTE total return:			
Fixed-income securities	3.8	5.4	(6.6)
Common stocks	22.9	26.7	(19.4)
Total portfolio	4.6	6.3	(7.8)

The increase in the book yield during 2024 and 2023, primarily reflected investing new cash from insurance operations, and proceeds from maturing bonds, in higher coupon rate securities. For each year, the change in the fixed-income portfolio FTE total return, compared to prior year, primarily reflected movement in U.S. Treasury yields year-over-year. The common stock FTE total return reflected general market conditions.

A further break-down of our FTE total returns for our fixed-income portfolio for the years ended December 31, follows:

	2024	2023	2022
Fixed-income securities:			
U.S. government obligations	2.2 %	4.6 %	(7.8)%
State and local government obligations	3.9	5.9	(8.3)
Foreign government obligations	(3.7)	6.4	(12.3)
Corporate and other debt securities	4.9	7.1	(6.0)
Residential mortgage-backed securities	7.8	9.2	0.6
Commercial mortgage-backed securities	10.4	6.9	(9.5)
Other asset-backed securities	6.2	7.2	(1.6)
Nonredeemable preferred stocks	8.8	1.4	(8.3)
Short-term investments	5.8	5.0	1.5

C. Portfolio Allocation

The composition of the investment portfolio at December 31, was:

($ in millions)	Fair Value	% of Total Portfolio	Duration (years)	Average Rating[1]
2024				
U.S. government obligations	$ 45,988	57.3 %	4.1	AA+
State and local government obligations	2,778	3.5	2.5	AA+
Foreign government obligations	16	0	1.6	AAA
Corporate and other debt securities	13,954	17.4	2.6	BBB+
Residential mortgage-backed securities	1,601	2.0	2.6	AA
Commercial mortgage-backed securities	4,352	5.4	1.9	A+
Other asset-backed securities	6,643	8.3	1.2	AA+
Nonredeemable preferred stocks	728	0.9	1.4	BBB-
Short-term investments	615	0.7	<0.1	AA-
Total fixed-income securities	76,675	95.5	3.3	AA-
Common equities	3,575	4.5	na	na
Total portfolio[2]	$ 80,250	100.0 %	3.3	AA-
2023				
U.S. government obligations	$ 36,869	55.9 %	3.6	AA+
State and local government obligations	2,203	3.3	3.0	AA+
Foreign government obligations	16	0.1	2.6	AAA
Corporate and other debt securities	11,358	17.2	2.7	BBB
Residential mortgage-backed securities	417	0.6	0.5	A+
Commercial mortgage-backed securities	3,940	6.0	2.3	A
Other asset-backed securities	5,575	8.4	1.2	AA+
Nonredeemable preferred stocks	902	1.4	2.1	BBB-
Short-term investments	1,790	2.7	<0.1	AA-
Total fixed-income securities	63,070	95.6	3.0	AA-
Common equities	2,929	4.4	na	na
Total portfolio[2]	$ 65,999	100.0 %	3.0	AA-

na = not applicable

[1] Represents ratings at period end. Credit quality ratings are assigned by nationally recognized statistical rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we assign an internal rating of AAA-.

[2] At December 31, 2024, we had $125 million of net unsettled security transactions included in other liabilities, compared to $46 million of net unsettled security transactions included in other assets at December 31, 2023.

The total fair value of the portfolio at December 31, 2024 and 2023, included $6.2 billion and $4.2 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions. A portion of these investments were sold and proceeds used to pay our common share dividends in January 2025; see *Note 14 – Dividends* for additional information.

Our asset allocation strategy is to maintain 0%-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities.

We define Group I securities to include:
- common equities,
- nonredeemable preferred stocks,
- redeemable preferred stocks, except for 50% of investment-grade redeemable preferred stocks with cumulative dividends, which are included in Group II, and
- all other non-investment-grade fixed-maturity securities.

Group II securities include:
- short-term securities, and
- all other fixed-maturity securities, including 50% of investment-grade redeemable preferred stocks with cumulative dividends.

We believe this asset allocation strategy allows us to appropriately assess the risks associated with these securities for capital purposes and is in line with the treatment by our regulators.

The following table shows the composition of our Group I and Group II securities at December 31:

($ in millions)		2024 Fair Value	2024 % of Total Portfolio		2023 Fair Value	2023 % of Total Portfolio
Group I securities:						
Non-investment-grade fixed maturities	$	385	0.5 %	$	532	0.8 %
Nonredeemable preferred stocks		728	0.9		902	1.4
Common equities		3,575	4.5		2,929	4.4
Total Group I securities		4,688	5.9		4,363	6.6
Group II securities:						
Other fixed maturities		74,947	93.4		59,846	90.7
Short-term investments		615	0.7		1,790	2.7
Total Group II securities		75,562	94.1		61,636	93.4
Total portfolio	$	80,250	100.0 %	$	65,999	100.0 %

To determine the allocation between Group I and Group II, we use the credit ratings from models provided by the National Association of Insurance Commissioners (NAIC) to classify our residential and commercial mortgage-backed securities, excluding interest-only (IO) securities, and the credit ratings from nationally recognized statistical rating organizations (NRSROs) to classify all other debt securities. NAIC ratings are based on a model that considers the book price of our securities when assessing the probability of future losses in assigning a credit rating. As a result, NAIC ratings can vary from credit ratings issued by NRSROs. Management believes NAIC ratings more accurately reflect our risk profile when determining the asset allocation between Group I and II securities.

Unrealized Gains and Losses
As of December 31, 2024, our fixed-maturity portfolio had total after-tax net unrealized losses, which are recorded as part of accumulated other comprehensive income (loss) on our consolidated balance sheets, of $1.4 billion, compared to $1.6 billion at December 31, 2023. The decrease in total unrealized losses year over year, was due to valuation increases across fixed-maturity sectors, excluding the U.S. Treasury portfolio. The valuation increase was most prominently in our corporate and other debt and commercial mortgage-backed portfolios as lower interest rates and tighter credit spreads drove strong portfolio performance. The U.S. Treasury valuation decrease was due to rising U.S. Treasury yields.

See *Note 2 – Investments* for a further break-out of our gross unrealized gains (losses).

Holding Period Gains (Losses)

The following table provides the balance and activity for both the gross and net holding period gains (losses) for 2024:

(millions)	Gross Holding Period Gains	Gross Holding Period Losses	Net Holding Period Gains (Losses)
Balance at December 31, 2023			
Hybrid fixed-maturity securities	$ 5	$ (34)	$ (29)
Equity securities[1]	2,234	(86)	2,148
Total holding period securities	2,239	(120)	2,119
Current year change in holding period securities			
Hybrid fixed-maturity securities	3	22	25
Equity securities[1]	604	50	654
Total changes in holding period securities	607	72	679
Balance at December 31, 2024			
Hybrid fixed-maturity securities	8	(12)	(4)
Equity securities[1]	2,838	(36)	2,802
Total holding period securities	$ 2,846	$ (48)	$ 2,798

[1] Equity securities include common equities and nonredeemable preferred stocks.

Changes in holding period gains (losses), similar to unrealized gains (losses) in our fixed-maturity portfolio, are the result of changes in market conditions as well as sales of securities based on various portfolio management decisions.

Fixed-Income Securities

The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. Following are the primary exposures for the fixed-income portfolio.

Interest Rate Risk This risk includes the change in value resulting from movements in the underlying market rates of debt securities held. We manage this risk by maintaining the portfolio's duration (a measure of the portfolio's exposure to changes in interest rates) between 1.5 and 5.0 years. The duration of the fixed-income portfolio was 3.3 years at December 31, 2024, compared to 3.0 years at December 31, 2023. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.

The duration distribution of our fixed-income portfolio, excluding short-term investments, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, at December 31, was:

Duration Distribution	2024	2023
1 year	9.6 %	18.1 %
2 years	8.2	12.0
3 years	29.5	25.7
5 years	43.6	27.4
7 years	8.2	14.6
10 years	0.9	2.2
Total fixed-income portfolio	100.0 %	100.0 %

Credit Risk This exposure is managed by maintaining an A+ minimum weighted average portfolio credit quality rating, as defined by NRSROs. At both December 31, 2024 and 2023, our weighted average credit quality rating was AA-. The credit quality distribution of our fixed-income portfolio at December 31, was:

Average Rating	2024	2023
AAA	12.6 %	10.7 %
AA	64.2	65.1
A	6.4	7.0
BBB	15.7	15.7
Non-investment-grade/non-rated:[1]		
BB	0.8	1.2
B	0.2	0.2
CCC and lower	0	0
Non-rated	0.1	0.1
Total fixed-income portfolio	100.0 %	100.0 %

[1] The ratings in the table above are assigned by NRSROs.

Effective January 1, 2025, in light of the downgrade of the U.S. government obligations, to manage our credit risk exposure, we moved our internal ratings guideline for our portfolio down from an A+ to an A minimum weighted average portfolio credit rating.

Concentration Risk Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state's general obligation bonds, to 2.5% of shareholders' equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders' equity. Additionally, the guideline applicable to any state's general obligation bonds is 6% of shareholders' equity. We consider concentration risk both overall and in the context of individual asset classes and sectors, including, but not limited to, common equities, residential and commercial mortgage-backed securities, municipal bonds, and high-yield bonds. At December 31, 2024 and 2023, we were within all of the constraints described above.

Prepayment and Extension Risk We are exposed to this risk especially in our asset-backed (i.e., structured product) and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended will have a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different types of structured debt and preferred securities help manage this risk. During 2024 and 2023, we did not experience significant adverse prepayment or extension of principal relative to our cash flow expectations in the portfolio.

Liquidity Risk Our overall portfolio remains very liquid and we believe that it is sufficient to meet expected near-term liquidity requirements. The short-to-intermediate duration of our portfolio provides a source of liquidity. During 2025, we expect approximately $7.6 billion, or 25%, of principal repayment from our fixed-income portfolio, excluding U.S. Treasury Notes and short-term investments. Cash from interest and dividend payments provides an additional source of recurring liquidity.

The duration of our U.S. government obligations, which are included in the fixed-income portfolio, was comprised of the following at December 31, 2024:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes		
Less than one year	$ 104	0.4
One to two years	807	1.6
Two to three years	3,002	2.6
Three to five years	36,320	4.0
Five to seven years	5,722	5.7
Seven to ten years	33	7.1
Total U.S. Treasury Notes	$45,988	4.1

ASSET-BACKED SECURITIES

Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value		Net Unrealized Gains (Losses)	% of Asset-Backed Securities	Duration (years)	Average Rating (at period end)[1]
2024						
Residential mortgage-backed securities	$	1,601	$ (2)	12.7 %	2.6	AA
Commercial mortgage-backed securities		4,352	(369)	34.6	1.9	A+
Other asset-backed securities		6,643	(39)	52.7	1.2	AA+
Total asset-backed securities	$	12,596	$ (410)	100.0 %	1.6	AA
2023						
Residential mortgage-backed securities	$	417	$ (10)	4.2 %	0.5	A+
Commercial mortgage-backed securities		3,940	(596)	39.7	2.3	A
Other asset-backed securities		5,575	(91)	56.1	1.2	AA+
Total asset-backed securities	$	9,932	$ (697)	100.0 %	1.6	AA-

[1] The credit quality ratings are assigned by NRSROs.

Residential Mortgage-Backed Securities (RMBS) The following table details the credit quality rating and fair value of our RMBS, along with the loan classification and a comparison of the fair value at December 31, 2024, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Residential Mortgage-Backed Securities (at December 31, 2024)

($ in millions) Average Rating[1]	Non-Agency		Government/GSE[2]		Total		% of Total
AAA	$	1,100	$	0	$	1,100	68.7 %
AA		23		1		24	1.5
A		202		0		202	12.6
BBB		273		0		273	17.0
Non-investment-grade/non-rated:							
CCC and lower		1		0		1	0.1
Non-rated		1		0		1	0.1
Total fair value	$	1,600	$	1	$	1,601	100.0 %
Decrease in value		0 %		(2.7)%		0 %	

[1] The credit quality ratings are assigned by NRSROs; when we assigned the NAIC ratings for our RMBS, 88% of our non-investment-grade securities were rated investment grade and reported as Group II securities, with the remainder classified as Group I.

[2] The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).

Our RMBS portfolio consists of deals that are backed by high-credit quality borrowers and/or those that have strong structural protections through underlying loan collateralization. During 2024, we continued to increase our exposure in this portfolio. Our additions during the year were primarily concentrated in investment-grade securities with most purchases in qualified mortgage securitizations. We also continued to grow our existing exposure to Fannie Mae and Freddie Mac credit risk transfer securities.

Commercial Mortgage-Backed Securities (CMBS) The following table details the credit quality rating and fair value of our CMBS, along with a comparison of the fair value at December 31, 2024, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Commercial Mortgage-Backed Securities (at December 31, 2024)

($ in millions) Average Rating[1]	Multi-Borrower	Single-Borrower	Total	% of Total
AAA	$ 142	$ 1,735	$1,877	43.1 %
AA	0	848	848	19.5
A	0	431	431	9.9
BBB	0	836	836	19.2
Non-investment-grade/non-rated:				
BB	0	348	348	8.0
B	0	12	12	0.3
Total fair value	$ 142	$ 4,210	$4,352	100.0 %
Decrease in value	(5.1)%	(7.9)%	(7.8)%	

[1]The credit quality ratings are assigned by NRSROs; when we assigned the NAIC ratings for our CMBS, 92% of our non-investment-grade securities were rated investment grade and reported as Group II securities, with the remainder classified as Group I.

Growth in our portfolio during 2024 was primarily due to new additions in AAA securities in multi-family and industrial sectors, and an increase in the value of the portfolio as spreads tightened, which were in part offset by redemptions of certain single borrower deals. The CMBS market ended the year on a high note as new issuances continued throughout the year at a robust pace and spreads tightened. As of December 31, 2024, we had no delinquencies in our CMBS portfolio.

The following table shows the composition of our CMBS portfolio by maturity year and sector:

Commercial Mortgage-Backed Securities Sector Details (at December 31, 2024)

($ in millions) Maturity[1]	Office	Lab Office	Multi- family	Multi- family IO	Industrial	Self- storage	Casino	Total	Average Original LTV	Average Current DSCR
2025	$ 0	$ 47	$ 0	$ 38	$ 0	$ 0	$ 0	$ 85	69.9 %	1.6
2026	394	67	270	34	91	64	114	1,034	61.3	1.7
2027	376	0	50	31	0	257	0	714	61.5	1.9
2028	273	0	0	24	0	0	0	297	60.5	2.4
2029	479	129	418	11	388	160	70	1,655	62.5	2.3
2030	80	59	0	4	0	0	96	239	55.5	3.4
2031	237	91	0	0	0	0	0	328	66.5	2.0
Total fair value	$1,839	$393	$738	$142	$479	$481	$280	$4,352		

LTV= loan to value
DSCR= debt service coverage ratio

[1]The floating-rate securities were extended to their full maturity and fixed-rate securities are shown to their anticipated repayment date (if applicable) or otherwise, their maturity date.

We show the average loan to value (LTV) of each maturity year when the loans were originated. The LTV ratio that management uses, which is commonly expressed as a percentage, compares the size of the entire mortgage loan to the appraised value of the underlying property collateralizing the loan at issuance. A LTV ratio less than 100% indicates excess collateral value over the loan amount. LTV ratios greater than 100% indicate that the loan amount exceeds the collateral value. We believe this ratio provides a conservative view of our actual risk of loss, as this number displays the entire mortgage LTV, while our ownership is only a portion of the structure of the mortgage loan-backed security. For many of the mortgage loans in our portfolio, our exposure is in a more senior part of the structure, which means that the LTV on our actual exposure is even lower than the ratios presented.

In addition to the LTV ratio, we also examine the credit of our CMBS portfolio by reviewing the debt service coverage ratio (DSCR) of the securities. The DSCR compares the underlying property's annual net operating income to its annual debt service payments. A DSCR less than 1.0 times indicates that property operations do not generate enough income over the debt service payments, while a DSCR greater than 1.0 times indicates that there is an excess of operating income over the debt service payments. A number above 1.0 generally indicates that there would not be an incentive for the borrower to default in light of the borrower's excess income. The DSCR reported in the table is calculated based on the most currently available net operating income and mortgage payments for the borrower, which, for many securities, is data as of December 31, 2023.

Other Asset-Backed Securities (OABS) The following table details the credit quality rating and fair value of our OABS, along with a comparison of the fair value at December 31, 2024, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Other Asset-Backed Securities (at December 31, 2024)								
($ in millions) Average Rating	Automobile	Collateralized Loan Obligations	Student Loan	Whole Business Securitizations	Equipment	Other	Total	% of Total
AAA	$3,029	$526	$ 49	$ 0	$1,039	$258	$4,901	73.8 %
AA	1	117	2	0	40	0	160	2.4
A	3	0	0	0	139	294	436	6.6
BBB	0	0	0	1,072	0	39	1,111	16.7
Non-investment-grade/ non-rated:								
BB	0	0	0	0	0	35	35	0.5
Total fair value	$3,033	$643	$ 51	$1,072	$1,218	$626	$6,643	100.0 %
Increase (decrease) in value	0.5 %	(0.1)%	(6.3)%	(3.6)%	0.4 %	(2.1)%	(0.6)%	

During 2024, we selectively added securities to the OABS portfolio that we viewed as having attractive spreads and potential returns. The securities we acquired were predominantly in the automobile and equipment categories in highly-rated, senior, and short-tenor debt tranches in the new issue markets. Additionally, we increased our holdings in whole business securitization assets, in both new issue and secondary markets, and decreased our collateralized loan obligation assets, due to elevated call redemptions.

STATE AND LOCAL GOVERNMENT OBLIGATIONS

The following table details the credit quality rating of our state and local government obligations (municipal securities) at December 31, 2024, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2024)			
(millions) Average Rating	General Obligations	Revenue Bonds	Total
AAA	$ 761	$ 497	$ 1,258
AA	567	862	1,429
A	0	61	61
BBB	0	30	30
Non-rated	0	0	0
Total	$ 1,328	$ 1,450	$ 2,778

Included in revenue bonds were $593 million of single-family housing revenue bonds issued by state housing finance agencies, of which $305 million were supported by individual mortgages held by the state housing finance agencies and $288 million were supported by mortgage-backed securities.

Of the revenue bonds supported by individual mortgages held by state housing finance agencies, the overall credit quality rating was AA+. Most of these mortgages were supported by the FHA, VA, or private mortgage insurance providers. Of the revenue bonds supported by mortgage-backed securities, 80% were collateralized by Ginnie Mae mortgages, which are fully guaranteed by the U.S. government, and the remaining 20% were collateralized by Fannie Mae and Freddie Mac mortgages.

Although credit spreads of tax-exempt municipal bonds widened during 2024, we still viewed most of the market as relatively unattractive. Credit spreads for taxable municipal bonds tightened during 2024. We selectively added to the municipal portfolio during 2024, with a focus on high-quality securities with shorter maturities, which we viewed as having more favorable risk/reward profiles.

CORPORATE AND OTHER DEBT SECURITIES

The following table details the credit quality rating of our corporate and other debt securities at December 31, 2024:

Corporate and Other Debt Securities (at December 31, 2024)

(millions) Average Rating	Consumer	Industrial	Communication	Financial Services	Technology	Basic Materials	Energy	Total
AAA	$ 0	$ 0	$ 0	$ 122	$ 0	$ 0	$ 40	$ 162
AA	92	0	0	568	0	0	43	703
A	643	345	62	2,134	59	106	442	3,791
BBB	3,344	1,523	384	1,508	949	69	1,200	8,977
Non-investment-grade/ non-rated:								
BB	88	47	56	0	8	0	6	205
B	103	0	0	0	0	8	0	111
Non-rated	0	0	0	2	3	0	0	5
Total fair value	$ 4,270	$ 1,915	$ 502	$ 4,334	$ 1,019	$ 183	$ 1,731	$ 13,954

The size of our corporate and other debt portfolio increased over the year to $14.0 billion at December 31, 2024, from $11.4 billion at December 31, 2023. At both December 31, 2024 and December 31, 2023, corporate and other debt securities made up approximately 18% of our fixed-income portfolio.

The duration of the corporate and other debt portfolio decreased slightly to 2.6 years at December 31, 2024, from 2.7 years at December 31, 2023, as we continued to focus on shorter-maturity investment-grade securities, which we viewed as having more favorable risk/reward profiles.

NONREDEEMABLE PREFERRED STOCKS

The table below shows the exposure break-down for our nonredeemable preferred stocks by sector and rating at year end:

Nonredeemable preferred stocks (at December 31, 2024)

| (millions) Average Rating | Financial Services | | | | Industrials | Utilities | Total |
	U.S. Banks	Foreign Banks	Insurance	Other Financial			
BBB	$ 462	$ 14	$ 63	$ 30	$ 0	$ 38	$ 607
Non-investment-grade/ non-rated:							
BB	64	4	0	0	0	0	68
Non-rated	0	0	23	14	16	0	53
Total fair value	$ 526	$ 18	$ 86	$ 44	$ 16	$ 38	$ 728

The majority of our nonredeemable preferred securities have fixed-rate dividends until a call date and then, if not called, generally convert to floating-rate dividends. The interest rate duration is calculated to reflect the call, floor, and floating-rate features. Although a nonredeemable preferred stock will remain outstanding if not called, its interest rate duration will reflect the variable nature of the dividend. At year-end 2024, our non-investment-grade nonredeemable preferred stocks were with issuers that maintain investment-grade senior debt ratings.

We also face the risk that dividend payments could be deferred for one or more periods or skipped entirely. As of December 31, 2024, we expect all of these securities to pay their dividends in full and on time. Approximately

97% of our nonredeemable preferred stocks pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable.

At December 31, 2024, our nonredeemable preferred stock portfolio fair value was $0.7 billion, which is a decrease from $0.9 billion at December 31, 2023. This decline was primarily due to nonredeemable preferred stocks that were called or sold because they had less attractive risk/reward profiles.

Common Equities

Common equities, as reported on our consolidated balance sheets at December 31, were comprised of the following:

($ in millions)	2024		2023	
Common stocks	$3,550	99.3 %	$2,908	99.3 %
Other risk investments[1]	25	0.7	21	0.7
Total common equities	$3,575	100.0 %	$2,929	100.0 %

[1]The other risk investments consist of limited partnership interests.

The majority of our common stock portfolio consists of individual holdings selected based on their contribution to the correlation with the Russell 1000 Index. We held 772 out of 1,007, or 77%, of the common stocks comprising the index at December 31, 2024, which made up 95% of the total market capitalization of the index. At December 31, 2024, the full year GAAP income total return did not meet our targeted tracking error of +/- 50 basis points. We expect to be within our targeted tracking error over the longer term. At December 31, 2023, the full year GAAP income total return was within our targeted tracking error.

The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2024	Russell 1000 Allocation at December 31, 2024	Russell 1000 Sector Return in 2024
Consumer discretionary	15.0 %	16.4 %	30.3 %
Consumer staples	3.8	4.0	5.7
Financial services	11.3	10.7	31.8
Health care	9.9	9.5	3.5
Materials and processing	1.6	1.5	(3.7)
Other energy	3.7	3.3	6.6
Producer durable	12.1	12.2	18.3
Real estate	2.3	2.3	5.1
Technology	35.9	35.4	38.2
Telecommunications	1.9	2.3	22.2
Utilities	2.5	2.4	23.7
Total common stocks	100.0 %	100.0 %	24.5 %

For 2024, our common stock portfolio FTE total return was 22.9%, compared to 24.5% for the Russell 1000 Index, due to common stocks we hold outside of the index.

V. CRITICAL ACCOUNTING POLICIES

Progressive is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates in a variety of areas. The two areas we view as most critical with respect to the application of estimates and assumptions is the establishment of our loss reserves and the methods for measuring expected credit losses on financial instruments.

A. Loss and LAE Reserves

Loss and LAE reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2024, we had $34.6 billion of net loss and LAE reserves (net of reinsurance recoverables on unpaid losses), which included $26.4 billion of case reserves and $8.2 billion of IBNR reserves. The following discussion focuses on our personal auto liability and commercial auto liability, including TNC, reserves since these businesses represent approximately 91% of our total carried net reserves.

We do not review our loss reserves on a macro level and, therefore, do not derive a companywide range of reserves to compare to a standard deviation. Instead, we review a large majority of our reserves by product/ state subset combinations on a quarterly time frame, with the remaining reserves generally reviewed on a semiannual basis. A change in our scheduled reviews of a particular subset of the business depends on the size of the subset or emerging issues relating to the product or state. By reviewing the reserves at such a detailed level, we have the ability to identify and measure variances in the trends by state, product, and line coverage that otherwise would not be seen on a consolidated basis. We believe our comprehensive process of reviewing at a subset level provides us more meaningful estimates of our aggregate loss reserves.

In analyzing the ultimate accident year loss and LAE experience, our actuarial staff reviews in detail, at the subset level, frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of our LAE costs. The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses is not estimated. The actual frequency experienced will vary depending on the change in the mix in class of drivers we insure, but the IBNR frequency projections for these lines of business are generally stable in the short term, because a large majority of the parties involved in an accident report their claims within a short time period after the occurrence. The severity experienced by Progressive is much more difficult to estimate, especially for injury claims, since severity is affected by changes in underlying costs, such as medical costs, jury verdicts, judicial interpretations, and regulatory changes. In addition, severity will vary relative to the change in our mix of business by limit.

Assumptions regarding needed reserve levels made by the actuarial staff take into consideration influences on available historical data that reduce the predictive nature of our projected future loss costs. Internal considerations that are process-related, which generally result from changes in our claims organization's activities, include claim closure rates, the number of claims that are closed without payment, and the level of the claims representatives' estimates of the needed case reserve for each claim. These changes and their effect on the historical data are studied at the state level versus on a larger, less indicative, countrywide basis.

External items considered include the litigation atmosphere, changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro, countrywide level. These items, as well as additional considerations such as the type of accident and change in reporting patterns, are closely monitored.

At December 31, 2024, we had $39.1 billion of carried gross reserves and $34.6 billion of net reserves. Our net reserve balance assumes that the loss and LAE severity for accident year 2024 over accident year 2023 would be 8.8% higher for personal auto liability and 1.7% higher for commercial auto liability. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlements. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.

The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2024, if during 2025 we were to experience the indicated change in our estimate of severity for the 2024 accident year (i.e., claims that occurred in 2024):

(millions)	Estimated Changes in Severity for Accident Year 2024				
	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$ 20,105	$ 20,573	$ 21,041	$ 21,509	$ 21,977
Commercial auto liability	10,306	10,424	10,542	10,660	10,778
Other[1]	2,987	2,987	2,987	2,987	2,987
Total	$ 33,398	$ 33,984	$ 34,570	$ 35,156	$ 35,742

[1] Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2024 accident year would affect our personal auto liability reserves by $234 million and our commercial auto liability reserves by $59 million.

Our 2024 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2024, 2023, and 2022, in the aggregate, accounted for approximately 93% of our reserve balance. If during 2025 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2024, 2023, and 2022), the effect to our year-end 2024 reserve balances would be as follows:

(millions)	Estimated Changes in Severity for Accident Years 2024, 2023, and 2022				
	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$ 18,649	$ 19,845	$ 21,041	$ 22,237	$ 23,433
Commercial auto liability	9,874	10,208	10,542	10,876	11,210
Other[1]	2,987	2,987	2,987	2,987	2,987
Total	$ 31,510	$ 33,040	$ 34,570	$ 36,100	$ 37,630

[1] Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2024, 2023, and 2022 accident years would affect our personal auto liability reserves by $598 million and our commercial auto liability reserves by $167 million.

Our best estimate of the appropriate amount for our reserves as of year-end 2024 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is reasonably likely to occur. The above tables show the potential favorable or unfavorable development we will realize if our estimates miss by 2% or 4%.

B. Credit Losses on Financial Instruments

An allowance for credit losses is established when the ultimate realization of a financial instrument is determined to be impaired due to a credit event. Measurement of expected credit losses is based on judgment when considering relevant information about past events, including historical loss experience, current conditions, and forecasts of the collectability of the reported financial instrument. The allowance for expected credit losses is measured and recorded at the point ultimate recoverability of the financial instrument is expected to be impaired, including upon the initial recognition of the financial instrument, where warranted. We evaluate financial instrument credit losses related to our available-for-sale securities, reinsurance recoverables, and premiums receivables. Due to the complex nature in evaluating credit loss for our available-for-sale financial instruments, we view the estimates and assumptions used in our analysis as critical.

We routinely monitor our fixed-maturity portfolio for pricing changes that might indicate potential losses exist and perform detailed reviews of securities with unrealized losses to determine if an allowance for credit losses, a change to an existing allowance (recovery or additional loss), or a write-off for an amount deemed uncollectible needs to be recorded. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to:
(i) credit-related losses, which are specific to the issuer (e.g., financial conditions, business prospects) where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security, or (ii) market related factors, such as interest rates or credit spreads.

If we do not expect to hold the security to allow for a potential recovery of those expected losses, we will write down the security to fair value and recognize a realized loss in the comprehensive income statement.

For securities whose losses are credit-related losses, and for which we do not intend to sell in the near term, we will review the non-market components to determine if a potential future credit loss exists, based on available financial data related to the fixed-maturity securities. If we project that a credit loss exists, we will record an allowance for the credit loss and recognize a realized loss in the comprehensive income statement. For all securities for which an allowance for credit losses has been established, we will re-evaluate the securities, at least quarterly, to determine if further deterioration has occurred or if we project a subsequent recovery in the expected losses, which would require an adjustment to the allowance for credit losses. To the extent we determine that we will likely sell a security prior to recovery of the credit loss, or if the loss is deemed uncollectible, we will write down the security to its fair value and reverse any credit loss allowance that may have been previously recorded.

For an unrealized loss that is determined to be related to current market conditions, we will not record an allowance for credit losses or a write down to fair value. We will continue to monitor these securities to determine if underlying factors other than the current market conditions are contributing to the loss in value.

Based on an analysis of our fixed-maturity portfolio, we have determined our allowance for credit losses related to available-for-sale securities was not material to our financial condition or results of operations for the periods ending December 31, 2024 and 2023.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: *Investors are cautioned that certain statements in this report not based upon historical fact are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements often use words such as "estimate," "expect," "intend," "plan," "believe," "goal," "target," "anticipate," "will," "could," "likely," "may," "should," and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. Forward-looking statements are not guarantees of future performance, are based on current expectations and projections about future events, and are subject to certain risks, assumptions and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to:*

- *our ability to underwrite and price risks accurately and to charge adequate rates to policyholders;*
- *our ability to establish accurate loss reserves;*
- *the impact of severe weather, other catastrophe events, and climate change;*
- *the effectiveness of our reinsurance programs and the continued availability of reinsurance and performance by reinsurers;*
- *the secure and uninterrupted operation of the systems, facilities, and business functions and the operation of various third-party systems that are critical to our business;*
- *the impacts of a security breach or other attack involving our technology systems or the systems of one or more of our vendors;*
- *our ability to maintain a recognized and trusted brand and reputation;*
- *whether we innovate effectively and respond to our competitors' initiatives;*
- *whether we effectively manage complexity as we develop and deliver products and customer experiences;*
- *the highly competitive nature of property-casualty insurance markets;*
- *whether we adjust claims accurately;*
- *compliance with complex and changing laws and regulations;*
- *the impact of misconduct or fraudulent acts by employees, agents, and third parties to our business and/or exposure to regulatory assessments;*
- *our ability to attract, develop, and retain talent and maintain appropriate staffing levels;*
- *litigation challenging our business practices, and those of our competitors and other companies;*
- *the success of our business strategy and efforts to acquire or develop new products or enter into new areas of business and our ability to navigate the related risks;*
- *how intellectual property rights affect our competitiveness and our business operations;*
- *the success of our development and use of new technology and our ability to navigate the related risks;*
- *the performance of our fixed-income and equity investment portfolios;*
- *the impact on our investment returns and strategies from regulations and societal pressures relating to environmental, social, governance and other public policy matters;*
- *our continued ability to access our cash accounts and/or convert investments into cash on favorable terms;*
- *the impact if one or more parties with which we enter into significant contracts or transact business fail to perform;*
- *legal restrictions on our insurance subsidiaries' ability to pay dividends to The Progressive Corporation;*
- *our ability to obtain capital when necessary to support our business, our financial condition, and potential growth;*
- *evaluations and ratings by credit rating and other rating agencies;*
- *the variable nature of our common share dividend policy;*
- *whether our investments in certain tax-advantaged projects generate the anticipated returns;*
- *the impact from not managing to short-term earnings expectations in light of our goal to maximize the long-term value of the enterprise;*
- *the impacts of epidemics, pandemics, or other widespread health risks; and*
- *other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission, including, without limitation, the Risk Factors section of our Annual Report on Form 10-K for the year ending December 31, 2024.*

Any forward-looking statements are made only as of the date presented. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

In addition, investors should be aware that accounting principles generally accepted in the United States prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

Supplemental Information
The Progressive Corporation and Subsidiaries
Ten Year Summary – Selected Financial Information
(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)		2024		2023		2022		2021		2020
Net premiums written	$	74,424	$	61,550	$	51,081	$	46,405	$	40,569
Growth		21 %		20 %		10 %		14 %		8 %
Net premiums earned	$	70,799	$	58,665	$	49,241	$	44,369	$	39,262
Growth		21 %		19 %		11 %		13 %		8 %
Policies in force (thousands):										
Personal Lines[1]		33,811		28,591		26,307		25,512		23,898
Growth[2]		18 %		9 %		3 %		7 %		11 %
Commercial Lines		1,141		1,099		1,046		971		822
Growth		4 %		5 %		8 %		18 %		9 %
Total revenues	$	75,372	$	62,109	$	49,611	$	47,702	$	42,658
Underwriting margins:[3]										
Personal Lines[1]		11.4 %		5.9 %		3.2 %		3.5 %		12.2 %
Commercial Lines		10.6 %		1.2 %		8.9 %		11.1 %		13.0 %
Total underwriting operations		11.2 %		5.1 %		4.2 %		4.7 %		12.3 %
Net income attributable to Progressive	$	8,480	$	3,903	$	722	$	3,351	$	5,705
Per common share - diluted	$	14.40	$	6.58	$	1.18	$	5.66	$	9.66
Average equivalent common shares - diluted		587.7		587.5		587.1		587.1		587.6
Comprehensive income (loss) attributable to Progressive	$	8,673	$	5,089	$	(2,121)	$	2,460	$	6,292
Total assets	$	105,745	$	88,691	$	75,465	$	71,132	$	64,098
Debt outstanding	$	6,893	$	6,889	$	6,388	$	4,899	$	5,396
Total shareholders' equity	$	25,591	$	20,277	$	15,891	$	18,232	$	17,039
Statutory surplus	$	27,171	$	22,250	$	17,880	$	16,424	$	15,195
Common shares outstanding		585.8		585.3		584.9		584.4		585.2
Common share close price (at December 31)	$	239.61	$	159.28	$	129.71	$	102.65	$	98.88
Rate of return[4]		51.4 %		23.2 %		26.8 %		10.8 %		41.4 %
Market capitalization	$	140,364	$	93,227	$	75,867	$	59,989	$	57,865
Book value per common share	$	43.69	$	33.80	$	26.32	$	30.35	$	28.27
Ratios:										
Return on average common shareholders' equity:										
Net income attributable to Progressive		35.5 %		22.9 %		4.4 %		18.6 %		35.6 %
Comprehensive income (loss) attributable to Progressive		36.4 %		30.0 %		(13.5)%		13.6 %		39.3 %
Debt to total capital[5]		21.2 %		25.4 %		28.7 %		21.2 %		24.1 %
Price to earnings		16.6		24.2		109.9		18.1		10.2
Price to book		5.5		4.7		4.9		3.4		3.5
Net premiums written to statutory surplus		2.7		2.8		2.9		2.8		2.7
Statutory combined ratio		88.2		94.3		95.3		94.8		87.9
Dividends declared per common share[6]	$	4.90	$	1.15	$	0.40	$	1.90	$	4.90
Number of people employed		66,308		61,432		55,063		49,077		43,326

[1] Beginning in the fourth quarter 2024, Personal Lines includes our personal property products, which were reported separately in prior years. Information for the previous years presented was recast to conform to the current year presentation.

[2] Our personal property business was acquired on April 1, 2015; the growth for 2015 is adjusted to exclude the impact of the acquisition.

[3] Underwriting margins are calculated as pretax underwriting profit (loss), as defined in *Note 10 – Segment Information*, as a percentage of net premiums earned. Policyholder credits are included in pretax underwriting profit (loss), as applicable.

(millions – except ratios, policies in force, per share amounts, and number of people employed)		2019		2018		2017		2016		2015
Net premiums written	$	37,578	$	32,610	$	27,132	$	23,354	$	20,564
Growth		15 %		20 %		16 %		14 %		10 %
Net premiums earned	$	36,192	$	30,933	$	25,730	$	22,474	$	19,899
Growth		17 %		20 %		14 %		13 %		8 %
Policies in force (thousands):										
Personal Lines[1]		21,611		19,695		17,537		15,859		14,841
Growth[2]		10 %		12 %		11 %		7 %		4 %
Commercial Lines		751		697		647		608		556
Growth		8 %		8 %		6 %		9 %		8 %
Total revenues	$	39,022	$	31,979	$	26,839	$	23,441	$	20,854
Underwriting margins:[3]										
Personal Lines[1]		8.9 %		8.9 %		6.4 %		4.7 %		6.6 %
Commercial Lines		10.4 %		13.3 %		7.7 %		6.4 %		15.9 %
Total underwriting operations		9.1 %		9.4 %		6.6 %		4.9 %		7.5 %
Net income attributable to Progressive	$	3,970	$	2,615	$	1,592	$	1,031	$	1,268
Per common share - diluted	$	6.72	$	4.42	$	2.72	$	1.76	$	2.15
Average equivalent common shares - diluted		587.2		586.7		585.7		585.0		589.2
Comprehensive income (loss) attributable to Progressive	$	4,433	$	2,520	$	1,941	$	1,164	$	1,045
Total assets	$	54,895	$	46,575	$	38,701	$	33,428	$	29,819
Debt outstanding	$	4,407	$	4,410	$	3,306	$	3,148	$	2,708
Total shareholders' equity	$	13,673	$	10,822	$	9,285	$	7,957	$	7,289
Statutory surplus	$	13,671	$	11,572	$	9,664	$	8,560	$	7,576
Common shares outstanding		584.6		583.2		581.7		579.9		583.6
Common share close price (at December 31)	$	72.39	$	60.33	$	56.32	$	35.50	$	31.80
Rate of return[4]		25.1 %		9.3 %		61.6 %		14.7 %		20.9 %
Market capitalization	$	42,319	$	35,185	$	32,761	$	20,587	$	18,559
Book value per common share	$	22.54	$	17.71	$	15.96	$	13.72	$	12.49
Ratios:										
Return on average common shareholders' equity:										
Net income attributable to Progressive		31.3 %		24.7 %		17.8 %		13.2 %		17.2 %
Comprehensive income (loss) attributable to Progressive		35.0 %		23.8 %		21.7 %		14.9 %		14.2 %
Debt to total capital[5]		24.4 %		28.9 %		26.3 %		28.3 %		27.1 %
Price to earnings		10.8		13.6		20.7		20.2		14.8
Price to book		3.2		3.4		3.5		2.6		2.5
Net premiums written to statutory surplus		2.7		2.8		2.8		2.7		2.7
Statutory combined ratio		90.5		89.9		92.8		94.8		91.8
Dividends declared per common share[6]	$	2.65	$	2.5140	$	1.1247	$	0.6808	$	0.8882
Number of people employed		41,571		37,346		33,656		31,721		28,580

[4] Represents annual rate of return, assuming dividend reinvestment.

[5] Ratio reflects debt as a percent of debt plus shareholders' equity; redeemable noncontrolling interest is not part of this calculation.

[6] Represents dividends pursuant to the dividend policy in place for the applicable year (see *Note 14 – Dividends* for further discussion).

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)

The following performance graph compares the performance of Progressive's Common Shares (PGR) to the Standard & Poor's 500 Stock Index (S&P 500 Index) and the Standard & Poor's 500 Property & Casualty Insurance Index (S&P 500 P/C Group) for the last five years.

Cumulative Five-Year Total Return*

PGR, S&P 500 Index, S&P 500 P/C Group (Performance Results through 12/31/24)



For the years ended December 31,	(Assumes $100 was invested at the close of trading on December 31, 2019)				
	2020	**2021**	**2022**	**2023**	**2024**
PGR	$ 141.38	$ 156.68	$ 198.67	$ 244.66	$ 370.40
S&P 500 Index	118.33	152.27	124.67	157.40	196.75
S&P 500 P/C Group	106.33	124.95	148.53	164.49	222.44

*Assumes reinvestment of dividends

Quantitative Market Risk Disclosures

(unaudited)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2024, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. The discussion below relates to instruments entered into for purposes other than trading; we had no trading financial instruments at December 31, 2024 and 2023. See *Management's Discussion and Analysis of Financial Condition and Results of Operations – Investments* for our discussion of the qualitative information about market risk.

Financial instruments subject to interest rate risk were:

	Fair Value				
(millions)	**-200 bps Change**	**-100 bps Change**	**Actual**	**+100 bps Change**	**+200 bps Change**
U.S. government obligations	$ 49,934	$ 47,915	$ 45,988	$ 44,158	$ 42,419
State and local government obligations	2,921	2,850	2,778	2,706	2,633
Foreign government obligations	16	16	16	15	15
Corporate and other debt securities	14,705	14,324	13,954	13,597	13,252
Asset-backed securities	12,986	12,789	12,596	12,408	12,225
Nonredeemable preferred stocks	750	739	728	718	708
Short-term investments	615	615	615	615	615
Total at December 31, 2024	$ 81,927	$ 79,248	$ 76,675	$ 74,217	$ 71,867
Total at December 31, 2023	$ 67,014	$ 65,001	$ 63,070	$ 61,220	$ 59,451

Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario, which includes any issuer-specific features, such as a call option. Asset-backed securities and state and local government housing securities are priced assuming deal specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements, and the underlying collateral.

Financial instruments subject to equity market risk were:

	Fair Value		
(millions)	**-10%**	**Actual**	**+10%**
Common equities at December 31, 2024	$ 3,196	$ 3,575	$ 3,954
Common equities at December 31, 2023	2,621	2,929	3,235

The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common equity portfolio's weighted average beta of 1.1 for 2024 and 1.0 for 2023. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common equity portfolio's beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movements. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of our securities without betas is 1.3%.

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2024		2023		2022		2021		2020	
Florida	$10,222	13.7 %	$ 9,096	14.8 %	$ 7,145	14.0 %	$ 6,291	13.6 %	$ 5,534	13.6 %
Texas	9,641	13.0	7,809	12.7	6,089	11.9	5,343	11.5	4,531	11.2
California	4,124	5.5	3,408	5.5	2,867	5.6	2,585	5.6	2,241	5.5
Georgia	3,635	4.9	2,928	4.8	2,444	4.8	2,148	4.6	1,861	4.6
New York	2,830	3.8	2,416	3.9	2,056	4.0	2,009	4.3	1,933	4.8
Michigan	2,628	3.5	2,255	3.7	2,015	4.0	1,963	4.2	1,798	4.4
New Jersey	2,206	3.0	1,911	3.1	1,600	3.1	1,417	3.1	1,242	3.1
Pennsylvania	2,192	2.9	1,804	2.9	1,670	3.3	1,505	3.2	1,327	3.3
Ohio	2,168	2.9	1,851	3.0	1,709	3.3	1,563	3.4	1,404	3.4
Arizona	1,989	2.7	1,583	2.6	1,234	2.4	1,040	2.2	911	2.3
All other	32,789	44.1	26,489	43.0	22,252	43.6	20,541	44.3	17,787	43.8
Total	$74,424	100.0 %	$61,550	100.0 %	$51,081	100.0 %	$46,405	100.0 %	$40,569	100.0 %

Insurance Quotes, Claims Reporting, and Customer Service

	Personal autos, motorcycles, recreational vehicles, homeowners, and renters	Commercial autos/trucks, business property, and general liability
To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com
To report a claim	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-502-8330 progressivecommercial.com
For customer service:		
If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-444-4487 progressivecommercial.com
If you bought your policy through an independent agent or broker	1-800-925-2886 1-800-300-3693 in California progressiveagent.com	1-800-444-4487 progressivecommercial.com
If you bought your policy through an independent agent or broker for the state of California	1-800-300-3693 Driveinsurance.com	1-800-444-4487 progressivecommercial.com

In addition, iPhone® and Android® users can download the Progressive mobile app to start a quote, report a claim, or service a policy.

Principal Office
The Progressive Corporation
300 North Commons Blvd.
Mayfield Village, Ohio 44143
440-461-5000
progressive.com

Annual Meeting The Annual Meeting of Shareholders will take place on Friday, May 9, 2025, at 10:00 a.m., eastern time. This meeting will be held by online webcast only. You will be able to attend and participate in the Annual Meeting via live webcast by visiting virtualshareholdermeeting.com/PGR2025. To participate in the meeting, you must have your 16-digit control number that is shown on your proxy card. You will not be able to attend the Annual Meeting in person.

Online Annual Report and Proxy Statement Our 2024 Annual Report to Shareholders can be found at: progressive.com/annualreport.

Our 2025 Proxy Statement and 2024 Annual Report to Shareholders, in a PDF format, can be found at: progressiveproxy.com.

Shareholder/Investor Relations Progressive does not maintain a mailing list for distribution of shareholders' reports. To view Progressive's publicly filed documents, shareholders can access our website: progressive.com/sec. To view our earnings and other releases, access our website: progressive.com/financial-releases.

For financial-related information or to request copies of Progressive's publicly filed documents free of charge, write to: The Progressive Corporation, Investor Relations, 300 North Commons Blvd., Box W94, Mayfield Village, Ohio 44143, email: investor_relations@progressive.com, or call: 440-395-2222.

For all other company information, call: 440-461-5000 or access our website at: progressive.com/contactus.

Transfer Agent and Registrar *Registered Shareholders:* If you have questions or changes to your account and your Progressive common shares are registered in your name, write to: Equiniti Trust Company, LLC, 48 Wall Street, Floor 23, New York, New York 10005; phone: 1-866-709-7695; email: HelpAST@equiniti.com; or visit their website at: equiniti.com/us.

Beneficial Shareholders: If your Progressive common shares are held in a brokerage or other financial institution account, contact your broker or financial institution directly regarding questions or changes to your account.

Common Shares, Holders, and Dividends The Progressive Corporation's common shares are traded on the New York Stock Exchange (symbol PGR). There were 1,614 shareholders of record on January 31, 2025. Progressive currently has a dividend policy under which the Board expects to declare regular, quarterly common share dividends and, on at least an annual basis, to consider declaring an additional variable common share dividend.

Counsel Baker & Hostetler LLP, Cleveland, Ohio

Corporate Governance Progressive's Corporate Governance Guidelines and Board Committee Charters are available at: progressive.com/governance.

Accounting Complaint Procedure Any employee or other interested party with a complaint or concern regarding accounting, internal accounting controls, or auditing matters relating to Progressive may report such complaint or concern directly to the Chairperson of the Audit Committee, as follows:

Stuart B. Burgdoerfer, Chair of the Audit Committee, auditchair@progressive.com.

Any such complaint or concern also may be reported anonymously over the following toll-free Alertline: 1-800-683-3604 or online at: progressivealertline.com.

Progressive will not retaliate against any individual by reason of his or her having made such a complaint or reported such a concern in good faith. View the complete procedures at: progressive.com/governance.

Contact Non-Management Directors Interested parties have the ability to contact the non-management directors as a group by sending a written communication clearly addressed to the non-management directors to either of the following:

Lawton W. Fitt, Chairperson of the Board, The Progressive Corporation, email: chair@progressive.com; or

David M. Stringer, Secretary, The Progressive Corporation, 300 North Commons Blvd., Box W94, Mayfield Village, Ohio 44143 or email: secretary@progressive.com.

The recipient will forward communications so received to the non-management directors.

Whistleblower Protections Progressive will not retaliate against any officer or employee of Progressive because of any lawful act done by the officer or employee to provide information or otherwise assist in investigations regarding conduct that the officer or employee reasonably believes to be a violation of federal securities laws or of any rule or regulation of the Securities and Exchange Commission. View the complete Whistleblower Protections at: progressive.com/governance.

Charitable Contributions We contribute to: (i) The Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents; (ii) Humble Design, a nonprofit organization we partnered with to furnish homes for families and veterans transitioning from homelessness; (iii) Family Promise, a nonprofit organization that helps families experiencing homelessness and low-income families achieve sustainable independence through a community-based response; and (iv) The Progressive Insurance Foundation.

To more broadly represent our employees and their communities, The Progressive Insurance Foundation provides funds to national charitable organizations identified by our Employee Resource Groups and, through the Name Your Cause® program, to qualifying charities chosen by each participating employee's recommendation, without requiring the employee to contribute. Over the last five years, The Progressive Insurance Foundation provided on average approximately $6 million per year to these charitable organizations.

Social Responsibility and Sustainability Progressive uses an online format to communicate our social responsibility efforts, and we see sustainability as part of the value we bring to our shareholders, customers, employees, agents, and communities. Information on our social responsibility and sustainability efforts can be found at: progressive.com/sustainability.

Directors

Philip Bleser[1,5,7]
Retired Chairman of Global Corporate Banking,
JPMorgan Chase & Co.
(financial services)

Stuart B. Burgdoerfer[1,6,7]
Retired Executive Vice President and
Chief Financial Officer,
L Brands, Inc.
(retailing)

Pamela J. Craig[3,6,7]
Retired Chief Financial Officer,
Accenture PLC
(global management consulting)

Charles A. Davis[4,7]
Chief Executive Officer,
Stone Point Capital LLC
(private equity investing)

Roger N. Farah[2,3,5,7]
Executive Chair of the Board,
CVS Health Corporation
(healthcare)

Lawton W. Fitt[2,4,5,7]
Chairperson of the Board,
The Progressive Corporation
Retired Partner,
Goldman Sachs Group
(financial services)

Susan Patricia Griffith[2]
President and
Chief Executive Officer,
The Progressive Corporation

Devin C. Johnson[1,6,7]
Former President and
Chief Operating Officer,
The SpringHill Company
(global consumer and entertainment)

Jeffrey D. Kelly[1,7]
Retired Chief Operating Officer and
Chief Financial Officer,
RenaissanceRe Holdings Ltd.
(reinsurance services)

Barbara R. Snyder[3,7]
President,
The Association of American Universities
(higher education)

Kahina Van Dyke[4,6,7]
Operating Partner,
Advent International
(global private equity)

1 Audit Committee Member
2 Executive Committee Member
3 Compensation and Talent Committee Member
4 Investment and Capital Committee Member
5 Nominating and Governance Committee Member
6 Technology Committee Member
7 Independent Director

Corporate Officers

Lawton W. Fitt
Chairperson of the Board
(non-executive)

Susan Patricia Griffith
President
and Chief Executive Officer

John P. Sauerland
Vice President
and Chief Financial Officer

David M. Stringer
Vice President, Secretary,
and Chief Legal Officer

Maureen McCoy Spooner
Treasurer

Mariann Wojtkun Marshall
Vice President, Assistant Secretary,
and Chief Accounting Officer

Other Executive Officers

Karen B. Bailo
Commercial Lines President

Jonathan S. Bauer
Chief Investment Officer

Steven A. Broz
Chief Information Officer

Patrick K. Callahan
Personal Lines President

William L. Clawson II
Chief Human Resources Officer

Remi Kent
Chief Marketing Officer

John Murphy
Claims President

Lori Niederst
Customer Relationship Management
President

Andrew J. Quigg
Chief Strategy Officer

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artwork: Kelli Connell
front cover: *Ponder*, 2008
inside front cover: *Conference*, 2025
inside back cover: *Studio View*, 2019
back cover: *Findings*, 2010

cover design: Nesnadny + Schwartz


PENTAX

PROGRESSIVE®

300 North Commons Blvd.
Mayfield Village, Ohio 44143
440.461.5000
progressive.com

